SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2014

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Interim Consolidated Report as of June 30, 2014

Press Release dated August 6, 2014

Press Release dated August 13, 2014

Press Release dated August 20, 2014

Press Release dated August 27, 2014

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: August 31, 2014

Contents

Contents

Mission

We are a major integrated energy company,
committed to growth in the activities,
of finding, producing, transporting, transforming
and marketing oil and gas. Eni men and women
have a passion for challenges, continuous
improvement, excellence and particularly
value people, the environment and integrity.

BOARD OF DIRECTORS[1]

Chairman
Emma Marcegaglia[1]

Chief Executive Officer and General Manager
Claudio Descalzi[2]

Directors
Andrea Gemma, Pietro Angelo Guindani, Karina Litvack, Alessandro Lorenzi, Diva Moriani, Fabrizio Pagani, Luigi Zingales

BOARD OF STATUTORY AUDITORS[1]

Chairman
Matteo Caratozzolo[1]

Statutory Auditors
Paola Camagni, Alberto Falini, Marco Lacchini, Marco Seracini

Alternate Auditors
Stefania Bettoni, Mauro Lonardo

MAGISTRATE OF THE COURT OF AUDITORS DELEGATED TO THE FINANCIAL CONTROL OF ENI SpA

Raffaele Squitieri[3]

External Auditors[4]
Reconta Ernst & Young

Information on powers retained by the Board of Directors, powers conferred to the Chairman and the Chief Executive Officer, as well as the composition and powers of the Board Committees (Control and Risk Committee, Compensation Committee, Nomination Committe and Sustainability and Scenarios Committee) are presented in the section Corporate Governance, available on Eni's website at the following address: http://www.eni.com/en_EN/governance/corporate-governance.shtml.

(1) Appointed by the Shareholders' Meeting of May 8, 2014 for a term of three financial years. The Board's mandate will therefore expire with the Shareholders' Meeting to be convened for the approval of the financial statements for the year ending December 31, 2016.

(2) Powers conferred by the Board of Directors on May 9, 2014.

(3) Duties conferred by the Governing Council of the Court of Auditors on October 28, 2009.

(4) Appointed by the Shareholders' Meeting held on April 29, 2010 for the 2010-2018 period.

July 30, 2014

Contents

Blank page

4 7 14 18 21 23 25 25 42 45 50 63 64 66 72 79 129 130 132 164

Interim Consolidated Report

4	**Highlights**
	Operating Review
7	Exploration & Production
14	Gas & Power
18	Refining & Marketing
21	Versalis
23	Engineering & Construction
	Financial review and other information
25	Financial review
25	Profit and loss account
42	Summarized Group Balance Sheet
45	Summarized Group Cash Flow Statement
50	Risk factors and uncertainties
63	Outlook
64	**Other information**
66	**Glossary**

Condensed consolidated interim financial statements

72	Financial statements
79	Notes to the condensed consolidated interim financial statements
129	**Management's certification**
130	**Report of Independent Auditors**

Annex

Disclaimer

This report contains certain forward-looking statements in particular under the section "Outlook", regarding capital expenditure, development and management of oil and gas resources, dividends, buy-back, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management's ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply, demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

"Eni" means the parent company Eni SpA and its consolidated subsidiaries.

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Eni Interim Consolidated Report / Highlights

Results > In the first half of 2014 Eni reported net profit of euro 1.96 billion, up by 7.9% from the first half of the previous year. Adjusted results were up by 9% and 4.8% at the operating and net level at euro 6.22 billion and euro 2.06 billion, respectively. When excluding the exceptional loss made by Saipem in 2013, adjusted results were down by 3% and 8%, respectively.

- This result was driven by a sizeable improvement in the Gas & Power performance (up by approximately euro 1 billion) driven by the gas supply contracts renegotiation whereby the Company achieved to align about 60% of contracted volumes to market conditions and to downsize take-or-pay exposure, against the backdrop of continuing weak demand and strong competitive pressure.

- The Exploration & Production segment reported a decrease of 13.2% in adjusted operating profit due to lower production sold impacted mainly by geopolitical issues in Libya, higher depreciation charges taken in connection with the start-ups and ramp-ups of new fields by the second half of 2013 and the appreciation of the euro vs. the dollar (up 4.3%).

- Refining & Marketing and Versalis reported increasing operating losses, up by 42.6% and 25.5%, respectively, driven by weak fundamentals in their respective industries which were affected by slow recovery in the Euro-zone, excess capacity and increasing competitive pressure from product streams imported from Russia and Middle East, and higher prices of oil-based feedstock.

- Eni delivered robust cash flow1 at euro 5.74 billion. Asset divestments contributed euro 3 billion of cash, relating to the divestment of the interest in Artic Russia, which operates gas assets in Siberia, to certain Gazprom subsidiaries (euro 2.2 billion) and the sale of an 8% interest in Galp Energia (euro 0.8 billion).

- The cash inflows were used to fund capital expenditure of euro 5.52 billion, mainly focused on the exploration and development of hydrocarbon reserves, payment of the balance dividend 2013 to Eni’s shareholders (euro 2 billion) and the repurchase of the Eni’s shares (euro 0.2 billion). As of June 30, 2014, net borrowings amounted to euro 14.60 billion, down by euro 0.36 billion from December 31, 2013.

- Leverage decreased to 0.24 at June 30, 2014 with respect to 0.25 at December 31, 2013.

Interim dividend > In light of the financial results achieved in the first half of 2014 and management’s expectations for full-year results, the interim dividend proposal to the Board of Directors on September 17, 2014 will amount to euro 0.56 per share (euro 0.55 per share in 2013). The interim dividend is payable on September 25, 2014, with September 22, 2014 being the ex dividend date.

Rationalization of mid-downstream assets > As part of its strategy of rationalizing its mid-downstream portfolio, Eni signed preliminary agreements to sell its interest in the joint venture for marketing and transportation of gas in Germany, EnBw, as well as the retail networks in the Czech Republic, Slovakia and Romania and the related interest in a local refinery. These transactions are subject to the approval of the competent European antitrust authorities.

Liquids and gas production > In the first half of 2014 Eni reported liquids and gas production of 1.583 million boe/d. Compared to the first half of the previous year, on a homogeneous basis, excluding the effects of the assets disposal in Siberia and geopolitical factors, production level remained substantially unchanged. Ramp-ups in the United Kingdom and Algeria were offset by mature fields’ declines.

Exploration successes > Exploration successes mainly achieved in Congo, Egypt and Nigeria added 420 million boe of fresh resources to the Company’s resource base. In addition, in July, Eni achieved a new important discovery offshore Gabon with a potential in place of 500 million boe.

New exploration acreage > Acquired new exploration acreage with high mineral potential in strategic basins of presence (Indonesia, Vietnam, Egypt, China and the United States) and in frontier areas

__________________________

(1) Net cash provided by operating activities.

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Eni Interim Consolidated Report / Highlights

(Greenland) for a total acreage of 19,000 square kilometers (net to Eni), targeting to rejuvenate Eni’s mineral right portfolio and to ensure new growth options.

Natural gas sales > In the first half of 2014 natural gas sales amounted to 45.85 bcm, down by 6.9% from the first half of the previous year, reflecting unusual winter weather conditions and continuing weakness in the power generation segment which was also affected by excess hydroelectric production.

Agreement in Venezuela > Defined with PDVSA a Memorandum of Understanding providing a framework for the commercial development of liquids associated with the super-giant Perla field’s gas reserves.

Green chemistry and Bio-refining > In the first half of 2014 achieved the start-up of the Porto Torres green chemistry plant, in joint venture with Novamont, producing chemical products for industrial use from renewable raw materials. The target capacity of the plant is 70 ktonnes/year of bio-monomers and intermediates. At the Venice refinery, achieved the start-up of the new production line of Green Diesel, with target capacity of approximately 300 ktonnes/year.

Safety > In the first half of 2014 the employees’ injury frequency rate was affected by a slightly higher number of incidents reported in the Exploration & Production, Refining & Marketing and Engineering & Construction segments. Total number of injuries increased to 48, from 42 of the first half of 2013. In the first six months of 2014, the communication and training program "eni in safety" and the "zero fatalities" project went on, in order to face critical issues of injuries.

GHG emissions > GHG emissions decreased, reflecting lower operating performance, energy efficiency actions and projects on gas flaring reduction. In particular, flared hydrocarbon volumes decreased by 40% compared to the first half of 2013, following the start-ups of flaring down projects in Ogbaindiri and Akri (Nigeria) and M’Boundi (Congo).

Use of water in production process > A further improvement registered in the use of re-injected water in production in the Exploration & Production segment, with a water re-injection rate increasing to 57%.

Expenditure for the territory > The overall expenditure for the territory in the first half of 2014 amounted to euro 35.7 million, including community investment of euro 24.5 million (over 93% of which was spent in the Exploration & Production segment). Investments regarded mainly Kazakhstan, Nigeria, Italy and Congo.

Financial highlights
i	i	i	First half
2013	(euro million)	2013	2014
114,697	Net sales from operations		59,287	56,556
8,888	Operating profit		5,338	5,901
12,650	Adjusted operating profit		5,705	6,219
5,160	Net profit (a)		1,818	1,961
4,433	Adjusted net profit (b)		1,961	2,055

11,026	Net cash provided by operating activities		4,815	5,740
12,800	Capital expenditure		5,947	5,524
138,341	Total assets at period end		137,887	140,076
61,049	Shareholders' equity including non-controlling interest at period end		61,717	61,261
14,963	Net borrowings at period end		15,984	14,601
76,012	Net capital employed at period end		77,701	75,862

17.49	Share price at period end	(euro)	15.78	19.98
3,622.8	Number of shares outstanding at period end	(million)	3,622.8	3,615.0
63.4	Market capitalization (c)	(euro billion)	57.2	72.2

(a) Profit attributable to Eni's shareholders.
(b) For a detailed explanation of adjusted (net and operating) profits, that exclude inventory holding gain/loss and special items, see paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".
(c) Number of outstanding shares by reference price at period end.

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Eni Interim Consolidated Report / Highlights

Summary financial data *
i	i	i	First half
2013	2013	2014
	Net profit
1.42	- per share (a)	(euro)	0.50	0.54
3.77	- per ADR (a) (b)	(USD)	1.31	1.48
	Adjusted net profit
1.22	- per share (a)	(euro)	0.54	0.57
3.24	- per ADR (a) (b)	(USD)	1.42	1.56

5.9	Adjusted Return On Average Capital Employed (ROACE)	(%)	7.0	6.8
0.3	Leverage		0.3	0.24
8.8	Coverage		8.8	12.0
1.5	Current ratio		1.5	1.6
73.7	Debt coverage		30.1	39.3

* See "Glossary" for ratios explanation.
(a) Fully diluted. Ratio of net profit and average number of shares outstanding in the period. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by ECB for the period presented.
(b) One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.

Operating and sustainability data
i	i	i	First half
2013	2013	2014
82,786	Employees at period end	(number)	81,564	84,990
	of which:
13,596	- women		13,313	13,847
55,781	- outside Italy		54,761	58,100
19.3	Female managers	(%)	18.9	19.4
0.40	Employees injury frequency rate	(No. of accidents per million hours worked)	0.37	0.41
0.32	Contractors injury frequency rate		0.29	0.27
0.98	Fatality index	(fatal injuries per one hundred millions of worked hours)	0.95	1.04
1,901	Oil spills due to operations in the environment	(barrels)	1,104	748
47.30	GHG emission	(mmtonnes CO2 eq)	23.70	21.46
197	R&D expenditures (a)	(euro million)	88	85
	Exploration & Production
1,619	Production of hydrocarbons	(kboe/d)	1,624	1,583
833	- Liquids	(kbbl/d)	832	817
4,320	- Natural gas	(mmcf/d)	4,350	4,208
555.3	Production sold	(mmboe)	276.1	267.7
	Gas & Power
93.17	Worldwide gas sales (b)	(bcm)	49.26	45.85
35.86	- in Italy		19.03	18.45
57.31	- outside Italy		30.23	27.40
	Refining & Marketing
27.38	Refinery throughputs on own account	(mmtonnes)	13.76	11.69
9.69	Retail sales of petroleum products in Europe		4.82	4.54
1,828	Average throughput of service stations in Europe	(kliters)	910	844
	Versalis
5,817	Production	(ktonnes)	3,025	2,801
3,785	Sales of petrochemical products		1,968	1,852
65.3	Average utilization rare	(%)	67.7	74.0
	Engineering & Construction
10,062	Orders acquired	(euro million)	6,704	13,132
17,065	Order backlog at period end		21,169	24,215

(a) Net of general and administrative costs.
(b) Includes Exploration & Production natural gas sales amounting to 1.51 bcm (1.34 and 2.61 bcm in the first half of 2013 and in the year 2013, respectively).

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Eni Interim Consolidated Report / Operating review

Exploration & Production

Key performance indicators
i	i	i	First half
2013	2013	2014
0.14	Employees injury frequency rate	(No. of accidents per million of worked hours)	0.10	0.29
0.26	Contractors injury frequency rate		0.32	0.23

31,264	Net sales from operations (a)	(euro million)	15,614	14,802
14,868	Operating profit		7,435	6,221
14,643	Adjusted operating profit		7,407	6,431
5,950	Adjusted net profit		3,110	2,464
10,475	Capital expenditure		4,893	4,688

	Average realizations (b)
99.44	- Liquids	($/bbl)	97.60	100.04
7.26	- Natural gas	($/mcf)	7.27	7.19
71.87	- Hydrocarbons	($/boe)	70.33	71.87
	Production of hydrocarbons (b)
833	- Liquids	(kbbl/d)	832	817
4,320	- Natural gas	(mmcf/d)	4,350	4,208
1,619	- Hydrocarbons	(kboe/d)	1,624	1,583

12,352	Employees at period end	(number)	11,880	12,548
8,219	of which: outside Italy		7,877	8,296
1,728	Oil spills due to operations (>1 bbl)	(bbl)	968	526
5,493	Oil spills from sabotage (>1 bbl)		1,118	3,299
55	Reinjected water	(%)	45	57
25.71	Direct GHG emissions	(mmtonnes CO2 eq)	12.85	11.59
8.48	of which: from flaring		4.67	2.96

(a) Before elimination of intragroup sales.
(b) Includes Eni’s share of equity-accounted entities.

Mineral right portfolio and exploration activities
As of June 30, 2014, Eni’s mineral right portfolio consisted of 958 exclusive or shared rights for exploration and development in 39 Countries on five continents for a total acreage of 287,581 square kilometers net to Eni (276,256 square kilometers net to Eni as of December 31, 2013).
In the first half of 2014, changes in total net acreage mainly derived from: (i) new leases mainly in Indonesia, Vietnam, Egypt, China, Greenland and the United States, and for a total acreage of approximately 19,000 square kilometers; (ii) the total relinquishment of licenses mainly in Egypt, Poland and Togo, covering an acreage of approximately 8,000 square kilometers; (iii) partial relinquishment in Indonesia and Egypt for approximately 1,000 square kilometers.
In addition, Eni has been granted three prospection permits in Algeria for a net acreage of approximately 23,000 square kilometers.
In the first half of 2014, a total of 22 new exploratory wells were drilled (11.3 of which represented Eni’s share), as compared to 28 exploratory wells drilled in the first half of 2013 (15 of which represented Eni’s share).

Oil and gas production
In the first half of 2014, Eni’s liquids and gas production was 1.583 million boe/d. On a homogeneous basis, excluding the effects of the divestment of Eni’s interest in certain gas assets in Siberia effective from the beginning of the year, as well as the negative impact of geopolitical factors, production was broadly in line compared to the first half of 2013. Production ramp-ups mainly in the United Kingdom and

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Eni Interim Consolidated Report / Operating review

Algeria were offset by mature fields declines. The share of oil and natural gas produced outside Italy was 89%.

Liquids production (817 kbbl/d) decreased by 15 kbbl/d, or 1.8%, reflecting lower production volumes in Libya and Angola and the effect of the divestment of the Siberian assets. These negatives were partly offset by new field start-ups and ramp-ups mainly in the United Kingdom, Algeria and the United States.

Natural gas production (4,208 mmcf/d), when excluding the effect of the divestment of the Siberian assets, was in line with the same period of the previous year. Mature fields declines were offset by new field start-ups and ramp-ups.

Oil and gas production sold amounted to 267.7 mmboe. The 18.9 mmboe difference over production (286.6 mmboe) reflected mainly volumes of natural gas consumed in operations (15.8 mmboe).

Hydrocarbons production (a) (b)
First half
2013	(kboe/d)	2013	2014	Change	% Ch.

186	Italy		181	180	(1)	(0.6)
155	Rest of Europe		154	193	39	25.3
556	North Africa		576	546	(30)	(5.2)
332	Sub-Saharan Africa		317	322	5	1.6
100	Kazakhstan		104	96	(8)	(7.7)
144	Rest of Asia		145	100	(45)	(31.0)
116	America		115	119	4	3.5
30	Australia and Oceania		32	27	(5)	(15.6)
1,619			1,624	1,583	(41)	(2.5)
555.3	Production sold	(mmboe)	276.1	267.7	(8.4)	(3.0)

Liquids production (a)
First half
2013	(kbbl/d)	2013	2014	Change	% Ch.

71	Italy	65	73	8	12.3
77	Rest of Europe	77	95	18	23.4
252	North Africa	257	241	(16)	(6.2)
242	Sub-Saharan Africa	239	229	(10)	(4.2)
61	Kazakhstan	64	56	(8)	(12.5)
49	Rest of Asia	51	36	(15)	(29.4)
71	America	68	80	12	17.6
10	Australia and Oceania	11	7	(4)	(36.4)
833		832	817	(15)	(1.8)

Natural gas production (a) (b)
First half
2013	(mmcf/d)	2013	2014	Change	% Ch.

630	Italy	637	588	(49)	(7.7)
430	Rest of Europe	423	540	117	27.7
1,674	North Africa	1,753	1,674	(79)	(4.5)
496	Sub-Saharan Africa	433	510	77	17.8
214	Kazakhstan	216	219	3	1.4
521	Rest of Asia	519	354	(165)	(31.8)
245	America	258	210	(48)	(18.6)
110	Australia and Oceania	111	113	2	1.8
4,320		4,350	4,208	(142)	(3.3)

(a) Includes Eni’s share of equity-accounted entities.
(b) Includes volumes of gas consumed in operation (479 and 415 mmcf/d in the first half 2014 and 2013, respectively and 451 mmcf/d in 2013).

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Eni Interim Consolidated Report / Operating review

Main exploration and development projects
Italy

In the Val d’Agri concession (Eni’s interest 60.77%), the development plan of oil reserves is ongoing as agreed with the regional administrative authority in 1998: (i) the construction of a new gas treatment line has progressed, aiming at improving the environmental performance of the treatment unit and achieving a production capacity of 104 kbbl/d; (ii) an environmental monitoring plan is ongoing which management believes to be a best practice to safeguard the environment. Eni has also implemented a plan to preserve biodiversity in Val d'Agri adopting the best standards on the marketplace; (iii) continuing improvement and maintenance activities have progressed to optimize environmental and production performance of the field.
Other main development activities concerned: (i) the maintenance and production optimization at the Armida, Barbara, Cervia and Clara fields; (ii) the ongoing development activities of the Fauzia and Elettra fields in the Adriatic offshore.

Rest of Europe

Norway Exploration activities yielded positive results in the PL 532 license (Eni’s interest 30%) with the Drivis oil and gas discovery, in addition to the recent oil and gas discoveries of Skrugard, Havis and Skavl. The total recoverable resources of the license are estimated at over 600 million barrels at 100%.
Development activities progressed at the Goliat field (Eni operator with a 65% interest) in the Barents Sea. Start-up is expected in 2015, with a production plateau of approximately 62 kboe/d net to Eni in 2016. During the first half of 2014 the implementation of oil spill contingency and response progressed by means of the development of techniques and methodologies to support the oil spill preparedness program. The performed activity in the drilling phases has been acknowledged by the Norwegian Authorities as the reference standard for oil response in the coastal areas. The project was launched by Eni and its partner in the program jointly with the Norwegian Clean Seas Association for Operating Companies (NOFO) and involved other oil companies operating in the oil and gas exploration in the Barents Sea as well as local and international research institutes. The achieved results were presented to the Norwegian Environmental Agency, the local administrations and all stakeholders. These results reaffirmed that the Goliat project is characterized by a well-advance emergency system for the oil spill management, in terms of organization, consolidation of the emergency apparatus, as well as equipment and technology advancement.
Other ongoing activities aimed at maintaining and optimizing production at the Ekofisk field (Eni’s interest 12.39%) by means of drilling of infilling wells, upgrading of existing facilities and optimization of water injection.

United Kingdom Exploration activities yielded positive results with the Romeo North discovery, which has already been linked to the production platform of the Jade field (Eni’s interest 7%).
During the first half of 2014 Eni acquired Block 22/19c (Eni operator with a 50% interest) in the North Sea.
In April 2014 Eni acquired the operatorship of the Liverpool Bay assets with a 100% interest. Development programs include commitments on the education, health and environmental safety in the country.
Development activities mainly concerned the West Franklin field (Eni’s interest 21.87%) with the construction and installation of production platforms and linkage to nearby treatment facilities. Start-up is expected at the end of 2014.

North Africa

Algeria Development activities and production optimization progressed at the MLE-CAFC fields (Eni operator with a 75% interest). Project includes an additional oil development phase with start-up expected in 2017 and a production plateau of approximately 33 kboe/d net to Eni. Production ramp-up progressed at the El Merk field (Eni’s interest 12.25%) with the drilling of 23 additional productive wells and the construction of the NGL train. Production peak of 18 kboe/d net to Eni is expected in the year.

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Eni Interim Consolidated Report / Operating review

During the first half of 2014 Eni was granted three prospection permits in the Timimoun and Oued Mya areas, in onshore southern Algeria. The agreements expire in two years and cover a total acreage of 46,837 square kilometers. The program includes studies and drilling of exploration wells to assess the mineral potential.

Egypt Exploration activities yielded positive results with the ARM-14 oil well in the Abu Rudeis concession (Eni’s interest 100%) located in the Gulf of Suez. The discovery was linked to nearby production facilities.
Development studies were started-up to put in production the new mineral potential in the concession.
During the first half of 2014 Eni acquired the Shorouk exploration concession (Eni’s interest 100%) in the Mediterranean offshore.
Development activities concerned: (i) drilling of infilling wells at the Belayim (Eni’s interest 100%), Ha’py (Eni’s interest 50%), El Temsah (Eni operator with a 50% interest) and Port Fouad (Eni's interest 100%) fields to optimize the recovery of their mineral potential; (ii) sub-sea development project of the DEKA field (Eni operator with a 50% interest) with a start-up expected by the end of the year; and (iii) start-up of the sub-sea END Phase 3 project (Eni’s interest 50%).

Sub-Saharan Africa

Angola Exploration activities yielded positive results in the Block 0 (Eni’s interest 9.8%) with the appraisal of the Pinda Fm discovery.
Development activities progressed at the West Hub project in the Block 15/06 (Eni operator with a 35% interest), with start-up expected at the end of 2014.
In Block 0, activities progressed to reduce flaring gas at the Nemba field. In 2015 once the project will be completed flared gas is expected to decrease by approximately 85% from current level.
The development activities concerned: (i) the Mafumeira field (Eni’s interest 9.8%), with start-up in 2016; (ii) the second phase of Kizomba satellites (Eni’s interest 20%). The project provides to put into production three additional discoveries that will be linked to the existing FPSO. Start-up is expected in 2015.

Congo Exploration activities yielded positive results in the block Marine XII (Eni operator with a 65% interest) with the Nené Marine 3 appraisal well, confirming the oil and gas mineral potential of the area.
Activities on the M’Boundi field (Eni operator with an 83% interest) moved forward with the start-up of gas injection and flaring down program and a reduction of approximately 60 mmcf/d of flared gas. The activities allow to optimize the recovery of mineral potential and to monetize associated gas.
Gas is sold under long-term contracts to power plants in the area including the CEC Centrale Electrique du Congo (Eni’s interest 20%) with a 300 MW generation capacity. These facilities will also receive in the future gas from the offshore discoveries of the Marine XII permit.
Project Integrée Hinda (PIH) progressed to support the population in M’Boundi area. The social project provides to improve education, production capacity in agriculture, health and access to water. In the first half 2014 the progress of the project was over 60%. The program will involve more than 25,000 people.
In addition, Eni and The Earth Institute of the Columbia University launched a program to design a monitoring system to assess the effectiveness of the project and to check its support to the development of the area.
Development program progressed at the Litchendjili sanctioned project in the block Marine XII. The project provides for the installation of a production platform, the construction of transport facilities and onshore treatment plant. The start-up is expected by the end of 2015, with a production plateau of 12 kboe/d net to Eni. Production will also feed the CEC power station.

Mozambique Exploration activities yielded positive results with Agulha 2 appraisal gas well, the twelfth well successfully drilled in Area 4 (Eni operator with a 50% interest), confirming the mineral potential in the southern section of the Agulha discovery. Management estimates that Area 4 may contain up to 2,407 billion cubic meters of gas in place.
Leveraging on Eni’s cooperation model, the construction of a gas fired power plant for domestic consumption is being planned with the support of the Mozambican government.

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Eni Interim Consolidated Report / Operating review

A significant program of ecosystems evaluation and the analysis of biodiversity has started in the country. This program will be included in the development project of recent discoveries.
In addition, Eni is working with the Mozambican authorities to identify education, health and access to energy projects to support local development.

Nigeria Exploration activities yielded positive results with the Abo 12 oil well in the OML 125 block (Eni operator with a 85% interest). The discovery will be linked to existing facilities this year.
In the first half of 2014 the revamping phase II project progressed at the Ebocha flowstation in the OML 61 block (Eni operator with a 20% interest). The project provides for the treatment and re-injection of produced water with a start-up by the end of the year.
In the OML 28 block (Eni’s interest 5%) within the integrated oil and natural gas project in the Gbaran-Ubie area, the drilling campaign progressed. The development plan provides for the supply of natural gas to the Bonny liquefaction plant, by means of the construction of a Central Processing Facility (CPF) with a treatment capacity of approximately 1 bcf/d of gas and 120 kbbl/d of liquids.
The development activities progressed at the Forkados-Yokri field (Eni’s interest 5%). The project includes the drilling of 24 producing wells, the upgrading of existing flowstations and the construction of transport facilities. Start-up is expected in 2015.
The development program progressed at the Bonga NW field in the OML 118 block (Eni’s interest 12.5%). The activities include the drilling and completion of producing and infilling wells, with start-up in 2014.
Eni launched a website to report the sustainability activity performed in the Country. In particular, information and data related to oil spills, gas flared emissions and a summary on the environmental impact studies are available.

Kazakhstan

New initiatives In June 2014 Eni signed a strategic agreement with Kazakh state-owned company KazMunayGas (KMG) for the exploitation of exploration and production rights in Isatay, an offshore area of high potential located in the north Caspian Sea. KMG and Eni each will held 50% of exploration and production rights. The agreement also involves the construction of a shipyard project in Kuryk.

Kashagan During the course of 2014, the consortium performed a risk assessment of the technical issues which forced the joint venture to shut down production of the Kashagan field (Eni’s interest 16.81%) in October 2013, shortly after the production start-up. The findings of the assessment confirmed the necessity to fully replace the pipelines for transporting acid gas, where the inconvenient occurred. The operator is expected to make a cost estimation of the upgrade in due time. The partners of the consortium are making their best effort to restart production as soon as possible in compliance with the maximum safety standards.
The Phase 1 (Experimental Program) of the field development project targets an initial production capacity of 150 kbbl/d; by the time a second treatment offshore train and compression facilities for gas reinjection come online, production capacity is expected to increase up to 370 kbbl/d. The partners are planning to further increase available production capacity up to 450 kbbl/d by installing additional gas compression units for re-injecting gas in the reservoir. The partners submitted the scheme of this additional phase to the relevant Kazakh Authorities.
During the first half of 2014 the integrated program for the management of biodiversity in the Ural Delta (Ural River Park Project - URPP) was completed. The program was launched by Eni under the sponsorship of the Environment and Water Resources Kazakh Authority and aimed to protect the environment and ecosystems in the Caspian area. In June 2014 the project received an official UNESCO designation to be included in the Man and Biosphere Program.
An innovative environmental monitoring system was performed in the first half of 2014. The project designed by Eni provides for the application of a mobile underwater vehicle (AUV) able to realize an environmental monitoring and asset integrity at the production facility.
Within the agreements reached with the local authorities, Eni continues its training program for Kazakh resources management positions.

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Eni Interim Consolidated Report / Operating review

Karachaganak An expansion project of the Karachaganak field (Eni’s interest 29.25%) is currently being assessed by the consortium which is intended to develop gas and condensates reserves by means of the installation, in stages, of gas treatment plants and re-injection facilities to support liquids production plateau and increase gas marketable volumes. Studies of economical and technical feasibility are under discussion.
Eni continues its involvement to support local communities by means of the construction of schools and educational facilities as well as health assistance for the villages located in the nearby area of Karachaganak.

Rest of Asia

Indonesia Development activities progressed at the operated Jangkrik (Eni’s interest 55%) offshore field. The project includes drilling of production wells linked to a Floating Production Unit for gas and condensate treatment as well as construction of a transportation facility to the Bontang liquefaction plant. Start-up is expected in 2017 with a production peak of 80 kboe/d (42 kboe/d net to Eni) in 2018.
Development activities are underway at the Indonesia Deepwater Development project (Eni’s interest 20%), located in the East Kalimantan, to ensure gas supplies to the Bontang plant. The project initially provides for the linkage of the Bangka field to existing production facilities, with start-up expected in 2016. Then the project also provides for the integrated development of 2 Hubs: the first one including the Gendalo, Gandang, Maha fields and the second Hub of the Gehem field. Start up is expected in 2018.
The ongoing exploration program in the West Papua area provides for the launch of biodiversity and ecosystems studies to reduce potential impacts on the environment.
In the first half of 2014, leveraging on Eni’s cooperation model the activities implemented were: (i) a project to support farming communities in the district of Samboja in Kalimantan, in particular a training program; and (ii) supply of relief goods in the Manado and Jakarta areas particularly affected by flooding at the beginning of the year.

America

United States Development plan progressed at the Heidelberg field (Eni’s interest 12.5%) in the deep offshore of the Gulf of Mexico. The project provides for the drilling of 5 producing wells and the installation of a producing platform. Start-up is expected at the end of 2016 with a production of approximately 9 kboe/d net to Eni. Other development activities in the Gulf of Mexico mainly concerned: (i) development drilling activities at the operated Devils Tower (Eni’s interest 75%) and Pegasus (Eni’s interest 85%) fields as well as at the non-operated Europa (Eni’s interest 32%) and K2 (Eni’s interest 13.39%) fields; (ii) completion of drilling activities at the Lucius (Eni’s interest 8.5%) and Hadrian South (Eni’s interest 30%) fields with start-up expected by the end of the year.
Drilling activities progressed at the Nikaitchuq (Eni operator with a 100% interest) and Oooguruk (Eni’s interest 30%) fields in Alaska. In June 2014, the Nikaitchuq field achieved production target of 25 kboe/d. This relevant result required the expertise and the application of Eni’s proprietary technologies in an area with extreme climate and environmental constraints, which helped to build one of the most advanced production facilities in the North Slope, with maximum environmental compatibility and high operating efficiency.
The activity to put on stream the unconventional gas resources (shale gas) in the Alliance area (Eni’s interest 27.5%) located in Texas progressed with the production start-up of additional 10 wells.

Venezuela Drilling activities progressed at the giant Junin 5 field (Eni’s interest 40%) with 35 bbbl of certified heavy oil in place, located in the Orinoco oil belt. Early production start-up was achieved in 2013, targeting a production plateau of 75 kbbl/d. The subsequent, full-field development is expected to achieve a long-term plateau of 240 kbbl/d. The project provides for the construction of a refinery with a capacity of approximately 350 kbbl/d. Eni agreed to finance part of PDVSA’s development costs for the early production phase and engineering activity of refinery plant up to $1.74 billion.

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Ongoing development activities moved forward at the giant gas Perla field located in the Cardon IV Block (Eni’s interest 50%), in the Gulf of Venezuela. PDVSA exercised its 35% back-in right. Eni will retain the 32.5% joint controlled interest in the company, once the transfer of the stake is closed. The early production start-up is expected in the first quarter of 2015 and includes the utilization of the existing discovery/appraisal wells, the drilling of 9 additional wells and the installation of production platforms linked by pipelines to the onshore treatment plant. Production ramp-up is expected in 2017 with a target of approximately 800 mmcf/d. The final phase of the development program includes the drilling of additional wells and the upgrading of treatment facilities to reach a production plateau of approximately 1,200 mmcf/d in 2020.
In June 2014 Eni signed a Memorandum of Understanding with PDVSA for the commercial development of the condensates reserves associated with the Perla field. The agreement provides for the establishment of a joint company (Eni will have interest of 20%). Eni will fund the share of development costs of PDVSA by contributing up to $500 million. The agreements are subject to final contracts to be signed and to the approval of local authorities.

Capital expenditure
Capital expenditure of the Exploration & Production Division (euro 4,688 million) concerned development of oil and gas reserves (euro 3,944 million) directed mainly outside Italy, in particular in Norway, the United States, Angola, Congo, Nigeria, Kazakhstan and Egypt. Development expenditures in Italy concerned the well drilling program and facility upgrading in Val d’Agri as well as sidetrack and workover activities in mature fields.
About 98% of exploration expenditures (euro 697 million) were directed outside Italy in particular to Nigeria, Mozambique, the United States, Angola, Liberia and Norway. In Italy, exploration activities were directed mainly to the Adriatic offshore, Val d’Agri and Po Valley.

Capital expenditure
First half
2013	(euro million)	2013	2014	Change	% Ch.

795	Italy	393	435	42	10.7
2,127	Rest of Europe	1,139	786	(353)	(31.0)
1,024	North Africa	388	422	34	8.8
3,481	Sub-Saharan Africa	1,606	1,680	74	4.6
665	Kazakhstan	324	242	(82)	(25.3)
1,001	Rest of Asia	527	473	(54)	(10.2)
1,244	America	481	608	127	26.4
138	Australia and Oceania	35	42	7	..
10,475		4,893	4,688	(205)	(4.2)

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Gas & Power

Key performance indicators
i	i	i	First half
2013	2013	2014
1.31	Employees injury frequency rate	(No. of accidents per million of worked hours)	1.06	0.77
1.80	Contractors injury frequency rate		1.50	0.80

32,212	Net sales from operations (a)	(euro million)	17,415	14,782
(2,967)	Operating profit		(531)	653
(638)	Adjusted operating profit		(635)	311
(818)	Marketing		(743)	232
180	International transport		108	79
(253)	Adjusted net profit		(368)	197
(28)	EBITDA pro-forma adjusted		(318)	551
(346)	Marketing		(489)	401
318	International transport		171	150
229	Capital expenditure		83	75

93.17	Worldwide gas sales (b)	(bcm)	49.26	45.85
35.86	- in Italy		19.03	18.45
57.31	- international		30.23	27.40
35.05	Electricity sold	(TWh)	17.85	16.00

4,531	Employees at period end	(number)	4,592	4,547
11.16	Direct GHG emissions	(mmtonnes CO2 eq)	5.55	5.00

(a) Before elimination of intragroup sales.
(b) Include volumes marketed by the Exploration & Production Division of 1.51 bcm (1.34 and 2.61 bcm in the first half and full year of 2013).

Marketing
Natural gas

Supply of natural gas
In the first half of 2014, Eni’s consolidated subsidiaries supplied 41.73 bcm of natural gas, down by 2.52 bcm, or 5.7% from the first half of 2013.
Gas volumes supplied outside Italy (38.61 bcm from consolidated companies), imported in Italy or sold outside Italy, represented approximately 92% of total supplies, with a decrease of 1.96 bcm, or 4.8% from the first half of 2013 mainly reflecting lower volumes purchased in all markets, in particular from the Netherlands (down 1.88 bcm) and Norway (down 0.51 bcm), with the exception of Russia (up 1.35 bcm).
Supplies in Italy (3.12 bcm) decreased by 0.56 bcm from the first half of 2013.

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Supply of natural gas
First half
2013	(bcm)	2013	2014	Change	% Ch.

7.15	Italy	3.68	3.12	(0.56)	(15.2)
29.59	Russia	15.02	16.37	1.35	9.0
9.31	Algeria (including LNG)	4.89	4.64	(0.25)	(5.1)
5.78	Libya	3.09	2.91	(0.18)	(5.8)
13.06	Netherlands	6.86	4.98	(1.88)	(27.4)
9.16	Norway	5.02	4.51	(0.51)	(10.2)
3.04	United Kingdom	1.44	1.23	(0.21)	(14.6)
0.48	Hungary	0.29	0.18	(0.11)	(37.9)
2.89	Qatar (LNG)	1.49	1.53	0.04	2.7
3.63	Other supplies of natural gas	1.72	1.38	(0.34)	(19.8)
1.58	Other supplies of LNG	0.75	0.88	0.13	17.3
78.52	Outside Italy	40.57	38.61	(1.96)	(4.8)
85.67	TOTAL SUPPLIES OF ENI'S CONSOLIDATED SUBSIDIARIES	44.25	41.73	(2.52)	(5.7)
(0.58)	Offtake from (input to) storage	0.80	0.40	(0.40)	..
(0.31)	Network losses, measurement differences and other changes	(0.07)	(0.15)	(0.08)	..
84.78	AVAILABLE FOR SALE BY ENI'S CONSOLIDATED SUBSIDIARIES	44.98	41.98	(3.00)	(6.7)
5.78	Available for sale by Eni's affiliates	2.94	2.36	(0.58)	(19.7)
2.61	E&P volumes	1.34	1.51	0.17	12.7
93.17	TOTAL AVAILABLE FOR SALE	49.26	45.85	(3.41)	(6.9)

Sales of natural gas

Gas sales by entity
First half
2013	(bcm)	2013	2014	Change	% Ch.

83.60	Total sales of subsidiaries	44.35	41.44	(2.91)	(6.6)
35.76	Italy (including own consumption)	18.96	18.45	(0.51)	(2.7)
42.30	Rest of Europe	22.50	20.84	(1.66)	(7.4)
5.54	Outside Europe	2.89	2.15	(0.74)	(25.6)
6.96	Total sales of Eni's affiliates (net to Eni)	3.57	2.90	(0.67)	(18.8)
0.10	Italy	0.07		(0.07)	..
5.05	Rest of Europe	2.70	2.13	(0.57)	(21.1)
1.81	Outside Europe	0.80	0.77	(0.03)	(3.8)
2.61	E&P in Europe and in the Gulf of Mexico	1.34	1.51	0.17	12.7
93.17	WORLDWIDE GAS SALES	49.26	45.85	(3.41)	(6.9)

Sales of natural gas in the first half of 2014 amounted to 45.85 bcm, reporting a decrease of 3.41 bcm, or 6.9% from the first half of 2013, driven by a challenging trading environment due to weak demand and ongoing competitive pressure. Sales included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and Exploration & Production sales in Europe and in the Gulf of Mexico.

Sales volumes in the Italian market amounted to 18.45 bcm, down by 0.58 bcm, or 3% from the first half of 2013, due to unusual winter weather conditions as well as a tougher trading environment for electricity sales affected by excess hydroelectric production and lower demand, partially offset by higher spot sales.
Sales to importers in Italy decreased by 0.65 bcm reflecting a lower availability of Libyan gas.

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Sales in Europe of 21.14 bcm decreased by 7% mainly driven by lower sales in Germany/Austria and France due to competitive pressure, partly offset by higher volumes marketed in the Iberian Peninsula and Turkey as a result of effective commercial initiatives.
Sales in markets outside Europe reported a negative trend (down 0.77 bcm) reflecting lower LNG sales, in particular in the United States and Argentina.
Direct sales of the Exploration & Production segment in Northern Europe and in the United States (1.51 bcm) increased by 0.17 bcm due to higher sales in the Northern Europe.

Gas sales by market
First half
2013	(bcm)	2013	2014	Change	% Ch.

35.86	ITALY	19.03	18.45	(0.58)	(3.0)
4.58	Wholesalers	3.07	2.43	(0.64)	(20.8)
10.68	Italian gas exchange and spot markets	4.64	6.36	1.72	37.1
6.07	Industries	3.34	2.42	(0.92)	(27.5)
1.12	Medium-sized enterprises and services	0.57	0.93	0.36	63.2
2.11	Power generation	1.02	0.79	(0.23)	(22.5)
5.37	Residential	3.54	2.77	(0.77)	(21.8)
5.93	Own consumption	2.85	2.75	(0.10)	(3.5)
57.31	INTERNATIONAL SALES	30.23	27.40	(2.83)	(9.4)
47.35	Rest of Europe	25.20	22.97	(2.23)	(8.8)
4.67	Importers in Italy	2.48	1.83	(0.65)	(26.2)
42.68	European markets	22.72	21.14	(1.58)	(7.0)
4.90	Iberian Peninsula	2.42	2.86	0.44	18.2
8.31	Germany/Austria	4.48	3.78	(0.70)	(15.6)
8.68	Benelux	4.79	4.51	(0.28)	(5.8)
1.84	Hungary	1.09	0.90	(0.19)	(17.4)
3.51	UK	1.86	1.53	(0.33)	(17.7)
6.73	Turkey	3.25	3.53	0.28	8.6
7.73	France	4.36	3.79	(0.57)	(13.1)
0.98	Other	0.47	0.24	(0.23)	(48.9)
7.35	Extra European markets	3.69	2.92	(0.77)	(20.9)
2.61	E&P in Europe and in the Gulf of Mexico	1.34	1.51	0.17	12.7
93.17	WORLDWIDE GAS SALES	49.26	45.85	(3.41)	(6.9)

Power

Availability of electricity
In the first half of 2014, power generation was 9.64 TWh, down by 0.76 TWh, or 7.3% from the first half of 2013, mainly driven by a lower production at the Brindisi and Livorno plants due to a weak electricity demand. As of June 30, 2014, installed operational capacity was 4.8 GW (4.8 GW at December 31, 2013). Electricity trading declined by 1.09 TWh due to lower purchases related to the decline in demand.

Power sales
In the first half of 2014, electricity sales of 16 TWh were directed to the free market (75%), the Italian power exchange (13%), industrial sites (9%) and others (3%).
Compared to the first half of 2013, electricity sales were down by 1.85 TWh, or 10.4%, due to weaker electricity demand and excess production of hydroelectric energy. Lower volumes sold to wholesalers (down 1.27 TWh) and large clients (down 1.13 TWh) were partially offset by higher volumes traded on the Italian power exchange (up 0.65 TWh).

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First half
2013	2013	2014	Change	% Ch.

4,295	Purchases of natural gas	(mmcm)	2,119	1,987	(132)	(6.2)
449	Purchases of other fuels	(ktoe)	235	177	(58)	(24.7)
21.38	Power generation	(TWh)	10.40	9.64	(0.76)	(7.3)
9,907	Steam	(ktonnes)	5,236	4,689	(547)	(10.4)

Availability of electricity
First half
2013	(TWh)	2013	2014	Change	% Ch.

21.38	Power generation	10.40	9.64	(0.76)	(7.3)
13.67	Trading of electricity (a)	7.45	6.36	(1.09)	(14.6)
35.05		17.85	16.00	(1.85)	(10.4)
28.73	Free market	14.07	11.98	(2.09)	(14.9)
1.96	Italian Exchange for electricity	1.44	2.05	0.61	42.4
3.31	Industrial plants	1.63	1.52	(0.11)	(6.7)
1.05	Other (a)	0.71	0.45	(0.26)	(36.6)
35.05	Power sales	17.85	16.00	(1.85)	(10.4)

(a) Includes positive and negative imbalances.

Capital expenditure
In the first half of 2014, capital expenditure of euro 75 million mainly related to the flexibility and upgrading initiatives of the combined cycle power plants (euro 40 million) and gas marketing initiatives (euro 29 million).

Capital expenditure
First half
2013	(euro million)	2013	2014	Change	% Ch.

206	Marketing	74	69	(5)	(6.8)
23	International transport	9	6	(3)	(33.3)
229		83	75	(8)	(9.6)

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Refining & Marketing

Key performance indicators
i	i	i	First half
2013	2013	2014
0.31	Employees injury frequency rate	(No. of accidents per million of worked hours)	0.30	0.86
1.68	Contractors injury frequency rate		0.75	0.97

57,238	Net sales from operations (a)	(euro million)	29,683	28,686
(1,492)	Operating profit		(541)	(623)
(457)	Adjusted operating profit		(310)	(442)
(232)	Adjusted net profit		(190)	(324)
672	Capital expenditure		229	229

27.38	Refinery throughputs on own account	(mmtonnes)	13.76	11.69
62	Conversion index	(%)	64	61
787	Balanced capacity of refineries	(kbbl/d)	767	697

9.69	Retail sales of petroleum products in Europe	(mmtonnes)	4.82	4.54
6,386	Service stations in Europe at period end	(units)	6,337	6,348
1,828	Average throughput per service station in Europe	(kliters)	910	844
1.28	Retail efficiency index	(%)	1.38	1.23

7,422	Employees at period end	(number)	7,513	7,319
5.18	Direct GHG emissions	(mmtonnes CO2 eq)	2.56	2.59
10.80	SOx emissions (sulphur oxide)	(ktonnes SO2 eq)	4.87	3.66

(a) Before elimination of intragroup sales.

Refining
In the first half of 2014, Eni’s refining throughputs were 11.69 mmtonnes, down by 2.07 mmtonnes, or 15.1% from the first half of 2013. Volumes processed in Italy (down 19.1%) registered a decline from the same period of 2013 due to the shutdown of the Venice Refinery for the conversion in Green Refinery, the standstill of the Gela site, as well as the standstill of the Residue Hydroconversion Unit (RHU) at Taranto site to be converted in Hydrocracking.
Outside Italy, Eni’s refining throughputs increased by 0.12 mmtonnes (up 5.2%) in particular at CRC (Czech Republic) and PCK (Germany) sites due to planned standstills performed in 2013.
Total throughputs at refineries in Italy (9.57 mmtonnes) declined by 2.19 mmtonnes, or 18.6% from the first half of 2013. Utilization rate of refinery plants declined to 65.5% from the first half of the previous year (71.9%) driven by negative market trends. Approximately 24.1% of volumes of processed crude were supplied by Eni’s Exploration & Production segment (up by 2 percentage points from 22.1% in the first half of 2013).

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Availability of refined products
First half
2013	(mmtonnes)	2013	2014	Change	% Ch.

	ITALY
23.13	Refinery throughputs	11.76	9.57	(2.19)	(18.6)
(0.57)	Less input on account of third parties	(0.31)	(0.31)
22.56	Refinery throughputs on own account	11.45	9.26	(2.19)	(19.1)
(1.23)	Consumption and losses	(0.60)	(0.56)	0.04	6.7
21.33	Products available for sale	10.85	8.70	(2.15)	(19.8)
4.42	Purchases of refined products and change in inventories	2.09	2.61	0.52	24.9
(1.85)	Products transferred to operations outside Italy	(1.50)		1.50	100.0
(0.55)	Consumption for power generation	(0.28)	(0.30)	(0.02)	(8.3)
23.35	Sales of products	11.16	11.01	(0.15)	(1.4)
	OUTSIDE ITALY
4.82	Refinery throughputs on own account	2.31	2.43	0.12	5.2
(0.22)	Consumption and losses	(0.10)	(0.10)
4.60	Products available for sale	2.21	2.33	0.12	5.4
13.69	Purchases of refined products and change in inventories	6.21	8.01	1.80	29.0
1.85	Products transferred from Italian operations	1.50		(1.50)	(100.0)
20.14	Sales of products	9.92	10.34	0.42	4.2
27.38	Refinery throughputs on own account	13.76	11.69	(2.07)	(15.0)
5.93	of which: refinery throughputs of equity crude on own account	2.78	2.62	(0.16)	(5.8)
43.49	Total sales of refined products	21.08	21.35	0.27	1.3
43.96	Crude oil sales	18.47	23.96	5.49	29.7
87.45	TOTAL SALES	39.55	45.31	5.76	14.6

Marketing of refined products
In the first half of 2014, sales volumes of refined products (21.35 mmtonnes) were up by 0.27 mmtonnes, or 1.3% from the first half of 2013, mainly due to higher sales to oil companies in Italy.

Product sales in Italy and outside Italy by market
First half
2013	(mmtonnes)	2013	2014	Change	% Ch.

6.64	Retail	3.36	3.05	(0.31)	(9.2)
8.37	Wholesale	3.94	3.47	(0.47)	(11.9)
1.32	Chemicals	0.63	0.48	(0.15)	(23.2)
7.01	Other sales	3.24	4.01	0.77	23.6
23.34	Sales in Italy	11.17	11.01	(0.16)	(1.4)
3.05	Retail rest of Europe	1.46	1.49	0.03	2.1
4.23	Wholesale rest of Europe	2.02	2.18	0.16	7.7
0.43	Wholesale outside Italy	0.21	0.21
12.44	Other sales	6.22	6.46	0.24	3.9
20.15	Sales outside Italy	9.91	10.34	0.43	4.3
43.49	TOTAL SALES OF REFINED PRODUCTS	21.08	21.35	0.27	1.3

Retail sales in Italy
In the first half of 2014, retail sales in Italy amounted to 3.05 mmtonnes, down by approximately 310 ktonnes, or 9.2% from the first half of 2013, due to lower consumption of all products. Eni’s retail market share for the first half of 2014 was 26.3%, down by 2.3 percentage points from the corresponding period of 2013 (28.6%).
At June 30, 2014, Eni’s retail network in Italy consisted of 4,724 service stations, 38 less than at December 31, 2013 (4,762 service stations), resulting from the closing of service stations with low

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throughput (43 units) partly offset by the positive contribution of acquisitions/releases of lease concessions (5 service stations).
With reference to the promotional initiative "you&eni", the loyalty program for customers launched in February 2010 for a five year period, the cards that made at least one transaction in the period were approximately 1.7 million at June 30, 2014, of which approximately 902 thousand where represented by the new consumer payment cards. Volumes sold to customers cumulating points on their card were approximately 35% of total throughputs (net of "iperself" sales that do not allow to accumulate points).
Average throughput (754 kliters) decreased by approximately 86 kliters from the first half of 2013 (839 kliters), with a higher decline than domestic fuel consumption (down 10.1%) due to increased competitive pressure.

Retail sales in the Rest of Europe
Retail sales in the rest of Europe of approximately 1.49 mmtonnes were up by 2.1% (approximately 30 ktonnes) compared to the first half of 2013. Higher sales in Germany and Austria were offset by lower volumes in other European countries due to lower demand.
At June 30, 2014, Eni’s retail network in the rest of Europe consisted of 1,624 units, unchanged from December 31, 2013.
Average throughput (1,096 kliters) decreased by approximately 20 kliters from the first half of 2013 (1,117 kliters).

Wholesale and other sales
Wholesale sales in Italy amounted to 3.47 mmtonnes, down by approximately 0.47 mmtonnes, or 11.9% from the first half of the previous year, mainly due to lower sales of gasoil and fuel oil for bunkering.
Supplies of feedstock to the petrochemical industry (0.48 mmtonnes) declined by 23.2% related to lower feedstock supplies due to lower demand from industrial customers.
Wholesale sales in the rest of Europe were 2.18 mmtonnes, up by 7.7% from the first half of 2013 mainly in Austria, France and Hungary.
Other sales (6.46 mmtonnes) increased by 0.24 mmtonnes, or 3.9%, mainly due to higher sales volumes to oil companies.

Capital expenditure
In the first half of 2014, capital expenditure in the Refining & Marketing Division amounted to euro 229 million and regarded mainly: (i) refining, supply and logistics in Italy and outside Italy (euro 181 million), with projects designed to improve the conversion rate and flexibility of refineries, in particular the Sannazzaro refinery, as well as expenditures on health, safety and environmental upgrades; (ii) upgrade and rebranding of the refined product retail network in Italy (euro 33 million) and in the rest of Europe (euro 15 million).

Capital expenditure
First half
2013	(euro million)	2013	2014	Change	% Ch.

497	Refinery, supply and logistics	183	181	(2)	(1.1)
175	Marketing	46	48	2	4.3
672		229	229

Contents

Eni Interim Consolidated Report / Operating review

Versalis

Key performance indicators
i	i	i	First half
2013	2013	2014
0.76	Employees injury frequency rate	(No. of accidents per million of worked hours)	1.07	0.43
0.30	Contractors injury frequency rate		0.34	0.36

5,859	Net sales from operations (a)	(euro million)	3,063	2,804
2,709	Intermediates		1,418	1,235
2,933	Polymers		1,531	1,477
217	Other sales		114	92
(725)	Operating profit		(278)	(286)
(386)	Adjusted operating profit		(145)	(182)
(338)	Adjusted net profit		(136)	(153)
314	Capital expenditure		111	125

5,817	Production	(ktonnes)	3,025	2,801
3,785	Sales of petrochemical products		1,968	1,852
65.3	Average plant utilization rate	(%)	67.7	74.0

5,708	Employees at period end	(number)	5,701	5,573
3.66	Direct GHG emissions	(mmtonnes CO2 eq)	1.95	1.65
1.53	SOx emissions (sulphur oxide)	(ktonnes SO2 eq)	0.78	0.69

(a) Before elimination of intragroup sales.

Sales - production - prices
In the first half of 2014, sales of petrochemical products (1,852 ktonnes) decreased by 116 ktonnes, or 5.9% from the first half of 2013, due to weakness in commodity consumption, notwithstanding slight recovery in demand of polymers in the second quarter of 2014.
Declines in sales mainly related to olefins volumes marketed (in particular ethylene and butadiene, down by 53% and 44%, respectively) due to lower production availability as a result of the standstill of Porto Marghera plant, from the end of February, due to the negative scenario. Polymers sales were broadly unchanged from 2013.
Overall, average sales prices trended down by 2.2% from the first half of 2013, with different tendency in the various businesses: elastomers prices declined by 14%, due to increasing competition from Asian producers, stable the prices of styrene polymers and polyethylene, intermediates registered a slight decrease (down 2.3%).
Petrochemical production (2,801 ktonnes) decreased by 224 ktonnes, or 7.4% from the first half of 2013 mainly due to lower volumes of intermediates (down 12.2%) affected by the accidental standstill at the Brindisi plant as well as the above mentioned shutdown at Porto Marghera, and polyethylene (down 4.2%), due to the shutdown of the Priolo plant since September 2013. Elastomers production were down by 2.7%. Styrenics increased by 5%.
Nominal production capacity declined from the first half of 2013 due to rationalization measures, with an average plant utilization rate of 74%, calculated on nominal capacity (compared to 67.7% of the first half of 2013).

Contents

Eni Interim Consolidated Report / Operating review

Product availability
First half
2013	(ktonnes)	2013	2014	Change	% Ch.

3,462	Intermediates	1,808	1,588	(220)	(12.2)
2,355	Polymers	1,217	1,213	(4)	(0.3)
5,817	Production	3,025	2,801	(224)	(7.4)
(2,394)	Consumption and losses	(1,224)	(1,202)	22	(1.8)
362	Purchases and change in inventories	167	253	86	51.5
3,785		1,968	1,852	(116)	(5.9)

Business trends

Intermediates
In the first half of 2014, intermediates revenues (euro 1,235 million) were down by euro 183 million, or 12.9% from the first half of 2013 due to lower volumes sold (down 12%) mainly reflecting olefins sales (down 24%) as a result of lower product availability due to standstills of Brindisi and Porto Marghera plants. These negatives were partly offset by higher sales volumes of aromatics and derivatives (up 12% and 9%, respectively).
Average prices decreased by 2.3%, in particular average prices of aromatics were down by 11.4% driven by steep decline in xylene prices (down 17.8%) due to weak demand, prices of derivatives were down by 2.4%, unchanged prices of olefins due to higher propylene prices partially offset by lower ethylene and butadiene prices.
Intermediates production (1,588 ktonnes) decreased by the first half of 2013 (down by 220 ktonnes, or 12.2%) reflecting lower production of olefins and aromatics (down 16.3% and 15%, respectively) due to Porto Marghera and Brindisi standstills. Derivatives production reported an increase of 11%.

Polymers
Polymers revenues (euro 1,477 million) were down by euro 54 million, or 3.5% from the first half of 2013. This reflects decline in average prices of elastomers (down 14%) due to continuing weak demand in the automotive industry and competitive pressure from Asian producers. Average prices of polyethylene and styrene remained barely unchanged.
Elastomers sales were broadly in line with the first half of 2013, reflecting higher sales of thermoplastic rubbers (up 22.6%) and polyethylene due to higher sold volumes of HDPE (up 9%) and LLDPE (up 2%) following higher demand, as well as styrenics (up 0.6%) reflecting higher sales of expandable polystyrene (up 13%) due to the partial recovery in the construction and industrial packaging segments and ABS/SAN (up 9.4%). These positives were partly offset by lower sales of BR rubbers, NBR and lattices.
Polymers production (1,213 ktonnes) was barely unchanged from the first half of 2013 (down by 4 ktonnes, or 0.3%) with different trends recorded in the various businesses. LLDPE production in polyethylene business were down by 14.6% due to the accidental standstill at Brindisi cracker as well as Priolo standstill from September 2013, partly offset by higher volumes of EVA (up 11.6%), HDPE (up 3.8%) and LDPE (up 1.5%). Elastomers productions decreased by 2.7% due to lower volumes produced of latex and SBR rubbers due to the definitive closing of Hythe plant in March. Styrene productions increased by 5%, due to higher volumes of ABS/San (up 18%), styrol (up 5%) and compact polystyrene (up 4%).

Capital expenditure
In the first half of 2014 capital expenditure amounted to euro 125 million (euro 111 million in the first half of 2013) mainly regarded: (i) plant upgrades (euro 80 million); (ii) environmental protection, safety and environmental regulations (euro 15 million); (iii) upkeeping of plants (euro 11 million); (iv) maintenance and savings (euro 8 million).

Contents

Eni Interim Consolidated Report / Operating review

Engineering & Construction

Key performance indicators
i	i	i	First half
2013	2013	2014
0.46	Employees injury frequency rate	(No. of accidents per million of worked hours)	0.42	0.42
0.10	Contractors injury frequency rate		0.08	0.12
2.01	Fatality index	(No. of fatalities per 100 million of worked hours)	1.92	0.71

11,598	Net sales from operations (a)	(euro million)	5,001	5,966
(98)	Operating profit		(476)	291
(99)	Adjusted operating profit		(474)	293
(253)	Adjusted net profit		(519)	215
902	Capital expenditure		490	329

10,062	Orders acquired	(euro million)	6,704	13,132
17,065	Order backlog		21,169	24,215

47,209	Employees at period end	(number)	46,325	49,475
89.1	Employees outside Italy	(%)	89.3	89.9
1.54	Direct GHG emissions	(mmtonnes CO2 eq)	0.77	0.63

(a) Before elimination of intragroup sales.

Activity of the period

In the first half of 2014 Saipem acquired new orders for euro 13,132 million, about 97% of which was represented by work to be carried out outside Italy, and 8% by work originated by Eni’s companies.

Main orders were acquired were in the Engineering & Construction business (euro 12,566 million) and mainly related to:

- EPCI contract on behalf of Total concerning conversion of the two FPSO units, with an oil capacity of 115,000 bbl/day and a storage capacity of 1.7 mmboe. The two converted FPSO units will be utilized to support the development of Kaombo field, located in Block 32 offshore Angola;

- Contract on behalf of South Stream Transport BV for the construction of the first line of the South Stream Offshore Pipeline, from Russia to Bulgaria. The pipeline construction will be laid by the pipe-laying vessel Saipem 7000. In addition, Saipem will carry out support activities for the second line of the pipeline;

- Contracts on behalf of Saudi Aramco relating to the Integrated Gasification Combined Cycle project (Jazan) as part of the activities related to the construction of the largest power plant in the world to be located near the namesake city of Jizan. Furthermore, Saudi Aramco awarded to Saipem an EPC contract for the Loops 4 & 5 of the Shedgum-Yanbu’ Gas Pipeline;

- A transportation and installation contract on behalf of BP for the Phase 2 of the Shah Deniz field development, offshore Azerbaijan. Moreover, Saipem was awarded by the Shah Deniz consortium a contract for the construction and commissioning of the expansion of the South Caucasus Pipeline between Azerbaijan and Georgia;

- EPCI contract on behalf of Petrobras for the "Lula Norte, Lula Sul and Lula Extremo Sul Project" to be developed offshore the coasts of Rio de Janeiro and Sío Paulo. Three offshore pipelines will be installed in the Lula field in water depth up to 2,200 meters.

Contents

Eni Interim Consolidated Report / Operating review

As of June 30, 2014, order backlog was euro 24,215 million (euro 17,065 million at December 31, 2013). Projects to be carried out outside Italy represented 96% of the total backlog, while orders from Eni’s companies amounted to 4% of the total.

Orders acquired
First half
2013	(euro million)	2013	2014	Change	% Ch.

10,062		6,704	13,132	6,428	95.9
5,581	Engineering & Construction Offshore	4,038	8,238	4,200	..
2,193	Engineering & Construction Onshore	1,635	4,328	2,693	..
1,401	Offshore drilling	913	142	(771)	(84.4)
887	Onshore drilling	118	424	306	..
	of which:
1,514	- Eni	1,134	1,040	(94)	(8.3)
8,548	- Third parties	5,570	12,092	6,522	..
	of which:
547	- Italy	378	406	28	7.4
9,515	- Outside Italy	6,326	12,726	6,400	..

Order backlog

Dec. 31, 2013	(euro million)	June 30, 2013	June 30, 2014	Change	% Ch.

17,065		21,169	24,215	3,046	14.4
8,320	Engineering & Construction Offshore	10,552	13,374	2,822	26.7
4,114	Engineering & Construction Onshore	6,235	6,552	317	5.1
3,390	Offshore drilling	3,543	2,976	(567)	(16.0)
1,241	Onshore drilling	839	1,313	474	56.5
	of which:
2,261	- Eni	3,213	2,850	(363)	(11.3)
14,804	- Third parties	17,956	21,365	3,409	19.0
	of which:
784	- Italy	1,838	928	(910)	(49.5)
16,281	- Outside Italy	19,331	23,287	3,956	20.5

Capital expenditure
In the first half of 2014, capital expenditure amounted to euro 329 million, mainly related to: (i) the construction of a new pipe-layer, the progression of the construction of a new fabrication yard in Brazil and upkeep works, in the Engineering & Construction Offshore business; (ii) equipment and structures acquisition related to Canada base, in the Engineering & Construction Onshore business; (iii) upkeep and upgrading of the current asset base, in the Drilling Offshore business; (iv) new plants and the upgrading of asset base.

Capital expenditure
First half
2013	(euro million)	2013	2014	Change	% Ch.

373	Engineering & Construction Offshore	202	131	(71)	(35.1)
116	Engineering & Construction Onshore	84	17	(67)	(79.8)
172	Offshore drilling	124	104	(20)	(16.1)
210	Onshore drilling	62	68	6	9.7
31	Other expenditure	18	9	(9)	(50.0)
902		490	329	(161)	(32.9)

Contents

Eni Interim Consolidated Report / Financial review and other information

Information of the comparative periods were restated following adoption of IFRS 10 and IFRS 11, which were enacted by the European Commission in December 2012 with regulation No. 1254. These new accounting standards were applied retrospectively by adjusting the opening balance as of January 1, 2013 and the 2013 profit and loss account. More details about the adoption of those accounting standards are provided in the explanatory notes 2 to the consolidated financial statements of this Interim Report as of June 30, 2014.
Information of the comparative periods did not reflect the restatement of the 2012 results that was made by Eni’s subsidiary Saipem, which engages in the Engineering & Construction segment, as part of the Consob proceedings, which were disclosed in Eni Annual Report – Operating and Financial Review – Other information (p. 104). Hence, results of the comparative periods in this Interim Consolidated Report for the first half of 2014 are the same as disclosed in the Eni Interim Consolidated Report for the first half of 2013, published on August 2, 2013 (with the exception of the impacts of the adoption of the new international accounting standards as described above).

Profit and loss account

First half
2013	(euro million)	2013	2014	Change	% Ch.

114,697	Net sales from operations	59,287	56,556	(2,731)	(4.6)
1,387	Other income and revenues	375	192	(183)	(48.8)
(95,304)	Operating expenses	(49,633)	(46,062)	3,571	7.2
(71)	Other operating income (expense)	(10)	403	413	..
(11,821)	Depreciation, depletion, amortization and impairments	(4,681)	(5,188)	(507)	(10.8)
8,888	Operating profit	5,338	5,901	563	10.5
(1,009)	Finance income (expense)	(610)	(493)	117	19.2
6,085	Net income from investments	632	621	(11)	(1.7)
13,964	Profit before income taxes	5,360	6,029	669	12.5
(9,005)	Income taxes	(3,925)	(4,111)	(186)	(4.7)
64.5	Tax rate (%)	73.2	68.2	(5.0)
4,959	Net profit	1,435	1,918	483	33.7
	attributable to:
(201)	- non-controlling interest	(383)	(43)	340	88.8
5,160	- Eni's shareholders	1,818	1,961	143	7.9

Net profit
In the first half of 2014, net profit attributable to Eni’s shareholders amounted to euro 1,961 million, up by euro 143 million, or 7.9% from the first half of 2013; operating profit amounted to euro 5,901 million reporting an increase of 10.5%. It is worth mentioning that y-o-y comparability was affected by the exceptional loss of euro 680 million incurred by Saipem in the first half of 2013. In addition to these drivers, Eni’s results for the first half of 2014 were boosted by substantial improvement in the performance reported by the Gas & Power segment following the renegotiation of a large portion of the long-term gas supply contracts, with economic effects relating in part to gas volumes supplied in previous years.
The other Eni’s business segments were negatively impacted by continued geopolitical risks and the appreciation of the euro against the dollar in the Exploration & Production segment, as well as weak refining and chemicals fundamentals. These were weighted down by the slow recovery in the Euro-zone, declining energy demand, excess capacity and increasing competitive pressure from product streams imported from Russia, Asia and the USA, as well as higher prices of crude oil. These headwinds were reflected in falling margins on the production and sale of fuels and commodity chemicals.
The Group tax rate declined by 5 percentage points reflecting the fact that in the first half of 2013 the Company could not recognize any tax-loss carried forward at the loss-making Engineering & Construction segment and a lower share of taxable profit reported by the Exploration & Production segment, partly offset by a rise in the Exploration & Production tax rate due to a higher share of taxable profit reported in Countries with higher taxation.

Contents

Eni Interim Consolidated Report / Financial review and other information

Adjusted net profit

First half
2013	(euro million)	2013	2014	Change	% Ch.

5,160	Net profit attributable to Eni's shareholders	1,818	1,961	143	7.9
438	Exclusion of inventory holding (gains) losses	210	11
(1,165)	Exclusion of special items	(67)	83
4,433	Adjusted net profit attributable to Eni's shareholders (a)	1,961	2,055	94	4.8

(a) For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis".

Adjusted net profit attributable to Eni’s shareholders amounted to euro 2,055 million, up by euro 94 million, or 4.8% from the same period of the previous year (when excluding the exceptional loss made by Saipem in the first half of 2013, adjusted net profit was down by 8%). This increase was driven by a better operating performance (up 9%, down 2.6% when excluding Saipem’s losses) and a reduction in the adjusted tax rate that was down by approximately 6 percentage points driven by the same factors that explained the reduction in the reported consolidated tax rate.

Adjusted net profit was calculated by excluding an inventory holding loss of euro 11 million and special items made up of net losses of euro 83 million, stated net of exchange rate differences and exchange rate derivative instruments reclassified in operating profit, as they mainly related to derivative transactions entered into to manage exposure to the exchange rate risk implicit in commodity pricing formulas, resulting in a net positive adjustment of euro 30 million.

Special items of operating profit amounted to euro 303 million and mainly related to:
(i)	impairment losses in the Exploration & Production segment (euro 187 million) that mainly related to an oil & gas property whose development activities Eni does not expect to finance in the future;
(ii)	impairment losses relating to the retail networks in the Czech Republic and Slovakia which were aligned to the expected sale price, the effect of which was partly offset by a write-up of Eni’s interest in the refining joint venture which currently supplies the divested networks (euro 51 million); finally investments made for compliance and stay-in-business purposes were impaired as they related to certain Cash Generating Units which were completely written off in previous reporting periods and continued to lack any profitability prospects in the Refining & Marketing segment (euro 96 million) and Versalis (euro 7 million in the first half);
(iii)	the effects of fair-value evaluation of certain commodity derivatives contracts lacking the formal requisites to be accounted as hedges under IFRS (gain of euro 281 million);
(iv)	environmental provisions and provisions for redundancy incentives (euro 30 million);
(v)	exchange rate differences and exchange rate derivative instruments reclassified as operating items (loss of euro 30 million).

Non-operating special items refer to net gains on the divestment of the residual interest in Galp (euro 96 million).

The breakdown of adjusted net profit by segment is shown in the table below:

First half
2013	(euro million)	2013	2014	Change	% Ch.

5,950	Exploration & Production	3,110	2,464	(646)	(20.8)
(253)	Gas & Power	(368)	197	565	..
(232)	Refining & Marketing	(190)	(324)	(134)	(70.5)
(338)	Versalis	(136)	(153)	(17)	(12.5)
(253)	Engineering & Construction	(519)	215	734	..
(205)	Other activities	(113)	(91)	22	19.5
(476)	Corporate and financial companies	(284)	(222)	62	21.8
39	Impact of unrealized intragroup profit elimination (a)	78	22	(56)
4,232	Adjusted net profit	1,578	2,108	530	33.6
	attributable to:
(201)	- non-controlling interest	(383)	53	436	..
4,433	- Eni's shareholders	1,961	2,055	94	4.8

(a) This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

Contents

Eni Interim Consolidated Report / Financial review and other information

Group results were achieved in a scenario featured by higher crude oil prices reflecting higher Brent benchmark price, up 1.3% from the first half of 2013. In the meantime, natural gas prices continued on a weak trend.
Eni’s standard refining margin that gauges the profitability of Eni’s refineries considering the typical raw material slate and yields, reported a 45.3% decrease from the first half of 2013, in an extremely volatile trading environment, due to the structural weakness of the refining business adversely impacted by overcapacity, lower fuel demand and increasing competitive pressure from import streams of refined products from Russia, Middle East and the USA.
The European gas market continued to be characterized by weak demand, competitive pressures and oversupply. Price competition among operators has been stiff taking into account minimum off-take obligations provided by gas purchase take-or-pay contracts and reduced sales opportunities. Spot prices in Europe reported a decrease of 18.7% from the first half of 2013. Electricity sales reported negative margins due to oversupply and increasing competition from more competitive sources (photovoltaic and coal-fired plants). Results were also affected by the appreciation of the euro against the dollar (up 4.3%).

First half
2013	2013	2014	% Ch.

108.66	Average price of Brent dated crude oil (a)	107.50	108.93	1.3
1.328	Average EUR/USD exchange rate (b)	1.313	1.370	4.3
81.82	Average price in euro of Brent dated crude oil	81.87	79.51	(2.9)
2.43	Standard Eni Refining Margin (SERM) (c)	3.16	1.73	(45.3)
10.64	Price of NBP gas (d)	10.76	8.75	(18.7)
0.2	Euribor - three-month euro rate (%)	0.2	0.3	50.0
0.3	Libor - three-month dollar rate (%)	0.3	0.2	(33.3)

(a) In USD per barrel. Source: Platt’s Oilgram.
(b) Source: ECB.
(c) In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations. It gauges the profitability of Eni's refineries against the typical raw material slate and yields.
(d) In USD per million BTU (British Thermal Unit). Source: Platt’s Oilgram.

Analysis of profit and loss account items

Net sales from operations

First half
2013	(euro million)	2013	2014	Change	% Ch.

31,264	Exploration & Production	15,614	14,802	(812)	(5.2)
32,212	Gas & Power	17,415	14,782	(2,633)	(15.1)
57,238	Refining & Marketing	29,683	28,686	(997)	(3.4)
5,859	Versalis	3,063	2,804	(259)	(8.5)
11,598	Engineering & Construction	5,001	5,966	965	19.3
80	Other activities	48	34	(14)	(29.2)
1,453	Corporate and financial companies	680	671	(9)	(1.3)
18	Impact of unrealized intragroup profit elimination	(27)	(31)	(4)
(25,025)	Consolidation adjustment	(12,190)	(11,158)	1,032
114,697		59,287	56,556	(2,731)	(4.6)

Eni’s net sales from operations in the first half of 2014 (euro 56,556 million) decreased by euro 2,731 million, or 4.6% from the first half of 2013, driven by the appreciation of the euro against the dollar, lower prices of products and natural gas, lower production and sales volumes, partially offset by the Engineering & Construction segment due to the fact that the first half of 2013 was impacted by sharply lower levels of activities.

Contents

Eni Interim Consolidated Report / Financial review and other information

Operating expenses

First half
2013	(euro million)	2013	2014	Change	% Ch.

90,003	Purchases, services and other	47,047	43,346	(3,701)	(7.9)
539	of which: - other special items	(21)	75
5,301	Payroll and related costs	2,586	2,716	130	5.0
270	of which: - provision for redundancy incentives and other	19	30
95,304		49,633	46,062	(3,571)	(7.2)

In the first half of 2014 operating expenses (euro 46,062 million) reported a decrease of euro 3,571 million, or 7.2% from the first half of 2013. Purchases, services and other costs (euro 43,346 million) declined by euro 3,701 million, or 7.9%, reflecting lower supply costs of raw materials in euro terms and the benefit of renegotiation of certain long-term gas supply contracts, with economic effects relating in part to volumes procured in previous reporting periods.
Purchases, services and other costs included special items of euro 75 million mainly related to environmental provisions.
Payroll and related costs (euro 2,716 million) registered an increase of euro 130 million, or 5% from the first half of 2013, due to a higher average number of employees outside Italy.

Depreciation, depletion, amortization and impairments

First half
2013	(euro million)	2013	2014	Change	% Ch.

7,810	Exploration & Production	3,811	4,074	263	6.9
413	Gas & Power	198	164	(34)	(17.2)
345	Refining & Marketing	169	140	(29)	(17.2)
95	Versalis	42	49	7	16.7
721	Engineering & Construction	356	362	6	1.7
1	Other activities
61	Corporate and financial companies	30	33	3	10.0
(25)	Impact of unrealized intragroup profit elimination	(13)	(12)	1
9,421	Total depreciation, depletion and amortization	4,593	4,810	217	4.7
2,400	Impairments	88	378	290	..
11,821		4,681	5,188	507	10.8

Depreciation, depletion and amortization (euro 4,810 million) increased by euro 217 million, or 4.7% from the first half of 2013, mainly in the Exploration & Production Division following the start-ups and ramp-ups of new fields in the second half of 2013.

Impairment charges amounting to euro 378 million in the first half of 2014 are described in the discussion on special charges above.

The breakdown of impairment charges by segment is shown in the table below:

First half
2013	(euro million)	2013	2014	Change

19	Exploration & Production	39	187	148
1,685	Gas & Power		1	1
633	Refining & Marketing	41	178	137
44	Versalis	6	7	1
19	Other activities	2	5	3
2,400		88	378	290

Contents

Eni Interim Consolidated Report / Financial review and other information

Operating profit
The breakdown of the reported operating profit by segment is provided below:

First half
2013	(euro million)	2013	2014	Change	% Ch.

14,868	Exploration & Production	7,435	6,221	(1,214)	(16.3)
(2,967)	Gas & Power	(531)	653	1,184	..
(1,492)	Refining & Marketing	(541)	(623)	(82)	(15.2)
(725)	Versalis	(278)	(286)	(8)	(2.9)
(98)	Engineering & Construction	(476)	291	767	..
(337)	Other activities	(193)	(145)	48	24.9
(399)	Corporate and financial companies	(154)	(143)	11	7.1
38	Impact of unrealized intragroup profit elimination	76	(67)	(143)
8,888	Operating profit	5,338	5,901	563	10.5

Adjusted operating profit
The breakdown of the adjusted operating profit by segment is provided below:

First half
2013	(euro million)	2013	2014	Change	% Ch.

8,888	Operating profit	5,338	5,901	563	10.5
716	Exclusion of inventory holding (gains) losses	336	15
3,046	Exclusion of special items	31	303
12,650	Adjusted operating profit	5,705	6,219	514	9.0
	Breakdown by division:
14,643	Exploration & Production	7,407	6,431	(976)	(13.2)
(638)	Gas & Power	(635)	311	946	..
(457)	Refining & Marketing	(310)	(442)	(132)	(42.6)
(386)	Versalis	(145)	(182)	(37)	(25.5)
(99)	Engineering & Construction	(474)	293	767	..
(210)	Other activities	(107)	(88)	19	17.8
(332)	Corporate and financial companies	(158)	(139)	19	12.0
129	Impact of unrealized intragroup profit elimination and other consolidation adjustment	127	35	(92)
12,650		5,705	6,219	514	9.0

Eni’s adjusted operating profit, calculated by excluding an inventory holding loss of euro 15 million and special items made up of special net losses of euro 303 million, amounted to euro 6,219 million, with an increase of euro 514 million, or 9% from the first half of 2013, reflecting a better operating performance recorded by the following segments:

- The Gas & Power reported an adjusted operating profit of euro 311 million, which was significantly better than the operating loss of euro 635 million registered in the same period of the previous year (up euro 946 million). This was driven by the renegotiations of a large portion of long-term supply contracts, with economic effects relating in part to gas volumes supplied in previous years. This profit was partly offset by continuing margin and volume weakness for gas and electricity reflecting poor demand and strong competitive pressure;

- The Engineering & Construction, where Eni operates through its subsidiary Saipem, reverted to adjusted operating profit of euro 293 million from a loss of euro 474 million reported in the first half of the previous year. The euro 767 million increase owed to a gradual return to profitability of core operations in 2014 and the fact that the y-o-y comparability was affected by the exceptional loss made at certain large contract which impacted the result of the first half of 2013.

These positives were partially offset by the lower operating profit reported by:

- The Exploration & Production (down by euro 976 million, or 13.2%) driven by lower production sold, largely impacted by geopolitical issues in Libya, higher depreciation charges following the start-ups and

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ramp-ups of new fields in the second half of 2013, as well as the appreciation of the euro vs. the dollar (up 4.3%). These negatives were partly offset by higher hydrocarbons realizations in dollar terms (up 2.2% on average), driven by higher Brent prices that absorbed the weakness of gas prices;

- The Refining & Marketing reported higher adjusted operating losses (from a loss of euro 310 million reported in the first half of 2013 to a loss of euro 442 million in the first half of 2014), driven by a continued deterioration in refining margins on the back of weak demand for refined products, mainly in the Mediterranean area.

Finance income (expense)

First half
2013	(euro million)	2013	2014	Change

(827)	Finance income (expense) related to net borrowings	(402)	(417)	(15)
(923)	- Finance expense on short and long-term debt	(458)	(460)	(2)
43	- Net interest due to banks	24	13	(11)
4	- Net income from financial activities held for trading		16	16
49	- Net income from receivables and securities for non-financing operating activities	32	14	(18)
(92)	Income (expense) on derivative financial instruments	(19)	(33)	(14)
(91)	- Derivatives on exchange rate	(18)	(54)	(36)
40	- Derivatives on interest rate	30	31	1
(41)	- Derivatives on securities	(31)	(10)	21
37	Exchange differences, net	(89)	14	103
(297)	Other finance income (expense)	(179)	(134)	45
61	- Net income from receivables and securities for financing operating activities	25	34	9
(240)	- Finance expense due to the passage of time (accretion discount)	(132)	(138)	(6)
(118)	- Other	(72)	(30)	42
(1,179)		(689)	(570)	119
170	Finance expense capitalized	79	77	(2)
(1,009)		(610)	(493)	117

Net finance expense of euro 493 million decreased by euro 117 million from the first half of 2013, reflecting positive exchange rate differences of euro 103 million partially offset by losses on exchange rate derivative (down euro 36 million) which did not meet the formal criteria to be designated as hedges under IFRS. Other gains regarded the effects of the valuation at fair value of securities held for trading (euro 16 million) following the establishment of a strategic reserve of liquidity in the second half of 2013 as well as lower fair value of the options that are embedded in the convertible bonds relating to Snam’s and Galp’s shares for euro 21 million due to the closer maturity and evidence that the current market price of the Galp share makes the option out-of-money, while Snam market price is slightly above the strike price.

Net income from investments
The table below sets forth the breakdown of net income from investments by segment:

First half 2014 (euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other segments	Group

Share of gains (losses) from equity-accounted investments	57	35	6	15	(2)	111
Dividends	86		34		54	174
Gains on disposal				3	96	99
Other income (expense), net	1	12	31		193	237
	144	47	71	18	341	621

Net income from investments amounted to euro 621 million and related to: (i) dividends received from entities accounted for at cost (euro 174 million), in particular the Nigeria LNG Ltd; (ii) Eni’s share of profit of equity-accounted investments (euro 111 million), mainly in the Exploration & Production, Gas & Power and

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Engineering & Construction segments; (iii) net gains on the divestment of the residual interest in Galp of euro 96 million, of which euro 77 million related to reversal of the equity evaluation reserve.
Other income amounted to euro 237 million and mainly related to the fair value revaluation of Snam’s shares (euro 96 million) and Galp’s shares (euro 97 million) underlying the convertible bonds as of June 30, 2014.
The table below sets forth a breakdown of net income/loss from investments for the first half of 2014:

First half
2013	(euro million)	2013	2014	Change

222	Share of gains (losses) from equity-accounted investments	161	111	(50)
400	Dividends	306	174	(132)
3,598	Gains on disposal	174	99	(75)
1,865	Other income (expense), net	(9)	237	246
6,085		632	621	(11)

The dividends reduction (down euro 132 million from the first half of 2013) reported in particular in the Exploration & Production segment and lower performance of equity-accounted entities (down euro 50 million) in the Gas & Power and Exploration & Production segments were offset by gains accrued on the fair value revaluation of the interests in Snam and Galp underlying convertible bonds (up euro 225 million).

Income taxes

First half
2013	(euro million)	2013	2014	Change

	Profit before income taxes
(3,885)	Italy	(1,156)	300	1,456
17,849	Outside Italy	6,516	5,729	(787)
13,964		5,360	6,029	669
	Income taxes
306	Italy	(160)	214	374
8,699	Outside Italy	4,085	3,897	(188)
9,005		3,925	4,111	186
	Tax rate (%)
..	Italy	..	71.3	..
48.7	Outside Italy	62.7	68.0	5.3
64.5		73.2	68.2	(5.0)

Income taxes in the first half of 2014 were euro 4,111 million, up by euro 186 million compared to the same period of the previous year, mainly in the Gas & Power segment, which in 2013 reported net operating loss, partially offset by lower income taxes currently payable which were incurred by subsidiaries in the Exploration & Production segment operating outside Italy due to a declining taxable profit.
The reported tax rate was 68.2%, with a decrease of 5 percentage points, reflecting the lower share of taxable profit reported by subsidiaries in the Exploration & Production segment operating outside Italy and due to the fact that in the 2013 the Company could not recognize any tax-loss carry forward at the loss-making Engineering & Construction segment, partly offset by a rise in the Exploration & Production tax rate due to a higher share of taxable profit reported in countries with higher taxation.
Adjusted tax rate, calculated as ratio of income taxes to net profit before taxes on an adjusted basis, was 65.8% and it was lower than in the first half of 2013 (72%) due to the same drivers.

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Results by segment1

Exploration & Production

First half
2013	(euro million)	2013	2014	Change	% Ch.

14,868	Operating profit		7,435	6,221	(1,214)	(16.3)
(225)	Exclusion of special items:		(28)	210
19	- asset impairments		39	187
(283)	- net gains on disposal of assets		(65)	2
7	- risk provisions			(5)
52	- provisions for redundancy incentives		10	20
(2)	- commodity derivatives			2
(2)	- exchange rate differences and derivatives		(9)	7
(16)	- other		(3)	(3)
14,643	Adjusted operating profit		7,407	6,431	(976)	(13.2)
(264)	Net financial income (expense) (a)		(125)	(134)	(9)
367	Net income (expense) from investments (a)		283	146	(137)
(8,796)	Income taxes (a)		(4,455)	(3,979)	476
59.7	Tax rate (%)		58.9	61.8	2.9
5,950	Adjusted net profit		3,110	2,464	(646)	(20.8)
	Results also include:
7,829	- amortization and depreciation		3,850	4,261	411	10.7
	of which:
1,736	exploration expenditures		891	816	(75)	(8.4)
1,362	- amortization of exploratory drilling expenditures and other		730	649	(81)	(11.1)
374	- amortization of geological and geophysical exploration expenses		161	167	6	3.7
	Average hydrocarbons realizations
99.44	Liquids (b)	($/bbl)	97.60	100.04	2.44	2.5
7.26	Natural gas	($/mcf)	7.27	7.19	(0.08)	(1.1)
71.87	Hydrocarbons	($/boe)	70.33	71.87	1.54	2.2

(a) Excluding special items.
(b) Includes condensates.

In the first half of 2014, the Exploration & Production segment reported an adjusted operating profit of euro 6,431 million, down by euro 976 million, or 13.2% from the same period of 2013. This decrease was driven by lower sold production, affected by geopolitical issues in Libya, higher depreciation charges following the start-ups and ramp-ups of new fields by the second half of 2013, as well as foreign currency translation differences reflecting the appreciation of the euro vs. the dollar. These negatives were partly offset by hydrocarbons realizations in dollar terms (up 2.2%) reflecting the marker Brent trend which absorbed the weakness of gas prices.

Special charges excluded from adjusted operating profit amounted to euro 210 million, mainly related to impairment losses (euro 187 million) including an oil & gas property whose development activities Eni does not expect to finance in the future; provisions for redundancy incentives (euro 20 million) and exchange rate differences and exchange rate derivative instruments reclassified as operating items (loss of euro 7 million).

Adjusted net profit decreased by euro 646 million to euro 2,464 million (down 20.8%) from the first half of 2013, due to a lower operating performance.

(1) For a detailed explanation of adjusted operating profit and net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

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Gas & Power

First half
2013	(euro million)	2013	2014	Change	% Ch.

(2,967)	Operating profit	(531)	653	1,184	..
191	Exclusion of inventory holding (gains) losses	(33)	(107)
2,138	Exclusion of special items:	(71)	(235)
1,685	- asset impairments		1
1	- net gains on disposals of assets
292	- risk provisions	(102)
(1)	- environmental provisions
10	- provisions for redundancy incentives	1	1
314	- commodity derivatives	54	(283)
(186)	- exchange rate differences and derivatives	(39)	11
23	- other	15	35
(638)	Adjusted operating profit	(635)	311	946	..
(818)	Marketing	(743)	232	975	..
180	International transport	108	79	(29)	(26.9)
14	Net finance income (expense) (a)	12	4	(8)
70	Net income (expense) from investments (a)	57	35	(22)
301	Income taxes (a)	198	(153)	(351)
..	Tax rate (%)	..	43.7
(253)	Adjusted net profit	(368)	197	565	..

(a) Excluding special items.

In the first half of 2014, the Gas & Power segment reported an adjusted operating profit of euro 311 million, representing a significant improvement compared to the euro 636 loss registered in the first half of 2013. This result was driven by the renegotiations of a large portion of the long-term supply portfolio that were finalized between the fourth quarter of 2013 and June 30, 2014 as well as renegotiations of a number of gas supply contracts, the economic effects of which were retroactive to previous years. This positive trend was partly offset by continuing headwinds in the gas market as spot selling prices in Italy declined, dragged down by structural weak demand and oversupplies, and also triggered price revisions at certain long-term buyers. Furthermore, prices in the residential market were affected by a reduction in regulated tariffs set by the Italian Authority for Electricity and Gas, which replaced the previous oil-linked indexation mechanism of the raw material with prices quoted at spot markets, and finally margins on electricity production and sale were sharply lower, reflecting an ongoing downturn in the thermoelectric sector. The International transport activity reduced its operating profit (down 26.9%).

The special items excluded from adjusted operating profit amounted to euro 235 million, mainly related to the gains on re-measurement at fair value of certain non hedging commodity derivatives of euro 283 lacking the formal requisites to be accounted as hedges under IFRS and to the effects of the alignment to the net realization value of the deferred cost related to the pre-paid volumes of gas due to the incurrence of the take-or-pay clause (euro 31 million).

The Gas & Power segment reported an adjusted net profit of euro 197 million, representing an increase of euro 565 million compared to the first half of 2013.

Other performance indicators
Follows a breakdown of the pro-forma adjusted EBITDA by business:

First half
2013	(euro million)	2013	2014	Change	% Ch.

(28)	Pro-forma EBITDA adjusted	(318)	551	869	..
(346)	Marketing	(489)	401	890	..
318	International transport	171	150	(21)	(12.3)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit, which is also

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modified to take into account the impact associated with certain derivatives instruments as detailed below. This performance indicator includes the adjusted EBITDA of Eni’s wholly-owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power segment, taking into account evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the divisional performance of Eni Gas & Power, as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

First half
2013	(euro million)	2013	2014	Change	% Ch.

(1,492)	Operating profit	(541)	(623)	(82)	(15.2)
221	Exclusion of inventory holding (gains) losses	195	(63)
814	Exclusion of special items:	36	244
633	- asset impairments	41	178
(9)	- net gains on disposals of assets	(2)
93	- environmental provisions	16	41
91	- provisions for redundancy incentives	4	4
5	- commodity derivatives	(2)	(1)
(2)	- exchange rate differences and derivatives	(19)	11
3	- other	(2)	11
(457)	Adjusted operating profit	(310)	(442)	(132)	(42.6)
(6)	Net finance income (expense) (a)	(3)	(5)	(2)
56	Net income (expenses) from investments (a)	39	40	1
175	Income taxes (a)	84	83	(1)
(232)	Adjusted net profit	(190)	(324)	(134)	(70.5)

(a) Excluding special items.

In the first half of 2014, the Refining & Marketing segment reported an adjusted operating loss of euro 442 million, down by euro 132 million, or 42.6% from the first half of 2013. The decline was impacted by a continuing deterioration in the refining scenario driven by excess capacity, weak demand for oil products, in particular in the Mediterranean area and increasing competitive pressure from product streams imported from Russia, Middle East and the USA. Against these ongoing trends, Eni’s margin (Standard Eni Refining Margin) that gauges the profitability of Eni’s refineries considering the typical raw material slate and yields, reported a 45.3% decrease from the first half of 2013. This trend was partly counteracted by efficiency initiatives, in particular aimed at reducing energy and operating costs, and optimizing of assets by reducing throughputs of less competitive plants.
Marketing results registered a decline compared to the same period of the previous year, due to lower consumption and increasing competitive pressure.

Special charges excluded from adjusted operating loss amounted to euro 244 million, mainly related to impairment losses of the retail networks in the Czech Republic and Slovakia which were aligned to the expected sale price, the effect of which was partly offset by a write-up of the Eni’s interest in the refining joint venture that currently supplies the divested networks (euro 51 million), impairment of investments made for compliance and stay-in-business purposes were completely written-off as they related certain Cash Generating Units which were impaired in previous reporting periods and continued to lack any profitability prospects (euro 96 million), environmental provisions (euro 41 million) and provisions for redundancy incentives (euro 4 million).

Adjusted net loss was euro 324 million, down by euro 134 million from the first half of 2013 (adjusted net loss of euro 190 million), mainly due to higher operating losses.

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Versalis

First half
2013	(euro million)	2013	2014	Change	% Ch.

(725)	Operating profit	(278)	(286)	(8)	(2.9)
213	Exclusion of inventory holding (gains) losses	123	83
126	Exclusion of special items:	10	21
44	- asset impairments	6	7
4	- risk provisions	4
61	- environmental provisions	2	7
23	- provisions for redundancy incentives	1	3
(1)	- commodity derivatives	1	1
(5)	- exchange rate differences and derivatives	(4)	1
	- other		2
(386)	Adjusted operating profit	(145)	(182)	(37)	(25.5)
(2)	Net finance income (expense) (a)	(1)	(2)	(1)
	Net income (expenses) from investments (a)	(1)	(2)	(1)
50	Income taxes (a)	11	33	22
(338)	Adjusted net profit	(136)	(153)	(17)	(12.5)

(a) Excluding special items.

In the first half of 2014, Versalis reported an adjusted operating loss, with an increase of euro 37 million, or 25.5% compared to the first half of the previous year, driven by increased oil-based feedstock costs, continued weakness in commodity demand reflecting slow economic growth and increasing competition from Asian producers which left product margins at depressed levels.

Special charges excluded from adjusted operating loss of euro 21 million, related mainly to environmental provisions (euro 7 million), impairment of marginal business lines due to lack of profitability perspectives (euro 7 million), as well as to provisions for redundancy incentives (euro 3 million).

Adjusted net loss of euro 153 million increased by euro 17 million, or 12.5% compared to the same period of the previous year.

Engineering & Construction

First half
2013	(euro million)	2013	2014	Change	% Ch.

(98)	Operating profit	(476)	291	767	..
(1)	Exclusion of special items:	2	2
107	- net gains on disposal of assets	1	1
2	- provisions for redundancy incentives		1
(1)	- commodity derivatives	1
(109)	- others
(99)	Adjusted operating profit	(474)	293	767
(5)	Net finance income (expense) (a)	(2)	(3)	(1)
2	Net income (expenses) from investments (a)	9	15	6
(151)	Income taxes (a)	(52)	(90)	(38)
..	Tax rate (%)	..	29.5
(253)	Adjusted net profit	(519)	215	734	..

(a) Excluding special items.

In the first half of 2014, the Engineering & Construction segment reported an adjusted operating profit of euro 293 million, with an improvement of euro 767 million from the first half of 2013. The y-o-y comparison was boosted by the magnitude of the operating loss incurred by Saipem in the same period of 2013 due to exceptional loss.

The adjusted net loss amounted to euro 215 million, up by euro 734 million from the first half of 2013.

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Other activities

First half
2013	(euro million)	2013	2014	Change	% Ch.

(337)	Operating profit	(193)	(145)	48	24.9
127	Exclusion of special items:	86	57
19	- asset impairments	2	5
(3)	- net gains on disposals of assets
31	- risk provisions	23	3
52	- environmental provisions	36	26
20	- provisions for redundancy incentives	1
8	- other	24	23
(210)	Adjusted operating profit	(107)	(88)	19	17.8
4	Net financial income (expense) (a)	(6)	(3)	3
1	Net income (expense) from investments (a)
	Income taxes (a) (b)
(205)	Adjusted net profit	(113)	(91)	22	19.5

(a) Excluding special items.
(b) Deferred tax assets relating to Syndial losses are recognized by the parent company Eni SpA based on intercompany agreements which regulate the Italian consolidated accounts for tax purposes.

Corporate and financial companies

First half
2013	(euro million)	2013	2014	Change	% Ch.

(399)	Operating profit	(154)	(143)	11	7.1
67	Exclusion of special items:	(4)	4
	- risk provisions		3
72	- provisions for redundancy incentives	2	1
(5)	- other	(6)
(332)	Adjusted operating profit	(158)	(139)	19	12.0
(560)	Net financial income (expense) (a)	(366)	(392)	(26)
290	Net income (expense) from investments (a)	43	247	204
126	Income taxes (a)	197	62	(135)
(476)	Adjusted net profit	(284)	(222)	62	21.8

(a) Excluding special items.

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NON-GAAP measure
Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into in order to manage exposure to movements in foreign currency exchange rates which impact industrial margins and the translation of commercial payables and receivables. Accordingly currency translation effects recorded through profit and loss are also reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income. Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (Consob), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non hedging commodity derivatives, including the ineffective portion of cash flow hedges and certain derivatives financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production Division. Furthermore, special items include gains and losses on re-measurement at fair value of certain non hedging commodity derivatives, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production Division.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production Division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

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First half 2014 (euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	6,221	653	(623)	(286)	291	(143)	(145)	(67)	5,901
Exclusion of inventory holding (gains) losses		(107)	(63)	83				102	15
Exclusion of special items:
- environmental charges			41	7			26		74
- asset impairments	187	1	178	7			5		378
- net gains on disposal of assets	2				1				3
- risk provisions	(5)					3	3		1
- provisions for redundancy incentives	20	1	4	3	1	1			30
- commodity derivatives	2	(283)	(1)	1					(281)
- exchange rate differences and derivatives	7	11	11	1					30
- other	(3)	35	11	2			23		68
Special items of operating profit	210	(235)	244	21	2	4	57		303
Adjusted operating profit	6,431	311	(442)	(182)	293	(139)	(88)	35	6,219
Net finance (expense) income (a)	(134)	4	(5)	(2)	(3)	(392)	(3)		(535)
Net income (expense) from investments (a)	146	35	40	(2)	15	247			481
Income taxes (a)	(3,979)	(153)	83	33	(90)	62		(13)	(4,057)
Tax rate (%)	61.8	43.7	..		29.5				65.8
Adjusted net profit	2,464	197	(324)	(153)	215	(222)	(91)	22	2,108
of which attributable to:
- non-controlling interest									53
- Eni's shareholders									2,055
Reported net profit attributable to Eni's shareholders									1,961
Exclusion of inventory holding (gains) losses									11
Exclusion of special items									83
Adjusted net profit attributable to Eni's shareholders									2,055

(a) Excluding special items.

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First half 2013 (euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	7,435	(531)	(541)	(278)	(476)	(154)	(193)	76	5,338
Exclusion of inventory holding (gains) losses		(33)	195	123				51	336
Exclusion of special items:
- environmental charges			16	2			36		54
- asset impairments	39		41	6			2		88
- net gains on disposal of assets	(65)		(2)		1				(66)
- risk provisions		(102)		4			23		(75)
- provisions for redundancy incentives	10	1	4	1		2	1		19
- commodity derivatives		54	(2)	1	1				54
- exchange rate differences and derivatives	(9)	(39)	(19)	(4)					(71)
- other	(3)	15	(2)			(6)	24		28
Special items of operating profit	(28)	(71)	36	10	2	(4)	86		31
Adjusted operating profit	7,407	(635)	(310)	(145)	(474)	(158)	(107)	127	5,705
Net finance (expense) income (a)	(125)	12	(3)	(1)	(2)	(366)	(6)		(491)
Net income (expense) from investments (a)	283	57	39	(1)	9	43			430
Income taxes (a)	(4,455)	198	84	11	(52)	197		(49)	(4,066)
Tax rate (%)	58.9	..	..		..				72.0
Adjusted net profit	3,110	(368)	(190)	(136)	(519)	(284)	(113)	78	1,578
of which attributable to:
- non-controlling interest									(383)
- Eni's shareholders									1,961
Reported net profit attributable to Eni's shareholders									1,818
Exclusion of inventory holding (gains) losses									210
Exclusion of special items									(67)
Adjusted net profit attributable to Eni's shareholders									1,961

(a) Excluding special items.

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2013 (euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	14,868	(2,967)	(1,492)	(725)	(98)	(399)	(337)	38	8,888
Exclusion of inventory holding (gains) losses		191	221	213				91	716
Exclusion of special items
- environmental charges		(1)	93	61			52		205
- asset impairments	19	1,685	633	44			19		2,400
- net gains on disposal of assets	(283)	1	(9)		107		(3)		(187)
- risk provisions	7	292		4			31		334
- provisions for redundancy incentives	52	10	91	23	2	72	20		270
- commodity derivatives	(2)	314	5	(1)	(1)				315
- exchange rate differences and derivatives	(2)	(186)	(2)	(5)					(195)
- other	(16)	23	3		(109)	(5)	8		(96)
Special items of operating profit	(225)	2,138	814	126	(1)	67	127		2,841
Adjusted operating profit	14,643	(638)	(457)	(386)	(99)	(332)	(210)	129	12,445
Net finance (expense) income (a)	(264)	14	(6)	(2)	(5)	(560)	4		(819)
Net income from investments (a)	367	70	56		2	290	1		786
Income taxes (a)	(8,796)	301	175	50	(151)	126		(90)	(8,385)
Tax rate (%)	59.7	..	..		..				66.5
Adjusted net profit	5,950	(253)	(232)	(338)	(253)	(476)	(205)	39	4,232
of which attributable to:
- non-controlling interest									(201)
- Eni's shareholders									4,433
Reported net profit attributable to Eni's shareholders									5,160
Exclusion of inventory holding (gains) losses									438
Exclusion of special items									(1,165)
Adjusted net profit attributable to Eni's shareholders									4,433

(a) Excluding special items.

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Breakdown of special items

First half
2013	(euro million)	2013	2014

3,046	Special items of operating profit	31	303
205	- environmental charges	54	74
2,400	- assets impairments	88	378
(187)	- net gains on disposal of assets	(66)	3
334	- risk provisions	(75)	1
270	- provisions for redundancy incentives	19	30
315	- commodity derivatives	54	(281)
(195)	- exchange rate differences and derivatives	(71)	30
(96)	- other	28	68

190	Net finance (income) expense	119	(42)
	of which:
195	- exchange rate differences and derivatives	71	(30)
(5,299)	Net income from investments	(202)	(140)
	of which:
(3,599)	gains on disposal of assets	(174)	(96)
(3,359)	of which: divestment of the 28.57% of Eni’s interest in Eni East Africa
(98)	Galp	(95)	(96)
(75)	Snam	(75)
(1,682)	gains on investment revaluation
(1,682)	of which: Artic Russia
11	impairments/revaluation		(29)
898	Income taxes	(15)	58
	of which:
954	- impairment of deferred tax assets of Italian subsidiaries
	- deferred tax adjustment in a Production Sharing Agreement
490	- deferred tax adjustment on PSAs		45
64	- re-allocation of tax impact on intercompany dividends and other special items	41	42
(610)	- taxes on special items	(56)	(17)
	- other net tax refund		(12)
	Total special items of net profit	(67)	179
	Attributable to:
	- non-controlling interest	96
(1,165)	- Eni's shareholders	(67)	83

Breakdown of impairments

First half
2013	(euro million)	2013	2014	Change

2,290	Asset impairment	136	330	194
333	Goodwill impairment		51	51
(223)	Revaluations	(48)	(3)	45
2,400	Impairments	88	378	290

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Summarized Group Balance Sheet

The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Balance Sheet (a)

(euro million)	Dec. 31, 2013	June 30, 2014	Change

Fixed assets
Property, plant and equipment	63,763	65,913	2,150
Inventories - Compulsory stock	2,573	2,457	(116)
Intangible assets	3,876	3,707	(169)
Equity-accounted investments and other investments	6,180	5,524	(656)
Receivables and securities held for operating purposes	1,339	1,556	217
Net payables related to capital expenditure	(1,255)	(1,263)	(8)
	76,476	77,894	1,418
Net working capital
Inventories	7,939	8,257	318
Trade receivables	21,212	19,706	(1,506)
Trade payables	(15,584)	(13,540)	2,044
Tax payables and provisions for net deferred tax liabilities	(3,062)	(3,678)	(616)
Provisions	(13,120)	(14,465)	(1,345)
Other current assets and liabilities	1,274	2,548	1,274
	(1,341)	(1,172)	169
Provisions for employee post-retirement benefits	(1,279)	(1,302)	(23)
Assets held for sale including related liabilities	2,156	442	(1,714)
CAPITAL EMPLOYED, NET	76,012	75,862	(150)
Eni shareholders' equity	58,210	58,502	292
Non-controlling interest	2,839	2,759	(80)
Shareholders’ equity	61,049	61,261	212
Net borrowings	14,963	14,601	(362)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	76,012	75,862	(150)

(a) For a reconciliation to the statutory statement of cash flow see the paragraph "Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes".

Fixed assets
Fixed assets amounted to euro 77,894 million, up by euro 1,418 million from December 31, 2013 reflecting capital expenditure incurred in the period (euro 5,524 million) and estimate revisions of decommissioning costs in the Exploration & Production segment also reflecting a favorable interest rate environment (up euro 1,064 million), which were partly offset by depreciation, depletion, amortization and impairment charges of the period (euro 5,188 million).

Net working capital
Net working capital (negative, euro 1,172 million) reported an increase of euro 169 million due to: (i) the increase in "Other current assets, net" (up euro 1,274 million) relating to higher receivables accrued vs. joint venture partners in the Exploration & Production segment, which were partly offset by reduced deferred costs related to pre-paid gas volumes provided by take-or-pay obligations due to volume make-up in the quarter as a result of contract renegotiations; (ii) a higher balance of trade receivables and trade payables (up euro 538 million) was recorded mainly in the Engineering & Construction segment, with its subsidiary Saipem; (iii) higher inventories (up euro 318 million) due to higher work in progress in the Engineering & Construction segment. These increases were partly offset by higher risk provisions (up

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euro 1,345 million) due to the above mentioned revision of decommissioning costs in the Exploration & Production segment and higher tax payables and provisions for deferred taxes.

Net assets held for sale including related liabilities
Net assets held for sale including related liabilities (euro 442 million) referred to retail networks in Czech Republic, Slovakia and Romania and the associated refining capacity, as well as non-strategic interests in the Gas & Power segment.

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out a benchmarking analysis with industry standards.

(euro million)	Dec. 31, 2013	June 30, 2014	Change

Total debt:	25,560	26,262	702
Short-term debt	4,685	6,295	1,610
Long-term debt	20,875	19,967	(908)
Cash and cash equivalents	(5,431)	(6,518)	(1,087)
Securities held for trading and other securities held for non-operating purposes	(5,037)	(5,028)	9
Financing receivables for non-operating purposes	(129)	(115)	14
Net borrowings	14,963	14,601	(362)
Shareholders' equity including non-controlling interest	61,049	61,261	212
Leverage	0.25	0.24	(0.01)

Net borrowings as of June 30, 2014, amounted to euro 14,601 million, down by euro 362 million from December 31, 2013.

Total debt amounted to euro 26,262 million, of which euro 6,295 million were short-term (including the portion of long-term debt due within 12 months equal to euro 3,057 million) and euro 19,967 million were long-term.

The ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage – was 0.24 at June 30, 2014 (0.25 at December 31, 2013).

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Comprehensive income

(euro million)	First half
2013	2014

Net profit	1,435	1,918
Other items of comprehensive income:
Foreign currency translation differences	157	423
Fair value evaluation of Eni’s interest in Galp and Snam	(100)	(77)
Change in the fair value of cash flow hedging derivatives	3	250
Change in the fair value of available-for-sale securities	(2)	5
Share of "Other comprehensive income" on equity-accounted entities	2	(1)
Taxation		(77)
	60	523
Total comprehensive income	1,495	2,441
Attributable to:
- non-controlling interest	(394)	(34)
- Eni's shareholders	1,889	2,475

Changes in shareholders’ equity

(euro million)

Shareholders’ equity at December 31, 2013		61,049
Total comprehensive income	2,441
Dividends distributed to Eni’s shareholders	(1,986)
Dividends distributed by consolidated subsidiaries	(48)
Purchase of Eni’s treasury share	(202)
Other changes	7
Total changes		212
Shareholders’ equity at June 30, 2014		61,261
Attributable to:
- non-controlling interest		2,759
- Eni's shareholders		58,502

Shareholders’ equity including non-controlling interest was euro 61,261 million, representing an increase of euro 212 million from December 31, 2013. This was due to comprehensive income for the year (euro 2,441 million) as a result of net profit (euro 1,918 million), positive foreign currency translation differences (euro 423 million), and positive changes in the cash flow hedge reserve (euro 250 million), net of the reversal of the fair value reserve of the Galp interest due to its disposal. This addition to equity was almost completely offset by dividend payments to Eni’s shareholders and other changes for euro 2,229 million (balance dividend for the full year 2013 to Eni’s shareholders of euro 1,986 million, dividends paid to non-controlling interest, as well as the repurchase of Eni’s share).

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Summarized Group Cash Flow Statement

Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the connection existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred in the reporting period. The measure which links the two statements is represented by the free cash flow which is calculated as difference between the cash flow generated from operations and the net cash used in investing activities. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; and (ii) change in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Summarized Group Cash Flow Statement (a)

First half
2013	(euro million)	2013	2014	Change

4,959	Net profit	1,435	1,918	483
	Adjustments to reconcile net profit to net cash provided by operating activities:
9,723	- depreciation, depletion and amortization and other non-monetary items	4,703	4,938	235
(3,770)	- net gains on disposal of assets	(168)	(20)	148
9,174	- dividends, interest, taxes and other changes	3,934	4,213	279
456	Changes in working capital related to operations	(54)	(1,689)	(1,635)
(9,516)	Dividends received, taxes paid, interest (paid) received during the period	(5,035)	(3,620)	1,415
11,026	Net cash provided by operating activities	4,815	5,740	925
(12,800)	Capital expenditure	(5,947)	(5,524)	423
(317)	Investments and purchase of consolidated subsidiaries and businesses	(176)	(193)	(17)
6,360	Disposals	2,465	3,014	549
(243)	Other cash flow related to capital expenditure, investments and disposals	23	(91)	(114)
4,026	Free cash flow	1,180	2,946	1,766
(3,981)	Borrowings (repayment) of debt related to financing activities (b)	954	36	(918)
1,715	Changes in short and long-term financial debt	208	348	140
(4,225)	Dividends paid and changes in non-controlling interests and reserves	(2,191)	(2,235)	(44)
(40)	Effect of changes in consolidation and exchange differences	(13)	(8)	5
(2,505)	NET CASH FLOW FOR THE PERIOD	138	1,087	949

Changes in net borrowings

First half
2013	(euro million)	2013	2014	Change

4,026	Free cash flow	1,180	2,946	1,766
(21)	Net borrowings of acquired companies	(6)	(19)	(13)
(23)	Net borrowings of divested companies
349	Exchange differences on net borrowings and other changes	102	(330)	(432)
(4,225)	Dividends paid and changes in non-controlling interest and reserves	(2,191)	(2,235)	(44)
106	CHANGE IN NET BORROWINGS	(915)	362	1,277

(a) For a reconciliation to the statutory statement of cash flow see the paragraph "Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flow to Statutory Schemes".
(b) Net cash used in investing activities included investments and divestments (on net basis) in held-for-trading financial assets and other investments/divestments in certain short-term financial assets. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:
First half
2013	(euro million)	2013	2014	Change

	Financing investments:
(5,029)	- securities		(3)	(3)
(105)	- financing receivables	(142)	(89)	53
(5,134)		(142)	(92)	50
	Disposal of financing investments:
28	- securities	22	27	5
1,125	- financing receivables	1,074	101	(973)
1,153		1,096	128	(968)
(3,981)	Cash flows of financial investments not related to operations	954	36	(918)

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Net cash provided by operating activities was euro 5,740 million. Proceeds from disposals amounted to euro 3,014 million and mainly related to the divestment of Eni’s share in Artic Russia (euro 2,160 million) and an 8% interest in Galp Energia (euro 824 million). These cash inflows funded cash outlays relating to capital expenditure totaling euro 5,524 million and dividend payments and other changes amounting to euro 2,235 million referring to the balance dividend paid to Eni’s shareholders for the fiscal year 2013 (euro 1,986 million) and the repurchase of Eni’s share for euro 202 million, repaying down euro 362 million in the Group’s net debt since December 31, 2013. Net cash provided by operating activities was negatively influenced by a lower volume of trade receivables due beyond the end of the reporting period, being transferred to financing institutions compared to the previous reporting period (down euro 675 million). The robust cash flow, mainly delivered in the second quarter of 2014, was recorded by the Exploration & Production and Gas & Power segments.

Capital expenditure

First half
2013	(euro million)	2013	2014	Change	% Ch.

10,475	Exploration & Production:	4,893	4,688	(205)	(4.2)
109	- acquisition of proved and unproved properties
1,669	- exploration	944	697
8,580	- development	3,907	3,944
117	- other expenditure	42	47
229	Gas & Power:	83	75	(8)	(9.6)
206	- marketing	74	69
23	- international transport	9	6
672	Refining & Marketing:	229	229
497	- refining, supply and logistics	163	181
175	- marketing	66	48
314	Versalis	111	125	14	12.6
902	Engineering & Construction	490	329	(161)	(32.9)
21	Other activities	5	7	2	40.0
190	Corporate and financial companies	107	46	(61)	(57.0)
(3)	Impact of unrealized intragroup profit elimination	29	25	(4)
12,800	Capital expenditure	5,947	5,524	(423)	(7.1)

In the first half of 2014, capital expenditure amounted to euro 5,524 million (compared to euro 5,947 million in the first half of 2013) relating mainly to:
- development activities deployed mainly in Norway, the United States, Angola, Italy, Congo, Nigeria, Kazakhstan and Egypt and exploratory activities of which 98% was spent outside Italy, primarily in Nigeria, Mozambique, the United States, Angola, Liberia and Norway;
- upgrading of the fleet used in the Engineering & Construction segment (euro 329 million);
- refining, supply and logistics in Italy and outside Italy (euro 181 million) with projects designed to improve the conversion rate and flexibility of refineries, as well as the upgrade of the refined product retail network (euro 48 million);
- initiatives to improve flexibility of the combined cycle power plants (euro 40 million).

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Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes

Summarized Group Balance Sheet

(euro million)	Dec. 31, 2013	June 30, 2014

Items of Summarized Group Balance Sheet (where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the condensed consolidated interim financial statements	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Fixed assets
Property, plant and equipment			63,763		65,913
Inventories - Compulsory stock			2,573		2,457
Intangible assets			3,876		3,707
Equity-accounted investments and other investments			6,180		5,524
Receivables and securities held for operating activities	(see note 10 and note 19)		1,339		1,556
Net payables related to capital expenditure, made up of:			(1,255)		(1,263)
- receivables related to capital expenditure/disposals	(see note 10)	88		86
- receivables related to capital expenditure/disposals	(see note 21)	702		659
- payables related to capital expenditure	(see note 23)	(2,045)		(2,008)
Total fixed assets			76,476		77,894
Net working capital
Inventories			7,939		8,257
Trade receivables	(see note 10)		21,212		19,706
Trade payables	(see note 23)		(15,584)		(13,540)
Tax payables and provisions for net deferred tax liabilities, made up of:			(3,062)		(3,678)
- income tax payables		(755)		(845)
- other tax payables		(2,291)		(2,477)
- deferred tax liabilities		(6,750)		(7,138)
- other tax liabilities	(see note 31)	(22)		(20)
- payables for Italian consolidated accounts	(see note 17)	(12)		(12)
- receivables for Italian consolidated accounts	(see note 7)	8		4
- current tax assets		802		730
- other current tax assets		835		897
- deferred tax assets		4,658		4,579
- other tax assets	(see note 21)	465		604
Provisions			(13,120)		(14,465)
Other current assets and liabilities:			1,274		2,548
- securities held for operating purposes	(see note 9)	202		236
- receivables for operating purposes	(see note 10)	403		411
- other receivables	(see note 10)	6,569		7,343
- other (current) assets		1,325		3,351
- other receivables and other assets	(see note 21)	2,509		1,732
- advances, other payables	(see note 23)	(6,060)		(5,671)
- other (current) liabilities		(1,437)		(2,760)
- other payables and other liabilities	(see note 31)	(2,237)		(2,094)
Total net working capital			(1,341)		(1,172)
Provisions for employee post-retirement benefits			(1,279)		(1,302)
Assets held for sale including related liabilities			2,156		442
made up of:
- assets held for sale		2,296		663
- liabilities related to assets held for sale		(140)		(221)
CAPITAL EMPLOYED, NET			76,012		75,862
Shareholders' equity including non-controlling interest			61,049		61,261
Net borrowings
Total debt, made up of:			25,560		26,262
- long term debt		20,875		19,967
- current portion of long-term debt		2,132		3,057
- short-term financial liabilities		2,553		3,238
less:
Cash and cash equivalents			(5,431)		(6,518)
Securities held for non-operating purposes	(see note 9)		(5,037)		(5,028)
Financing receivables for non-operating purposes	(see note 10)		(129)		(115)
Total net borrowings (a)			14,963		14,601
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			76,012		75,862

(a) For details on net borrowings see also note No. 26 to the condensed consolidated interim financial statements.

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Summarized Group Cash Flow Statement

(euro million)	First half 2013	First half 2014

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Net profit		1,435		1,918
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation, depletion and amortization and other non-monetary items:		4,703		4,938
- depreciation, depletion and amortization	4,593		4,810
- Impairment of tangible and intangible assets, net	88		378
- share of profit (loss) of equity-accounted investments	(161)		(111)
- other net changes	167		(143)
- net changes in the provisions for employee benefits	16		4
Net gains on disposal of assets		(168)		(20)
Dividends, interest, income taxes and other changes:		3,934		4,213
- dividend income	(306)		(174)
- interest income	(59)		(75)
- interest expense	374		351
- income taxes	3,925		4,111
Changes in working capital related to operations:		(54)		(1,689)
- inventory	684		(282)
- trade receivables	(385)		1,574
- trade payables	(1,889)		(2,041)
- provisions for contingencies	(292)		28
- other assets and liabilities	1,828		(968)
Dividends received, taxes paid, interest (paid) received during the period:		(5,035)		(3,620)
- dividend received	409		344
- interest received	57		26
- interest paid	(694)		(325)
- income taxes paid, net of tax receivables received	(4,807)		(3,665)
Net cash provided by operating activities		4,815		5,740
Capital expenditure:		(5,947)		(5,524)
- tangible assets	(4,902)		(4,752)
- intangible assets	(1,045)		(772)
Investments and purchase of consolidated subsidiaries and businesses:		(176)		(193)
- investments	(148)		(157)
- consolidated subsidiaries and businesses	(28)		(36)
Disposals:		2,465		3,014
- tangible assets	186		7
- intangible assets	4
- changes in consolidated subsidiaries and businesses
- investments	2,275		3,007
Other cash flow related to capital expenditure, investments and disposals:		23		(91)
- securities	(18)		(48)
- financing receivables	(482)		(519)
- change in payables and receivables relating to investments and capitalized depreciation	139		158
reclassification: purchase of securities and financing receivables for non-operating purposes	142		92
- disposal of securities	27		40
- disposal of financing receivables	1,260		308
- change in payables and receivables	51		6
reclassification: disposal of securities and financing receivables held for non-operating purposes	(1,096)		(128)
Free cash flow		1,180		2,946

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continued Summarized Group Cash Flow Statement

(euro million)	First half 2013	First half 2014

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Free cash flow		1,180		2,946
Borrowings (repayment) of debt related to financing activities		954		36
reclassification: purchase of securities and financing receivables held for non-operating purposes	(142)		(92)
reclassification: disposal of securities and financing receivables held for non-operating purposes	1,096		128
Changes in short and long-term finance debt:		208		348
- proceeds from long-term finance debt	2,594		2,477
- payments of long-term finance debt	(3,314)		(2,793)
- increase (decrease) in short-term finance debt	928		664
Dividends paid and changes in non-controlling interest and reserves:		(2,191)		(2,235)
- net capital contributions/payments by/to non-controlling interest			1
- treasury shares sold			(202)
- dividends paid by Eni to shareholders	(1,956)		(1,986)
- dividends paid to non-controlling interest	(210)		(48)
- acquisition of additional interest in consolidated subsidiaries	(25)
- treasury shares sold by consolidated subsidiaries
Effect of exchange differences on cash and cash equivalents		(13)		(10)
Effect of changes in consolidation area (inclusion/exclusion of significant/insignificant subsidiaries)				2
NET CASH FLOW FOR THE PERIOD		138		1,087

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Risk factors and uncertainties

Competition

There is strong competition worldwide, both within the oil industry and with other industries, to supply energy to the industrial, commercial and residential energy markets.

Eni faces strong competition in each of its business segments.

In the current uncertain financial and economic environment, Eni expects that prices of energy commodities, in particular oil and gas, will be very volatile, with average prices and margins influenced by changes in the global supply and demand for energy as well as in the market dynamics. This is likely to increase competition in all of Eni’s businesses, which may impact costs and margins.

-	In the Exploration & Production segment Eni faces competition from both international and state-owned oil companies for obtaining exploration and development rights, and developing and applying new technologies to maximize hydrocarbon recovery. Furthermore, Eni may face a competitive disadvantage because of its relatively smaller size compared to other international oil companies, particularly when bidding for large scale or capital intensive projects, and may be exposed to industry-wide cost increases to a greater extent compared to its larger competitors given its potentially smaller market power with respect to suppliers. If, as a result of those competitive pressures, Eni fails to obtain new exploration and development acreage, to apply and develop new technologies, and to control cost, its growth prospects and future results of operations and cash flows may be adversely affected.

-	In the Gas & Power segment, Eni faces strong competition from gas and energy players to sell gas and electricity to the industrial segment and the retail market both in the Italian market and markets across Europe. Competition has been fuelled by ongoing weak trends in demand due to the downturn and macroeconomic uncertainties, oversupplied markets and inter-fuel competition due to the rising use of coal in firing power plants and a dramatic growth in renewable sources of energy (photovoltaic and solar) which have materially impacted the use of gas in the production of electricity and hence sales of gas to the thermoelectric industry. These market imbalances owe to the fact that a few years ago, based on certain long-term projections about gas demand growth, European operators committed to purchase large amounts of gas under long-term supply contracts with take-or-pay clauses from the main producing Countries bordering Europe (namely Russia and Algeria) and built large upgrades at existing pipelines and new infrastructures along several European routes to expand gas import capacity to the Continent. Due to the economic and financial crisis and inter-fuel competition, those projected increases in gas demand failed to materialize resulting in a situation of oversupply and pricing pressure. The "shale gas revolution" in the USA was another fundamental trend that aggravated the oversupply situation in Europe. The discovery and development of large deposits of shale gas in the USA has progressively reduced to zero the Country’s dependence on LNG imports. As a result of this, upstream producers were forced to redirect large LNG supplies to markets elsewhere in the world, including Europe. Large gas availability on the marketplace in Europe fuelled by take-or-pay contracts and

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worldwide LNG streams has driven the development of very liquid continental hubs to trade spot gas. Shortly spot prices at continental hubs have become the main benchmarks to which selling prices are indexed in supplies to large industrial customers and thermoelectric utilities. The profitability of gas operators was negatively impacted by falling sales prices at those hubs, where prices have been pressured by intense competition among gas operators in the face of weak demand, oversupplies and the constraint to dispose of minimum annual volumes of gas to be purchased under long-tem supply contracts. These negative trends were exacerbated by the fact that spot prices have ceased to track the oil prices to which Eni’s long-term supply contracts are linked, resulting in a decoupling between trends in prices and in costs. Due to those fundamental shifts in market dynamics and a current demand downturn, the Company’s Gas & Power segment incurred operating losses in the latest three years. The outlook for our gas marketing business will remain weak for the foreseeable future as management believes that the ongoing negative trends of poor demand, continuing competition and oversupplies have become structural headwinds. These developments may adversely affect the Company’s future results of operations and cash flows in its gas business, also taking into account the Company’s contractual obligations to off-take minimum annual volumes of gas in accordance to its long-term gas supply contracts with take or-pay clauses and until the Company manages to re-negotiate new pricing terms of all long-term gas supply contracts which better tracks market prices than the original oil-linked indexation. Successful contract renegotiations in the first half of 2014 resulted in the Gas & Power segment returning to profitability (adjusted operating profit of euro 311 million) due to the economic benefits of those renegotiations, certain of which relating to gas volumes procured in the previous thermal year. See the sector-specific risk section below.

-	Eni is also facing competition from large, well-established European utilities and other international oil and gas companies in growing its market share and acquiring or retaining clients. A number of large clients, particularly electricity producers and large industrial buyers have entered the wholesale market of gas by directly purchasing gas from producers or sourcing it at the European spot markets adding further pressures on the economics of gas operators, including Eni. Management believes that this trend will continue in the future. At the same time, a number of national gas producers belonging to Countries with large gas reserves have started to sell natural gas directly to final clients, entering in direct competition with players like Eni which resell gas purchased from producing Countries to final customers. These developments may increase the level of competition and reduce Eni’s expected operating profit and cash flows in the gas business. Finally, gas prices in the residential market have historically been established by independent, governmental authorities in Italy and elsewhere in Europe. The indexation mechanisms used by those authorities have generally tracked a basket of petroleum products, mirroring the oil-indexed purchase prices of gas resellers like Eni, thus enabling resellers to pass a large part of cost increases of the raw material on to final customers in the retail market. In recent years, the Italian authority has introduced a number of adjustments to the oil-linked formula to take into account the public goal of containing the impact of energy inflation on households and other public services (hospitals, schools, etc.). Finally, following enactment in Italy of a new regulatory regime which went effective on October 1, 2013, management expects that the Company’s selling margins in the residential segment are likely to come under pressure due to the implementation of a less favorable indexation mechanism. Such new mechanism establishes that the cost of the raw material must be indexed to market benchmarks recorded at spot markets, as such replacing the previous oil-linked mechanism which mirrored a basket of long-term supply contracts. The Company expects that similar measures will be introduced by other market regulators in European Countries where Eni engages in selling gas to residential clients (see sector-specific risk factors below). Management believes these developments will negatively impact future results of operations and cash flow.

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-	In its Gas & Power segment, Eni is vertically integrated in the production of electricity via its gas-fired power plants which currently use the combined-cycle technology. In the electricity business, Eni competes with other producers and traders from Italy or outside of Italy who sell electricity in the Italian market. Going forward, the Company expects continuing competition due to the projections of weak economic growth in Italy and Europe over the foreseeable future, also causing outside players to place excess production on the Italian market. The economics of the gas-fired electricity business have dramatically changed over the latest few years due to ongoing competitive trends. As a matter of fact, spot prices of electricity in the wholesale market across Europe have decreased due to excess supplies driven by the growing production of electricity from renewable sources, which also benefit of governmental subsides, and a recovery in the production of coal-fired electricity generation which has been helped by a substantial reduction in the price of this fuel on the back of a massive oversupply of coal which occurred on a global scale. As a result of falling electricity prices, margins on the production of gas-fired electricity went into negative territory. We believe that the profitability outlook in this business will remain weak in the foreseeable future.

-	In the retail marketing of refined products both in Italy and abroad, Eni competes with oil companies and non-oil operators (such as supermarket chains and other commercial operators) to obtain concessions to establish and operate service stations. Eni’s service stations compete primarily on the basis of pricing, services and availability of non-petroleum products. In Italy, the latest administrative measure in this field have targeted to enhance the level of competition in the retail market of fuels, for example by easing the commercial ties between independent and other non-oil operators of service stations and oil companies, enlarging options to build and operate fully-automated service stations, and opening up the merchandising of various kinds of goods and services at service stations. These developments have boosted the level of competition in the marketplace adding further pressure on selling prices and reducing opportunities of increasing the market share in Italy. We expect that competitive pressures will continue in the foreseeable future due to anticipated weak trends in the domestic demand for fuels, oversupplies of refined products due to existing excess refining capacity in Europe and growing competition of products streams coming from Russia, the Middle East, East Asia and the United States. Finally, Eni’s margins on refined products have been affected by production cost disadvantages due to unfavorable geographic location and lack of scale of Eni’s refineries, and narrowing price differentials between the Brent benchmark and heavy crude qualities. This latter trend has reflected ongoing reduced supplies of heavy crudes in the Mediterranean area, reversing the pattern observed historically whereby heavy crude qualities were trade at a discount vs. the Brent benchmark due to their relatively smaller yield of valuable products. This negative trend has particularly hit Eni’s profitability of complex cycles which depends upon the availability of cheaper crude qualities than the Brent crude in order to remunerate the higher operating costs of complex plants. This segment reported losses at the operating level in each of the latest three years and in the first half of 2014 driven by the structural headwinds in the industry described above. Based on those trends we believe that the profitability outlook in our Refining & Marketing segment will remain negative over the foreseeable future.

-	In the Chemical segment, Eni faces strong competition from well-established international players and state-owned petrochemical companies, particularly in the most commoditized market segments such as the production of basic petrochemicals products and plastics. Many of those competitors based in the Far East and the Middle East are able to benefit from cost advantages due to larger scale, looser environmental regulations, availability of cheaper feedstock, more favorable location and proximity to end-markets. Excess capacity and sluggish economic growth may exacerbate competitive pressures. Furthermore, Eni expects that petrochemicals producers based in the US will regain market share in the future, leveraging on a competitive cost structure due to the increasing availability of cheap feedstock deriving from the production of domestic

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shale gas. The Company expects continuing margin pressures in the foreseeable future as a result of those trends. This segment reported operating losses in each of the latest three years and in the first half of 2014, driven by the structural headwinds in the industry described above.

-	Competition in the oil field services, construction and engineering industries is primarily based on technical expertise, quality and number of services and availability of technologically advanced facilities (for example, vessels for offshore construction). Lower oil prices could result in lower margins and lower demand for oil services. The Company’s failure or inability to respond effectively to competition could adversely impact the Company’s growth prospects, future results of operations and cash flows. In 2013 a soft demand environment, intense competition among oilfield service providers coupled with Company-specific issues at certain projects drove a substantial reversal in the profitability at Eni’s Engineering & Construction business segment which reported an operating loss for the full year 2013. Management believes that 2014 will be a transitional year with profitability expected to recover, the extent of which will be determined by the effective execution of operational and commercial activities on low-margin contracts still present in the current portfolio and by how quickly bids currently under consideration are awarded. In the first half of 2014, Engineering & Construction segment reported a euro 767 million recovery (adjusted operating profit of euro 293 million, from adjusted operating loss of euro 474 million reported in the first half of the previous year).

The specific risks of the exploration and production of hydrocarbons

Safety, security, environmental and other operational risk

For this risks, see our disclosure in Annual Report 2013.

Changes in crude oil and natural gas prices may adversely affect Eni’s results of operations

The exploration and production of oil and gas is a commodity business with a history of price volatility. The single largest variable that affects the Company’s results of operations and financial condition is crude oil prices. Lower crude oil prices have an adverse impact on Eni’s results of operations and cash flows. Eni generally does not hedge exposure of the future expected cash flows of the Group reserves to movements in crude oil price. As a consequence, Eni’s profitability depends heavily on crude oil and natural gas prices. Crude oil and natural gas prices are subject to international supply and demand and other factors that are beyond Eni’s control, including among other things:
(i)	the control on production exerted by the Organization of the Petroleum Exporting Countries ("OPEC") member Countries which control a significant portion of the world’s supply of oil and can exercise substantial influence on price levels;
(ii)	global geopolitical and economic developments, including sanctions imposed on certain oil-producing Countries on the basis of resolutions of the United Nations or bilateral sanctions or disruptions due to local instability. We believe that crude oil prices were supported in 2013 by a number of interruptions in the output flows that occurred in Countries like Libya, Nigeria and Syria due to local issues driven by political and social instability;
(iii)	global and regional dynamics of demand and supply of oil and gas. We believe that global oil demand will grow at a moderate pace in the foreseeable future due to sluggish economic activity in Europe and other macroeconomic uncertainties, and more efficient use of fuels and energy in OECD Countries;
(iv)	prices and availability of alternative sources of energy. Eni believes that gas demand in Europe has been significantly impacted by a shift to the use of coal in firing power plants due to cost

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advantages compared to gas, as well as the rising contribution of renewable energies in satisfying energy requirements. Eni expects those trends to continue in the future;
(v)	governmental and intergovernmental regulations, including the implementation of national or international laws or regulations intended to limit greenhouse gas emissions, which could impact the prices of hydrocarbons; and
(vi)	success in developing and applying new technology.

All these factors can affect the global balance between demand and supply for oil and prices of oil.
We estimate that movements in oil prices impact approximately 50% of our current production. Further portion of 35% of our current production which derives from Production Sharing Contracts is practically unaffected by crude oil price movements which instead impact the Company’s volume entitlements (see our disclosure below). Finally, we estimate that the exposure to changes in crude oil prices of approximately 5-10% of our production is offset by equivalent and contrarian movements of the procurement costs of gas in our long-term supply contracts which index the cost of gas to crude oil prices, reflecting our decision late in 2013 to fully exploit the benefits of the natural hedging occurring between our Exploration & Production and Gas & Power segments. In previous reporting periods we entered into commodity derivatives to protect margins on gas sales in our Gas & Power business from exposure to crude oil changes and late in 2013 we discontinued this policy with a view to exploit the natural hedge provided by our equity production of crude oil. This development has impacted our results of operations in the interim period 2014 and will affect the Group consolidated results going forward. Lower oil and gas prices over prolonged periods may also adversely affect Eni’s results of operations and cash flows by:
(i)	reducing rates of return of development projects either planned or being implemented, leading the Company to reschedule, postpone or cancel development projects, or accept a lower rate of return on such projects;
(ii)	reducing the Group’s liquidity, entailing lower resources to fund expansion projects, further dampening the Company’s ability to grow future production and revenues; and
(iii)	triggering a review of future recoverability of the Company’s carrying amounts of oil and gas properties, which could lead to the recognition of significant impairment charges.

In the first half of 2014, the price of the Brent marker averaged $109 a barrel, with an increase of 1.3% compared to the first half of 2013, reflecting escalating geopolitical tensions in the Middle East and other risky areas, against a modest increase of demand and development of non-OPEC supply. We believe that such geopolitical risks will support crude oil prices in the short-to-medium term; looking forward we expect that the crude oil long-term price will settle at around 95 a barrel (real term 2018). Gas prices have remained on a weak trend in Europe and the USA pressured by weak demand.

The Company, like other players in the industry, assesses its oil&gas projects based on long-term scenarios for oil prices, which reflect management’s best assumptions about the underlying fundamentals of global demand and supply. This approach supports the achievement of the expected returns on capital projects through the swings of the oil&gas cycle. For the 2014-2017 period Eni assumed a long-term price of $95 a barrel (real terms 2018). In this context the Company approved a capital expenditure plan amounting to euro 54 billion, 82% relating to exploration and development of oil and gas reserves, with a decrease of 5% in comparison with previous plan due to a higher degree of capital selection through a different schedule of project phases. This capex plan is going to be revised to reflect management’s further spending optimization foreseen in the 2014 outlook update.

Volatile oil prices represent an uncertainty factor in view of achieving the Company’s operating targets of production growth and reserve replacement due to the relevant amount of Production Sharing

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Agreements in Eni’s portfolio. Under such contracts, the Company is entitled to receive a portion of the production, the sale of which should cover expenditures incurred and earn the Company a share of profit. Accordingly, the higher are the reference prices for crude oil used to determine production and reserve entitlements, the lower is the number of barrels to cover the same dollar amounts hence the amounts of booked production and reserves; and vice versa. The Company currently estimates that production entitlements in its PSAs decreases on average by approximately 1,000 bbl/d for a $1 increase in oil prices. The impact of price effects on the Company’s production was immaterial in 2013. This sensitivity analysis relates to the existing Eni portfolio and might vary in the future.

Political considerations

A substantial portion of Eni’s oil and gas reserves and gas supplies are located in Countries which are politically, socially and economically less stable than OECD Countries. Therefore Eni is exposed to risks of material disruptions to its operations in those less stable Countries. As of December 31, 2013, approximately 78% of Eni’s proved hydrocarbon reserves were located in such Countries and 62% of Eni’s supplies of natural gas came from outside OECD Countries.
Adverse political, social and economic developments, such as internal conflicts, revolutions, establishment of non-democratic regimes, protests, strikes and other forms of civil disorder, contraction of economic activity and financial difficulties of the local governments with repercussions on solvency of state institutions, inflation level, exchange rates and similar events in any of those less stable Countries may negatively affect Eni’s ability to continue operating in an economic way, either temporarily or permanently, and Eni’s ability to access oil and gas reserves. In particular, Eni faces risks in connection with the following issues:
(i)	lack of well-established and reliable legal systems and uncertainties surrounding enforcement of contractual rights;
(ii)	unfavorable developments in laws, regulations and contractual arrangements leading, for example, to expropriations, nationalizations or forced divestitures of assets and unilateral cancellation or modification of contractual terms. Eni is facing increasing competition from state-owned oil companies who are partnering Eni in a number of oil and gas projects and properties in the host Countries where Eni conducts its upstream operations. These state-owned oil companies can change contractual terms and other conditions of oil and gas projects in order to obtain a larger profit share from a given project, thereby reducing Eni’s profit share. Furthermore, as of the balance sheet date receivables for euro 575 million relating to cost recovery under certain petroleum contracts in a non-OECD Country were the subject of an arbitration proceeding;
(iii)	restrictions on exploration, production, imports and exports;
(iv)	tax or royalty increases (including retroactive claims); and
(v)	civil and social unrest, internal conflicts and other forms of political instability such as sabotages, strikes, acts of violence and incidents. These risks could result in disruptions in the economic activity, loss of output, plant closures, project delays, the loss of our personnel or assets, cause us to evacuate our personnel from certain Countries, cause us to increase spending on security worldwide, disrupt financial and commercial markets, including the supply of and pricing for oil and natural gas, and generate greater political and economic instability in some of the geographic areas in which we operate. Areas where we operate that have significant risk include, but are not limited to: the Middle East, Libya, Egypt, Algeria, Nigeria, Angola, Indonesia, Kazakhstan, Nigeria, Russia, and Venezuela. In addition, any possible reprisals as a consequence of military or other action, such as acts of terrorism in

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the United States or elsewhere, could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

In the first half of 2014 our expected production levels in Libya were negatively impacted by frequent acts of local conflict, social unrest, protests, strikes, which forced us to disrupt or reduce our producing activities, negatively affecting our results of operations and cash flow.
Also our activities in Nigeria have been impacted in recent years by continuing episodes of theft, acts of sabotage and other similar disruptions which have jeopardized the Company’s ability to conduct operations in full security, particularly in the onshore area of the Niger Delta.
Looking forward, we expect that those risks will continue to affect our operations in those Countries and we do not plan for any meaningful recovery in our production plateau in both Countries over the next couple of years; our production plans are currently assuming flat production levels for the full years 2014 and 2015 compared to 2013 levels. For more information about the status of our operations in Libya see the paragraph below.
While the occurrence of those events is unpredictable, it is likely that the occurrence of such events could cause Eni to incur material production losses or facility disruptions, by this way adversely impacting Eni’s results of operations and cash flow.

Risks associated with continuing political instability in North Africa and the Middle East

As of end of 2013, approximately 30% of the Company’s proved oil and gas reserves were located in North Africa and the Middle East. Since 2011, several North African and Middle Eastern oil producing Countries have been experiencing an extreme level of political instability that has resulted in changes in governments, unrest and violence and consequential economic disruptions. The instability of the socio-political framework in those Countries still represents an area of concern involving risks and uncertainties for the foreseeable future; particularly the current internal situation in Libya continues to represent an issue for Eni’s management. Following the internal conflict of 2011 and fall of regime, the fragmentation of the political framework and social tensions which followed, turned into disorders, strikes, protests and a resurgence of the internal conflict, jeopardized Eni’s ability to carry out its industrial activity in safety, forcing sometimes the Company to interrupt its operations as precautionary measure, as happened in the year 2013. In the interim period of 2014, Eni’s facilities in Libya produced on average 212 kboe/d, registering a decrease of 14% compared to the first half of 2013 due to the above mentioned political factors. It is worth mentioning that Eni is currently engaged in the recovery of the production plateau at its producing assets in the Country (assuming that plateau at the level of 273 kboe/d produced in 2010), after the events of 2011 that forced the Company to shutdown almost all its producing facilities including gas exports for a period of about 8 months.
The political instability in Egypt hindered the country’s access to the financial market, and resulted in continuous difficulties for the local oil&gas companies to fulfill the trade payables due to Eni for the Company’s gas supplies. Based on discussions currently ongoing and established relationships with the local partners, Eni’s management believes that the trade payables due amounting to euro 1.2 billion as of June 30, 2014 will be collected sometime in the future. Eni has not experienced any disruptions at its producing activities in the Country to date.

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Risks in the Company’s Gas & Power business

Risks associated with the trading environment and competition in the industry

The Company expects the structural headwinds in the gas market due to a prolonged demand downturn, strong competitive pressures and oversupplies to continue to adversely impact results of operations and liquidity for the foreseeable future.
Gas demand has been severely hit by the economic slowdown in Europe and, more importantly, a steep fall of gas consumption in the thermoelectric sector. The latter trend was affected by an ongoing expansion of renewable sources of electricity which have benefited of governmental subsides across Europe, whilst coal has displaced gas on a large scale in firing power plants due to cost advantages and lowering rates for obtaining emission allowances in Europe due to the downturn. Coal prices have seen a dramatic fall in recent years due to a massive glut of coal on a global scale. In the face of weak demand, supplies on the European marketplace have continued to increase due to a number of factors. First of all, before the beginning of the downturn, gas wholesaler operators in Europe grossly overestimated the projected growth rates in demand and committed to purchase large amounts of gas under long-term supply contracts with producing Countries also bearing the volume risk as a result of the take-or-pay clause of those contracts. They also build large pipeline upgrade to import gas to Europe. Secondly, several LNG projects came on stream, which improved the liquidity of spot markets. Finally, the fact that the US has reduced their dependence on LNG imports due to large increases in the domestic production of shale gas. This latter development has further contributed to increasing global LNG supplies. Those trends have driven the expansion of very liquid European hubs where spot prices have become the prevailing benchmark of sale contracts, particularly in the industrial and thermoelectric segments. Spot prices have been on a downtrend over the last few years reflecting oversupplies and weak demand. This development has continued in the first half of 2014. This trend has hit the profitability of European gas marketing operators, including Eni. Particularly, our results of operations have been adversely impacted by a faster than anticipated alignment between continental benchmarks and spot prices at Italian hubs leading to sharply lower price realizations in the Italian wholesale market. This development has continued in the first half of 2014. In addition, these trends in sales prices have been reflected only partially in the procurement costs of gas supplies, as European gas operators procure their gas supplies under long-term contracts with producing Countries whereby in some of them the cost of gas is still indexed to the price of crude oil and other derivatives which have diverged from trends in gas spot prices. Therefore wholesale margins on gas were squeezed due to this decoupling which has occurred between spot prices and the oil-linked costs of purchased gas. Adding to the pressure, reduced sales opportunities due to weak demand forced operators to compete even more aggressively on pricing to limit the financial risks associated with the take-or-pay clause provided by the long-term supply contracts. On their part, large clients adopted opportunistic supply patterns, in order to take advantage of the large availability of spot gas. Finally governmental administrations in several European Countries have started to review the indexation mechanism of supply tariffs in the retail sector in order to make residential customers benefit from the ongoing trend in gas spot markets. In Italy, administrative bodies have already enacted effective on October 1, 2013 a new indexation mechanism of the cost of the raw material in pricing formulas of the safeguarded retail market whereby the cost of gas in currently indexed to spot prices thus replacing the previous oil-linked indexation. This development has reduce our margins in the residential sector in the first half of 2014.
We forecast that market conditions will remain unfavorable in the gas sector in Italy and Europe for the foreseeable future due to the structural headwinds described above, volatile commodity prices and lack of visibility. We anticipate a number of risk factors to the profitability outlook of the Company’s gas marketing business over the next two to three years. Those include weak demand growth due to a projected slow recovery in the Euro zone and macroeconomic uncertainties, declining thermoelectric consumption due to inter-fuel competition, continuing oversupplies and strong competition. Eni believes that those trends will negatively impact the gas marketing business future results of operations and cash

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flows by reducing gas selling prices and margins, also considering Eni’s obligations under its take-or-pay supply contracts (see below).

The Company is seeking to improve its cost competitiveness by renegotiating more favorable contractual terms with our long-term suppliers. If we fail to achieve this our profitability could be adversely affected

Management expects the fundamentals in the gas sector to remain weak in the next two/three years assuming a slow recovery in demand due to macroeconomic headwinds, ongoing oversupplies and strong competition, as the oil-linked cost of gas supplies is projected to remain sustained. Those trends represent risk factors to the Company’s gas marketing business, with expected negative impacts on future results of operations and cash flow also considering the take-or-pay obligations (see below).
Against this scenario, management has been engaged in the renegotiations of our long-term supply contracts to align its cost structure to prices prevailing in the marketplace in order to preserve the profitability of its gas operations and to reduce the annual minim take of its contracts dictated by the take-or-pay clause in order to be more flexible in the current weak demand environment. The Company’s long-term supply contracts provide clauses whereby the parties are entitled to renegotiate contractual conditions from time to time to reflect in a changed market environment.
In the first half of 2014 management achieved to renegotiate certain long-term contracts with noticeable economic benefits, some of which related to volumes of gas procured in the previous thermal year. In the first half of 2014, these actions allowed Eni’s Gas Marketing activity to report an adjusted operating profit of euro 232 million, with a sizeable improvement compared to the loss of euro 743 million reported in first half of 2013. Following the renegotiations finalized at the end of 2013 and in the first half of 2014, about 60% of Eni’s supply portfolio has been indexed to spot prices quoted at hubs, reducing proportionally the commodity risk deriving from the different mix of indexation of selling prices and procurement costs.
Other renegotiations are currently underway. The outcome of those renegotiations is uncertain about both the amount of the economic benefits which will be eventually achieved and the timing of recognition in profit. Furthermore in case counterparties fail to arrange revised contractual terms, ongoing supply contracts provide a chance to each of them to recur to an arbitration proceeding for a definition of the commercial transaction, thus increasing the level of uncertainty surrounding those renegotiations. Considering also ongoing price renegotiations with Eni long-term buyers, results of Gas Marketing activities are subject to an increasing rate of volatility and unpredictability.

The Company expects that current imbalances between demand and supply in the European gas market will persist for sometime

In the first half of 2014, gas demand net of the impact of weather conditions registered a decrease of 5% across Italy and Europe, due to a continuing downturn in the thermoelectric production also driven by an excess of hydroelectric production. The actual demand reflecting mild winter weather in Italy was down by 14%. Management does not believe that beyond these factors there will be a further deterioration in the fundamentals, which however remain at depressed level.
Against these ongoing trends, management confirms the levels of gas demand assumed in our four-year plan 2014-2017, which forecasts flat demand across Italy and Europe with target volumes in 2017 amounting to 70 and 490 bcm, respectively, compared to the previous assumptions made in the industrial plan 2013-2016 of a growth rate of 2-2.3%.
It is worth mentioning that the projected levels of European gas demand in 2017 are significantly lower than the pre-crisis levels registered in 2008 as a result of weak fundamentals. The projected moderate dynamics in demand might not be sufficient to balance the current situation of oversupply in the marketplace over the next two to three years according to management’s estimates. Gas supplies have

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been built up in recent years as new, large investments to upgrade import pipelines to Europe have come online from Russia and Algeria and gas wholesalers have contracted important volumes of supplies under long-tem arrangement in past years, forecasting certain trends in demand which actually failed to materialize. Furthermore, in the near future management expects the start-ups of new infrastructures in various European entry points which will add large amounts of new import capacity over the next few years. Those include a new line of the North Stream pipeline connecting Russia to Germany through the Baltic Sea as well as new LNG facilities. In Italy, the gas offered will increase moderately in the future as a new LNG plant is expected to start operations at Livorno with a 4 bcm treatment capacity and effects are in place of Law Decree No. 130/2010 about storage capacity which is expected to increase by 4 bcm by 2015. Those increases in capacity will be partially tempered by a declining availability of LNG on a worldwide scale which has been absorbed by growing energy requirements from East Asian economies. In addition Europe’s internal production is maturing. However, in the long term management expects the start-up of an array of global LNG projects which are expected to materially add to global LNG supplies as well as it is likely that the United States will support the development of gas export from the domestic production. Overall we foresee a well supplied global gas market.
Those trends represent risks to the Company’s future results of operations and cash flows in its gas business.

Current, negative trends in gas demand and supply may impair the Company’s ability to fulfill its minimum off take obligations in connection with its take-or-pay, long-term gas supply contracts

In order to secure long-term access to gas availability, particularly with a view of supplying the Italian gas market and anticipating certain trends in gas demand which actually failed to materialize, Eni has signed a number of long-term gas supply contracts with national operators of key producing Countries that supply the European gas markets. These contracts have been ensuring approximately 80 bcm of gas availability since 2010 (including the Distrigas portfolio of supplies and excluding Eni’s other subsidiaries and affiliates) with a residual life of approximately 14 years and a pricing mechanism of some of those contracts that still indexes the cost of gas to the price of crude oil and its products (gasoil, fuel oil, etc.). These contracts include take-or-pay clauses whereby the Company is required to off-take minimum, preset volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, up to the minimum contractual quantity. The take-or-pay clause entitles the Company to off-take pre-paid volumes of gas in later years. Amounts of cash pre-payments and time schedules for offtaking pre-paid gas vary from contract to contract. Generally, cash pre-payments are calculated on the basis of the energy prices current in the year when the Company is scheduled to purchase the gas, with the balance due in the year when the gas is actually purchased. Amounts of pre-payments range from 10 to 100% of the full price.

The right to off-take pre-paid gas expires within a ten-year term in some contracts or remains in place until contract expiration in other arrangements. In addition, the right to off-take the pre-paid gas can be exercised in future years provided that the Company has fulfilled its minimum take obligation in a given year and within the limit of the maximum annual quantity. In this case, Eni will pay the residual price calculating it as the percentage that complements 100%, based on the arithmetical average of monthly base prices current in the year of the off-take. Similar considerations apply to ship-or-pay contractual obligations.

Management believes that the current market outlook which features weak gas demand growth and large gas availability, as well as strong competitive pressures in the marketplace and the possible changes in the sector specific regulation represent a risk factor to the Company’s ability to fulfill its minimum take obligations associated with its long-term supply contracts, considering also the Company’s plans for its

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sales volumes which are anticipated to remain flat or to decrease slightly in 2014 and in the subsequent years.

Against this scenario, management has been engaged in the renegotiation of the long-term supply contracts and in other portfolio optimization initiatives, with the objective to reduce the take-or-pay exposure and the related financial risk.

Thanks to the outcome of the renegotiations which were defined in the first half of 2014 and the accomplished actions, Eni was able to lift a part of its pre-paid volumes, reducing the deferred cost stated in the balance sheet from euro 1.9 billion as of December 31, 2013 to euro 1.5 billion as of June 30, 2014.

Looking forward, based on management’s outlook for gas demand and offer in Europe, projections for sales volumes and unit margins in future years and the probable outcome of the ongoing gas renegotiations, the Company believes that the pre-paid volumes of gas due to the incurrence of the take-or-pay clause will be lifted in the long-term in accordance to current contractual terms thus recovering the cash advances paid to suppliers.

Risks related to changes in the price of oil, natural gas, refined products and chemicals

Operating results in Eni’s Exploration & Production, Refining & Marketing and Chemical segments are affected by changes in the price of crude oil and by the impacts of movements in crude oil prices on margins of refined and petrochemical products.
Overall, lower oil prices have a net adverse impact on Eni’s results of operations. The effect of lower oil prices on Eni’s average realizations for produced oil is generally immediate. Furthermore, Eni’s average realizations for produced oil differ from the price of Brent crude marker primarily due to the circumstance that Eni’s production list, which also includes heavy crude qualities, has a lower American Petroleum Institute ("API") gravity compared with Brent crude (when processed the latter allows for higher yields of valuable products compared to heavy crude qualities, hence higher market price).

The favorable impact of higher oil prices on Eni’s results of operations may be offset in part by opposite trends in margins for Eni’s downstream businesses

The impact of changes in crude oil prices on Eni’s downstream businesses, including the Refining & Marketing and the Chemicals businesses, depends upon the speed at which the prices of gas and products adjust to reflect movements in oil prices.

Eni’s results of operations are affected by changes in European refining margins

Results of operations of Eni’s Refining & Marketing segment are substantially affected by changes in European refining margins which reflect changes in relative prices of crude oil and refined products. The prices of refined products depend on global and regional supply/demand balances, inventory levels, refinery operations, import/export balances and weather. Furthermore, Eni’s realized margins are also affected by relative price movements of heavy or sour crude qualities versus light or sweet crude qualities, taking into account the ability of Eni’s refineries to process complex crudes that represents a cost advantage when market prices of heavy crudes are relatively cheaper than the marker Brent price.
In the latest years, Eni’s refining margins were largely unprofitable as the high cost of oil was only partially transferred to final prices of fuels pressured by weak demand, high worldwide and regional inventory levels, excess refining capacity particularly in the Mediterranean area and increasing competitive pressure form product streams imported form Russia, Asia and the USA. In the first half of

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2014, the Refining & Marketing segment continued to incur operating losses at euro 442 million (down by 42.6% compared to the first half of 2013) in a context of extreme margin volatility. Management does not expect any significant recovery in industry fundamentals over the short to medium term. The sector as a whole will continue to suffer from weak demand and excess capacity, while the cost of oil feedstock may continue rising and price differentials may remain compressed. In this context, management expects that the Company’s refining margins will remain at unprofitable levels in the second half of 2014 and possibly beyond.

Eni’s results of operations are affected by changes in petrochemical margins

Eni’s margins on petrochemical products are affected by trends in demand for petrochemical products and movements in crude oil prices to which purchase costs of petroleum-based feedstock are indexed. Given the commoditized nature of Eni petrochemical products, it is difficult for the Company to transfer higher purchase costs for oil-based feedstock to selling prices to customers. In the latest years, Eni’s petrochemicals business reported operating losses due to unprofitable margins on basic petrochemicals products, mainly the margin on cracker, reflecting high oil-based feedstock costs as demand for petrochemicals commodities plunged due to the economic downturn. In the first half of 2014, Eni’s chemical business continued to report operating losses of euro 182 million, down by 25.5% from the first half of 2013) due to high cost of oil-based feedstock affecting petrochemical margins, stagnant demand and competitive pressure from Asian competitors.

Short to medium-term prospects remain uncertain due to a slow economic recovery across Italy and in Europe, increased commodity risk due to rising trend in oil prices and competitive dynamics.

To cope with the structural challenges of the Company’s chemical business, management decided to implement a strategic shift targeting to restore the economic equilibrium of the Chemicals Division over the medium term. This new strategy features a gradual reduction of the exposure to loss-making, commoditized businesses while growing the Company’s presence in niche productions, particularly elastomers and styrene, which showed a good resilience during the downturn, international expansion into South-East Asia’s growing markets as well as starting innovative productions in the field of bio-chemistry. Part of this strategy is the start of the "green chemistry" project at the Porto Torres plant in the first half of 2014 which envisages restructuring a loss-making oil-based commodity plant into a modern facility to produce chemical feedstock and intermediates based on renewable raw materials, which are destined to large industrial application (such as the tyre industry) with interesting growth opportunities. The project is in joint venture with Novamont. Another relevant element is the restructuring of the Porto Marghera site to produce bio-chemicals from vegetable oils, in partnership with Elevance Renewable Sciences Inc.

In this scenario, the recovery of profitability in the Chemicals Divisions will depend greatly on the effectiveness of diversification and "turn around", as well as continuing improvement of efficiency.

Risks related to legal proceedings and compliance with anti-corruption legislation

Eni is the defendant in a number of civil actions and administrative proceedings arising in the ordinary course of business. In addition to existing provisions accrued as of December 31, 2013 to account for ongoing proceedings, it is possible that in future years Eni may incur significant losses in addition to the amounts already accrued in connection with pending legal proceedings due to: (i) uncertainty regarding the final outcome of each proceeding; (ii) the occurrence of new developments that management could not take into consideration when evaluating the likely outcome of each proceeding in order to accrue the

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risk provisions as of the date of the latest financial statements; (iii) the emergence of new evidence and information; and (iv) underestimation of probable future losses due to the circumstance that they are often inherently difficult to estimate.

Certain legal proceedings where Eni or its subsidiaries are parties involve the alleged breach of anti-corruptions laws and regulations and ethical misconduct. Ethical misconduct and non-compliance with applicable laws and regulations, including non-compliance with anti-bribery and anticorruption laws, by Eni, its partners, agents or others that act on the Group’s behalf, could expose Eni and its employees to criminal and civil penalties and could be damaging to Eni’s reputation and shareholder value.

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Outlook

The 2014 outlook is linked in part to a moderate strengthening of the global economic recovery. A number of uncertainties remain surrounding this outlook due to weak growth prospects in the Euro-zone and risks from emerging economies. Crude oil prices are forecast on a solid trend driven by geopolitical factors and the resulting technical issues in a number of important producing Countries but also impacted by the backdrop of well-supplied global markets. Management expects that the trading environment will remain challenging for the Company’s businesses. We expect continuing weak conditions in the European industries of gas distribution, refining and fuels and chemical products marketing where we do not anticipate any meaningful improvement in demand, while competition, excess supplies and overcapacity will continue to weigh on the sales margins of energy commodities. In light of this, management reaffirms its commitment to restoring profitability and preserving cash generation at the Company’s mid and downstream businesses by leveraging cost cuts and continuing renegotiation of long-term gas supply contracts, capacity restructuring and reconversion along with product and marketing innovation.
Management expects the following production and sales trends for Eni’s businesses:

- Production of liquids and natural gas: production is expected to remain substantially in line with 2013, excluding the impact of the divestment of Eni’s interest in the Artic Russia gas assets;
- Gas sales: natural gas sales are expected to be slightly lower than 2013, excluding the impact of the expected divestment of Eni’s interest in a commercial joint venture in Germany. Management is planning to strengthen marketing efforts and innovation to withstand competitive pressures in both in the large customers segment and in the retail segment. This is set against the backdrop of the ongoing downturn in demand and oversupplies, particularly in Italy;
- Refining throughputs on Eni’s account: volumes are expected to be lower than those processed in 2013 due to capacity reductions and plants’ optimization process designed to mitigate the impact of a negative trading environment. This has only partially been offset by higher output at the new EST technology conversion plant at the Sannazzaro Refinery;
- Retail sales of refined products in Italy and the Rest of Europe: retail sales are expected to be lower than in 2013 due to an ongoing demand downturn in Italy, increasing competitive pressure and the expected impact of network reorganization in Italy and in Europe;
- Engineering & Construction: 2014 will be a transitional year with profitability expected to recover, although the extent of this recovery will be determined by the effective execution of operational and commercial activities on low-margin contracts still present in the current portfolio and by how quickly bids currently under consideration are awarded.

In 2014, management expects to make further spending optimizations that will results in lower capital expenditure from 2013 (euro 12.80 billion in capital expenditure and euro 0.32 billion in financial investments in 2013). Assuming a Brent price of $108 a barrel and an average euro/dollar exchange rate of 1.35 for the full year 2014 (1.31 euro/dollar exchange rate expected at December 31, 2014), the ratio of net borrowings to total equity – leverage – is projected to be almost in line with the level achieved at the end of 2013, due to cash flows from operations and portfolio transactions.

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Eni Interim Consolidated Report / Other information

Transaction with related parties

In the ordinary course of its business Eni and its controlled entities enter into transactions with related parties regarding essentially the exchange of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries as well as the exchange of goods and provision of services with entities directly and indirectly owned or controlled by the Italian Government. Transactions with related parties were conducted in the interest of Eni companies and on an arm’s length basis.

Under current applicable laws and regulations, Eni adopted internal procedures guaranteeing transparency and substantial and formal fairness of all transactions with related parties, performed by Eni or its subsidiaries. Twice a year each member of the Board of Directors and Board of Statutory Auditors shall declare any transaction he or she entered with Eni SpA or its subsidiaries, and in any case he or she shall timely inform the CEO (or the Chairman, in the case of interests on the part of the CEO) of each transaction that the company plans to carry out and in which those member may have an interest; the CEO (or Chairman) shall inform other Directors and the Board of Statutory Auditors.

Note 35 to the Condensed Consolidated Interim Financial Statements illustrates amounts related to commercial, financial and other transactions entered into with related parties and describes relevant operations as well as the economic and financial impacts on the balance sheet, the profit and loss and the statement of cash flows. Companies subject to Eni’s management and coordination as per Article 2497 of the Italian Civil Code indicate the effect, motives and reasons and interests to be discussed when relevant management decisions are made that are influenced by their controlling entity in the paragraph: "Relations with controlling entity and with companies subject to its management and coordination".

In case of atypical or unusual transactions1 the company shall disclose a description of said transaction, the effects it produces on its economic and financial position and, in case of transactions within the group and with related parties also the interest of the company at the time of the finalization of said transaction.

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation (adopted with Consob Decision No. 16191/2007 as amended) about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries

Certain provisions have been enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the Consolidated Financial Statements of the parent company.

Regarding the aforementioned provisions, the Company discloses that:

-	as of June 30, 2014, the provisions of Article No. 36 of Italian exchanges regulation in accordance with Italian continuing listing standards apply to Eni’s subsidiaries Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Burren Energy (Congo) Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc and Eni Canada Holding Ltd;
-	the Company has already adopted adequate procedures to ensure full compliance with the regulation.

(1) According to Consob communication No. DEM/6064293 of July 28, 2006, "atypical or unusual transactions are those transactions that can give rise to doubts about the completeness and adequacy of financial information, conflicts of interest, protection of equity and non controlling interests due to the importance/relevance of involved counterparties, object of the transaction, mode of determination of transfer prices and timing of events (nearing the closing of accounting periods).

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Eni Interim Consolidated Report / Other information

Branches

In accordance with Article No. 2428 of the Italian Civil Code, it is hereby stated that Eni has the following branches:
San Donato Milanese (MI) - Via Emilia, 1;
San Donato Milanese (MI) - Piazza Vanoni, 1.

Subsequent events

Subsequent business developments are described in the operating review of each of Eni’s business segments.

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Eni Interim Consolidated Report / Glossary

The glossary of oil and gas terms is available on Eni’s web page at the address eni.com. Below is a selection of the most frequently used terms.

Financial terms

- Dividend Yield Measures the return on a share based on dividends for the year. Calculated as the ratio of dividends per share of the year and the average reference price of shares in the last month of the year. Generally, companies tend to keep a constant dividend yield, as shareholders compare this indicator with the yield of other shares or other financial instruments (e.g. bonds).

- Leverage Is a measure of a company’s debt, calculated as the ratio between net financial debt and shareholders’ equity, including non-controlling interests.

- ROACE Return On Average Capital Employed Is the return on average capital invested, calculated as the ratio between net income before non-controlling interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

- Coverage Financial discipline ratio, calculated as the ratio between operating profit and net finance charges.

- Current ratio Measures the capability of the company to repay short-term debt, calculated as the ratio between current assets and current liabilities.

- Debt coverage Rating companies use the debt coverage ratio to evaluate debt sustainability. It is calculated as the ratio between net cash provided by operating activities and net borrowings, less cash and cash-equivalents, Securities held for non-operating purposes and financing receivables for non operating purposes.

- Profit per boe Measures the return per oil and natural gas barrel produced. It is calculated as the ratio between Results of operations from E&P activities (as defined by FASB Extractive Activities - Oil & Gas Topic 932) and production sold.

- Opex per boe Measures efficiency in the oil&gas development activities, calculated as the ratio between operating costs (as defined by FASB Extractive Activities - Oil & Gas Topic 932) and production sold.

- Cash flow per boe Represents cash flow per each boe of hydrocarbon produced, less non-monetary items. Calculated as the ratio between Results of operations from E&P activities, net of depreciation, depletion, amortization and impairment and exploration expenses (as defined by FASB Extractive Activities - Oil & Gas Topic 932) and volumes of oil and gas produced.

- Finding & Development cost per boe Represents Finding & Development cost per boe of new proved or possible reserves. It is calculated as the overall amount of exploration and development expenditure, the consideration for the acquisition of possible and probable reserves as well as additions of proved reserves deriving from improved recovery, extensions, discoveries and revisions of previous estimates (as defined by FASB Extractive Activities - Oil & Gas Topic 932).

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Eni Interim Consolidated Report / Glossary

Oil and natural gas activities

- Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.

- Barrel Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

- Boe (Barrel of Oil Equivalent) Is used as a standard unit measure for oil and natural gas. From July 1, 2012, Eni has updated the conversion rate of gas to 5,492 cubic feet of gas equals 1 barrel of oil (it was 5,550 cubic feet of gas per barrel in previous reporting periods).

- Carbon Capture and Storage (CCS) Technique of CO2 capture and storage through an integrated process that involves: (i) capture of CO2 associated with large combustion plants, power generation plants, industrial point sources, as well as natural gas fields; (ii) transport to the storage sites, generally via pipeline; and (iii) sequestration in geological sites on land or under the sea floor.

- Concession contracts Contracts currently applied mainly in Western Countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on mining activities and for this reason it acquires a right on hydrocarbons extracted, against the payment of royalties to the State on production and taxes on oil revenues.

- Condensates These are light hydrocarbons produced along with gas, that condense to a liquid state at normal temperature and pressure for surface production facilities.

- Contingent resources Amounts of oil and gas estimated at a given date that are potentially recoverable by means of development projects that are not considered commercially recoverable due to one or more contingency.

- Conversion Refinery process allowing the transformation of heavy fractions into lighter fractions. Conversion processes are cracking, visbreaking, coking, the gasification of refinery residues, etc. The ration of overall treatment capacity of these plants and that of primary crude fractioning plants is the conversion rate of a refinery. Flexible refineries have higher rates and higher profitability.

- Deep waters Waters deeper than 200 meters.

- Development Drilling and other post-exploration activities aimed at the production of oil and gas.

- Elastomers (or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return, to a certain degree, to their original shape, once the stress ceases to be applied. The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubber (SBR), ethylenepropylene rubber (EPR), thermoplastic rubber (TPR) and nitrylic rubber (NBR).

- Emissions of NMVOC (Non Methane Volatile Organic Compounds) Total direct emissions of hydrocarbons, hydrocarbons substitutes (e.g. mercaptans) and oxygenated hydrocarbons (e.g. MTBE) that evaporate at normal temperature. They include LPG and exclude methane. Main sources are fugitive emissions from storage tanks and pipelines in industrial plants and deposits, distribution networks, flaring (often incomplete), venting, etc.

- Emissions of NOx (Nitrogen Oxides) Total direct emissions of nitrogen oxides deriving from combustion processes in air. They include NOx emissions from flaring activities, sulphur recovery processes, FCC regeneration, etc. They include NO and NO2 emissions and exclude N2O emissions.

- Emissions of SOx (Sufur Oxides) Total direct emissions of sulfur oxides including SO2 and SO3 emissions. Main sources are combustion plants, diesel engines (including maritime engines), gas flaring (if the gas contains H2S), sulphur recovery processes, FCC regeneration, etc.

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Eni Interim Consolidated Report / Glossary

- Enhanced recovery Techniques used to increase or stretch over time the production of wells.

- EPC (Engineering, Procurement, Construction) A contract typical of onshore construction of large plants in which the contractor supplies engineering, procurement and construction of the plant. The contract is defined "turnkey" when the plant is supplied for start-up.

- EPCI (Engineering, Procurement, Commissioning, Installation) A contract typical of offshore construction of complex projects (such as the installation of production platforms or FPSO systems) in which the global or main contractor, usually a company or a consortium of companies, supplies engineering, procurement, construction of plant and infrastructure, transport to the site and all preparatory activities for the start-up of plants.

- Exploration Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis, and well drilling.

- FPSO vessel Floating, Production, Storage and Offloading system made-up of a large capacity oil tanker including a large hydrocarbon treatment plant. This system, moored at the bow in order to maintain a geostationary position, is in fact a temporary fixed platform linking the underwater wellheads to the treatment, storage and offloading systems onboard by means of risers from the seabed.

- Green House Gases (GHG) Gases in the atmosphere, transparent to solar radiation, can consistently trap infrared radiation emitted by the earth’s surface, atmosphere and clouds. The six relevant greenhouse gases covered by the Kyoto Protocol are carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulfur hexafluoride (SF6). GHGs absorb and emit radiation at specific wavelengths within the range of infrared radiation determining the so called greenhouse phenomenon and the related increase of earth’s average temperature.

- Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

- LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cubic meters of gas.

- LPG Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

- Mineral Potential (Potentially recoverable hydrocarbon volumes) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.

- Mineral Storage Volumes of natural gas required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons.

- Modulation Storage Volumes of natural gas required for meeting hourly, daily and seasonal swings of demand.

- Natural gas liquids Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that used to be defined natural gasoline, are natural gas liquids.

- Network Code A code containing norms and regulations for access to, management and operation of natural gas pipelines.

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Eni Interim Consolidated Report / Glossary

- Offshore/onshore The term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.

- Oil spills Discharge of oil or oil products from refining or oil waste occurring in the normal course of operations (when accidental) or deriving from actions intended to hinder operations of business units or from sabotage by organized groups (when due to sabotage or terrorism).

- Olefins (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.

- Over/underlifting Agreements stipulated between partners regulate the right of each to its share in the production of a set period of time. Amounts different from the agreed ones determine temporary over/underlifting situations.

- Possible reserves Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

- Probable reserves Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

- Production Sharing Agreement Contract in use in non OECD Countries, regulating relationships between States and oil companies with regard to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: "Cost Oil" is used to recover costs borne by the contractor, "Profit Oil" is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one Country to the other.

- Proved reserves Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from know reservoirs, and under existing economic conditions. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

- Reserves Quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project. Reserves can be: (i) developed reserves quantities of oil and gas anticipated to be through installed extraction equipment and infrastructure operational at the time of the reserves estimate; (ii) undeveloped reserves: oil and gas expected to be recovered from new wells, facilities and operating methods.

- Reserve replacement ratio Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of proved property, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices. Management also

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calculates this ratio by excluding the effect of the purchase of proved property in order to better assess the underlying performance of the Company’s operations.

- Ship-or-pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.

- Strategic Storage Volumes of natural gas required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.

- Swap In the gas sector, the term is referred to a buy/sell contract between some counterparties and is generally aimed to the optimization of transport costs and respective commitments in purchasing and supplying.

- Take-or-pay Clause included in natural gas purchase contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

- Upstream/downstream The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil sector that are downstream of exploration and production activities.

- Wholesale sales Domestic sales of refined products to wholesalers/distributors (mainly gasoil), public administrations and end consumers, such as industrial plants, power stations (fuel oil), airlines (jet fuel), transport companies, big buildings and households. They do not include distribution through the service station network, marine bunkering, sales to oil and petrochemical companies, importers and international organizations.

- Workover Intervention on a well for performing significant maintenance and substitution of basic equipment for the collection and transport to the surface of liquids contained in a field.

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Condensed consolidated interim financial statements

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Eni Interim Consolidated Report / Financial statements

Balance sheet

January 1, 2013 (a)	December 31, 2013 (a)	June 30, 2014

Total amount	(euro million)	Note	Total amount	of which with related parties	Total amount	of which with related parties

	ASSETS
	Current assets
7,936	Cash and cash equivalents		5,431		6,518
	Financial assets held for trading	(5)	5,004		5,020
237	Financial assets available for sale	(6)	235		244
28,618	Trade and other receivables	(7)	28,890	1,869	28,246	1,794
8,578	Inventories	(8)	7,939		8,257
771	Current tax assets		802		730
1,239	Other current tax assets		835		897
1,617	Other current assets	(9)	1,325	15	3,351	34
48,996			50,461		53,263
	Non-current assets
64,798	Property, plant and equipment	(10)	63,763		65,913
2,541	Inventory - compulsory stock		2,573		2,457
4,487	Intangible assets	(11)	3,876		3,707
3,453	Equity-accounted investments	(12)	3,153		3,112
5,085	Other investments	(12)	3,027		2,412
913	Other financial assets	(13)	858	320	975	228
5,005	Deferred tax assets	(14)	4,658		4,579
4,398	Other non-current receivables	(15)	3,676	42	2,995	42
90,680			85,584		86,150
516	Assets held for sale	(24)	2,296		663
140,192	TOTAL ASSETS		138,341		140,076
	LIABILITIES AND SHAREHOLDERS' EQUITY
	Current liabilities
2,032	Short-term debt	(16)	2,553	264	3,238	249
3,015	Current portion of long-term debt	(20)	2,132		3,057
23,666	Trade and other payables	(17)	23,701	2,160	21,231	1,732
1,633	Income taxes payable	(18)	755		845
2,188	Other taxes payable		2,291		2,477
1,418	Other current liabilities	(19)	1,437	17	2,760	25
33,952			32,869		33,608
	Non-current liabilities
19,145	Long-term debt	(20)	20,875		19,967
13,567	Provisions for contingencies	(21)	13,120		14,465
1,407	Provisions for employee benefits		1,279		1,302
6,745	Deferred tax liabilities	(22)	6,750		7,138
2,598	Other non-current liabilities	(23)	2,259		2,114	20
43,462			44,283		44,986
361	Liabilities directly associated with assets held for sale	(24)	140		221
77,775	TOTAL LIABILITIES		77,292		78,815
	SHAREHOLDERS' EQUITY	(25)
3,357	Non-controlling interest		2,839		2,759
	Eni shareholders' equity
4,005	Share capital		4,005		4,005
(16)	Reserve related to cash flow hedging derivatives net of tax effect		(154)		19
49,438	Other reserves		51,393		52,920
(201)	Treasury shares		(201)		(403)
(1,956)	Interim dividend		(1,993)
7,790	Net profit		5,160		1,961
59,060	Total Eni shareholders' equity		58,210		58,502
62,417	TOTAL SHAREHOLDERS' EQUITY		61,049		61,261
140,192	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		138,341		140,076

(a) See note 2 - "Changes in accounting policies" for information on the restatement of comparative amounts as a result of the adoption of new IFRS 10 and 11.

Contents
Eni Interim Consolidated Report / Financial statements

Profit and loss account

First half 2013 (a)	First half 2014

(euro million)	Note	Total amount	of which with related parties	Total amount	of which with related parties

REVENUES
Net sales from operations	(28)	59,287	1,880	56,556	1,375
Other income and revenues		375	9	192	28
		59,662		56,748
OPERATING EXPENSES	(29)
Purchases, services and other		47,047	3,749	43,346	3,564
Payroll and related costs		2,586	7	2,716	19
OTHER OPERATING (EXPENSE) INCOME		(10)	10	403	150
DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS		4,681		5,188
OPERATING PROFIT		5,338		5,901
FINANCE INCOME (EXPENSE)	(30)
Finance income		3,214	11	3,361	19
Finance expense		(3,805)	(55)	(3,837)	(18)
Finance income from financial instruments held for trading, net				16
Finance expense from derivative financial instruments, net		(19)		(33)
		(610)		(493)
INCOME (EXPENSE) FROM INVESTMENTS	(31)
Share of profit (loss) of equity-accounted investments		161		111
Other gain (loss) from investments		471		510
		632		621
PROFIT BEFORE INCOME TAXES		5,360		6,029
Income taxes	(32)	(3,925)		(4,111)
Net profit for the period		1,435		1,918
Attributable to
Eni		1,818		1,961
Non-controlling interest		(383)		(43)
		1,435		1,918
Earnings per share attributable to Eni (euro per share)	(33)
Basic		0.50		0.54
Diluted		0.50		0.54

(a) See note 2 - "Changes in accounting policies" for information on the restatement of comparative amounts as a result of the adoption of new IFRS 10 and 11.

Contents
Eni Interim Consolidated Report / Financial statements

Statement of comprehensive income

(euro million)	Note	First half 2013 (a)	First half 2014

Net profit for the period		1,435	1,918
Other items of comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences		157	423
Change in the fair value of investments	(25)	(100)	(77)
Change in the fair value of other available-for-sale financial instruments	(25)	(2)	5
Change in the fair value of cash flow hedging derivatives	(25)	3	250
Share of "Other comprehensive income" on equity-accounted entities	(25)	2	(1)
Tax effect	(25)		(77)
Total other items of comprehensive income		60	523
Total comprehensive income		1,495	2,441
Attributable to
Eni		1,889	2,475
Non-controlling interest		(394)	(34)
		1,495	2,441

(a) See note 2 - "Changes in accounting policies" for information on the restatement of comparative amounts as a result of the adoption of new IFRS 10 and 11.

Contents
Eni Interim Consolidated Report / Financial statements

Statement of changes in shareholders’ equity

Eni shareholders’ equity

(euro million)	Note	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	Reserve related to the fair value of other available-for-sale financial instruments net of the tax effect	Reserve for defined benefit plans net of tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the period	Total	Non- controlling interest	Total shareholders’ equity

Balance at December 31, 2012		4,005	959	6,201	(16)	144	(88)	292	942	(201)	40,988	(1,956)	7,790	59,060	3,498	62,558
Changes in accounting principles (IFRS 10 and 11)															(141)	(141)
Balance at January 1, 2013		4,005	959	6,201	(16)	144	(88)	292	942	(201)	40,988	(1,956)	7,790	59,060	3,357	62,417
Net profit for the first half of 2013													1,818	1,818	(383)	1,435
Other items of comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences									153		15			168	(11)	157
Change in the fair value of investments net of tax effect						(98)								(98)		(98)
Change in the fair value of other available-for-sale financial instruments net of tax effect						(2)								(2)		(2)
Change in the fair value of cash flow hedge derivatives net of tax effect					1									1		1
Share of "Other comprehensive income" on equity-accounted entities								2						2		2
					1	(100)		2	153		15			71	(11)	60
Comprehensive income for the period					1	(100)		2	153		15		1,818	1,889	(394)	1,495
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.54 per share in settlement of 2012 interim dividend of euro 0.54 per share)											(829)	1,956	(3,083)	(1,956)		(1,956)
Dividend distribution to other companies															(213)	(213)
Allocation of 2012 net profit											4,707		(4,707)
Acquisition of non-controlling interest relating to Tigáz Zrt								5						5	(31)	(26)
								5			3,878	1,956	(7,790)	(1,951)	(244)	(2,195)
Other changes in shareholders’ equity
Elimination of intercompany profit between companies with different Group interest											(23)			(23)	23
Other changes											2			2	(2)
											(21)			(21)	21
Balance at June 30, 2013		4,005	959	6,201	(15)	44	(88)	299	1,095	(201)	44,860		1,818	58,977	2,740	61,717
Net profit for the second half of 2013													3,342	3,342	182	3,524
Other items of comprehensive income
Items not to be reclassified to profit or loss in subsequent periods
Revaluations of defined benefit plans net of tax effect							18							18	7	25
Share of "Other comprehensive income" on equity-accounted entities in relation to revaluations of defined benefit plans net of tax effect							(1)							(1)	(2)	(3)
							17							17	5	22
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences							(1)		(1,793)		(186)			(1,980)	(48)	(2,028)
Change in the fair value of investments net of tax effect						36								36		36
Change in the fair value of other available-for-sale financial instruments net of tax effect						1								1		1
Change in the fair value of cash flow hedge derivatives net of tax effect					(139)									(139)	1	(138)
Share of "Other comprehensive income" on equity-accounted entities								(2)						(2)		(2)
					(139)	37	(1)	(2)	(1,793)		(186)			(2,084)	(47)	(2,131)
Comprehensive income for the period					(139)	37	16	(2)	(1,793)		(186)		3,342	1,275	140	1,415
Transactions with shareholders
Interim dividend distribution of Eni SpA (euro 0.55 per share)												(1,993)		(1,993)		(1,993)
Dividend distribution to other companies															(37)	(37)
Acquisition of non-controlling interest relating to Tigáz Zrt								(1)						(1)	(1)	(2)
Payments by minority shareholders															1	1
Treasury shares sold following the exercise of stock options by Saipem managers															1	1
								(1)				(1,993)		(1,994)	(36)	(2,030)
Other changes in shareholders’ equity
Elimination of intercompany profit between companies with different Group interest											(9)			(9)	9
Stock option expired											(13)			(13)		(13)
Other changes											(26)			(26)	(14)	(40)
											(48)			(48)	(5)	(53)
Balance at December 31, 2013	(25)	4,005	959	6,201	(154)	81	(72)	296	(698)	(201)	44,626	(1,993)	5,160	58,210	2,839	61,049

Contents
Eni Interim Consolidated Report / Financial statements

continued Statement of changes in shareholders’ equity

Eni shareholders’ equity

(euro million)	Note	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	Reserve related to the fair value of other available-for-sale financial instruments net of the tax effect	Reserve for defined benefit plans net of tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the period	Total	Non- controlling interest	Total shareholders’ equity

Balance at December 31, 2013	(25)	4,005	959	6,201	(154)	81	(72)	296	(698)	(201)	44,626	(1,993)	5,160	58,210	2,839	61,049
Net profit for the first half of 2014													1,961	1,961	(43)	1,918
Other items of comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences									395		18			413	10	423
Change in the fair value of investments net of tax effect	(25)					(76)								(76)		(76)
Change in the fair value of other available-for-sale financial instruments net of tax effect	(25)					4								4		4
Change in the fair value of cash flow hedge derivatives net of tax effect	(25)				173									173		173
Share of "Other comprehensive income" on equity-accounted entities	(25)														(1)	(1)
					173	(72)			395		18			514	9	523
Comprehensive income for the period					173	(72)			395		18		1,961	2,475	(34)	2,441
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.55 per share in settlement of 2013 interim dividend of euro 0.55 per share)												1,993	(3,979)	(1,986)		(1,986)
Dividend distribution to other companies															(48)	(48)
Allocation of 2013 net profit											1,181		(1,181)
Purchase of treasury shares										(202)				(202)		(202)
Payments by minority shareholders															1	1
										(202)	1,181	1,993	(5,160)	(2,188)	(47)	(2,235)
Other changes in shareholders’ equity
Other changes											5			5	1	6
											5			5	1	6
Balance at June 30, 2014	(25)	4,005	959	6,201	19	9	(72)	296	(303)	(403)	45,830		1,961	58,502	2,759	61,261

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Eni Interim Consolidated Report / Financial statements

Statement of cash flows

(euro million)	Note	First half 2013 (a)	First half 2014

Net profit of the period			1,435		1,918
Adjustments to reconcile net profit to net cash provided by operating activities
Depreciation and amortization	(29)		4,593		4,810
Impairments of tangible and intangible assets, net	(29)		88		378
Share of (profit) loss of equity-accounted investments	(31)		(161)		(111)
Gain on disposal of assets, net			(168)		(20)
Dividend income	(31)		(306)		(174)
Interest income			(59)		(75)
Interest expense			374		351
Income taxes	(32)		3,925		4,111
Other changes			167		(143)
Changes in working capital:
- inventories		684		(282)
- trade receivables		(385)		1,574
- trade payables		(1,889)		(2,041)
- provisions for contingencies		(292)		28
- other assets and liabilities		1,828		(968)
Cash flow from changes in working capital			(54)		(1,689)
Change in the provisions for employee benefits			16		4
Dividends received			409		344
Interest received			57		26
Interest paid			(694)		(325)
Income taxes paid, net of tax receivables received			(4,807)		(3,665)
Net cash provided by operating activities			4,815		5,740
- of which with related parties	(35)		(1,319)		(1,781)
Investing activities:
- tangible assets	(10)		(4,902)		(4,752)
- intangible assets	(11)		(1,045)		(772)
- consolidated subsidiaries and businesses	(26)		(28)		(36)
- investments	(12)		(148)		(157)
- securities			(18)		(48)
- financing receivables			(482)		(519)
- change in payables and receivables in relation to investing activities and capitalized depreciation			139		158
Cash flow from investing activities			(6,484)		(6,126)
Disposals:
- tangible assets			186		7
- intangible assets			4
- investments			2,275		3,007
- securities			27		40
- financing receivables			1,260		308
- change in payables and receivables in relation to disposals			51		6
Cash flow from disposals			3,803		3,368
Net cash used in investing activities			(2,681)		(2,758)
- of which with related parties	(35)		623		(484)

(a) See note 2 - "Changes in accounting policies" for information on the restatement of comparative amounts as a result of the adoption of new IFRS 10 and 11.

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Eni Interim Consolidated Report / Financial statements

continued Statement of cash flows

(euro million)	Note	First half 2013 (a)	First half 2014

Proceeds from long-term debt	(20)	2,594	2,477
Repayments of long-term debt	(20)	(3,314)	(2,793)
Increase (decrease) in short-term debt	(16)	928	664
		208	348
Net capital contributions by non-controlling interest			1
Acquisition of additional interests in consolidated subsidiaries		(25)
Dividends paid to Eni's shareholders		(1,956)	(1,986)
Dividends paid to non-controlling interest		(210)	(48)
Purchase of treasury shares			(202)
Net cash used in financing activities		(1,983)	(1,887)
- of which with related parties	(35)	49	(17)
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)			2
Effect of exchange rate changes on cash and cash equivalents and other changes		(13)	(10)
Net cash flow for the period		138	1,087
Cash and cash equivalents - beginning of period		7,936	5,431
Cash and cash equivalents - end of period		8,074	6,518

(a) See note 2 - "Changes in accounting policies" for information on the restatement of comparative amounts as a result of the adoption of new IFRS 10 and 11.

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Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements

Notes to the condensed consolidated interim financial statements

1 Basis of presentation

Eni Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 "Interim Financial Reporting". The statements are the same adopted in the Annual Report 2013.
The Condensed Consolidated Interim Financial Statements have been prepared adopting the same principles of consolidation and measurement criteria described in the Annual Report 2013, except for the international accounting standards effective starting from January 1, 2014 disclosed in the paragraph "Recent accounting standards" of Annual Report 2013.
The 2014 Condensed Consolidated Interim Financial Statements have been prepared adopting IFRS 10 "Consolidated Financial Statements" (hereinafter IFRS 10), IFRS 11 "Joint Arrangements" (hereinafter IFRS 11) and the revised version of IAS 28 "Investments in Associates and Joint Ventures", whose provisions are summarized below[1].
IFRS 10 provides a new definition of control to be consistently applied to all entities (included structured entities). According to this definition, an entity controls an investee when the investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
IFRS 11 applies to the accounting for all joint arrangements, in which the parties to the arrangement classify, as joint operations or joint ventures, depending upon their underlying contractual rights and obligations to the joint arrangement. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint

(1) Furthermore, as indicated in the paragraph "Recent accounting standards" of Annual Report 2013, starting from January 1, 2014, the following standards are effective: (i) IFRS 12 "Disclosure of Interests in Other Entities"; (ii) the amendments to IAS 32 "Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities", the amendments to IAS 36 "Impairment of assets – Recoverable Amount Disclosures for Non-Financial Assets" and the amendments to IAS 39 "Financial Instruments: Recognition and Measurement – Novation of Derivatives and Continuation of Hedge Accounting". IFRS 12 shall not be applied in the Condensed Interim Financial Statements; the adoption of the amendments to IAS 32, to IAS 36 and to IAS 39 has not resulted in material effects.

arrangement in which the parties that have joint control of the arrangement have rights to the net assets of the arrangement.
A joint arrangement in which the assets and liabilities relating to the arrangement are held in a separate vehicle can be either a joint venture or a joint operation. However, a joint arrangement that is not structured through a separate vehicle is a joint operation.
According to IFRS 11, joint ventures are accounted for using the equity method. A joint operator shall recognize its interest in the assets, liabilities, revenues and expenses relating to the joint operation, whether or not structured through a separate vehicle, depending on its rights and obligations to the arrangement and regardless of the ownership interest held. After the initial recognition, the assets, liabilities, revenues and expenses relating to the joint operation shall be measured in accordance with the applicable IFRSs.
The revised version of IAS 28 requires, among other things, that: (i) if an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate, the entity continues to apply the equity method and does not remeasure the retained interest at its fair value; (ii) in a sale plan of a portion of an investment in an associate or a joint venture, only the portion of the investment to be disposed shall be classified as held for sale. Any retained portion that has not classified as held for sale shall be accounted for using the equity method until the disposal of the portion that is classified as held for sale takes place. After the disposal takes place, the retained interest shall be accounted for using the applicable measurement criteria.
The report includes selected explanatory notes.
Current income taxes have been calculated based on the estimated taxable profit of the interim period. Current tax assets and liabilities have been measured at the amount expected to be paid to/recovered from the tax authorities, using tax laws that have been enacted or substantively

Contents
Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements enacted by the end of the reporting period and the tax rates estimated on an annual basis.
The Condensed Consolidated Interim Financial Statements at June 30, 2014, were approved by Eni’s Board of Directors on July 30, 2014. A limited review has been carried out by the independent auditor Reconta Ernst & Young SpA; a limited review is significantly less in scope than an audit performed in accordance with the generally accepted auditing standards.
Amounts in the financial statements and in the notes are expressed in millions of euros (euro million).	2 Changes in accounting policies

IFRS 10, IFRS 11 and IAS 28, endorsed by Commission Regulation (EU) No. 1254/2012 of December 11, 2012, have been applied retrospectively restating the opening balances at January 1, 2013 and comparative information for period ended June 30, 2013.
The quantitative impact of IFRS 10 and IFRS 11 on the Condensed Consolidated Interim Financial Statements is provided below:

(euro million)	January 1, 2013

Selected line items only	As reported	IFRS 10-IFRS 11	As restated
Current assets	48,868	128	48,996
Non-current assets	90,494	186	90,680
- of which property, plant and equipment	63,466	1,332	64,798
- of which equity-accounted investments	4,262	(809)	3,453
Current liabilities	33,986	(34)	33,952
Non current liabilities	42,973	489	43,462
Total shareholders’ equity	62,558	(141)	62,417

(euro million)	December 31, 2013

Selected line items only	As reported	IFRS 10-IFRS 11	As restated
Current assets	50,435	26	50,461
Non-current assets	85,357	227	85,584
- of which property, plant and equipment	62,506	1,257	63,763
- of which equity-accounted investments	3,934	(781)	3,153
Current liabilities	32,947	(78)	32,869
Non-current liabilities	43,827	456	44,283
Total shareholders’ equity	61,174	(125)	61,049

(euro million)	First half 2013

Selected line items only	As reported	IFRS 10-IFRS 11	As restated
Revenue	59,646	16	59,662
Operating profit	5,293	45	5,338
Finance income and expense	(601)	(9)	(610)
Income (expense) from investments	674	(42)	632
Net profit for the period	1,438	(3)	1,435
- attributable to Eni	1,818		1,818
- attributable to non-controlling interest	(380)	(3)	(383)
Net cash provided by operating activities	4,752	63	4,815
Net cash used in investing activities	(2,652)	(29)	(2,681)
Net cash used in financing activities	(1,981)	(2)	(1,983)
Net cash flow for the period	85	53	138

The adoption of the revised version of IAS 28 has not resulted in material effects.	3 Use of accounting estimates For a description of the accounting estimates used see the Annual Report 2013.

Contents
Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements

4 Recent accounting standards

As regards the recent accounting standards, in addition to those indicated in the Annual Report 2013, the main pronouncements issued by IASB and not yet been endorsed by European Union are indicated hereinafter.
On May 6, 2014, the IASB issued the amendments to IFRS 11 "Accounting for Acquisitions of Interests in Joint Operations" (hereinafter amendments to IFRS 11), which define the accounting treatment to be applied to the acquisition of both the initial interest and the additional interests in a joint operation (without changing the status of joint operation) whose activity constitutes a business, as defined in IFRS 3. In these cases, the acquired interests in a joint operation shall be recognized in accordance with all the applicable principles on business combination accounting, which include but are not limited to: (i) measuring the identifiable assets and liabilities at fair value, other than items for which exceptions are given in IFRSs; (ii) recognizing acquisition-related costs as expenses in the periods in which the costs are incurred; (iii) recognizing deferred tax assets and liabilities that arise from the initial recognition of assets (except for goodwill) or liabilities in respect of deductible or taxable temporary differences; (iv) recognizing the excess of the consideration transferred over the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed, if any, as goodwill; and (v) testing for impairment a cash generating unit to which goodwill has been allocated at least annually, or whenever there is an impairment indicator. The amendments to IFRS 11 shall be applied for annual periods beginning on or after January 1, 2016.
On May 12, 2014, the IASB issued the amendments to IAS 16 and IAS 38 "Clarification of Acceptable Methods of Depreciation and Amortization", which consider inappropriate a depreciation or amortization method that is based on revenue that is generated by an activity that includes the use of an asset. For intangible assets, this indication represents a rebuttable presumption which can be overcome only in the following limited circumstances: (i) the right over the use of an intangible asset is set out as a fixed total amount of revenue to be generated; or (ii) when it can be demonstrated that revenue and the consumption of the economic benefits of the intangible assets are highly correlated. The amendments shall be applied for annual periods beginning on or after January 1, 2016.
On May 28, 2014, the IASB issued IFRS 15 "Revenue from Contracts with Customers" (hereinafter IFRS 15), which establishes a comprehensive framework for determining when to recognize revenue and how much revenue to recognize; it applies to all the contracts with the customers, including construction contracts. IFRS 15 requires that, to recognize revenue, a company shall apply the following five steps: (i) identify the contract with the customer; (ii) identify the performance obligations (that are promises in a contract to transfer to a customer goods and/or services); (iii) determine the transaction price; (iv) allocate the transaction price to each performance obligation on the basis of the relative stand-alone selling prices of each good or service promised in the contract; and (v) recognize revenue when a performance obligation is satisfied. Moreover, IFRS 15 includes more disclosure requirements about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 shall be applied for annual periods beginning on or after January 1, 2017.
On July 24, 2014, the IASB completed its project to replace IAS 39 by issuing the final version of IFRS 9 "Financial Instruments" (hereinafter IFRS 9). IFRS 9: (i) changes the classification and measurement approach for financial assets; (ii) introduces a new impairment model for financial assets which considers the expected credit losses; and (iii) includes an improved hedge accounting model. IFRS 9 shall be applied for annual periods beginning on or after January 1, 2018.

Eni is currently reviewing these standards to determine the likely impact on the Group’s results.

Contents
Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements

Current assets

5 Financial assets held for trading

(euro million)	December 31, 2013	June 30, 2014

Quoted bonds issued by sovereign states	1,961	1,526
Other bonds	3,043	3,494
	5,004	5,020

A breakdown by issuing entity is presented below:

Nominal value (euro million)	Fair value (euro million)	Rating - Moody's	Rating - S&P

Quoted bonds issued by sovereign states
Fixed rate bonds
Italy	551	557	Baa2	BBB
Spain	123	128	Baa2	BBB
Europe (supranational institutions)	126	128	from Aaa to Aa1	from AAA to AA
France	81	73	Aa1	AA
Germany	55	56	Aaa	AAA
Netherlands	50	52	Aaa	AA+
Canada	31	32	Aaa	AAA
Austria	25	26	Aaa	AA+
	1,042	1,052
Floating rate bonds
Germany	276	277	Aaa	AAA
Italy	50	50	Baa2	BBB
Europe (supranational institutions)	100	100	from Aaa to Aa1	from AAA to AA
France	47	47	Aa1	AA
	473	474
Total quoted bonds issued by sovereign states	1,515	1,526
Other bonds
Fixed rate bonds
Quoted bonds issued by industrial companies	1,473	1,541	from Aaa to Baa3	from AAA to BBB-
Non-quoted bonds issued by industrial companies	37	37	from P-1 to P-2	from A-1+ to A-2
Quoted bonds issued by financial and insurance institutions	837	875	from Aaa to Baa3	from AAA to BBB-
Non-quoted bonds issued by financial and insurance institutions	230	230	from P-1 to P-2	from A-1+ to A-2
	2,577	2,683
Floating rate bonds
Quoted bonds issued by industrial institutions	90	90	from Aaa to Baa3	from AAA to BBB-
Quoted bonds issued by financial institutions	719	721	from Aaa to Baa3	from AAA to BBB-
	809	811
Total other bonds	3,386	3,494
Total financial assets held for trading	4,901	5,020

The fair value was estimated on the basis of market quotations for quoted securities and on the basis of appropriate financial valuation methods available on the marketplace for non-quoted securities.

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Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements

6 Financial assets available for sale

(euro million)	December 31, 2013	June 30, 2014

Securities held for operating purposes
Quoted bonds issued by sovereign states	165	195
Quoted bonds issued by financial institutions	37	41
	202	236
Securities held for non-operating purposes
Quoted bonds issued by financial institutions	7	8
Other quoted bonds	26
	33	8
Total	235	244

At June 30, 2014, bonds issued by sovereign states amounted to euro 195 million (euro 165 million at December 31, 2013). A breakdown by issuing entity is presented below:

Nominal value (euro million)	Fair value (euro million)	Nominal rate of return (%)	Maturity date	Rating - Moody's	Rating - S&P

Fixed rate bonds
Belgium	31	36	from 2.88 to 4.25	from 2014 to 2021	Aa3	AA
Italy	27	28	from 1.50 to 5.75	from 2015 to 2017	Baa2	BBB
Portugal	22	24	from 3.35 to 4.75	from 2015 to 2019	Ba2	BB
Slovakia	15	16	from 1.50 to 4.20	from 2016 to 2018	A2	A
Ireland	13	15	from 4.40 to 4.50	from 2019 to 2020	Baa1	A-
Spain	14	14	from 3.30 to 4.10	from 2014 to 2018	Baa2	BBB
France	12	14	from 1.00 to 3.25	from 2018 to 2021	Aa1	AA
Austria	12	12	from 3.40 to 3.50	from 2014 to 2015	Aaa	AA+
Czech Republic	7	8	3.63	2021	A1	AA-
Netherlands	6	7	4.00	from 2016 to 2018	Aaa	AA+
Germany	5	5	3.25	2015	Aaa	AAA
United States of America	4	4	3.13	2019	Aaa	AA+
Canada	4	4	1.63	2019	Aaa	AAA
Poland	3	4	6.38	2019	A2	A-
Finland	3	4	from 1.13 to 1.25	from 2015 to 2017	Aaa	AAA
Total	178	195

Bonds amounting to euro 49 million (euro 44 million at December 31, 2013) were issued by financial institutions with a rating ranging from Aaa to B2 (Moody’s) and from AAA to BB- (S&P); as of December 31, 2013, other quoted bonds amounted to euro 26 million with a rating of B1 (Moody’s) and B- (S&P).
Securities held for operating purposes of euro 236 million (euro 202 million at December 31, 2013) were designated to hedge the loss provisions of the Group’s insurance company Eni Insurance Ltd.
Gains and losses on fair value evaluation of securities are provided in note 25 - Shareholders’ equity.
The fair value of securities available for sale is estimated similarly to the fair value of securities held for trading.

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Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements

7 Trade and other receivables

(euro million)	December 31, 2013	June 30, 2014

Trade receivables	21,212	19,706
Financing receivables:
- for operating purposes - short-term	403	411
- for operating purposes - current portion of long-term receivables	481	581
- for non-operating purposes	129	115
	1,013	1,107
Other receivables:
- from disposals	88	86
- other	6,577	7,347
	6,665	7,433
	28,890	28,246

Trade receivables at June 30, 2014, decreased by euro 1,506 million from the prior year balance sheet date, mainly in the Gas & Power segment (down euro 1,791 million) and the Engineering & Construction segment (down euro 314 million). Such decrease was partially offset by the increase in the Exploration & Production segment (up euro 417 million) the Refining & Marketing segment (up euro 227 million).
Trade receivables are stated net of the valuation allowance for doubtful accounts:

(euro million)	December 31, 2013	Additions	Deductions	Other changes	June 30, 2014

Trade receivables	1,291	197	(26)	8	1,470
Financing receivables	52			1	53
Other receivables	534	18	(1)	5	556
	1,877	215	(27)	14	2,079

Additions to the allowance reserve for doubtful accounts of trade receivables amounting to euro 197 million related to the Gas & Power segment (euro 179 million). In particular, such provision was made in respect of Italian retail customers who have been hit by continuing financial difficulties reflecting a slow economic recovery in the country. Eni is taking all the necessary actions to mitigate the counterparty risk by large-scale recovery of doubtful accounts through settlement agreements or specific external services.
In the first half of 2014, Eni had in place transactions to transfer to factoring institutions certain trade receivables without recourse for euro 1,844 million, due beyond June 30, 2014 (euro 2,533 million at December 31, 2013, due in 2014). Transferred receivables mainly related to the Refining & Marketing segment (euro 878 million), the Gas & Power segment (euro 650 million), the Engineering & Construction segment (euro 200 million) and the Versalis segment (euro 116 million). Following the contractual arrangements with the financing institutions, Eni collects the transferred receivables and transfers the collected amounts to those institutions. Furthermore, Engineering & Construction transferred certain trade receivables without recourse due beyond June 30, 2014 for euro 236 million through Eni’s subsidiary Serfactoring SpA (euro 222 million at December 31, 2013, due in 2014).
Trade receivables amounting to euro 1,195 million were due in the Exploration & Production segment and related to hydrocarbons supplies to Egyptian state-owned companies. In order to reduce the outstanding amounts, negotiations and contacts are ongoing with top management of those state-owned companies and local governmental authorities, since there are stable relationships with the counterparties.
Financing receivables for operating purposes of euro 992 million (euro 884 million at December 31, 2013) mainly related to financing granted to unconsolidated subsidiaries, joint ventures and associates to cover capital expenditure requirements for euro 536 million for executing industrial projects (euro 481 million at December 31, 2013) and cash deposits to hedge the loss provision made by Eni Insurance Ltd for euro 309 million (euro 321 million at December 31, 2013).
Financing receivables for non-operating purposes amounted to euro 115 million (euro 129 million at December 31, 2013) and related to: (i) restricted deposits in escrow for euro 80 million held by Eni Trading & Shipping SpA (euro 92 million at December 31, 2013), of which euro 58 million with Citigroup Global Markets Ltd, euro 20 million with BNP Paribas and euro 2 million with ABN AMRO relating to derivatives; (ii) restricted deposits in escrow of

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receivables of the Engineering & Construction segment for euro 25 million (same amount as of December 31, 2013).
Receivables from divesting activities of euro 86 million (euro 88 million at December 31, 2013) related to the divestment of a 3.25% interest in the Karachaganak project (equal to Eni’s 10% interest) to the Kazakh partner KazMunaiGas for euro 79 million (same amount as of December 31, 2013). A description of the transaction is reported in note 15 - Other non-current receivables.
Other receivables of euro 7,347 million (euro 6,577 million at December 31, 2013) included: (i) receivables for euro 570 million relating to the recovery of costs incurred in two oil projects in the Exploration & Production segment. In the last recent years Eni commenced two arbitration proceedings that led to the issuance of favorable partial and final award for one of the two and of a favorable partial award for the other one. In respect of the latter, the final award might be recognized once a restrictive measure, that was issued by a Nigerian court to prevent the continuation of this arbitration, will be revoked; (ii) euro 4 million relating to receivables for the settlement of tax positions with unconsolidated subsidiaries which are part of the consolidated accounts for Italian tax purposes (euro 8 million at December 31, 2013).
Because of the short-term maturity and conditions of remuneration of trade receivables, the fair value approximated the carrying amount.
Receivables with related parties are described in note 35 - Transactions with related parties.

8 Inventories

December 31, 2013	June 30, 2014

(euro million)	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total

Raw and auxiliary materials and consumables	714	209		1,848	2,771	499	202		1,923	2,624
Products being processed and semi-finished products	114	14		1	129	155	14		1	170
Work in progress			1,627		1,627			2,471		2,471
Finished products and goods	2,496	801		93	3,390	2,104	758		113	2,975
Certificates and emission rights				22	22				17	17
	3,324	1,024	1,627	1,964	7,939	2,758	974	2,471	2,054	8,257

Contract works in progress for euro 2,471 million (euro 1,627 million at December 31, 2013) were stated net of prepayments for euro 1 million (euro 6 million at December 31, 2013) which corresponded to the amount of the works executed.
Inventories of euro 71 million (euro 105 million at December 31, 2013) were pledged as a guarantee for payments of storage services.
Changes in inventories and in the loss provision were as follows:

(euro million)	Carrying amount at the beginning of the year	Changes	New or increased provisions	Deductions	Changes in the scope of consolidation	Currency translation differences	Other changes	Carrying amount at the end of the period

December 31, 2013
Gross carrying amount	8,749	(373)			(3)	(181)	(66)	8,126
Loss provision	(171)		(168)	149		3		(187)
Net carrying amount	8,578	(373)	(168)	149	(3)	(178)	(66)	7,939
June 30, 2014
Gross carrying amount	8,126	403			26	38	(161)	8,432
Loss provision	(187)		(150)	163			(1)	(175)
Net carrying amount	7,939	403	(150)	163	26	38	(162)	8,257

Changes of the period amounting to euro 403 million were recorded in the Engineering & Construction segment for euro 816 million and, as decrease, in the Refining & Marketing segment for euro 322 million. Additions and

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deductions in loss provisions amounted to euro 150 million and euro 163 million, respectively, and primarily related to the Refining & Marketing segment (euro 112 million and euro 121 million, respectively).
Other changes of euro 162 million included a reclassification to assets held for sale for euro 139 million.

9 Other current assets

(euro million)	December 31, 2013	June 30, 2014

Fair value of cash flow hedge derivatives	14	155
Fair value of other derivatives	718	2,337
Other current assets	593	859
	1,325	3,351

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider, or alternatively, appropriate valuation methods commonly used in the marketplace.
Fair value of cash flow hedge derivatives of euro 155 million (euro 14 million at December 31, 2013) related to commodity hedging entered by the Gas & Power segment. These derivatives were entered into to hedge variability in future cash flows associated to highly probable future sale transactions of gas or electricity or on already contracted sales due to different indexation mechanism of supply costs versus selling prices. A similar scheme applies to exchange rate hedging derivatives. Negative fair value of contracts expiring by June 30, 2015 is disclosed in Note 19 - Other current liabilities; positive and negative fair value of contracts expiring beyond June 30, 2015 is disclosed in Note 15 - Other non-current receivables and in Note 23 - Other non-current liabilities. The effects of the evaluation at fair value of cash flow hedge derivatives are given in Note 25 - Shareholders’ equity and in Note 29 - Operating expenses.
Fair value of other derivatives of euro 2,337 million (euro 718 million at December 31, 2013) consisted of: (i) euro 305 million (euro 369 million at December 31, 2013) of derivatives that failed to meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to movements in foreign currencies, interest rates or commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions; (ii) euro 2,032 million (euro 344 million at December 31, 2013) related to commodity derivatives for trading purposes and proprietary trading.
Other current assets of euro 859 million included deferred costs for euro 348 million relating to gas volumes prepayments that were made in previous reporting period due to the take-or-pay obligations in the Company’s long-term supply contracts, as the Company is forecasting to make-up the underlying gas volumes based on its sales plans and the benefits of the latest renegotiations which have been achieved at the closing date.
Transactions with related parties are described in note 35 - Transactions with related parties.

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Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements

Non-current assets

10 Property, plant and equipment

(euro million)	Gross book amount at December 31, 2013	Provisions for depreciation and impairments at December 31, 2013	Net book amount at December 31, 2013	Additions	Depreciation	Impairment losses	Changes in the scope of consolidation	Currency translation differences	Other changes	Net book amount at June 30, 2014	Gross book amount at June 30, 2014	Provisions for depreciation and impairments at June 30, 2014

Property, plant and equipment	150,768	87,005	63,763	4,752	(3,873)	(329)	228	485	887	65,913	157,101	91,188

A break-down of capital expenditures made in the first half of 2014 by segment is provided below:

(euro million)	First half 2013	First half 2014

Exploration & Production	3,922	3,974
Gas & Power	54	47
Refining & Marketing	225	224
Versalis	110	121
Engineering & Construction	484	324
Corporate and financial companies	72	30
Other segments	5	7
Elimination of intragroup profits	30	25
	4,902	4,752

In preparing this interim report for the first half of 2014 management evaluated market and other indicators that assets may be impaired within the Group’s operating segments. Management did not identify any impairment indicator, except in the refinery and petrochemical business.
In performing the above analysis, management considered: (i) the latest forward prices for commodities prevailing in the marketplace for the future four-year period compared with the forward prices considered in the 2013 annual report; (ii) the new assumptions related to Brent crude long-term price of $95 per barrel from 2018 onwards.
Therefore, management carried out the impairment review of the recoverability of the carrying amounts in the following segments: (i) Refining Marketing segment, in relation to a significant decline in forward refining margins with respect to the margin projections made in the annual report 2013 which reflected the structural headwinds in the business due to weak demand and excess capacity in Europe and increased competitive pressure from product streams coming from Russia and Asia. In spite of a deteriorating scenario, management confirmed the recoverability of the carrying amounts of the refineries and distribution networks based on: a) further spending optimizations (investments and operating costs) decided by management, compared to the four-year plan 2014-2017; b) a reduction in the discount rate (the Weighted Average Cost of Capital adjusted for country risk - adjusted WACC). An impairment loss euro 97 million was recorded to write-off expenditures incurred on assets which were fully impaired in previous reporting periods since the non-recoverability of such investments has been confirmed. Finally, as part of an ongoing divestiture process, management aligned to fair value the assets related to distribution networks in the Czech Republic and Slovakia (euro 30 million loss; for more information see note 24 - Assets held for sale and liabilities directly associated with assets held for sale); (ii) management carried out the impairment review in Versalis, as a result of weak demand for commodities in Europe and increased competitive pressure from Asian producers which resulted in a higher pressure on sales margins (particularly in the butadiene and elastomers businesses). Management confirmed the recoverability of the carrying amounts of all of the petrochemical CGUs due to: a) the solid industrial actions planned in the next four-year period; b) reduction in the WACC. An impairment loss of euro 9 million was recorded to write-off expenditures incurred on assets which were fully impaired in previous reporting periods since the non-recoverability of such

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Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements investments has been confirmed; (iii) in the Exploration & Production segment, management reviewed a sample of oil & gas Cash Generating Units selected according to criteria of relevance (book value, allocation of unproved mineral interests, headroom between the book value and the value in use at the date of the annual report, etc.) covering about 40% of the assets, for which management tested reserves revisions, changes in projected expenditures and operating costs and modifications at petroleum contracts. Management did not take any impairment charge, with the exception of an oil&gas property whose development activities Eni does not expect to finance in the future (euro 179 million).
The criteria adopted by Eni in identifying the Group Cash Generating Unit (CGU) and in reviewing the recoverability of carrying amounts remained unchanged in respect of the Annual Report 2013 (see note 15 - Property, plant and equipment). In particular, in preparing the Interim Report 2014, management maintained unchanged the estimation of the post-tax rate for discounting the future cash flows of the CGUs equal to the weighted average cost of the capital to Eni, adjusted to factor in risks specific to each country of activity (WACC adjusted), considering the reduction in the Italian sovereign risk reflecting the decrease of the expected yields for the ten-year government bonds, whose effects were offset by an increased risk for non-OECD countries; for the Refining & Marketing segment and Versalis, that mainly operate in Italy and Western Europe, it was assessed a reduction of 80-90 basis points as a consequence of a lower country risk which reflects a gradually improving macroeconomic outlook in the Eurozone.
The adjusted-WACC rates applied in this interim report ranged from 6.4% to 7.9%.
Change in the scope of consolidation of euro 228 million related to the inclusion of Liverpool Bay Ltd following the 100% acquisition.
Foreign currency translation differences of euro 485 million primarily related to translations of entities accounts denominated in US dollar (euro 377 million) and entities accounts denominated in British pound (euro 75 million).
Other changes of euro 887 million included the initial recognition and change in estimates of decommissioning costs and site restoration in the Exploration & Production segment (euro 1,064 million) primarily as a consequence of reduced discount rates, and, as decrease, the reclassification to assets held for sale (euro 137 million).
Unproved mineral interests included in tangible assets in progress and advances are presented below:

(euro million)	Book amount at December 31, 2013	Impairment losses	Reclassification to Proved Mineral Interest	Other changes and currency translation differences	Book amount at June 30, 2014

Congo	1,119			11	1,130
Nigeria	711			7	718
Turkmenistan	490			5	495
Algeria	331			3	334
USA	137			1	138
Egypt	44		(4)		40
Others	35	(21)	(14)	2	2
	2,867	(21)	(18)	29	2,857

Contractual commitments related to the purchase of property, plant and equipment are included in note 27 - Guarantees, commitments and risks – Liquidity risk.

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Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements

11 Intangible assets

(euro million)	Gross book amount at December 31, 2013	Provisions for amortization and impairments at December 31, 2013	Net book amount at December 31, 2013	Additions	Amortization	Impairment losses	Changes in the scope of consolidation	Currency translation differences	Other changes	Net book amount at June 30, 2014	Gross book amount at June 30, 2014	Provisions for amortization and impairments at June 30, 2014

Intangible assets with finite useful lives	8,984	7,254	1,730	772	(941)	(1)		3	10	1,573	9,623	8,050
Intangible assets with indefinite useful lives
Goodwill			2,146			(51)	37	2		2,134
			3,876	772	(941)	(52)	37	5	10	3,707

Capital expenditures of euro 772 million (euro 1,045 million in the first half of 2013) included exploration drilling expenditures of the Exploration & Production segment which were fully amortized as incurred for euro 693 million (euro 765 million in the first half of 2013) and license acquisition costs of euro 4 million (euro 179 million in the first half of 2013) primarily related to acquisitions of new exploration acreage in Egypt. Amortization of euro 941 million (euro 1,012 million in the first half of 2013) included the amortization of license acquisition costs for euro 123 million (euro 126 million in the first half of 2013).
Goodwill impairments amounting to euro 51 million related the valuation at fair value of the fuel distribution network in the Czech Republic and Slovakia which divestiture is ongoing (see note 10).
Change in the scope of consolidation related to goodwill of euro 37 million included the 51% acquisition of Acam Clienti SpA (euro 32 million) and the 100% acquisition of Liverpool Bay Ltd (euro 5 million).
The carrying amount of goodwill at the end of the period was euro 2,134 million (euro 2,146 million at December 31, 2013) net cumulative impairment charges amounting to euro 2,349 million (euro 2,396 million at December 31, 2013). The decrease in cumulative impairments was due to the reclassification to assets held for sale.
The breakdown of the stated goodwill by operating segment is provided below:

(euro million)	December 31, 2013	June 30, 2014

Gas & Power	991	1,025
Engineering & Construction	748	748
Exploration & Production	250	258
Refining & Marketing	157	103
	2,146	2,134

Goodwill acquired through business combinations has been allocated to the cash generating units ("CGUs") that are expected to benefit from the synergies of the acquisition.
Goodwill has been allocated to the following CGUs.

Gas & Power segment

(euro million)	December 31, 2013	June 30, 2014

Domestic gas market	801	835
Foreign gas market	190	190
- of which European market	188	188
	991	1,025

In the Gas & Power segment, the CGUs consist of commercial business units whose cash flows are interdependent and, therefore, jointly benefit of business combination synergies. Goodwill allocated to the CGU domestic gas market was recognized upon the buy-out of the former Italgas SpA minorities in 2003 through a public offering (euro 706 million) which engaged in the retail sale of gas to the residential sector. In addition, further goodwill amounts have been allocated over the years following business combinations with small, local companies selling gas to residential customers in focused territorial reach and municipalities

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Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements synergic to Eni's activities, the latest acquisition of which was ACAM Clienti SpA finalized in first half 2014 (with an allocated goodwill of euro 32 million as discussed above). In the first half of 2014, in spite of declining gas demand and sales in the residential sector due to unusual winter weather resulting in a 19% contraction in consumed volumes, management did not identify any impairment indicator confirming the assumptions included in the business plan 2014-2017 considered in the assessments of the Annual Report 2013. The excess of the recoverable amount of the CGU domestic gas market over its carrying amount including the allocated portion of goodwill (headroom) amounting to euro 650 million on the basis of the sensitivity analysis performed for the Annual Report 2013 would be reduced to zero under each of the following alternative hypothesis: (i) a decrease of 35% on average in the projected commercial margins; (ii) a decrease of 35% on average in the projected sales volumes; (iii) an increase of 7 percentage points in the discount rate; and (iv) a negative nominal growth rate of 12%. The value-in-use of the CGU domestic gas market and the relevant sensitivity analysis were calculated solely on the basis of retail margins.
Goodwill allocated to the CGU European gas market, amounting to euro 188 million after the recognition in previous years of sizeable impairment losses reflecting the downturn in the European gas market, was recorded following the business combinations of Altergaz SA (now Eni Gas & Power France SA) in France, Nuon Belgium NV (now merged in Eni Gas & Power NV) in Belgium, whose carrying amounts are aligned to the respective value-in-use estimated on a stand alone basis in the Annual report 2013. The management did not identify any impairment indicator in the first half 2014.

Engineering & Construction segment

(euro million)	December 31, 2013	June 30, 2014

Offshore E&C	415	415
Onshore E&C	314	314
Other	19	19
	748	748

The segment goodwill of euro 748 million was mainly recognized following the acquisition of Bouygues Offshore SA, now Saipem SA (euro 710 million) and allocated to the CGUs Offshore E&C and Onshore E&C. The outlook of the business supports the planned targets of gradual improvements in the competitive position and profitability as low-margin projects acquired in previous years are being progressively completed and new, more profitable works acquired on the basis of a more selective commercial strategy have been starting contributing to profit. Despite the absence of any impairment indicators, management has tested the value-in-use of the CGUs to check the recoverability of the carrying amounts including the allocated goodwill. The values-in-use of the CGUs were assessed on the basis of the expected profits and cash flows provided for in the four-year plan 2014-2017, modified in order to reflect the update in the expected 2014 results. The other most significant assumptions used in estimating the cash flows of the CGUs related to the discount rate and the terminal growth rate remained unchanged compared to the Annual report 2013 (7.6% and 2%, respectively). Management did not recognize any impairment charges. The value-in-use of both the Offshore E&C and Onshore E&C business units significantly exceeds the underlying carrying amounts included any amounts of allocated goodwill; headroom at both CGUs has been verified to be not lower than those disclosed in the Annual Report 2013 based on the tests performed in the 2014 interim period.

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Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements

12 Investments

(euro million)	Net book amount at December 31, 2013	Additions and subscriptions	Divestments and reimbursements	Share of profit (loss) of equity-accounted investments	Deduction for dividends	Changes in fair value	Currency translation differences	Other changes	Net book amount at June 30, 2014

Equity accounted investments	3,153	157	(5)	117	(121)		18	(207)	3,112
Other investments	3,027		(810)			193	3	(1)	2,412
	6,180	157	(815)	117	(121)	193	21	(208)	5,524

Additions and subscriptions related to investments accounted for using the equity method of euro 157 million mainly related to capital contributions made to companies engaged in the realization of projects in the interest of Eni: South Stream Transport BV (euro 128 million) which is engaged in the study of feasibility of the South Stream pipeline, PetroJunin SA (euro 19 million) which is developing gas and crude oil fields in Venezuela and Angola LNG Ltd (euro 6 million) which currently engages in upgrading a liquefaction plant in order to monetize Eni’s gas reserves in that country (Eni’s interest in the project being 13.6%).
Divestments and reimbursements of euro 815 million are stated net of gains on disposals (euro 22 million) and related to the sale of an 8.15% interest in Galp Energia SGPS SA for euro 805 million. The disposal of Galp was carried out according to two different transactions: (i) a placement of 58,051,000 ordinary shares, corresponding to approximately 7% of the share capital through an accelerated bookbuilding procedure aimed at qualified institutional investors on March 28, 2014, for a total consideration of euro 702 million, at a price of euro 12.10 per share. A gain of euro 11 million and a reversal of the fair value evaluation reserve for euro 66 million was recognized in the profit and loss account; (ii) spot sales and placements of approximately 1.15% of the share capital for a total consideration of euro 122 million corresponding to an average price of euro 12.83 per share. A gain of euro 8 million and a reversal of the fair value evaluation reserve for euro 11 million was recognized in the profit and loss account.
The share of profit of equity-accounted investments of euro 117 million primarily referred to PetroJunin SA (euro 25 million), Unión Fenosa Gas SA (euro 24 million), United Gas Derivatives Co (euro 16 million), CARDáN IV SA (euro 14 million), Eni BTC Ltd (euro 13 million), Unimar Llc (euro 13 million) and PetroSucre SA (euro 11 million).
Deductions for dividend distribution of euro 121 million primarily related to Unimar Llc (euro 45 million), Unión Fenosa Gas SA (euro 23 million) and United Gas Derivatives Co (euro 19 million).
Currency translation differences of euro 21 million were essentially related to translation of entities accounts denominated in US dollar.
Changes in fair value of euro 193 million related to the interests in Snam SpA and Galp Energia SGPS SA which are underlying convertible bonds, was recognized through profit in income from investments as provided by the fair value option of IAS 39 in order to eliminate an accounting mismatch which derives from the measurement at fair value through profit of the options embedded in the convertible bonds.
Other changes in equity-accounted investments of euro 208 million primarily related for euro 218 million to the reclassification to assets held for sale of EnBW Eni Verwaltungsgesellschaft mbH, Ceská Refinérská AS, Inversora de Gas Cuyana SA, Distribuidora de Gas Cuyana SA, Inversora de Gas del Centro SA and Distribuidora de Gas del Centro SA.
Other investments of euro 2,412 million included the investments valued at fair value in Snam SpA and Galp Energia SGPS SA (euro 2,158 million).
At June 30, 2014, Eni holds 288,683,602 shares equal to 8.54% of Snam’s outstanding share capital which are underlying the euro 1,250 million convertible bond, issued on January 18, 2013 due on January 18, 2016. At June 30, 2014, the retained interest in Snam was stated at fair value for euro 1,270 million determined at a market price of euro 4.4 per share.
At June 30, 2014, Eni holds 66,337,592 shares equal to approximately 8% of Galp’s outstanding share capital which are underlying the euro 1,028 million convertible bond, issued on November 30, 2012 due on November 30, 2015. At June 30, 2014, the retained interest in Galp was stated at fair value for euro 888 million determined at a market price of euro 13.38 per share.

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Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements

Investments in subsidiaries, joint arrangements and associates as of June 30, 2014 are presented in annex "List of companies owned by Eni SpA as of June 30, 2014".

13 Other financial assets

(euro million)	December 31, 2013	June 30, 2014

Financing receivables for operating purposes	778	893
Securities held for operating purposes	80	82
	858	975

Financing receivables for operating purposes are stated net of the valuation allowance for doubtful accounts of euro 87 million (euro 66 million at December 31, 2013).
Financing receivables for operating purposes of euro 893 million (euro 778 million at December 31, 2013) primarily pertained to loans granted by the Exploration & Production segment (euro 604 million), the Gas & Power segment (euro 149 million), Versalis (euro 70 million) and the Refining & Marketing segment (euro 23 million). Financing receivables granted to unconsolidated subsidiaries, joint ventures and associates amounted to euro 222 million.
Securities of euro 82 million (euro 80 million at December 31, 2013), designated as held-to-maturity investments, are listed bonds issued by sovereign states for euro 74 million (euro 69 million at December 31, 2013) and by the European Investment Bank for euro 8 million (same amount as of December 31, 2013) and, as of December 31, 2013, by financial institution euro 3 million. The following table analyses securities by issuing entity:

Amortized cost (euro million)	Nominal value (euro million)	Fair value (euro million)	Nominal rate of return (%)	Maturity date	Rating - Moody's	Rating - S&P

Sovereign states
Fixed rate bonds
Italy	20	21	22	from 3.50 to 4.75	from 2014 to 2021	Baa2	BBB
Ireland	9	8	9	from 4.40 to 4.50	from 2018 to 2019	Baa1	A-
France	6	5	6	3.25	2021	Aa1	AA
Slovenia	3	3	3	4.88	2014	Ba1	A-
Spain	3	3	3	3.00	2015	Baa2	BBB
Belgium	2	2	2	1.25	2018	Aa3	AA
Floating rate bonds
Italy	15	15	16		from 2014 to 2016	Baa2	BBB
Belgium	7	7	7		2016	Aa3	AA
Spain	7	7	7		2015	Baa2	BBB
Slovakia	2	2	2		2015	A2	A
Total sovereign states	74	73	77
Other securities
European Investment Bank	8	8	8		from 2016 to 2018	Aaa	AAA
	82	81	85

The valuation at fair value of receivables for financing operating activities of euro 937 million has been determined based on the present value of expected future cash flows discounted at rates ranging from 0.3% to 3.5% (0.5% and 4.2% at December 31, 2013). The valuation at fair value of financial securities did not produce any significant effects. The fair value of securities was derived from quoted market prices.
Receivables with related parties are described in note 35 - Transactions with related parties.

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Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements

14 Deferred tax assets

Deferred tax assets are stated net of amounts of deferred tax liabilities that can be offset for euro 3,509 million (euro 3,562 million at December 31, 2013).

(euro million)	Amount at December 31, 2013	Net additions	Currency translation differences	Other changes	Amount at June 30, 2014

4,658	61	65	(205)	4,579

Deferred tax assets related to the parent company Eni SpA and other Italian subsidiaries which were part of the consolidated accounts for Italian tax purposes for euro 2,460 million (euro 2,554 million at December 31, 2013) were recorded on the operating losses of the reporting period and the recognition of deferred deductible costs within the limits of the amounts expected to be recovered in future years based on the expected future profit before income taxes. The forecasts for future taxable income are those adopted in the 2013 annual report.
Deferred tax liabilities are described in note 22 - Deferred tax liabilities.
Income taxes are described in note 32 - Income tax expense.

15 Other non-current receivables

(euro million)	December 31, 2013	June 30, 2014

Tax receivables	465	604
Receivables related to divestments	702	659
Other receivables	148	148
Fair value of non-hedging derivatives	256	216
Fair value of cash flow hedge derivatives	6
Other asset	2,099	1,368
	3,676	2,995

Receivables from divestments amounted to euro 659 million (euro 702 million at December 31, 2013) and included: (i) the residual outstanding amount of euro 170 million recognized following the compensation agreed with the Republic of Venezuela for the expropriated Dación oil field in 2006. The receivable accrues interests at market conditions and is being repaid in installments. As agreed by the parties, the reimbursement can be made also in kind through equivalent assignment of volumes of crude oil. Negotiations for further reimbursements are ongoing; (ii) a receivable of euro 350 million related to the divestment of a 1.71% interest in the Kashagan project to the local partner KazMunaiGas on the basis of the agreements defined with the international partners of the North Caspian Sea PSA and the Kazakh government, which became effective from January 1, 2008. The reimbursement of the receivable is provided for in three annual installments commencing from the date in which production target agreed will be reached. The receivable accrues interest income at market rates; (iii) the long-term portion of a receivable of euro 7 million related to the divestment finalized in June 2012 of the 3.25% interest in the Karachaganak project (equal to the Eni’s 10% interest) to the Kazakh partner KazMunaiGas as part of an agreement between the Contracting Companies of the Final Production Sharing Agreement (FPSA) and Kazakh Authorities which settled disputes on the recovery of the costs incurred by the International Consortium to develop the field, as well as a certain tax claims. The agreement entailed a net cash consideration to Eni, to be paid in cash in three years through monthly installments starting from July 2012. The receivable accrues interest income at market rates. In the first half of 2014, reimbursements amounted to euro 40 million. The short-term portion is disclosed in note 7 - Trade and other receivables.
Derivative fair values are calculated based on market quotations provided by primary info-provider or, alternatively, appropriate valuation techniques generally adopted in the marketplace.

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Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements

Fair values of non-hedging derivatives of euro 216 million (euro 256 million at December 31, 2013) consisted of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives did not relate to specific trade or financing transactions.
Fair values of cash flow hedge derivatives of euro 6 million as of December 31, 2013 related to the Gas & Power segment. These derivatives were designated to hedge exchange rate and commodity risk exposures as described in note 9 - Other current assets. Fair value related to the contracts expiring beyond June 30, 2015 is disclosed in note 23 - Other non-current liabilities; fair value related to the contracts expiring by June 30, 2015 is disclosed in note 9 - Other current assets and in note 19 - Other current liabilities. The effects of fair value evaluation of cash flow hedges are disclosed in note 25 - Shareholders’ equity and note 29 - Operating expenses.
Other non-current asset amounted to euro 1,368 million (euro 2,099 million at December 31, 2013) of which euro 1,173 million (euro 1,892 million at December 31, 2013) related to pre-payments of gas quantities which Eni failed to collect in previous reporting periods to fulfill the minimum take obligations provided by the long-term gas supply contracts, which triggered the obligation to pay in advance the contractual price to the gas suppliers (see note 17 - Trade and other payables). The reduction from the previous year is due to the make-up of part of the pre-paid gas volumes as a result of the renegotiation of certain long-term contracts (which resulted in a reduction of the minimum contractual quantity) and other optimizations performed during the period. The residual deferred costs were classified as non-current assets, as the Company plans to lift the prepaid quantities beyond the term of 12 months.
Take-or-pay clauses provide that Eni is required to collect minimum annual quantities of gas, or in case of failure to pay the whole price, or a fraction of it, up to a preset annual minimum quantity. The Company is entitled to lift the pre-paid volumes in future years alongside the contract execution (see the definition of the take-or-pay clause in the section Glossary). These deferred costs, which are substantially equivalent to a receivable in-kind, are stated at the purchase cost or the net realizable value, whichever is lower. Prior-year’s impairment losses are reversed up to the purchase cost, whenever market conditions indicate that impairment no longer exits or may have decreased. In the first half of 2014, based on this accounting principle an impairment loss of euro 31 million was recorded at the end of the reporting period. The amount of pre-paid gas volumes reflects ongoing difficult market condition in the European gas sector due to weak demand determined by stagnant economic growth and a downturn in the thermo-electric segment and strong competitive pressures fuelled by oversupplies. These trends prevented Eni from fulfilling its minimum take obligations associated with its gas supply contracts in the latest years up to 2013; whilst as discussed above in the interim period prepaid volumes were reduced due to the benefits of contract renegotiations. Management plans to recover those prepaid volumes over the long-term by leveraging on: (i) achieved and planned contract renegotiations in terms of reduction of prices, annual minimum quantities and other operating flexibility; (ii) actions of commercial optimizations as a result of simultaneous presence in different markets and the availability of assets (logistics capacity, transportation rights).
Receivables with related parties are described in note 35 - Transactions with related parties.

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Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements

Current liabilities

16 Short-term debt

(euro million)	December 31, 2013	June 30, 2014

Banks	306	677
Commercial papers	1,767	2,206
Other financial institutions	480	355
	2,553	3,238

The increase in short-term debt of euro 685 million included net assumptions for euro 664 million, partially offset by currency translation differences for euro 21 million. Commercial papers of euro 2,206 million were issued by the Group’s financial subsidiaries Eni Finance USA Inc (euro 1,688 million) and Eni Finance International SA (euro 518 million).
At June 30, 2014, Eni had undrawn committed and uncommitted borrowing facilities amounting to euro 41 million and euro 12,334 million, respectively (euro 2,141 million and euro 12,187 million at December 31, 2013). Those facilities bore interest rates reflecting prevailing conditions on the marketplace. Charges for unutilized facilities were immaterial.
At June 30, 2014, Eni did not report any default on covenants or other contractual provisions in relation to borrowing facilities.
Because of the short-term maturity and conditions of remuneration of short-term debts, the fair value approximated the carrying amount.
Payables due to related parties are described in note 35 - Transactions with related parties.

17 Trade and other payables

(euro million)	December 31, 2013	June 30, 2014

Trade payables	15,584	13,540
Down payments and advances	2,462	2,182
Other payables:
- related to capital expenditures	2,045	2,008
- others	3,610	3,501
	5,655	5,509
	23,701	21,231

The decrease in trade receivables for euro 2,044 million primarily related to the Gas & Power segment (euro 2,065 million).
Other payables of euro 3,501 million (euro 3,610 million at December 31, 2013) included euro 12 million (the same amount as of December 31, 2013) relating to debt for the settlement of tax positions with unconsolidated subsidiaries which are part of the consolidated accounts for Italian tax purposes.
Payables to related parties are described in note 35 - Transactions with related parties.
Because of the short-term maturity and conditions of remuneration of trade payables, the fair value approximated the carrying amount.

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Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements

18 Income taxes payable

(euro million)	December 31, 2013	June 30, 2014

Italian subsidiaries	69	136
Foreign subsidiaries	686	709
	755	845

Income tax expenses are described in note 32 - Income taxes.

19 Other current liabilities

(euro million)	December 31, 2013	June 30, 2014

Fair value of cash flow hedge derivatives	213
Fair value of other derivatives	782	2,259
Other liabilities	442	501
	1,437	2,760

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider or, alternatively, appropriate valuation techniques generally adopted in the marketplace.
The fair value of cash flow hedge derivatives amounting to euro 213 million at December 31, 2013 essentially related to the Gas & Power segment. Those derivatives were designated to hedge exchange rate and commodity risk exposures as described in note 9 - Other current assets. Fair value of contracts expiring by June 30, 2015 is disclosed in note 9 - Other current assets; fair value of contracts expiring beyond June 30, 2015 is disclosed in note 23 - Other non-current liabilities and in note 15 - Other non-current receivables. The effects of the evaluation at fair value of cash flow hedge derivatives are disclosed in note 25 - Shareholders’ equity and in note 29 - Operating expenses.
Fair values of other derivatives of euro 2,259 million (euro 782 million at December 31, 2013) consisted of: (i) euro 483 million (euro 376 million at December 31, 2013) of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to movements in foreign currencies, interest rates or commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions; (ii) euro 1,775 million (euro 405 million at December 31, 2013) of commodity derivatives entered for trading purposes and proprietary trading; (iii) euro 1 million (same amount as of December 31, 2013) related to fair value hedge derivatives.
Other liabilities amounting to euro 501 million (euro 442 million at December 31, 2013) included the current portion of advances received from Suez following a long-term agreement for supplying natural gas and electricity for euro 85 million (euro 111 million at December 31, 2013).
Transactions with related parties are described in note 35 - Transactions with related parties.

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Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements

Non-current liabilities

20 Long-term debt and current maturities of long-term debt

		December 31, 2013		June 30, 2014
i	i		i
(euro million)	i	Long-term portion	i	Short-term portion	i	Total	i	Long-term portion	i	Short-term portion	i	Total
i	i
Banks	1,993	397	2,390	2,203	614	2,817
Ordinary bonds	16,453	1,698	18,151	15,353	2,408	17,761
Convertible bonds	2,232	8	2,240	2,244	5	2,249
Other financial institutions	197	29	226	167	30	197
	20,875	2,132	23,007	19,967	3,057	23,024

Long-term debt and the short-term portion of long-term debt of euro 23,024 million (euro 23,007 million at December 31, 2013) increased by euro 17 million. Such increase included currency translation differences relating to foreign subsidiaries and debt denominated in foreign currency recorded by euro-reporting subsidiaries for euro 76 million.
Debt due to banks of euro 2,817 million (euro 2,390 million at December 31, 2013) included amounts against committed borrowing facilities for euro 2 million.
Debt due to other financial institutions of euro 197 million (euro 226 million at December 31, 2013) included euro 30 million of finance lease transactions (euro 31 million at December 31, 2013).
Eni entered into long-term borrowing facilities with the European Investment Bank. These borrowing facilities are subject to the maintenance of certain financial ratios based on Eni’s Consolidated Financial Statements or a minimum level of credit rating. According to the agreements, should the Company lose the minimum credit rating, new guarantees would be required to be agreed upon with the European Investment Bank. In addition, Eni entered into long-term and medium-term facilities with Citibank Europe Plc providing for conditions similar to those applied by the European Investment Bank. At June 30, 2014, debts subjected to restrictive covenants amounted to euro 2,211 million (euro 1,782 million and December 31, 2013). A possible non-compliance with those covenants would be immaterial to the Company’s ability to finance its operations. As of the balance sheet date, Eni was in compliance with those covenants.
Ordinary bonds of euro 17,761 million (euro 18,151 million at December 31, 2013) consisted of bonds issued within the Euro Medium Term Notes Program for a total of euro 13,536 million and other bonds for a total of euro 4,225 million.

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The following table provides a breakdown of bonds by issuing entity, maturity date, interest rate and currency as of June 30, 2014:

i	i	Amount	i	Discount on bond issue and accrued expense	i	Total	i	Currency	i	Maturity	i	Rate %
i	i	i	i	i	i	i	i	i	i		i
(euro million)	i	i	i	i	i	i	i	i	i	from	i	to	i	from	i	to

Issuing entity
Euro Medium Term Notes
Eni SpA	1,500	43	1,543	EUR		2019		4.125
Eni SpA	1,500	28	1,528	EUR		2016		5.000
Eni SpA	1,250	32	1,282	EUR		2017		4.750
Eni SpA	1,200	40	1,240	EUR		2025		3.750
Eni SpA	1,000	19	1,019	EUR		2023		3.250
Eni SpA	1,000	12	1,012	EUR		2020		4.250
Eni SpA	1,000	12	1,012	EUR		2018		3.500
Eni SpA	1,000	7	1,007	EUR		2029		3.625
Eni SpA	1,000	(2)	998	EUR		2020		4.000
Eni SpA	800	11	811	EUR		2021		2.625
Eni SpA	750	(4)	746	EUR		2019		3.750
Eni Finance International SA	561	10	571	GBP	2018	2021	4.750	6.125
Eni Finance International SA	395	2	397	EUR	2017	2043	3.750	5.441
Eni Finance International SA	224	1	225	YEN	2015	2037	1.530	2.810
Eni Finance International SA	128	1	129	USD		2015	4.450	4.800
Eni Finance International SA	16		16	EUR		2015		variable
	13,324	212	13,536
Other bonds
Eni SpA	1,109	29	1,138	EUR		2017		4.875
Eni SpA	1,000	(3)	997	EUR		2015		4.000
Eni SpA	1,000	(3)	997	EUR		2015		variable
Eni SpA	330	1	331	USD		2020		4.150
Eni SpA	256		256	USD		2040		5.700
Eni SpA	215		215	EUR		2017		variable
Eni USA Inc	293	(2)	291	USD		2027		7.300
	4,203	22	4,225
	17,527	234	17,761

Ordinary bonds maturing within 18 months (euro 2,212 million) were issued by Eni SpA (euro 1,994 million) and Eni Finance International SA (euro 218 million). During the first half of 2014, Eni SpA issued new bonds for euro 1,007 million.
The following table provides a breakdown of convertible bonds by issuing entity, maturity date, interest rate and currency as of June 30, 2014:

(euro million)	i	Amount	i	Discount on bond issue and accrued expense	i	Total	i	Currency	i	Maturity	i	Rate %
i	i
Issuing entity
Eni SpA	1,250	(12)	1,238	EUR	2016	0.625
Eni SpA	1,028	(17)	1,011	EUR	2015	0.250
	2,278	(29)	2,249

The convertible bond amounting to euro 1,238 million (nominal value of euro 1,250 million) is exchangeable into ordinary shares of Snam SpA. Underlying the exchangeable bond are approximately 288.7 million ordinary shares, corresponding to approximately 8.54% of the current outstanding share capital of Snam at a strike

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Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements price of approximately euro 4.33 a share, representing a 20% premium to market prices current at the date of the issuance.
The convertible bond amounting to euro 1,011 million (nominal value of euro 1,028 million) is exchangeable into ordinary shares of Galp Energia SGPS SA due within the next 18 months. Underlying the exchangeable bond are approximately 66.3 million ordinary shares of Galp, corresponding to approximately 8% of the current outstanding share capital of Galp at a strike price of approximately euro 15.50 a share, representing a 35% premium to market prices current at the date of the issuance.
Convertible bonds of both issues are stated at amortized cost, while the call option embedded in the bonds is measured at fair value through profit. Changes in fair value of the shares underlying the bonds were reported through profit as opposed to equity based on the fair value option provided by IAS 39 from inception.
As of June 30, 2014, Eni had undrawn long-term committed borrowing facilities of euro 5,721 million (euro 4,719 million at December 31, 2013). Those facilities bore interest rates reflecting prevailing conditions on the marketplace; charges for unutilized facilities were immaterial.
Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which about euro 13.3 billion were drawn as of June 30, 2014.
The Group has credit ratings of A and A-1 respectively for long and short-term debt assigned by Standard & Poor’s and A3 and P-2 for long and short-term debt assigned by Moody’s. The outlook is negative in both ratings. Eni’s credit rating is linked in addition to the Company’s industrial fundamentals and trends in the trading environment to the sovereign credit rating of Italy. On the basis of the methodologies used by Standard & Poor’s and Moody’s, a potential downgrade of Italy’s credit rating may trigger a potential knock-on effect on the credit rating of Italian issuers such as Eni and make it more likely that the credit rating of the notes or other debt instruments issued by the Company could be downgraded.
Fair value of long-term debt, including the current portion of long-term debt amounted to euro 25,724 million (euro 22,891 million at December 31, 2013):

(euro million)	December 31, 2013	June 30, 2014

Ordinary bonds	18,071	20,377
Convertible bonds	2,188	2,289
Banks	2,382	2,840
Other financial institutions	250	218
	22,891	25,724

The fair value of convertible bonds was determined on the basis of the market quotation. The fair value of other bonds was calculated by discounting the expected future cash flows at discount rates ranging from 0.3% to 3.5% (0.5% and 4.2% at December 31, 2013).
As of June 30, 2014, Eni did not pledge restricted deposits as collateral against its borrowings.

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Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements

Analysis of net borrowings
The analysis of net borrowings, as defined in the "Financial review", was as follows:

(euro million)	December 31, 2013	June 30, 2014

i	i	Current	i	Non-current	i	Total	i	Current	i	Non-current	i	Total

A. Cash and cash equivalents	5,431		5,431	6,518		6,518
B. Held-for-trading financial assets	5,004		5,004	5,020		5,020
C. Available-for-sale securities	33		33	8		8
D. Liquidity (A+B+C)	10,468		10,468	11,546		11,546
E. Financing receivables	129		129	115		115
F. Short-term liabilities towards banks	306		306	677		677
G. Long-term liabilities towards banks	397	1,993	2,390	614	2,203	2,817
H. Bonds	1,706	18,685	20,391	2,413	17,597	20,010
I. Short-term liabilities towards related parties	264		264	249		249
L. Other short-term liabilities	1,983		1,983	2,312		2,312
M. Other long-term liabilities	29	197	226	30	167	197
N. Total borrowings (F+G+H+I+L+M)	4,685	20,875	25,560	6,295	19,967	26,262
O. Net borrowings (N-D-E)	(5,912)	20,875	14,963	(5,366)	19,967	14,601

Financial assets held for trading of euro 5,020 million (euro 5,004 million at December 31, 2013) were maintained by Eni SpA. For further information see Note 5 - Financial assets held for trading.
Available-for-sale securities of euro 8 million (euro 33 million at December 31, 2013) were held for non-operating purposes. The Company held at the reporting date certain held-to-maturity and available-for-sale securities which were destined to operating purposes amounting to euro 318 million (euro 282 million at December 31, 2013), of which euro 236 million (euro 202 million at December 31, 2013) were held to hedge the loss reserve of Eni Insurance Ltd. Those securities are excluded from the calculation above.
Financing receivables of euro 115 million (euro 129 million at December 31, 2013) were held for non-operating purposes. The Company held at the reporting date certain financing receivables which were destined to operating purposes amounting to euro 992 million (euro 884 million at December 31, 2013), of which euro 536 million (euro 481 million at December 31, 2013) were in respect of financing granted to unconsolidated subsidiaries, joint ventures and affiliates which executed capital projects and investments on behalf of Eni’s Group companies and a euro 309 million cash deposit (euro 321 million at December 31, 2013) to hedge the loss reserve of Eni Insurance Ltd. Those financing receivables are excluded from the calculation above.

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Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements

21 Provisions for contingencies

(euro million)	Carrying amount at December 31, 2013	New or increased provisions	Initial recognition and changes in estimates	Accretion discount	Reversal of utilized provisions	Reversal of unutilized provisions	Currency translation differences	Other changes	Carrying amount at June 30, 2014

Provision for site restoration, abandonment and social projects	6,899		1,070	125	(143)		63	160	8,174
Provision for environmental risks	2,862	84		2	(86)	(6)		(2)	2,854
Provision for legal and other proceedings	858	305			(74)	(47)	4	9	1,055
Provision for taxes	477	39			(19)		4	(6)	495
Provision for redundancy incentives	407	22		11	(8)	(19)		(3)	410
Provision for onerous contracts	372	2			(42)		4	51	387
Loss adjustments and actuarial provisions for Eni's insurance companies	358	45			(59)			3	347
Provision for green certificates	255	16			(72)			(1)	198
Provision for losses on investments	163	10				(6)		(5)	162
Provision for OIL insurance cover	93							4	97
Provision for disposal and restructuring	96				(3)	(16)	2		79
Provision for long-term construction contracts	83	11			(31)		1		64
Other (*)	197	48			(32)	(8)		(62)	143
	13,120	582	1,070	138	(569)	(102)	78	148	14,465

(*) Each individual amount included herein was lower than euro 50 million.

Initial recognition and changes in estimates included the effects deriving from the reduction in the long-term interest rate.
Additions and utilizations to the provisions for legal and other proceedings of euro 305 million and euro 74 million, respectively, mainly related to the Gas & Power segment and were recognized to take account of gas price revisions at both long-term supply and sale contracts, including the settlement of certain arbitrations.

22 Deferred tax liabilities

Deferred tax liabilities were recognized net of the amounts of deferred tax assets which can be offset for euro 3,509 million (euro 3,562 million at December 31, 2013).

(euro million)	Amount at December 31, 2013	Net additions	Currency translation differences	Other changes	Amount at June 30, 2014

6,750	406	106	(124)	7,138

Deferred tax assets and liabilities consisted of the following:

(euro million)	December 31, 2013	June 30, 2014

Deferred tax liabilities	10,312	10,647
Deferred tax assets available for offset	(3,562)	(3,509)
	6,750	7,138
Deferred tax assets not available for offset	(4,658)	(4,579)
	2,092	2,559

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Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements

23 Other non-current liabilities

(euro million)	December 31, 2013	June 30, 2014

Fair value of non-hedging derivatives	282	194
Fair value of cash flow hedging derivatives	1
Current income tax liabilities	20	20
Tax authorities	2
Other payables	74	40
Other liabilities	1,880	1,860
	2,259	2,114

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider or, alternatively, appropriate valuation techniques generally adopted in the marketplace.
Fair values of non-hedging derivatives of euro 194 million (euro 282 million at December 31, 2013) consisted of: (i) euro 58 million (euro 155 million at December 31, 2013) of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net business exposures to foreign currency exchange rates, interest rates or commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions; (ii) euro 136 million (euro 127 million at December 31, 2013) related to the call option embedded in the bonds convertible into Snam SpA and Galp Energia SGPS SA ordinary shares for euro 103 million and euro 33 million, respectively (further information is disclosed in note 20 - Long-term debt and current portion of long-term debt).
Fair value of cash flow hedge derivatives amounting to euro 1 million as of December 31, 2013 pertained to the Gas & Power segment. Those derivatives were designated to hedge exchange rate and commodity risk exposures as described in note 9 - Other current assets. Fair value of contracts expiring beyond June 30, 2015 is disclosed in note 15 - Other non-current receivables; fair value of contracts expiring by June 30, 2015 is disclosed in note 19 - Other current liabilities and in note 9 - Other current assets. The effects of fair value evaluation of cash flow hedge derivatives are disclosed in note 25 - Shareholders’ equity and in note 29 - Operating expenses.
Other liabilities of euro 1,860 million (euro 1,880 million at December 31, 2013) included advances received from Suez following a long-term agreement for supplying natural gas and electricity of euro 851 million (euro 876 million at December 31, 2013) and advances relating to amounts of gas of euro 150 million (euro 149 million at December 31, 2013) which were collected for amounts lower than the minimum take for the year by certain of Eni’s clients, reflecting take-or-pay clauses contained in the long-term sale contracts. Management believes that the underlying gas volumes will be off-taken beyond the twelve-month time horizon.
Liabilities with related parties are described in note 35 - Transactions with related parties.

24 Assets held for sale and liabilities directly associated

Assets held for sale and liabilities directly associated with assets held for sale of euro 663 million and euro 221 million, respectively, related to: (i) the sale of 100% stake of the subsidiaries Eni Ceská Republika Sro, Eni Slovensko Spol Sro and Eni Romania Srl, companies operating in the Refining & Marketing segment, with activities in Czech Republic, Slovakia and Romania respectively and the sale of 32.445% stake (entire stake own) in Ceská Rafinérská AS (CRC), a refining company in the Czech Republic. These three subsidiaries and the investment in CRC were classified as assets held for sale following the agreement signed by Eni with MOL Group, a Hungarian oil & gas company on May 7, 2014. The transfer is subject to the pre-emption right on the part of the other partner in CRC, Unipetrol, which will be able to purchase the share under the conditions agreed with MOL. The carrying amount of assets held for sale and liabilities directly associated with assets held for sale amounted to euro 458 million and euro 221 million, respectively. The completion of these agreements is subject to certain conditions, including prior approval by the competent European antitrust authorities. Eni will remain active in all three countries through the wholesale marketing of lubricants; (ii) the sale of 50% stake in EnBW Eni Verwaltungsgesellschaft (EEV) (entire stake own), a German company which controls Gasversorgung Süddeutschland and Terranets bw GmbH, companies operating in the distribution and commercialization of natural gas in Germany, to its current partner EnBW (Energie Baden-

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Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements

Württemberg). The carrying amount of the investment amounted to euro 183 million. The sale is subject to approval by the relevant antitrust authorities; (iii) the sale of 76% stake in Inversora de Gas Cuyana SA (entire stake owned), 6.84% stake in Distribudora de Gas Cuyana SA (entire stake owned), 25% stake in Inversora de Gas del Centro SA (entire stake owned) and 31.35% stake in Distribudora de Gas del Centro SA (entire stake owned), companies operating in the distribution and commercialization of natural gas in Argentina. The carrying amount of the investments amounted to euro 10 million.
During the course of the first half 2014, Eni closed the sale of its interest in Artic Russia BV for a carrying amount of euro 2,131 million.

25 Shareholders’ equity

Non-controlling interest

(euro million)	Net profit	Shareholders' equity

First half 2013	First half 2014	December 31, 2013	June 30, 2014

Saipem SpA	(376)	56	2,748	2,769
Others	(7)	(99)	91	(10)
	(383)	(43)	2,839	2,759

Eni shareholders’ equity

(euro million)	December 31, 2013	June 30, 2014

Share capital	4,005	4,005
Legal reserve	959	959
Reserve for treasury shares	6,201	6,201
Reserve related to the fair value of cash flow hedging derivatives net of tax effect	(154)	19
Reserve related to the fair value of available-for-sale financial instruments net of tax effect	81	9
Reserve related to the defined benefit plans net of tax effect	(72)	(72)
Other reserves	296	296
Cumulative currency translation differences	(698)	(303)
Treasury shares	(201)	(403)
Retained earnings	44,626	45,830
Interim dividend	(1,993)
Net profit for the period	5,160	1,961
	58,210	58,502

Share capital
As of June 30, 2014, the parent company’s issued share capital consisted of euro 4,005,358,876 represented by 3,634,185,330 ordinary shares without nominal value (same amounts as of December 31, 2013).
On May 8, 2014, Eni’s Shareholders’ Meeting declared: (i) to distribute a dividend of euro 0.55 per share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2013 dividend of euro 1.10 per share, of which euro 0.55 per share paid as interim dividend. The balance was paid on May 22, 2014, to shareholders on the register on May 19, 2014, record date on May 21, 2014; (ii) to cancel, for the portion not yet implemented as of the date of the Shareholders’ Meeting, the authorization for the Board of Directors to acquire treasury shares as resolved at the Shareholders’ Meeting of May 10, 2013; (iii) to authorize the Board of Directors to purchase on the Mercato Telematico Azionario – in one or more transactions and in any case within 18 months from the date of the resolution – up to a maximum number of 363,000,000 ordinary Eni shares, for a price of no less than euro 1.102 and not more than the official price reported by the Borsa Italiana for the shares on the trading day prior to each individual transaction, plus 5%, and in any case up to a total amount of euro 6,000 million, in accordance with the procedures established in the Rules of the Markets organized and managed by Borsa Italiana SpA. In order to respect the limit

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envisaged in the third paragraph of Article 2357 of the Italian Civil Code, the number of shares to be acquired and the relative amount shall take into account the number and amount of Eni shares already held in the portfolio.

Legal reserve
This reserve represents earnings restricted from the payment of dividends pursuant to Article 2430 of the Italian Civil Code. The legal reserve has reached the maximum amount required by the Italian Law.

Reserve for cash flow hedging derivatives, other available-for-sale financial instruments and defined benefit plans net of the related tax effect
The valuation at fair value of cash flow hedging derivatives, other available-for-sale financial instruments and defined benefit plans, net of the related tax effect, consisted of the following:

Cash flow hedging derivatives	Available-for-sale financial instruments	Defined benefit plans	Total

(euro million)	i	Gross reserve	i	Tax effect	i	Net reserve	i	Gross reserve	i	Tax effect	i	Net reserve	i	Gross reserve	i	Tax effect	i	Net reserve	i	Gross reserve	i	Tax effect	i	Net reserve

Reserve as of December 31, 2013	(224)	70	(154)	83	(2)	81	(85)	13	(72)	(226)	81	(145)
Changes of the period	287	(88)	199	5	(1)	4				292	(89)	203
Amount recognized in the profit and loss account	(37)	11	(26)	(77)	1	(76)				(114)	12	(102)
Reserve as of June 30, 2014	26	(7)	19	11	(2)	9	(85)	13	(72)	(48)	4	(44)

Reserve for available-for-sale financial instruments net of tax effect of euro 9 million (euro 5 million at December 31, 2013) related to the fair value evaluation of securities. The amount of the reserve as of 31 December 2013 of euro 76 million relating to the fair value evaluation of Galp Energia SGPS as of December 31, 2013 was reversed to the profit and loss account following the sale of 8.15% share capital (further information is disclosed in note 12 - Investments).

Other reserves
Other reserves amounting to euro 296 million remained unchanged from the Annual Report 2013.

26 Other information

Main acquisitions
Acam Clienti SpA
In the first half of 2014, Eni purchased a 51% share in the company Acam Clienti SpA. The company operates in the distribution and commercialization of natural gas primarily in the province of La Spezia. Following the acquisition, Eni now owns the 100% stake of the company. The allocation to assets and liabilities of the total value of the investment for euro 30 million was made on a definitive basis.

Liverpool Bay Ltd
In the first half of 2014, Eni purchased a 100% share in the company Liverpool Bay Ltd. The company owns a 46.1% interest in the Liverpool Bay oil and gas field. Eni, which already owned a 53.9% of the field, following the acquisition of the company now owns the 100% of the field and acquired the operatorship. The allocation to assets and liabilities of the total value of the investment for euro 21 million was made on a preliminary basis.

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The preliminary and final allocation of the purchase cost is disclosed below:

Acam Clienti SpA	Liverpool Bay Ltd

(euro million)	Carrying value	Fair value	Carrying value	Fair value

Current assets	60	60	36	36
Goodwill	8	32		5
Other non-current assets			228	228
Assets acquired	68	92	264	269
Current liabilities	61	61	34	34
Net deferred tax liabilities			23	23
Provisions for contingencies			191	191
Other non-current liabilities	1	1
Liabilities acquired	62	62	248	248
Fair value of investments held before the acquisition of control	(3)	(15)
Eni's shareholders equity	3	15	16	21

Supplemental cash flow information

(euro million)	First half 2013	First half 2014

Effect of investment of companies included in consolidation and businesses
Current assets	26	96
Non-current assets	27	265
Net borrowings	(5)	(19)
Current and non-current liabilities	(19)	(291)
Fair value of investments held before the acquisition of control		(15)
Net effect of investments	29	36
Purchase price	29	36
less:
Cash and cash equivalents	(1)
Cash flow on investments	28	36

Investments of the first half of 2014 related to the acquisition of 51% stake in Acam Clienti SpA and 100% stake of Liverpool Bay Ltd. Investments of the first half of 2013 referred to the acquisition of ASA Trade SpA.

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27 Guarantees, commitments and risks

Guarantees
The amount of guarantees remained unchanged from the Annual Report 2013.

Commitments and risks
The amount of commitments and risks remained unchanged from the Annual Report 2013.

Risk factors

Financial risks
Eni considers financial risks those risks connected with market, credit and liquidity.
Financial risks are managed in respect of guidelines issued by the Board of Directors of Eni SpA in its role of directing and setting of the risk limits, targeting to align and centrally coordinate Group companies’ policies on financial risks ("Guidelines on financial risks management and control"). The "Guidelines" define for each financial risk the key components of the management and control process, such as the aim of the risk management, the measurement methodology, the structure of limits, the relation model and the hedging and mitigation instruments.

Market risk
Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of handling finance, treasury and risk management operations based on the Company’s departments of operational finance: the parent company’s (Eni SpA) finance department, Eni Finance International SA, Eni Finance USA Inc and Banque Eni SA, which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk, and Eni Trading & Shipping SpA, that is in charge to execute certain activities relating to commodity derivatives. In particular Eni’s finance department and Eni Finance International SA manage subsidiaries’ financing requirements in and outside Italy, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative contracts on interest rates and currencies different from commodities are managed by the parent company. The commodity risk of each business unit (Eni’s Divisions or subsidiaries) is pooled and managed by the Midstream department, while Eni Trading & Shipping SpA executes the negotiation of commodity derivatives. Eni Trading & Shipping SpA and Eni SpA perform trading activities in financial derivatives on external trading venues, such as European and non-European regulated markets, Multilateral Trading Facility (MTF) or similar and brokerage platforms (i.e. SEF), and over the counter on a bilateral basis with external counterparties. Other legal entities belonging to Eni that require financial derivatives enter into these operations through Eni Trading & Shipping SpA and Eni SpA on the basis of the relevant asset class expertises. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to fluctuations in exchange rates relating to those transactions denominated in a currency other than the functional currency (the euro) and interest rates, as well as to optimize exposure to commodity prices fluctuations taking into account the currency in which commodities are quoted. Eni monitors every activity in derivatives classified as risk-reducing (in particular, back to back activities, flow hedging activities, asset-backed hedging activities and portfolio management activities) directly or indirectly related to covered industrial assets, so as to effectively optimize the risk profile to which Eni is exposed or could be exposed. If the result of the monitoring shows those derivatives should not be considered as risk-reducing, these derivatives are reclassified in proprietary trading. As the proprietary trading is considered separately from the other activities, its exposure is subject to specific controls, both in

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terms of VaR and stop loss and in terms of nominal gross value. For Eni, the gross nominal value of proprietary trading activities is compared with the limits set by the relevant international standards.
The framework defined by Eni’s policies and guidelines provides that the measurement and control of market risk is performed on the basis of maximum tolerable levels of risk exposure defined in terms of: (i) limits of stop loss, which expresses the maximum tolerable amount of losses associated with a certain portfolio of assets over a pre-defined time horizon; (ii) limits of revision strategy, which consist in the triggering of a revision process of the strategy in the event of exceeding the level of profit and loss given; (iii) Value at Risk (VaR) which measures the maximum potential loss of the portfolio, given a certain confidence level and holding period, assuming adverse changes in market variables and taking into account of the correlation among the different positions held in the portfolio.
Eni’s finance department defines the maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates in terms of value at risk, pooling Group companies’ risk positions maximizing, when possible, the benefits of the netting activity. Eni’s calculation and measurement techniques for interest rate and foreign currency exchange rate risks are in accordance with banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the company. Eni’s guidelines prescribe that Eni Group companies minimize such kinds of market risks by transferring risk exposure to the parent company finance department.
Eni’s guidelines define rules to manage the commodity risk aiming at optimizing core activities and pursuing preset targets of stabilizing industrial and commercial margins. The maximum tolerable level of risk exposure is defined in terms of value at risk, limits of revision strategy, stop loss and volumes in connection with exposure deriving from commercial activities, centrally managed by the Midstream department, as well as exposure deriving from proprietary trading, exclusively managed by Eni Trading & Shipping SpA. Internal mandates to manage the commodity risk provide for a mechanism of allocation of the Group maximum tolerable risk level to each business unit. In this framework, Eni Trading & Shipping SpA, in addition to managing risk exposure associated with its own commercial activity and proprietary trading, pools the Midstream department requests for negotiating commodity derivatives and executes them on the marketplace.
According to the targets of financial structure included in the financial plan approved by the Board of Directors, Eni has decided to retain a cash reserve to face any extraordinary requirement. Such reserve is managed by Eni's finance department with the aim of optimizing the efficiency and ensuring maximum protection of the capital and its immediate liquidity within the limits assigned.
The management of strategic cash represents for Eni a new type of market risk, the price risk of strategic cash. This type of risk is part of the management of strategic cash pursued through transactions on own risk in view of optimizing financial returns, while respecting authorized risk levels, safeguarding the Company’s assets and retaining quick access to liquidity.
The four different market risks, whose management and control have been summarized above, are described below.

Exchange rate risk
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (mainly the U.S. dollar). Revenues and expenses denominated in foreign currencies may be significantly affected by exchange rates fluctuations due to conversion differences on single transactions arising from the time lag existing between execution and definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect the Group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro. Generally, an appreciation of the U.S. dollar versus the euro has a positive impact on Eni’s results of operations, and vice versa. Eni’s foreign exchange risk management policy is to minimize transactional exposures arising from foreign currency movements and to optimize exposures arising from commodity risk. Eni does not undertake any hedging activity for risks deriving from the translation of foreign currency denominated profits or assets and liabilities of subsidiaries which prepare

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financial statements in a currency other than the euro, except for single transactions to be evaluated on a case-by-case basis. Effective management of exchange rate risk is performed within Eni’s central finance department which pools Group companies’ positions, hedging the Group net exposure through the use of certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value on the basis of market prices provided by specialized info-providers. Changes in fair value of those derivatives are normally recognized through profit and loss as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. The VaR techniques are based on variance/covariance simulation models and are used to monitor the risk exposure arising from possible future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

Interest rate risk
Changes in interest rates affect the market value of financial assets and liabilities of the company and the level of finance charges. Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in the management’s finance plans. Borrowing requirements of Group companies are pooled by the Group’s central finance department in order to manage net positions and the funding of portfolio developments consistently with management’s plans while maintaining a level of risk exposure within prescribed limits. Eni enters into interest rate derivative transactions, in particular interest rate swaps, to effectively manage the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method in accordance with IAS 39. Value at risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Commodity risk
Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil and gas prices generally has a negative impact on Eni’s results of operations and vice versa, and may jeopardize the achievement of the financial targets preset in the Company’s plans and budget.
The commodity price risk arises in connection with the following exposures:
a) Strategic exposure: exposures directly identified by the Board of Directors as a result of strategic investment decisions or outside the planning horizon of risk. These exposures include those associated with the program for the production of proved and unproved oil and gas reserves, long-term gas supply contracts for the portion not balanced by ongoing or highly probable sale contracts, refining margins identified by the Board of Directors as of strategic nature (the remaining volumes can be allocated to the active management of the margin or to asset backed hedging activities) and minimum compulsory stocks.
b) Commercial exposure: includes the exposures related to the components underlying the contractual arrangements of industrial and commercial activities and, if related to take-or-pay commitments, to the components related to the time horizon of the four-year plan and budget and the relevant activities of risk management. Commercial exposures are characterized by a systematic risk management activity conducted on the basis of risk/return assumptions by implementing one or more strategies and subjected to specific risk limits (VaR, stop loss). In particular, the commercial exposures include exposures subjected to asset backed hedging activities, arising from the flexibility/optionality of assets.
c) Proprietary trading exposure: includes operations independently conducted for profit purposes in the short-term, and normally not finalized to the delivery, both within the commodity and financial markets, with the aim to obtain a profit upon the occurrence of a favorable result in the market, in accordance with specific limits of authorized risk (VaR, stop loss). In the proprietary trading exposures are included the origination activities, if not connected to contractual or physical assets.
Strategic risk is not subject to systematic activity of management/coverage that is eventually carried out only in case of specific market or business conditions. Because of the extraordinary nature, hedging activities related to strategic risks are delegated to the top management. Strategic risk is subject to measuring and monitoring but is not subject to specific risk limits. If previously authorized by the Board of Directors, exposures related to strategic risk can be used in combination with other commercial exposures

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in order to exploit opportunities for natural compensation between the risks (natural hedge) and consequently reduce the use of derivatives (by activating logics of internal market).
Eni manages exposure to commodity price risk arising in normal trading and commercial activities in view of achieving stable economic results. The commodity risk and the exposure to commodity prices fluctuations embedded in commodities quoted in currencies other than the euro at each business unit (Eni’s Divisions or subsidiaries) is pooled and managed by the Portfolio Management unit of the Midstream department for commodities, and by Eni’s finance department for exchange rate requirements. The Midstream department manages business units’ risk exposures to commodities, pooling and optimizing Group companies’ exposures and hedging net exposures on the trading venues through the trading unit of Eni Trading & Shipping SpA. In order to manage commodity price risk, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures) and derivatives traded over the counter (swaps, forward, contracts for differences and options) with the underlying commodities being crude oil, refined products or electricity. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources or, absent market prices, on the basis of estimates provided by brokers or suitable evaluation techniques.
Value at risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 95% confidence level and a one-day holding period.

Price risk of the strategic liquidity
Market risk deriving from liquidity management is identified as the possibility that changes in prices of financial instruments (bonds, money market instruments and mutual funds) would impact the value of these instruments when evaluated at fair value. In order to manage the investment activity of the strategic liquidity, Eni defined a specific investment policy with aims and constraints in terms of financial activities and operational boundaries, as well as governance guidelines regulating management and control systems. The setting up and maintenance of a reserve of liquidity is mainly aimed to: (i) guarantee of financial flexibility. Liquidity should allow Eni Group to fund any extraordinary need (such as difficulty in access to credit, exogenous shock, macroeconomic environment, as well as merger and acquisitions); and (ii) maintain/improve the current credit rating by strengthening balance sheet structure, as well as the concurrent availability of a liquidity reserve which will meet the requirements of rating agencies.
Strategic liquidity management is regulated in terms of Value at Risk (measured on the basis of a historical simulation technique, with a one-day holding period and a 99% confidence level), stop loss and other operating limits in terms of concentration, duration, ratings, liquidity and instruments to invest on. Financial leverage or short selling is not allowed. Activities in terms of strategic liquidity management started in the second half of the year 2013.
The following table shows amounts in terms of Value at Risk, recorded in the firs half 2014 (compared with 2013) relating to interest rate and exchange rate risks in the first section, and commodity risk in the second section.

(Value at risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

2013	First half 2014

(euro million)	High	Low	Average	At year end	High	Low	Average	At year end
Interest rate (a)	3.67	1.49	2.07	2.15	2.19	1.29	1.67	2.19
Exchange rate (a)	0.37	0.07	0.14	0.24	0.23	0.03	0.09	0.05

(a) Value at risk deriving from interest and exchange rates exposures include the following finance department: Eni Corporate Finance Department, Eni Finance International, Banque Eni and Eni Finance USA.

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(Value at risk - Historic simulation weighted method; holding period: 1 day; confidence level: 95%)

2013	First half 2014

(euro million)	High	Low	Average	At year end	High	Low	Average	At year end
Commercial exposures - Management Portfolio (a)	108.13	36.59	59.92	66.44	40.56	16.82	25.48	25.72
Trading (b)	7.50	1.36	4.11	2.93	5.57	1.38	3.20	3.54

(a) Refers to the Midstream Department (risk exposure from Refining & Marketing Division and Gas & Power Division), Versalis, Eni Trading & Shipping BV (Amsterdam) and subsidiaries pertaining to the Divisions outside Italy.
(b) Cross-commodity proprietary trading, both for commodity contracts and financial derivatives, refers to Eni Trading & Shipping SpA (London-Bruxelles-Singapore) and Eni Trading & Shipping Inc (Houston).

(Value at risk - Historic simulation method; holding period: 1 day; confidence level: 99%)

2013	First half 2014

(euro million)	High	Low	Average	At year end	High	Low	Average	At year end
Strategic liquidity (a)	1.07	0.32	0.89	0.92	1.18	0.84	1.00	1.14

(a) The management of the strategic liquidity portfolio started from July 2013.

Credit risk
Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. The Group manages differently credit risk depending on whether credit risk arises from exposure to financial counterparties or to customers relating to outstanding receivables.
Individual business units and Eni’s corporate financial and accounting units are responsible for managing credit risk arising in the normal course of the business. The Group has established formal credit systems and processes to ensure that before trading with a new counterpart can start, its creditworthiness is assessed. Also credit litigation and receivable collection activities are assessed. Eni’s corporate units define directions and methods for quantifying and controlling customer’s reliability. With regard to risk arising from financial counterparties deriving from current and strategic use of liquidity, Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and rating in view of optimizing the risk profile of financial activities while pursuing operational targets. Maximum limits of risk exposure are set in terms of maximum amounts of credit exposures for categories of counterparties as defined by the Company’s Board of Directors taking into account the credit ratings provided by primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Group operating finance department, including Eni’s subsidiary Eni Trading & Shipping SpA which specifically engages in commodity derivatives transactions and by Group companies and Divisions, only in the case of physical transactions with financial counterparties consistently with the Group centralized finance model. Eligible financial counterparties are closely monitored to check exposures against limits assigned to each counterparty on a daily basis.

Liquidity risk
Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace in order to meet short-term finance requirements and to settle obligations. Such a situation would negatively impact Group results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. As part of its financial planning process, Eni manages the liquidity risk by targeting such a capital structure as to allow the Company to maintain a level of liquidity adequate to the Group’s needs, optimizing the opportunity cost of maintaining liquidity reserves also achieving an efficient balance in terms of maturity and composition of finance debt. For this purpose, Eni holds a significant amount of liquidity reserve (financial assets plus committed credit lines), which aims to: (a) deal with identified risk factors that could significantly affect the cash flow expected in the Financial Plan (i.e. changes in the scenario and/or production volumes, delays in disposals, limitations in profitable acquisitions); (b) ensure a full coverage of short-term debt and the coverage of medium and long-term

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debts with a maturity of 24 months, even in case of restrictions to the credit access; and (c) ensuring the availability of an adequate level of financial flexibility to support the Group’s development plans.
The financial asset reserve is employed in short-term marketable financial instruments, favoring investments with very low risk profile. At present, the Group believes to have access to sufficient funding to meet the current foreseeable borrowing requirements as a consequence of the availability of financial assets and lines of credit and the access to a wide range of funding at competitive costs through the credit system and capital markets.
Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which about euro 13.3 billion were drawn as of June 30, 2014.
The Group has credit ratings of A and A-1, respectively for long and short-term debt assigned by Standard & Poor’s and A3 and P-2 assigned by Moody’s; the outlook is negative for Standard & Poor’s and stable for Moody’s. Eni’s credit rating is linked in addition to the Company’s industrial fundamentals and trends in the trading environment to the sovereign credit rating of Italy. On the basis of the methodologies used by Standard & Poor’s and Moody’s, a potential downgrade of Italy’s credit rating may trigger a potential knock-on effect on the credit rating of Italian issuers such as Eni and make it more likely that the credit rating of the notes or other debt instruments issued by the Company could be downgraded. Eni, through the constant monitoring of the international economic environment and continuing dialogue with financial investors and rating agencies, believes to be ready to perceive emerging critical issues screened by the financial community and to be able to react quickly to any changes in the financial and the global macroeconomic environment and implement the necessary actions to mitigate such risks, coherently with Company strategies.
In the course of the first half 2014, Eni issued a bond amounting to euro 1 billion related to the Euro Medium Term Notes Program.
As of June 30, 2014, Eni maintained short-term unused borrowing facilities of euro 12,375 million, of which euro 41 million committed. Long-term committed borrowing facilities amounted to euro 5,721 million, of which euro 150 million were due within 12 months, which were completely undrawn at the balance sheet date. These facilities bore interest rates and fees for unused facilities that reflected prevailing market conditions.
The tables below summarize the Group main contractual obligations (undiscounted) for finance debt repayments, including expected payments for interest charges, and trade and other payables maturities outstanding at period end.

Finance liability repayments including expected payments for interest charges and derivatives
The tables below summarize the Group main contractual obligations for finance liability repayments, including expected payments for interest charges and derivatives.

(euro million)	Maturity year

2014	2015	2016	2017	2018	2019 and thereafter	Total

Non-current liabilities	481	3,412	3,312	2,854	1,684	10,913	22,656
Current financial liabilities	3,238						3,238
Fair value of derivative instruments	2,259	51	106	5		32	2,453
	5,978	3,463	3,418	2,859	1,684	10,945	28,347
Interest on finance debt	397	748	690	597	469	2,128	5,029
Financial guarantees	172						172

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Trade and other payables
The tables below summarize the Group trade and other payables by maturity.

(euro million)	Maturity year

2014	2019 and thereafter	Total

Trade payables	13,540		13,540
Other payables and advances	7,691	40	7,731
	21,231	40	21,271

Expected payments by period under contractual obligations and commercial commitments
The Group has in place a number of contractual obligations arising in the normal course of the business. To meet these commitments, the Group will have to make payments to third parties. The Company’s main obligations pertain to take-or-pay clauses contained in the Company’s gas supply contracts or shipping arrangements, whereby the Company obligations consist of off-taking minimum quantities of product or service or, in case of failure, paying the corresponding cash amount that entitles the Company the right to collect the product or the service in future years. Future obligations in connection with these contracts were calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors. The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis.

(euro million)	Maturity year

2014	2015	2016	2017	2018	2019 and thereafter	Total

Operating lease obligations (a)	403	465	379	297	231	568	2,343
Decommissioning liabilities (b)	151	116	241	162	284	14,298	15,252
Environmental liabilities (c)	228	329	248	130	107	669	1,711
Purchase obligations (d)	9,054	18,252	16,504	15,803	14,939	155,384	229,936
Gas
- take-or-pay contracts	7,645	16,606	15,089	14,420	13,800	149,005	216,565
- ship-or-pay contracts	872	1,391	1,165	1,144	904	4,457	9,933
Other take-or-pay or ship-or-pay obligations	66	125	117	108	104	478	998
Other purchase obligations (e)	471	130	133	131	131	1,444	2,440
Other obligations	3	3	3	3	3	122	137
Memorandum of intent relating Val d’Agri	3	3	3	3	3	122	137
	9,839	19,165	17,375	16,395	15,564	171,041	249,379

(a) Operating leases primarily regarded assets for drilling activities, time charter and long term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of the Company to pay dividend, use assets or to take on new borrowings.
(b) Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.
(c) Environmental liabilities do not include the environmental charge of 2010 amounting to euro 1,109 million for the proposal to the Italian Ministry for the Environment to enter into a global transaction related to nine sites of national interest because the dates of payment are not reasonably estimable.
(d) Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.
(e) Mainly refers to arrangements to purchase capacity entitlements at certain re-gasification facilities in the U.S. (euro 1,874 million).

Capital expenditure commitments
In the next four years Eni expects capital expenditures of euro 53.8 billion. The table below summarizes Eni’s capital expenditure commitments for property, plant and equipment and capital projects. Capital expenditures are considered to be committed when the project has received the appropriate level of internal management approval. At this stage, procurement contracts to execute those projects have already been awarded or are being awarded to third parties.

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The amounts shown in the table below include committed expenditures to execute certain environmental projects.

Maturity year

(euro million)	2014	2015	2016	2017	2018 and thereafter	Total

Committed on major projects	5,697	5,246	4,908	3,224	17,709	36,784
Other committed projects	7,555	4,902	2,865	1,705	865	17,892
	13,252	10,148	7,773	4,929	18,574	54,676

Disclosures about the offsetting of financial instruments
The table below summarizes the disclosures about the offsetting of financial instruments.

(euro million)	Gross amount of financial assets and liabilities	Gross amount of financial assets and liabilities subject to offsetting	Net amount of financial assets and liabilities

December 31, 2013
Financial assets
Trade and other receivables	30,285	1,395	28,890
Other current assets	1,620	295	1,325
Other non-current assets	3,711	35	3,676
Financial liabilities
Trade and other liabilities	25,096	1,395	23,701
Other current liabilities	1,741	304	1,437
Other non-current liabilities	2,285	26	2,259
June 30, 2014
Financial assets
Trade and other receivables	28,520	274	28,246
Other current assets	4,033	682	3,351
Other non-current assets	3,128	133	2,995
Financial liabilities
Trade and other liabilities	21,505	274	21,231
Other current liabilities	3,451	691	2,760
Other non-current liabilities	2,238	124	2,114

The offsetting of financial assets and liabilities of euro 1,089 million (euro 1,725 million at December 31, 2013) related to the offsetting of financial derivatives by Eni Trading & Shipping SpA for euro 815 million (euro 330 million at December 31, 2013), receivables and debts pertaining to the Exploration & Production segment towards state entities for euro 154 million (euro 1,084 million at December 31, 2013) and receivables and debts pertaining to Eni Trading & Shipping Inc for euro 120 million (euro 311 million at December 31, 2013).

Disclosures on fair value of financial instruments
Following the classification of financial assets and liabilities, measured at fair value in the balance sheet, is provided according to the fair value hierarchy defined on the basis of the relevance of the inputs used in the measurement process. In particular, on the basis of the features of the inputs used in making the measurements, the fair value hierarchy shall have the following levels:
a) Level 1: quoted prices (unadjusted) in active markets for identical financial assets or liabilities;
b) Level 2: measurements based on inputs, other than quoted prices above, which, for assets and liabilities that have to be measured, can be observable directly (e.g. prices) or indirectly (e.g. deriving from prices); and
c) Level 3: inputs not based on observable market data.

Financial instruments measured at fair value in the balance sheet as of at June 30, 2014, were classified as follows: (i) level 1 "Quoted financial assets held for trading", "Financial assets available for sale",

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"Inventories - Certificates and emission rights", "Derivatives - Futures" and "Other investments" valued at fair value; and (ii) level 2, derivative instruments different from "Non-quoted financial assets held for trading", "Derivative financial instruments other than futures" included in "Other current assets", "Other non-current assets", "Other current liabilities" and "Other non-current liabilities". During the first half 2014, there were no transfers between the different hierarchy levels of fair value.
The table below summarizes the amount of financial instruments valued at fair value:

(euro million)	December 31, 2013	June 30, 2014

Note	Level 1	Level 2	Level 1	Level 2

Current assets
Quoted financial assets held for trading	(5)	4,461		4,753
Non-quoted financial assets held for trading	(5)		543		267
Financial assets available for sale	(6)	235		244
Inventories - Certificates and emission rights	(8)	22		17
Derivatives - Future	(9)	64
Cash flow hedge derivatives	(9)		14		155
Non-hedging and trading derivatives	(9)		654		2,337
Non-current assets
Other investments valued at fair value	(12)	2,770		2,158
Other investments valued at fair value held for sale	(24)		2,131
Cash flow hedge derivatives	(15)		6
Non-hedging derivatives	(15)		256		216
Current liabilities
Derivatives - Futures	(19)	12		32
Cash flow hedge derivatives	(19)		213
Non-hedging and trading derivatives	(19)		770		2,227
Non-current liabilities
Cash flow hedge derivatives	(23)		1
Non-hedging derivatives	(23)		282		194

Legal Proceedings
Eni is a part to a number of civil actions and administrative arbitral and other judicial proceedings arising in the ordinary course of business.
The following is a summary of the most significant proceedings currently pending for which significant developments occurred in the first half of 2014 with respect to the situation reported in the Annual Report 2013, including new proceedings. Unless otherwise is indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision cannot be estimated reliably.

1. Environment

1.1 Civil and administrative proceedings in the matters of environment, health and safety
(i) Syndial SpA (former EniChem SpA) - Summon for alleged environmental damage caused by DDT pollution in the Lake Maggiore - Prosecuting body: Ministry of the Environment. In May 2003, the Ministry of the Environment summoned Syndial (former EniChem) to obtain a sentence condemning the Eni subsidiary to compensate an alleged environmental damage caused by the activity of the Pieve Vergonte plant in the years 1990 through 1996. With a temporarily executive sentence dated July 3, 2008, the District Court of Turin sentenced the subsidiary Syndial SpA to compensate environmental damages amounting to euro 1,833.5 million, plus legal interests that accrued from the filing of the decision. Syndial and Eni technical-legal consultants have considered the decision and the amount of the compensation to be without factual and legal basis and have concluded that a negative outcome of this proceeding is unlikely. Particularly, Eni and its subsidiary deem the amount of the environmental damage to be absolutely wholly groundless as the sentence has been considered to lack sufficient elements to support such a material amount of the liability charged to Eni and its subsidiary with respect to the volume of pollutants ascertained by the Italian environmental minister. Based on these technical-legal advices also supported by external

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accounting consultants, no provisions have been made against the proceeding. In July 2009, Syndial filed an appeal against the above mentioned sentence, and consequently the proceeding continued before a second degree court. In the hearing of June 15, 2012, before the Second Degree Court of Turin, the Minister of the Environment, formalized trough the Board of State Lawyers its decision to not execute the sentence until a final verdict on the whole matter is reached. The Second Degree Court requested Syndial to stand as defendant and then requested a technical appraisal of the matter. This technical appraisal reached a favorable outcome for Syndial; however such outcome has been questioned by the Board of State Lawyers. The hearing for the discussion of the conclusions was held on May 2, 2014. The Judge set the deadline for the filing of conclusions and replies. The ruling is expected in December 2014.

(ii) Kashagan. On March 7, 2014, the Atyrau Region Environmental Department (ARED) launched a series of civil claims against the consortium developing the Kashagan field. These proceedings allege to certain emissions associated with gas flaring occurring during commissioning have resulted in infringements of environmental laws and environmental damages. The aggregate value of the civil claims is approximately US $730 million (KZT 134 billion), of which Eni’s share would be approximately US $123 million (KZT 22.5 billion). The Kashagan project’s consortium disputes these allegations.

(iii) Syndial SpA and Versalis SpA - Summon for alleged environmental damage caused by illegal waste disposal in the municipality of Melilli (Sicily). In May 2014, the municipality of Melilli summoned Eni’s subsidiaries Syndial, Versalis and SMA.RI Srl for the environmental damage allegedly caused by carrying out illegal waste disposal activities and unauthorized landfill by the mentioned Eni’s companies. In particular, the arraignment concerns the responsibilities of Syndial and Versalis for the production of waste, acting in quality of commissioners, because the source of the dangerous waste (in particular, the waste with high mercury concentration and railway sleepers no longer in use) would have been allegedly traced back to the Priolo and Gela industrial sites that are managed by the above mentioned Eni’s subsidiaries. This proceeding is part of a larger criminal procedure which took place in 2001-2003 with regard to the so-called "the Red Sea case". Such waste would have been illegally disposed at the SMA.RI’s unauthorized landfill (this landfill is located about 2 kilometers from the town of Melilli). The damage is estimated at euro 500 million or another amount which will be defined during the trial. The first hearing, set for November 10, 2014, will be held by the court of Siracusa.

1.2 Antitrust, EU Proceedings, Actions of the Authority for Electricity, Gas and Water and of Other Regulatory Authorities
(i) Eni SpA - Preliminary investigation of the Italian Authority for Electricity Gas and Water (AEEG) about the invoicing to retail clients of gas and electricity. With the resolution 477/2013/S/Com published on October 31, 2013, the Italian AEEG resolved to commence a preliminary investigation to ascertain whether Eni violated certain administrative provisions that regulate the periodical invoicing in the retail selling of gas and electricity. The investigation also includes alleged delays in the invoice of certain documentation which is required in case of change of supplier. Upon the finalization of the investigation, the AEEG may impose an administrative sanction including a possible fine in accordance to Law No. 481/1995, which can currently not be estimated. With the deliberation 306/2014/S/com published on July 1, 2014, the AEEG accepted Eni’s commitments, presented in order to close the preliminary investigation without verification of the illicit behavior and without sanctions and launched a consultation process of 30 days, in order to allow interested third parties to state their opinions. Later, based also on the expressed observations, the AEEG will decide whether to approve and make binding Eni’s commitments or to reject them and to continue the preliminary investigation. The proceeding is currently suspended until final provision on the commitments’ assessment is published by the AEEG.

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2. Court inquiries and of Other Regulatory Authorities

(i) Alleged international corruption in the acquisition of Block OPL 245 Nigeria – Prosecuting body: Public Prosecutor in Milan. On July 2, 2014, the Italian Public Prosecutor in Milan served Eni with a notice of investigation relating to potential liability on the part of Eni arising from alleged international corruption, pursuant to Italian Legislative Decree No. 231/2001 whereby companies are liable for the crimes committed by their employees when performing their tasks. According to the notice, the Prosecutor has commenced investigations involving a third party external to the Group and other unidentified persons. As part of the proceeding, Eni was also subpoenaed for documents and other evidence. According to the subpoena, the proceeding was commenced following a claim filed by ReCommon NGO relating to alleged corruptive practices which according to the Prosecutor would have allegedly involved the Resolution Agreement made on April 29, 2011 relating to the Oil Prospecting license of the offshore oilfield that was discovered in Block 245 in Nigeria. Eni is fully cooperating with the Prosecutor and has promptly filed the requested documentation. Furthermore, Eni has reported the matter to the US Department of Justice and the US SEC. Finally, the Eni Watch Structure jointly with the Eni’s Board of Statutory auditors resolved to engage outside consultants, expert in anticorruption, to conduct a forensic, independent review of the matter, upon informing the judicial authorities. The findings of this review will be transmitted to the judicial authorities to ensure the highest possible degree of transparency and collaboration.

(ii) Eni SpA Refining & Marketing Division – Criminal proceedings on fuel excise tax (Criminal proceeding n. 6159/10 RGNR the Italian Public Prosecutor in Frosinone and criminal proceeding No. 7320/14 RGNR the Italian Public Prosecutor in Rome). Two criminal proceedings are currently pending, relating to alleged evasion of excise taxes in the context of the retail sales at the fuel market. In particular, the claim states that the quantity of oil products marketed by Eni was larger than the quantity subjected to the excise tax. The first proceeding, opened by the Public Prosecutor’s Office of Frosinone against a third company (Turrizziani Petroli) purchaser of Eni’s fuel, is still pending in the phase of the preliminary investigation. This investigation was subsequently extended to Eni. The Company provided all data and information concerning the performance of the excise tax obligations for the quantities of fuel coming from the storage sites of Gaeta, Naples and Livorno. Eni ensured the best possible collaboration, handing in all the required documentation with promptness. Such proceeding referred to quantities of oil products sold by Eni, allegedly larger than the quantity subjected to the excise tax. After the ending of the investigation, the Fiscal Police from Frosinone, along with the local Customs Agency, in November 2013 issued a claim related to the evasion of the payment of excise taxes in the 2007-2012 periods for euro 1.55 million. In May 2014, the Customs Agency of Rome issued a payment notice relating to the above mentioned claim which was filed by the Fiscal Police and Customs Agency of Frosinone. The Company immediately appealed to the Tributary Commission. The second proceeding, opened by the Public Prosecutor’s Office of Rome, regarded alleged evasion of excise tax payment on the surplus of the unloading products, as quantity of such products was larger than the quantity reported in the supporting fiscal documents. This proceeding represents a development of the first proceeding above mentioned, and substantially concerns similar facts, with however some differences with regard to both the nature of the contested crimes and the responsibility subjected to verification. In fact, the Public Prosecutor’s Office of Rome has stated the alleged existence of a criminal conspiracy aimed at the habitual subtraction of oil products at all of the 22 storage sites which are operated by Eni over the national territory. Eni is cooperating with prosecutor in order to prove the correctness of its operation. Moreover, at the Company’s request, the National association of refiners asked the Italian Customs Agency to provide its advice on the correctness of the operating models adopted by Eni.

3. Tax Proceedings

Italy
(i) Libya. To finance the infrastructural projects provided by the Treaty of Friendship, Partnership and Cooperation between Italy and Libya, signed in Benghazi on August 30, 2008, the Law No. 7/2009

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introduced an additional income tax with a rate of 4% due on a taxable basis represented by the commercial profit before tax when the comprehensive income tax rate is lower than 19%. Eni started the procedure for the refund of such additional income tax paid for the fiscal year 2009 with the competent Tax Court claiming a double taxation effect on dividends received from European subsidiaries in violation of the Parent – Subsidiary Directive (Directive 90/435/EEC). In December 2013, the Second Degree Tax Court of Rome ruled in favor of Eni and recognized its right to be refunded. The Italian Tax Administration has not challenged this decision which became final in June 2014. The decision specifically provides the refund of a part of the additional tax paid for the fiscal year 2009 for an amount of about euro 76 million. Eni is verifying the possible effect of the decision on the payments already made in the past fiscal years (2010-2011-2012) and on the future payments: for this purpose Eni has also filed a ruling request to the competent Tax Authorities.

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28 Revenues

The following is a summary of the main components of "Revenues". For more information about changes in revenues, see "Financial review".
Net sales from operations were as follows:

(euro million)	First half 2013	First half 2014

Revenues from sales and services	59,329	55,736
Change in contract work in progress	(42)	820
	59,287	56,556

Net sales from operations were stated net of the following items:

(euro million)	First half 2013	First half 2014

Excise taxes	6,337	5,998
Exchanges of oil sales (excluding excise taxes)	822	813
Services billed to joint venture partners	2,189	2,232
Sales to service station managers for sales billed to holders of credit cards	968	909
	10,316	9,952

Revenues from sales and services of euro 56,556 million included revenues recognized in connection with contract works in the Engineering & Construction segment for euro 5,506 million of which euro 425 million related to additional considerations under negotiation (additional consideration measured on the base of the stage of completion for a total amount of euro 926 million as of June 30, 2014).
Net sales from operations by industry segment are disclosed in note 34 - Information by industry segment.
Net sales from operations with related parties are disclosed in note 35 - Transactions with related parties.

29 Operating expenses

The following is a summary of the main components of "Operating expenses". For more information about changes in operating expenses, see "Financial review".

Purchase, services and other

(euro million)	First half 2013	First half 2014

Production costs - raw, ancillary and consumable materials and goods	36,082	32,551
Production costs - services	8,702	8,499
Operating leases and other	1,703	1,906
Net provisions for contingencies	169	146
Other expenses	584	462
	47,240	43,564
less:
- capitalized direct costs associated with self-constructed assets	(193)	(218)
	47,047	43,346

Services included brokerage fees related to the Engineering & Construction segment for euro 1 million (euro 2 million in the first half of 2013).
New or increased risk provisions net of reversal of unused provisions amounted to euro 146 million (euro 169 million in the first half of 2013) and mainly related to environmental risks for euro 78 million (euro 55 million in the first half of 2013) and long-term construction contracts for euro 11 million (euro 92 million in the first half of 2013). More information is provided in note 21 - Provisions.

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Payroll and related costs

(euro million)	First half 2013	First half 2014

Payroll and related cost	2,700	2,832
less:
- capitalized direct costs associated with self-constructed assets	(114)	(116)
	2,586	2,716

Stock-based compensation
In 2009, Eni suspended the incentive plan based on the stock option assignment to managers of Eni and its subsidiaries as defined in Article 2359 of the Italian Civil Code. No significant changes were made to these plans as they were described in the Annual Report 2013.

Average number of employees
The Group average number and breakdown of employees by category is reported below:

First half 2013	First half 2014

(number)	Consolidated subsidiaries	Joint operations	Consolidated subsidiaries	Joint operations

Senior managers	1,452	17	1,467	18
Junior managers	13,342	70	13,727	73
Employees	38,785	334	40,102	357
Workers	25,649	291	27,848	297
	79,228	712	83,144	745

The average number of employees was calculated as the average between the number of employees at the beginning and end of the period. The average number of senior managers included managers employed and operating in foreign Countries, whose position is comparable to a senior manager status.

Other operating income (loss)

(euro million)	First half 2013	First half 2014

Net loss on cash flow hedging derivatives	(4)	(12)
Net income on other derivatives	(6)	415
	(10)	403

Net loss on cash flow hedging derivatives related to the ineffective portion of the hedging relationship on commodities which was recognized through profit and loss in the Gas & Power segment.
Net loss on other derivatives related to: (i) gains and losses on fair value measurement and settlement of commodity derivatives entered by the Gas & Power segment for trading purposes and proprietary trading (net gain of euro 117 million); (ii) gains and losses on fair value measurement and settlement of commodity derivatives which could not be elected for hedge accounting under IFRS because they related to net exposure to commodity risk (net gain of euro 306 million); (iii) fair value evaluation at certain derivatives embedded in the pricing formulas of long-term gas supply contracts (net loss of euro 8 million).
Operating expenses with related parties are reported in note 35 - Transactions with related parties.

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Depreciation, depletion, amortization and impairments

(euro million)	First half 2013	First half 2014

Depreciation, depletion and amortization	4,597	4,814
Impairments	136	381
less:
- revaluations	(48)	(3)
- capitalized direct costs associated with self-constructed assets	(4)	(4)
	4,681	5,188

30 Finance income (expense)

(euro million)	First half 2013	First half 2014

Finance income (expense)
Finance income	3,214	3,361
Finance expense	(3,805)	(3,837)
Net income on financial assets held for trading		16
	(591)	(460)
Gain (loss) on derivative financial instruments	(19)	(33)
	(610)	(493)

The breakdown of net finance gains or losses is provided below:

(euro million)	First half 2013	First half 2014

Finance income (expense) related to net borrowings
Interest and other finance expense on ordinary bonds	(364)	(377)
Interest due to banks and other financial institutions	(94)	(83)
Interest from banks	24	13
Interest and other income on financing receivables and securities held for non-operating purposes	32	14
Net finance income on financial assets held for trading		16
	(402)	(417)
Exchange differences
Positive exchange differences	3,091	3,234
Negative exchange differences	(3,180)	(3,220)
	(89)	14
Other finance income (expense)
Capitalized finance expense	79	77
Interest and other income (expense) on financing receivables and securities held for operating purposes	25	34
Finance expense due to passage of time (accretion discount) (a)	(132)	(138)
Other finance income (expense)	(72)	(30)
	(100)	(57)
	(591)	(460)

(a) The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

Net finance gains or losses on derivative financial instruments consisted of the following:

(euro million)	First half 2013	First half 2014

Derivatives on exchange rate	(18)	(54)
Derivatives on interest rate	30	31
Options	(31)	(10)
	(19)	(33)

Net loss from derivatives of euro 33 million (net loss of euro 19 million in the first half of 2013) was recognized in connection with fair value valuation of certain derivatives which lacked the formal criteria to be treated in accordance with hedge accounting under IFRS as they were entered into for amounts equal to the net exposure to exchange rate risk and interest rate risk, and as such, they cannot be referred to specific trade or financing transactions. Exchange rate derivatives were entered into in order to manage exposures to foreign currency exchange rates arising from the pricing formulas of commodities in the Gas & Power

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segment. The lack of formal requirements to qualify these derivatives as hedges under IFRS also entailed the recognition in profit or loss of currency translation differences on assets and liabilities denominated in currencies other than functional currency, as this effect cannot be offset by changes in the fair value of the related instruments. Net loss on options of euro 10 million related to the measurement at fair value of the options embedded in the bonds convertible into ordinary shares of Galp Energia SGPS SA (income of euro 12 million) and Snam SpA (loss of euro 22 million). More information is provided in note 20 - Long-term debt and current maturities of long-term debt.
More information is provided in note 35 - Transactions with related parties.

31 Income (expense) from investments

Share of profit (loss) of equity-accounted investments

(euro million)	First half 2013	First half 2014

Share of profit of equity-accounted investments	197	156
Share of loss of equity-accounted investments	(41)	(39)
Decreases (increases) in provisions for losses on investments	5	(6)
	161	111

More information is provided in note 12 - Equity-accounted investments.

Other gain (loss) from investments

(euro million)	First half 2013	First half 2014

Dividends	306	174
Gains on disposals, net	174	99
Other income, net	(9)	237
	471	510

Dividend income for euro 174 million (euro 306 million in the first half of 2013) primarily related to the Nigeria LNG Ltd for euro 80 million (euro 199 million in the first half of 2013), Snam SpA for euro 43 million (the same amount in the first half of 2013) and Galp Energia SGPS SA for euro 10 million (euro 23 million in the first half of 2013).
Net gains on disposals amounted to euro 99 million (euro 174 million in the first half of 2013) and related for euro 96 million to the divestment of 8.15% of the share capital of Galp Energia SGPS SA, of which euro 77 million related to the reversal of the fair value evaluation reserve (euro 95 million related to the divestment of 8% of the share capital, of which euro 65 million related to the reversal of the fair value evaluation reserve in the first half of 2013); in addition, the divestment of 11.69% of the share capital of Snam SpA for euro 75 million, of which euro 8 million related to the reversal of the fair value evaluation reserve in the first half 2013.
Other net income of euro 237 million (net loss of euro 9 million in the first half 2013) related to the remeasurement at market fair value of 288.7 million shares of Snam SpA for euro 96 million (loss of euro 6 million in the first half 2013) and 66.3 million shares of Galp Energia SGPS SA for euro 97 million (loss of euro 26 million in the first half 2013) underlying convertible bonds issued by Snam on January 18, 2013 and by Galp on November 30, 2012 and to which the fair value option was applied.

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32 Income taxes

(euro million)	First half 2013	First half 2014

Current taxes:
- Italian subsidiaries	279	149
- foreign subsidiaries	4,036	3,617
	4,315	3,766
Net deferred taxes:
- Italian subsidiaries	(496)	64
- foreign subsidiaries	106	281
	(390)	345
	3,925	4,111

The effective tax rate was 68.2% (73.2% in the first half of 2013) compared with a statutory tax rate of 33.1% (44.5% in the first half of 2013). This was calculated by applying the Italian statutory tax rate on corporate profit of 27.5% (38.0%2 in the first half 2013) and a 3.5% corporate tax rate applicable to the net value of production (3.9% in the first half 2013) as provided for by Italian laws. This difference is the consequence of the impact of the net profit reported by the foreign companies of the Exploration & Production segment which are subjected to a higher tax rate compared to the Italian statutory tax rate.

33 Earnings per share

Basic earnings per ordinary share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average number of ordinary shares issued and outstanding during the period, excluding treasury shares.
The average number of ordinary shares used for the calculation of the basic earnings per share outstanding for the first half of 2013 and 2014, was 3,622,797,043 and 3,614,997,939, respectively.
Diluted earnings per share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average number of shares fully-diluted including shares outstanding in the period, excluding treasury shares, including the number of potential shares outstanding in connection with stock-based compensation plans.
As of June 30, 2013 and 2014, there are no treasury shares that could be potentially issued and, therefore, the weighted-average number of shares used in the calculation of the basic earnings coincides to the weighted-average number of shares used in the calculation of diluted earnings.

First half 2013	First half 2014

Average number of shares used for the calculation of the basic and diluted earnings per share		3,622,797,043	3,614,997,939
Eni’s net profit	(euro million)	1,818	1,961
Basic and diluted earning per share	(euro per share)	0.50	0.54

(2) Includes a 5.5 percentage points supplemental tax rate on taxable profit of energy companies in Italy (whose primary activity is the production and marketing of hydrocarbons and electricity and with annual revenues in excess of euro 25 million) effective from January 1, 2008 and further increases of 1 percentage point effective from January 1, 2009, pursuant to the Law Decree No. 112/2008 (converted into Law No. 133/2008) and 4 percentage points effective from January 1, 2011, pursuant the Law Decree No. 138/2011 (converted into Law No. 148/2011) which enlarged the scope of application to include renewable energy companies and gas transport and distribution companies. These supplemental tax rates are not applicable to Eni in the first half of 2014.

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34 Information by industry segment

Information by industry segment

(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Intragroup profits	Total

First half 2013
Net sales from operations (a)	15,614	17,415	29,683	3,063	5,001	680	48	(27)
Less: intersegment sales	(8,718)	(637)	(1,579)	(150)	(461)	(622)	(23)
Net sales to customers	6,896	16,778	28,104	2,913	4,540	58	25	(27)	59,287
Operating profit	7,435	(531)	(541)	(278)	(476)	(154)	(193)	76	5,338
Provisions for contingencies	34	(59)	18	7	87	30	61	(9)	169
Depreciation, amortization and impairments	3,850	198	210	48	356	30	2	(13)	4,681
Share of profit (loss) of equity-accounted investments	78	57	4	(1)	9	7	7		161
Identifiable assets (b)	60,600	19,415	15,246	3,311	14,515	1,019	299	(683)	113,722
Unallocated assets									24,165
Equity-accounted investments	2,216	996	70	127	184	14	36		3,643
Identifiable liabilities (c)	15,769	9,520	6,310	678	5,822	1,475	2,817	(13)	42,378
Unallocated liabilities									33,792
Capital expenditures	4,893	83	228	111	490	107	5	30	5,947
First half 2014
Net sales from operations (a)	14,802	14,782	28,686	2,804	5,966	671	34	(31)
Less: intersegment sales	(8,286)	(529)	(1,131)	(124)	(460)	(608)	(20)
Net sales to customers	6,516	14,253	27,555	2,680	5,506	63	14	(31)	56,556
Operating profit	6,221	653	(623)	(286)	291	(143)	(145)	(67)	5,901
Provisions for contingencies	11	(10)	59	(9)	18	61	29	(13)	146
Depreciation, amortization and impairments	4,261	165	318	56	362	33	5	(12)	5,188
Share of profit (loss) of equity-accounted investments	57	35	6	(2)	15				111
Identifiable assets (b)	62,949	15,852	15,089	3,121	14,830	1,051	250	(865)	112,277
Unallocated assets									27,799
Equity-accounted investments	1,773	912	73	146	174		34		3,112
Identifiable liabilities (c)	16,725	7,812	6,616	651	5,534	1,484	2,684	(79)	41,427
Unallocated liabilities									37,388
Capital expenditures	4,688	75	229	125	329	46	7	25	5,524

(a) Before elimination of intersegment sales.
(b) Includes assets directly associated with the generation of operating profit.
(c) Includes liabilities directly associated with the generation of operating profit.

The new provisions of IFRS 10 and IFRS 11 were applied retrospectively by adjusting the opening balance sheet as of January 1, 2013 and the profit and loss account for the first half 2013.
Environmental provisions incurred by Eni SpA due to intercompany guarantees on behalf of Syndial have been reported within the segment reporting unit "Other activities".
Intersegment revenues are conducted on an arm’s length basis.

Contents
Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements

35 Transactions with related parties

In the ordinary course of its business Eni enters into transactions regarding:
(a)	exchanges of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries;
(b)	exchanges of goods and provision of services with entities controlled by the Italian Government;
(c)	contributions to entities with a non-company form with the aim to develop solidarity, culture and research initiatives. In particular these related to: (i) Eni Foundation established by Eni as a non-profit entity with the aim of pursuing exclusively solidarity initiatives in the fields of social assistance, health, education, culture and environment as well as research and development; (ii) Eni Enrico Mattei Foundation established by Eni with the aim of enhancing, through studies, research and training initiatives, knowledge in the fields of economics, energy and environment, both at the national and international level.
Transactions with related parties were conducted in the interest of Eni companies and, with exception of those with entities with the aim to develop solidarity, culture and research initiatives, on arm’s length basis.
Investments in subsidiaries, joint arrangements and associates as of June 30, 2014 are presented in annex "List of companies owned by Eni SpA as of June 30, 2014".

Trade and other transactions with related parties

(euro million)	December 31, 2013	First half 2013

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income

Joint arrangements and associates
Agiba Petroleum Co	1	69			55
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	42	16	6,122		3			15
CEPAV (Consorzio Eni per l'Alta Velocità) Due	78	165			29			71
EnBW Eni Verwaltungsgesellschaft mbH	33						196
InAgip doo	57	22		2	14
Karachaganak Petroleum Operating BV	26	220		571	127	7		7
KWANDA - Suporte Logistico Lda	55	5			1			4
Mellitah Oil & Gas BV	7	61		9	65			1
Petrobel Belayim Petroleum Co	32	360			275			14
Petromar Lda	71	7	29		5			30
PetroSucre SA	57							1
Unión Fenosa Gas Comercializadora SA	23	1					129
Unión Fenosa Gas SA	2	1	57		16		16
Other (*)	123	182	18	4	74	3	101	20	2
	607	1,109	6,226	586	664	10	442	163	2
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	115	153			254	21		357	2
Eni BTC Ltd			147
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	62	1	10					1
Other (*)	14	56	2	2	21		7	1	3
	191	210	159	2	275	21	7	359	5
	798	1,319	6,385	588	939	31	449	522	7
Entities controlled by the Government
Enel Group	134	29		3	418		10	65		(1)
Snam Group	337	564	13	48	1,102		385	138
GSE - Gestore Servizi Energetici	86	135		430		33	186	11	1
Terna Group	43	58		56	71	9	60	24	1	11
Other entities controlled by the Government (*)	47	70		4	50		28	2
	647	856	13	541	1,641	42	669	240	2	10
Pension funds and foundations		2			2	17
Total	1,445	2,177	6,398	1,129	2,582	90	1,118	762	9	10

(*) Each individual amount included herein was lower than euro 50 million.

Contents
Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements

(euro million)	June 30, 2014	First half 2014

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income

Joint ventures and associates
Agiba Petroleum Co	1	78			74
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	35	11	6,267					1
CEPAV (Consorzio Eni per l'Alta Velocità) Due	101	89			68			69
EnBW Eni Verwaltungsgesellschaft mbH	84						113	4	1
InAgip doo	54	18			27		1	6
Karachaganak Petroleum Operating BV	99	286		627	130	8		11
KWANDA - Suporte Logistico Lda	58	8			1	3		4
Mellitah Oil & Gas BV	17	35		13	143			4
Petrobel Belayim Petroleum Co	32	391			274			42
Petromar Lda	92	7	22		1			31
South Stream Transport BV								258	1
Unión Fenosa Gas Comercializadora SA	11						83
Unión Fenosa Gas SA			57		1	1
Other (*)	64	43		8	81		52	36	11
	648	966	6,346	648	800	12	249	466	13
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	98	125			179	6		90	2
Eni BTC Ltd			148
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	58	1	10					2
Nigerian Agip CPFA Ltd		52
Other (*)	17	13	2		5		3
	173	191	160		184	6	3	92	2
	821	1,157	6,506	648	984	18	252	558	15
Entities controlled by the Government
Enel Group	150	40			461		80	90		138
Snam Group	194	343	9	14	991	3	178	34	3	9
GSE - Gestore Servizi Energetici	77	113		254		26	63	9	1
Terna Group	43	61		40	79	3	74	14	9	3
Other entities controlled by the Government (*)	49	61		3	37	1	23
	513	618	9	311	1,568	33	418	147	13	150
Pension funds and foundations		2			2	19
Total	1,334	1,777	6,515	959	2,554	70	670	705	28	150

(*) Each individual amount included herein was lower than euro 50 million.

Most significant transactions with joint arrangements, associates and non-consolidated subsidiaries concerned:
-	provisions of specialized services in upstream activities and Eni’s share of expenses incurred to develop oil fields from Agiba Petroleum Co, Agip Kazakhstan North Caspian Operating Co NV, Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co and, only for Karachaganak Petroleum Operating BV, purchase of oil products and for Agip Kazakhstan North Caspian Operating Co NV, provisions of services by the Engineering & Construction segment; services charged to Eni’s associates are invoiced on the basis of incurred costs;
-	transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Verona with CEPAV (Consorzio Eni per l’Alta Velocità) Due;
-	transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Bologna with CEPAV (Consorzio Eni per l’Alta Velocità) Uno and related guarantees;
-	sale of natural gas to EnBW Eni Verwaltungsgesellschaft mbH and Unión Fenosa Gas SA;
-	transactions with inAgip doo related to the redetermination of the interest in an offshore field located in the Adriatic Sea;
-	planning, construction and technical assistance to support by KWANDA - Suporte Logistico Lda and Petromar Lda and, only for Petromar Lda, guarantees issued in relation to contractual commitments related to the execution of project planning and realization;
-	engineering and technical assistance to South Stream Transport BV in relation to the construction of the first line of the submarine gas pipeline South Stream;
-	performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations and sales of LNG;

Contents
Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements

-	guarantees issued in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd;
-	services for the environmental restoration to Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation);
-	debt due to Nigerian Agip CPFA Ltd related to Nigerian companies’ pension fund contributions.
The most significant transactions with entities controlled by the Italian Government concerned:
-	sale of fuel oil, sale and purchase of electricity, acquisition of electricity transmission services and fair value of derivative financial instruments with Enel group;
-	acquisition of natural gas transportation, distribution and storage services on the basis of tariffs set by the Italian Regulatory Authority for Electricity, Gas and Water and supply of natural gas on the basis of prices referred to the quotations of the main energy commodities, as they would be conducted on an arm’s length basis with Snam group;
-	sale and purchase of electricity, the acquisition of domestic electricity transmission service and the fair value of derivative financial instruments included in the prices of electricity related to sale/purchase transactions with Terna group;
-	sale and purchase of electricity and green certificates with GSE - Gestore Servizi Energetici.
Transactions with pension funds and foundation concerned:
-	provisions to pension funds for euro 19 million;
-	contributions to Eni Enrico Mattei Foundation for euro 2 million.

Financing transactions with related parties

(euro million)	December 31, 2013	First half 2013

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and associates
CARDáN IV SA	236				4
CEPAV (Consorzio Eni per l'Alta Velocità) Due			150
Matrìca SpA	100
Shatskmorneftegaz Sarl	51
Société Centrale Electrique du Congo SA	74		5
Unión Fenosa Gas SA		120
Other (*)	281	86	15	55	3
	742	206	170	55	7
Unconsolidated entities controlled by Eni
Other (*)	59	57	1		1
	59	57	1		1
Entities controlled by the Government
Cassa Depositi e Prestiti Group					3
Other (*)		1
		1			3
Total	801	264	171	55	11

(*) Each individual amount included herein was lower than euro 50 million.

Contents
Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements

(euro million)	June 30, 2014	First half 2014

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and associates
CARDáN IV SA	356				11
CEPAV (Consorzio Eni per l'Alta Velocità) Due			150
Matrica SpA	185				5
Société Centrale Eletrique du Congo SA	75		5
Unión Fenosa Gas SA		153
Other (*)	84	11	15	18	2
	700	164	170	18	18
Unconsolidated entities controlled by Eni
Other (*)	64	85	1		1
	64	85	1		1
Total	764	249	171	18	19

(*) Each individual amount included herein was lower than euro 50 million.

Most significant transactions with joint arrangements, associates and non-consolidated subsidiaries concerned:
-	financing loans granted to CARDáN IV SA for the exploration and development activities of a gas field and to Société Centrale Electrique du Congo SA for the construction of an electric plant in Congo;
-	bank debt guarantees issued on behalf of CEPAV (Consorzio Eni per l’Alta Velocità) Due;
-	financing loans granted to Matrìca SpA in relation to the "Green Chemistry" project at the Porto Torres plant;
-	a cash deposit at Eni’s financial companies on behalf of Unión Fenosa Gas SA.

Impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows
The impact of transactions and positions with related parties on the balance sheet consisted of the following:

(euro million)	December 31, 2013	June 30, 2014

Total	Related parties	Impact %	Total	Related parties	Impact %

Trade and other receivables	28,890	1,869	6.47	28,246	1,794	6.35
Other current assets	1,325	15	1.13	3,351	34	1.01
Other non-current financial assets	858	320	37.30	975	228	23.38
Other non-current assets	3,676	42	1.14	2,995	42	1.40
Current financial liabilities	2,553	264	10.34	3,238	249	7.69
Trade and other payables	23,701	2,160	9.11	21,231	1,732	8.16
Other current liabilities	1,437	17	1.18	2,760	25	0.91
Other non-current liabilities	2,259			2,114	20	0.95

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

(euro million)	First half 2013	First half 2014

Total	Related parties	Impact %	Total	Related parties	Impact %

Net sales from operations	59,287	1,880	3.17	56,556	1,375	2.43
Other income and revenues	375	9	2.40	192	28	14.58
Purchases, services and other	47,047	3,794	8.06	43,346	3,564	8.22
Payroll and related costs	2,586	7	0.27	2,716	19	0.70
Other operating income (expense)	(10)	10	..	403	150	37.22
Financial income	3,214	11	0.34	3,361	19	0.57
Financial expense	3,805	55	1.45	3,837	18	0.47

Transactions with related parties were part of the ordinary course of Eni’s business and were mainly conducted on an arm’s length basis.

Contents
Eni Interim Consolidated Report / Notes to the condensed consolidated interim financial statements

Main cash flows with related parties are provided below:

(euro million)	First half 2013	First half 2014

Revenues and other income	1,889	1,403
Costs and other expenses	(3,285)	(3,046)
Other operating income (loss)	10	150
Net change in trade and other receivables and liabilities	56	(307)
Net interests	11	19
Net cash provided from operating activities	(1,319)	(1,781)
Capital expenditures in tangible and intangible assets	(516)	(537)
Net change in accounts payable and receivable in relation to investments	(150)	11
Change in financial receivables	1,289	42
Net cash used in investing activities	623	(484)
Change in financial liabilities	49	(17)
Net cash used in financing activities	49	(17)
Total financial flows to related parties	(647)	(2,282)

The impact of cash flows with related parties consisted of the following:

(euro million)	First half 2013	First half 2014

Total	Related parties	Impact %	Total	Related parties	Impact %

Cash provided from operating activities	4,815	(1,319)	..	5,740	(1,781)	..
Cash used in investing activities	(2,681)	623	..	(2,758)	(484)	17.55
Cash used in financing activities	(1,983)	49	..	(1,887)	(17)	0.90

36 Significant non-recurring events and operations
In the first half of 2013 and 2014, no non-recurring events and operations were reported.

37 Positions or transactions deriving from atypical and/or unusual operations
In the first half of 2013 and 2014, no transactions deriving from atypical and/or unusual operations were reported.

38 Subsequent events
No significant events were reported after June 30, 2014.

Contents

Certification pursuant to rule 154-bis, paragraph 5 of the Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1.

The undersigned Claudio Descalzi and Massimo Mondazzi, in their respective role as Chief Executive Officer and officer responsible for the preparation of financial reports of Eni, also pursuant to rule 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, hereby certify that internal controls over financial reporting in place for the preparation of the condensed consolidated interim financial statements as of June 30, 2013 and during the period covered by the report, were:
• adequate to the Company structure, and
• effectively applied during the process of preparation of the report.

2.

Internal controls over financial reporting in place for the preparation of the 2014 condensed consolidated interim financial statements have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control-Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3.	In addition, we certify that:

3.1	These condensed consolidated interim financial statements as of June 30, 2014:
a)

have been prepared in accordance with applicable international accounting standards recognised by the European Community pursuant to Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002;

	b)	correspond to the information in the accounting books and entries;
c)

fairly and truly represent the financial position, the performance and the cash flows of the issuer and the companies included in the scope of consolidation as of, and for, the period presented in this report.

3.2

The interim operating and financial review includes a reliable analysis of the material events occurred during the first half of 2014 and their impact on condensed consolidated interim financial statements, as well as a description of the main risks and uncertainties for the second half of the year. The interim operating and financial review contains a reliable analysis of the disclosure on significant related-partly transactions.

July 30, 2014

/s/ Claudio Descalzi –––––––––––––––––––––––– Claudio Descalzi Chief Executive Officer	/s/ Massimo Mondazzi –––––––––––––––––––––––– Massimo Mondazzi Chief Financial and Risk Management Officer

Contents

Report of Independent Auditors

EY
Building a better working world

Reconta Ernst & Young S.p.A.
Via Po, 32
00198 Roma

Tel: +39 06 324751
Fax: +39 06 32475504
ey.com

Auditors' review report on the condensed consolidated interim financial statements
(Translation from the original Italian text)

To the Shareholders of
Eni S.p.A.

1. We have reviewed the condensed consolidated interim financial statements of Eni S.p.A. and its subsidiaries (the "Eni Group") as of June 30, 2014, comprising the balance sheet, the profit and loss account, the statement of comprehensive income, the statement of changes in shareholders' equity, the statement of cash flows and the related explanatory notes. Eni S.p.A.'s Directors are responsible for the preparation of the condensed consolidated interim financial statements in conformity with the International Financial Reporting Standards applicable to interim financial reporting (IAS 34) as adopted by the European Union. Our responsibility is to issue this review report based on our review.

2. We conducted our review in accordance with review standards recommended by Consob (the Italian Stock Exchange Regulatory Agency) in its Resolution no. 10867 of July 31, 1997. Our review consisted mainly of obtaining information on the accounts included in the condensed consolidated interim financial statements and the consistency of the accounting principles applied, through discussions with management, and of applying analytical procedures to the financial data presented in these consolidated financial statements. Our review did not include the application of audit procedures such as tests of compliance and substantive procedures on assets and liabilities and was substantially less in scope than an audit conducted in accordance with generally accepted auditing standards. Accordingly, we do not express an audit opinion on the condensed consolidated interim financial statements as we expressed on the annual consolidated financial statements.

   The condensed consolidated interim financial statements present the comparative financial data of the prior year, of the corresponding period of the prior year and of the balance sheet as of January 1, 2013. As disclosed in the explanatory notes, as a result of the retrospective application of IFRS 10 and IFRS 11, the Directors restated certain comparative financial data of the prior year, of the corresponding period of the prior year and of the balance sheet as of January 1, 2013, which derives from the consolidated financial statements as of December 31, 2012, with respect to the data previously presented, on which we issued our reports on April 10, 2014, August 2, 2013, and April 8, 2013, respectively. We have examined the methods adopted to restate the comparative financial data and the related disclosures for the purpose of issuing this review report.

3. Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Eni Group as of June 30, 2014 are not prepared, in all material respects, in conformity with the International Financial Reporting Standards applicable to interim financial reporting (IAS 34) as adopted by the European Union.

Rome, August 1, 2014

Reconta Ernst & Young S.p.A.
Signed by: Massimo Antonelli, partner

This report has been translated into the English language solely for the convenience of international readers

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Contents

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements

List of companies owned by Eni SpA
as of June 30, 2014

Subsidiaries and significant investments owned by Eni
as of June 30, 2014
In accordance with the provisions of Articles 38 and 39 of the Legislative Decree No. 127/1991 and Article No. 126 of Consob Resolution No. 11971 of May 14, 1999 and subsequent amendments and Consob communication No. DEM/6064293 of July 28, 2006, below is presented the list of subsidiaries, associates and significant investments owned by Eni SpA as of June 30, 2014. Companies are divided by business segment and, within each segment, they are ordered between Italy and outside Italy and alphabetically. For each company are indicated: company name, registered head office, operating office, share capital, shareholders and percentage of ownership; for consolidated subsidiaries is indicated the equity ratio attributable to Eni; for unconsolidated investments owned by consolidated companies is indicated the valuation method. In the footnotes are indicated which investments are quoted in the Italian regulated markets or in other regulated markets of the European Union and the percentage of the ordinary voting rights entitled to shareholders if different from the percentage of ownership. The currency codes indicated are reported in accordance with the International Standard ISO 4217.
As of June 30, 2014, the break down of the companies owned by Eni is provided in the table below:

Subsidiaries	Joint arrangements and associates	Other significant investments (a)

Italy	Outside Italy	Total	Italy	Outside Italy	Total	Italy	Outside Italy	Total

Fully consolidated subsidiaries	39	213	252
Consolidated joint operations				7	8	15
Investments owned by consolidated companies (b)
Equity-accounted investments	5	39	44	29	66	95
Investments valued at cost	4	7	11	5	34	39	5	25	30
Investments valued at fair value							1	1	2
	9	46	55	34	100	134	6	26	32
Investments owned by unconsolidated companies
Owned by controlled companies		1	1
Owned by joint arrangements					19	19
		1	1		19	19
Total	48	260	308	41	127	168	6	26	32

(a) Relates to investments in companies other than subsidiaries, joint arrangements and associates with an ownership interest greater than 2% for listed entities or 10% for unlisted companies.
(b) Investments in subsidiaries accounted for using the equity method and valued at cost relate to non-significant companies and entities acting as sole-operator in the management of oil and gas contracts.

Subsidiaries, joint arrangements and affiliates resident in countries with a privileged tax regime
Pending the publication of the decree that identifies the list of countries and territories allowing an adequate exchange of information and owning a taxation level not significantly lower than the one applied in Italy, at the present, the countries with a privileged tax regime are those identified by the decree issued by the Ministry for the Economy and Finance dated November 21, 2001: (i) in general and without distinctions, by Article 1; (ii) with the exclusion of specific cases, by Article 2; (iii) and, limitedly to some specific tax regimes, by Article 3. At December 31, 2013, Eni controls 12 companies or branches based (1) in countries with a privileged tax regime as identified by the Decree. Of these 12 companies, 7 are subject to taxation in Italy because they are included in the tax return of Eni. The remaining 5 companies are not subject to Italian taxation, but to the specific local tax regimes, as a consequence of the exemption obtained by the Italian Revenue Agency by taking into account of the taxation level applied or of the industrial and commercial activities carried out. Of these 12 companies, 9 come from the acquisitions of Lasmo Plc, Bouygues Offshore SA, the activities carried out in Congo by Maurel & Prom and Burren Energy	Plc. As well, Eni controls 25 companies resident in countries or territories listed in Article 3 of the Decree that do not take advantage of the privileged regime provided for. These subsidiaries, resident or located in countries identified by the Decree, did not issued financial instruments and all the financial statements for 2013 were audited by Ernst & Young. In addition, at June 30, 2014, Eni owns, directly or indirectly, interests not lower than 20% in the profit of 11 companies resident or located in countries or territories with a privileged tax regime listed in the Decree, of which 3 are subject to taxation in Italy because they benefit of the privileged tax regime and 1 is only subject to local taxation as a consequence of the exemption obtained by the Italian Revenue Agency by taking into account of the industrial and commercial activities carried out. The remaining 7 companies are not subject to taxation in Italy because, although they are resident or located in countries or territories listed in Article 3 of the Decree, they do not take advantage of the privileged tax regime provided for in those countries. In the following list of subsidiaries, joint arrangements and associates, companies resident in countries or territories listed in the Decree are marked with a footnote indicating the reference to the articles of the Decree and the related taxation in Italy.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Subsidiaries

Parent company
Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership

Eni SpA (#)	Rome	Italy	EUR	4,005,358,876	Cassa Depositi e Prestiti SpA Ministry of Economy and Finance Eni SpA Other shareholders	25.76 4.34 0.63 69.27
Subsidiaries
Exploration & Production
In Italy
Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Eni Angola SpA	San Donato Milanese (MI)	Angola	EUR	20,200,000	Eni SpA	100.00	100.00	F.C.
Eni Medio Oriente SpA	San Donato Milanese (MI)	Italy	EUR	6,655,992	Eni SpA	100.00		Eq.
Eni Mediterranea Idrocarburi SpA	Gela (CL)	Italy	EUR	5,200,000	Eni SpA	100.00	100.00	F.C.
Eni Mozambico SpA	San Donato Milanese (MI)	Italy	EUR	200,000	Eni SpA	100.00	100.00	F.C.
Eni Timor Leste SpA	San Donato Milanese (MI)	Timor Est	EUR	6,841,517	Eni SpA	100.00	100.00	F.C.
Eni West Africa SpA	San Donato Milanese (MI)	Angola	EUR	10,000,000	Eni SpA	100.00	100.00	F.C.
Eni Zubair SpA	San Donato Milanese (MI)	Italy	EUR	120,000	Eni SpA Minority interest	99.99 (..)	100.00	F.C.
Floaters SpA	San Donato Milanese (MI)	Italy	EUR	200,120,000	Eni SpA	100.00	100.00	F.C.
Ieoc SpA	San Donato Milanese (MI)	Egypt	EUR	18,331,000	Eni SpA	100.00	100.00	F.C.
Società Adriatica Idrocarburi SpA	San Giovanni Teatino (CH)	Italy	EUR	14,738,000	Eni SpA	100.00	100.00	F.C.
Società Ionica Gas SpA	San Giovanni Teatino (CH)	Italy	EUR	11,452,500	Eni SpA	100.00	100.00	F.C.
Società Petrolifera Italiana SpA	San Donato Milanese (MI)	Italy	EUR	24,103,200	Eni SpA Minority interest	99.96 0.04	99.96	F.C.
Tecnomare - Società per lo Sviluppo delle Tecnologie Marine SpA	Venice Marghera (VE)	Italy	EUR	2,064,000	Eni SpA	100.00	100.00	F.C.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(#)	Company with shares quoted in the regulated market of Italy or of other EU countries.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Subsidiaries

Outside Italy

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Agip Caspian Sea BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
Agip Energy and Natural Resources (Nigeria) Ltd	Abuja (Nigeria)	Nigeria	NGN	5,000,000	Eni International BV Eni Oil Holdings BV	95.00 5.00	100.00	F.C.
Agip Karachaganak BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
Agip Kazakhstan North Caspian Operating Co NV	Amsterdam (Netherlands)	Kazakhstan	EUR	52,500	Agip Caspian Sea BV	100.00		Co.
Agip Oil Ecuador BV (1)	Amsterdam (Netherlands)	Ecuador	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Agip Oleoducto de Crudos Pesados BV	Amsterdam (Netherlands)	Ecuador	EUR	20,000	Eni International BV	100.00		Eq.
Burren (Cyprus) Holdings Ltd	Nicosia (Cyprus)	Cyprus	EUR	1,710	Burren En. (Berm) Ltd	100.00		Co.
Burren Energy (Bermuda) Ltd (9)	Hamilton (Bermuda)	United Kingdom	USD	62,342,955	Burren Energy Plc	100.00	100.00	F.C.
Burren Energy Congo Ltd (9)	Tortola (British Virgin Islands)	Republic of the Congo	USD	50,000	Burren En. (Berm) Ltd	100.00	100.00	F.C.
Burren Energy (Egypt) Ltd	London (United Kingdom)	Egypt	GBP	2	Burren Energy Plc	100.00		Eq.
Burren Energy India Ltd	London (United Kingdom)	United Kingdom	GBP	2	Burren Energy Plc	100.00	100.00	F.C.
Burren Energy Ltd	Nicosia (Cyprus)	Cyprus	EUR	1,710	Burren En. (Berm) Ltd	100.00	100.00	F.C.
Burren Energy Plc	London (United Kingdom)	United Kingdom	GBP	28,819,023	Eni UK Holding Plc Eni UK Ltd	99.99 (..)	100.00	F.C.
Burren Energy (Services) Ltd	London (United Kingdom)	United Kingdom	GBP	2	Burren Energy Plc	100.00	100.00	F.C.
Burren Energy Ship Management Ltd	Nicosia (Cyprus)	Cyprus	EUR	1,710	Burren (Cyp) Hold. Ltd	100.00
Burren Energy Shipping and Transportation Ltd	Nicosia (Cyprus)	Cyprus	EUR	3,420	Burren (Cyp) Hold. Ltd Burren En. (Berm) Ltd	50.00 50.00		Co.
Burren Shakti Ltd (8)	Hamilton (Bermuda)	United Kingdom	USD	65,300,000	Burren En. India Ltd	100.00	100.00	F.C.
Eni Abu Dhabi BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Eni AEP Ltd	London (United Kingdom)	Pakistan	GBP	73,471,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Algeria Exploration BV	Amsterdam (Netherlands)	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Algeria Ltd Sàrl (10)	Luxembourg (Luxembourg)	Algeria	USD	20,000	Eni Oil Holdings BV	100.00	100.00	F.C.
Eni Algeria Production BV	Amsterdam (Netherlands)	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Ambalat Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(1)	The company owns a branch in Ecuador that does not avail itself of a privileged tax regime as provided for by Article 3 of the Ministerial Decree dated November 21, 2001.
(8)	The company is included in the list provided for by Articles 1 and 2 of the Ministerial Decree dated November 21, 2001: the profit pertaining to the Group is subject to the Italian taxation.
(9)	The company is included in the list provided for by Articles 1 and 2 of the Ministerial Decree dated November 21, 2001: the company is not subject to the Italian taxation following the admission of the instance by the Italian Revenue Agency.
(10)	The company is included in the list provided for by Article 3 of the Ministerial Decree dated November 21, 2001: the company does not avail itself of privileged tax regimes.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Subsidiaries

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Eni America Ltd	Dover, Delaware (USA)	USA	USD	72,000	Eni UHL Ltd	100.00	100.00	F.C.
Eni Angola Exploration BV (2)	Amsterdam (Netherlands)	Angola	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Angola Production BV (2)	Amsterdam (Netherlands)	Angola	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Argentina Exploración y Explotación SA	Buenos Aires (Argentina)	Argentina	ARS	24,136,336	Eni International BV Eni Oil Holdings BV	95.00 5.00		Eq.
Eni Arguni I Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Australia BV	Amsterdam (Netherlands)	Australia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Australia Ltd	London (United Kingdom)	Australia	GBP	20,000,000	Eni International BV	100.00	100.00	F.C.
Eni BBI Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni UK Ltd	100.00		Eq.
Eni BB Petroleum Inc	Dover, Delaware (USA)	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni BTC Ltd	London (United Kingdom)	United Kingdom	GBP	34,000,000	Eni International BV	100.00		Eq.
Eni Bukat Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Bulungan BV	Amsterdam (Netherlands)	Indonesia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Canada Holding Ltd	Calgary (Canada)	Canada	USD	1,453,200,001	Eni International BV	100.00	100.00	F.C.
Eni CBM Ltd	London (United Kingdom)	Indonesia	USD	2,210,728	Eni Lasmo Plc	100.00	100.00	F.C.
Eni China BV	Amsterdam (Netherlands)	China	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Congo SA	Pointe-Noire (Republic of the Congo)	Republic of the Congo	USD	17,000,000	Eni E&P Holding BV Eni Int. NA NV Sàrl Eni International BV	99.99 (..) (..)	100.00	F.C.
Eni Croatia BV	Amsterdam (Netherlands)	Croatia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Cyprus Ltd	Nicosia (Cyprus)	Cyprus	EUR	2,001	Eni International BV	100.00	100.00	F.C.
Eni Dación BV	Amsterdam (Netherlands)	Netherlands	EUR	90,000	Eni Oil Holdings BV	100.00	100.00	F.C.
Eni Denmark BV	Amsterdam (Netherlands)	Denmark	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni do Brasil Investimentos em Exploraçío e Produçío de Petróleo Ltda (former Eni Oil do Brasil SA)	Rio de Janeiro (Brazil)	Brazil	BRL	1,579,800,000	Eni International BV Eni Oil Holdings BV	99.99 (..)		Eq.
Eni East Sepinggan Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Elgin/Franklin Ltd	London (United Kingdom)	United Kingdom	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
Eni Energy Russia BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(2)	The company owns a branch in Angola that does not avail itself of a privileged tax regimes as provided for by Article 3 of the Ministerial Decree dated November 21, 2001.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Subsidiaries

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Eni Engineering E&P Ltd	London (United Kingdom)	United Kingdom	GBP	40,000,001	Eni UK Ltd	100.00	100.00	F.C.
Eni Exploration & Production Holding BV	Amsterdam (Netherlands)	Netherlands	EUR	29,832,777.120	Eni International BV	100.00	100.00	F.C.
Eni Gabon SA	Libreville (Gabon)	Gabon	XAF	7,400,000,000	Eni International BV Minority interest	99.96 0.04	99.96	F.C.
Eni Ganal Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Gas & Power LNG Australia BV	Amsterdam (Netherlands)	Australia	EUR	10,000,000	Eni International BV	100.00	100.00	F.C.
Eni Ghana Exploration and Production Ltd	Accra (Ghana)	Ghana	GHS	21,412,500	Eni International BV	100.00	100.00	F.C.
Eni Hewett Ltd	Aberdeen (United Kingdom)	United Kingdom	GBP	3,036,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Hydrocarbons Venezuela Ltd (former Eni Forties Ltd)	London (United Kingdom)	United Kingdom	GBP	11,000	Eni Lasmo Plc	100.00		Eq.
Eni India Ltd	London (United Kingdom)	India	GBP	44,000,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Indonesia Ltd	London (United Kingdom)	Indonesia	GBP	100	Eni ULX Ltd	100.00	100.00	F.C.
Eni International NA NV Sàrl (10)	Luxembourg (Luxembourg)	United Kingdom	USD	25,000	Eni International BV	100.00	100.00	F.C.
Eni International Resources Ltd	London (United Kingdom)	United Kingdom	GBP	50,000	Eni SpA Eni UK Ltd	99.99 (..)	100.00	F.C.
Eni Investments Plc	London (United Kingdom)	United Kingdom	GBP	750,050,000	Eni SpA Eni UK Ltd	99.99 (..)	100.00	F.C.
Eni Iran BV	Amsterdam (Netherlands)	Iran	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Iraq BV	Amsterdam (Netherlands)	Irak	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Ireland BV	Amsterdam (Netherlands)	Ireland	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni JPDA 03-13 Ltd	London (United Kingdom)	Australia	GBP	250,000	Eni International BV	100.00	100.00	F.C.
Eni JPDA 06-105 Pty Ltd	Perth (Australia)	Australia	AUD	80,830,576	Eni International BV	100.00	100.00	F.C.
Eni JPDA 11-106 BV	Amsterdam (Netherlands)	Australia	EUR	50,000	Eni International BV	100.00	100.00	F.C.
Eni Kenya BV (21)	Amsterdam (Netherlands)	Kenya	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Krueng Mane Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Lasmo Plc	London (United Kingdom)	United Kingdom	GBP	337,638,724.250	Eni Investments Plc Eni UK Ltd	99.99 (..)	100.00	F.C.
Eni Liberia BV	Amsterdam (Netherlands)	Liberia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Liverpool Bay Operating Co Ltd (former Eni Transportation Ltd)	London (United Kingdom)	United Kingdom	GBP	5,001,000	Eni UK Ltd	100.00	100.00	F.C.
Eni LNS Ltd	London (United Kingdom)	United Kingdom	GBP	80,400,000	Eni UK Ltd	100.00	100.00	F.C.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(10)	The company is included in the list provided for by Article 3 of the Ministerial Decree dated November 21, 2001: the company does not avail itself of privileged tax regimes.
(21)	The company owns a branch in Kenya that does not avail itself of a privileged tax regimes as provided for by Article 3 of the Ministerial Decree dated November 21, 2001.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Subsidiaries

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Eni Mali BV	Amsterdam (Netherlands)	Mali	EUR	20,000	Eni International BV	100.00		Eq.
Eni Marketing Inc	Dover, Delaware (USA)	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni Middle East BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Middle East Ltd	London (United Kingdom)	United Kingdom	GBP	5,000,002	Eni ULT Ltd	100.00	100.00	F.C.
Eni MOG Ltd (in liquidation)	London (United Kingdom)	United Kingdom	GBP	220,711,147.500	Eni Lasmo Plc Eni LNS Ltd	99.99 (..)	100.00	F.C.
Eni Mozambique Engineering Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni UK Ltd	100.00		Eq.
Eni Mozambique LNG Holding BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Eni Muara Bakau BV	Amsterdam (Netherlands)	Indonesia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Myanmar BV	Amsterdam (Netherlands)	Myanmar	EUR	20,000	Eni International BV	100.00		Eq.
Eni Norge AS	Forus (Norway)	Norway	NOK	278,000,000	Eni International BV	100.00	100.00	F.C.
Eni North Africa BV	Amsterdam (Netherlands)	Libya	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni North Ganal Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Oil & Gas Inc	Dover, Delaware (USA)	USA	USD	100,800	Eni America Ltd	100.00	100.00	F.C.
Eni Oil Algeria Ltd	London (United Kingdom)	Algeria	GBP	1,000	Eni Lasmo Plc	100.00	100.00	F.C.
Eni Oil Holdings BV	Amsterdam (Netherlands)	Netherlands	EUR	450,000	Eni ULX Ltd	100.00	100.00	F.C.
Eni Pakistan Ltd	London (United Kingdom)	Pakistan	GBP	90,087	Eni ULX Ltd	100.00	100.00	F.C.
Eni Pakistan (M) Ltd Sàrl (10)	Luxembourg (Luxembourg)	Pakistan	USD	20,000	Eni Oil Holdings BV	100.00	100.00	F.C.
Eni Papalang Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Petroleum Co Inc	Dover, Delaware (USA)	USA	USD	156,600,000	Eni SpA Eni International BV	63.86 36.14	100.00	F.C.
Eni Petroleum US Llc	Dover, Delaware (USA)	USA	USD	1,000	Eni BB Petroleum Inc	100.00	100.00	F.C.
Eni PNG Ltd	Port Moresby (Papua New Guinea)	Papua New Guinea	PGK	15,400,274	Eni International BV	100.00		Eq.
Eni Polska spólka z ograniczona odpowiedzialnoscia	Warsaw (Poland)	Poland	PLN	4,100,000	Eni International BV	100.00	100.00	F.C.
Eni Popodi Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Rapak Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni RD Congo SA (former Eni RD Congo SPRL)	Kinshasa (Democratic Republic of the Congo)	Democratic Republic of the Congo	CDF	10,000,000,000	Eni International BV Eni Oil Holdings BV	99.99 (..)	100.00	F.C.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(10)	The company is included in the list provided for by Article 3 of the Ministerial Decree dated November 21, 2001: the company does not avail itself of privileged tax regimes.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Subsidiaries

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Eni South Africa BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Eni South China Sea Ltd Sàrl (10)	Luxembourg (Luxembourg)	China	USD	20,000	Eni International BV	100.00		Eq.
Eni South Salawati Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni TNS Ltd	Aberdeen (United Kingdom)	United Kingdom	GBP	1,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Togo BV	Amsterdam (Netherlands)	Togo	EUR	20,000	Eni International BV	100.00		Eq.
Eni Trinidad and Tobago Ltd	Port of Spain (Trinidad and Tobago)	Trinidad and Tobago	TTD	1,181,880	Eni International BV	100.00	100.00	F.C.
Eni Tunisia BV	Amsterdam (Netherlands)	Tunisia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Turkmenistan Ltd (9) (former Burren Resources Petroleum Ltd)	Hamilton (Bermuda)	Turkmenistan	USD	20,000	Burren En. (Berm) Ltd	100.00	100.00	F.C.
Eni UHL Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni ULT Ltd	100.00	100.00	F.C.
Eni UKCS Ltd	London (United Kingdom)	United Kingdom	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
Eni UK Holding Plc	London (United Kingdom)	United Kingdom	GBP	424,050,000	Eni Lasmo Plc Eni UK Ltd	99.99 (..)	100.00	F.C.
Eni UK Ltd	London (United Kingdom)	United Kingdom	GBP	250,000,000	Eni International BV	100.00	100.00	F.C.
Eni Ukraine Deep Waters BV	Amsterdam (Netherlands)	Ukraine	EUR	20,000	Eni Ukraine Hold. BV	100.00		Eq.
Eni Ukraine Holdings BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Ukraine Llc	Kiev (Ukraine)	Ukraine	UAH	42,004,757.640	Eni Ukraine Hold. BV Eni International BV	99.99 0.01	100.00	F.C.
Eni Ukraine Shallow Waters BV	Amsterdam (Netherlands)	Ukraine	EUR	20,000	Eni Ukraine Hold. BV	100.00		Eq.
Eni ULT Ltd	London (United Kingdom)	United Kingdom	GBP	93,215,492.250	Eni Lasmo Plc	100.00	100.00	F.C.
Eni ULX Ltd	London (United Kingdom)	United Kingdom	GBP	200,010,000	Eni ULT Ltd	100.00	100.00	F.C.
Eni USA Gas Marketing Llc	Dover, Delaware (USA)	USA	USD	10,000	Eni Marketing Inc	100.00	100.00	F.C.
Eni USA Inc	Dover, Delaware (USA)	USA	USD	1,000	Eni Oil & Gas Inc	100.00	100.00	F.C.
Eni US Operating Co Inc	Dover, Delaware (USA)	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni Venezuela BV	Amsterdam (Netherlands)	Venezuela	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Venezuela E&P Holding SA	Brussels (Belgium)	Belgium	USD	300,000	Eni International BV Eni Oil Holdings BV	99.97 0.03		Eq.
Eni Ventures Plc (in liquidation)	London (United Kingdom)	United Kingdom	GBP	278,050,000	Eni International BV Eni Oil Holdings BV	99.99 (..)		Co.
Eni Vietnam BV	Amsterdam (Netherlands)	Vietnam	EUR	20,000	Eni International BV	100.00	100.00	F.C.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(9)	The company is included in the list provided for by Articles 1 and 2 of the Ministerial Decree dated November 21, 2001: the company is not subject to the Italian taxation following the admission of the instance by the Italian Revenue Agency.
(10)	The company is included in the list provided for by Article 3 of the Ministerial Decree dated November 21, 2001: the company does not avail itself of privileged tax regimes.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Subsidiaries

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Eni Western Asia BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Eni West Timor Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Yemen Ltd	London (United Kingdom)	Yemen	GBP	1,000	Burren Energy Plc	100.00		Eq.
Eurl Eni Algérie	Algeri (Algeria)	Algeria	DZD	1,000,000	Eni Algeria Ltd Sàrl	100.00		Eq.
First Calgary Petroleums LP	Wilmington (USA)	Algeria	USD	1	Eni Canada Hold. Ltd FCP Partner Co ULC	99.90 0.10	100.00	F.C.
First Calgary Petroleums Partner Co ULC	Calgary (Canada)	Canada	CAD	10	Eni Canada Hold. Ltd	100.00	100.00	F.C.
Hindustan Oil Exploration Co Ltd	Vadodara (India)	India	INR	1,304,932,890	Burren Shakti Ltd Eni UK Holding Plc Burren En. India Ltd Minority interest	27.16 20.01 0.01 52.82	47.18	F.C.
HOEC Bardahl India Ltd	Vadodara (India)	India	INR	5,000,200	Hindus. Oil E. Co Ltd	100.00		Eq.
Ieoc Exploration BV	Amsterdam (Netherlands)	Egypt	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Ieoc Production BV	Amsterdam (Netherlands)	Egypt	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Lasmo Sanga Sanga Ltd (9)	Hamilton (Bermuda)	Indonesia	USD	12,000	Eni Lasmo Plc	100.00	100.00	F.C.
Liverpool Bay Ltd	London (United Kingdom)	United Kingdom	USD	29,075,343	Eni ULX Ltd	100,00	100,00	F.C.
Nigerian Agip CPFA Ltd	Lagos (Nigeria)	Nigeria	NGN	1,262,500	NAOC Ltd Agip En Nat Res. Ltd Nigerian Agip E. Ltd	98.02 0.99 0.99		Co.
Nigerian Agip Exploration Ltd	Abuja (Nigeria)	Nigeria	NGN	5,000,000	Eni International BV Eni Oil Holdings BV	99.99 0.01	100.00	F.C.
Nigerian Agip Oil Co Ltd	Abuja (Nigeria)	Nigeria	NGN	1,800,000	Eni International BV Eni Oil Holdings BV	99.89 0.11	100.00	F.C.
OOO "Eni Energhia"	Moscow (Russia)	Russia	RUB	2,000,000	Eni Energy Russia BV Eni Oil Holdings BV	99.90 0.10	100.00	F.C.
Tecnomare Egypt Ltd	Cairo (Egypt)	Egypt	EGP	50,000	Tecnomare SpA Soc. Ionica Gas SpA	99.00 1.00		Eq.
Zetah Congo Ltd (8)	Nassau (Bahamas)	Republic of the Congo	USD	300	Eni Congo SA Burren En. Congo Ltd	66.67 33.33		Co.
Zetah Kouilou Ltd (8)	Nassau (Bahamas)	Republic of the Congo	USD	2,000	Eni Congo SA Burren En. Congo Ltd Minority interest	54.50 37.00 8.50		Co.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(8)	The company is included in the list provided for by Articles 1 and 2 of the Ministerial Decree dated November 21, 2001: the profit pertaining to the Group is subject to the Italian taxation.
(9)	The company is included in the list provided for by Articles 1 and 2 of the Ministerial Decree dated November 21, 2001: the company is not subject to the Italian taxation following the admission of the instance by the Italian Revenue Agency.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Subsidiaries

Gas & Power
In Italy
Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

ACAM Clienti SpA	La Spezia	Italy	EUR	120,000	Eni SpA	100.00	100.00	F.C.
ASA Trade SpA	Livorno	Italy	EUR	706,518	Eni SpA	100.00	100.00	F.C.
Eni Gas Transport Services Srl	San Donato Milanese (MI)	Italy	EUR	120,000	Eni SpA	100.00		Co.
EniPower Mantova SpA	San Donato Milanese (MI)	Italy	EUR	144,000,000	EniPower SpA Minority interest	86.50 13.50	86.50	F.C.
EniPower SpA	San Donato Milanese (MI)	Italy	EUR	944,947,849	Eni SpA	100.00	100.00	F.C.
Est Più SpA	Gorizia	Italy	EUR	7,100,000	Eni SpA	100.00	100.00	F.C.
LNG Shipping SpA	San Donato Milanese (MI)	Italy	EUR	240,900,000	Eni SpA	100.00	100.00	F.C.
Servizi Fondo Bombole Metano SpA	Rome	Italy	EUR	13,580,000.200	Eni SpA	100.00		Co.
Trans Tunisian Pipeline Co SpA	San Donato Milanese (MI)	Tunisia	EUR	1,098,000	Eni SpA	100.00	100.00	F.C.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Subsidiaries

Outside Italy
Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Adriaplin Podjetje za distribucijo zemeljskega plina doo Ljubljana	Ljubljana (Slovenia)	Slovenia	EUR	12,956,935	Eni SpA Minority interest	51.00 49.00		51.00	F.C.
Distrigas LNG Shipping SA	Brussels (Belgium)	Belgium	EUR	788,579.550	LNG Shipping SpA Eni Gas & Power NV	99.99 (..)		100.00	F.C.
Eni G&P France BV	Amsterdam (Netherlands)	France	EUR	20,000	Eni International BV	100.00		100.00	F.C.
Eni G&P Trading BV	Amsterdam (Netherlands)	Turkey	EUR	70,000	Eni International BV	100.00		100.00	F.C.
Eni Gas & Power España SA (in liquidation)	Madrid (Spain)	Spain	EUR	2,000,000	Eni International BV	100.00			Eq.
Eni Gas & Power France SA	Levallois Perret (France)	France	EUR	29,937,600	Eni G&P France BV Minority interest	99.85 0.15		99.85	F.C.
Eni Gas & Power GmbH	Düsseldorf (Germany)	Germany	EUR	1,025,000	Eni SpA	100.00		100.00	F.C.
Eni Gas & Power NV	Brussels (Belgium)	Belgium	EUR	413,248,823.140	Eni SpA Eni International BV	99.99 (..)		100.00	F.C.
Eni Gas Transport Services SA (10) (in liquidation)	Lugano (Switzerland)	Switzerland	CHF	100,000	Eni International BV	100.00		100.00	F.C.
Eni Power Generation NV	Brussels (Belgium)	Belgium	EUR	5,161,500	Eni SpA Eni Gas & Power NV	99.99 (..)		100.00	F.C.
Eni Wind Belgium NV	Brussels (Belgium)	Belgium	EUR	333,000	Eni Gas & Power NV Eni International BV	99.70 0.30		100.00	F.C.
Société de Service du Gazoduc Transtunisien SA - Sergaz SA	Tunisi (Tunisia)	Tunisia	TND	99,000	Eni International BV Minority interest	66.67 33.33		66.67	F.C.
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	Tunisi (Tunisia)	Tunisia	TND	200,000	Eni International BV Eni Gas & Power GmbH Eni Gas & Power NV Trans Tunis. P. Co SpA	99.85 0.05 0.05 0.05		100.00	F.C.
Tigáz Gepa Kft	Hajdúszoboszló (Hungary)	Hungary	HUF	52,780,000	Tigáz Zrt	100.00			Eq.
Tigáz-Dso Földgázelosztó kft	Hajdúszoboszló (Hungary)	Hungary	HUF	62,066,000	Tigáz Zrt	100.00		98.04	F.C.
Tigáz Tiszántúli Gázszolgáltató Zártkörûen Mûködõ Részvénytársaság	Hajdúszoboszló (Hungary)	Hungary	HUF	17,000,000,000	Eni SpA Tigáz Zrt Minority interest	97.88 0.16 1.96	(a)	98.04	F.C.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(10)	The company is included in the list provided for by Article 3 of the Ministerial Decree dated November 21, 2001: the company does not avail itself of privileged tax regimes.
(a)	Controlling interest:	Eni SpA	98.04
		Minority interest	1.96

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Subsidiaries

Refining & Marketing
In Italy
Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Consorzio AgipGas Sabina (in liquidation)	Cittaducale (RI)	Italy	EUR	5,160	Eni Rete o&no SpA	100.00		Co.
Consorzio Condeco Santapalomba (in liquidation)	Pomezia (RM)	Italy	EUR	125,507	Eni SpA Minority interest	92.66 7.34		Eq.
Consorzio Movimentazioni Petrolifere nel Porto di Livorno	Stagno (LI)	Italy	EUR	1,000	Ecofuel SpA Costiero Gas L. SpA Minority interest	49.90 11.00 39.10		Co.
Ecofuel SpA	San Donato Milanese (MI)	Italy	EUR	52,000,000	Eni SpA	100.00	100.00	F.C.
Eni Fuel Centrosud SpA	Rome	Italy	EUR	21,000,000	Eni SpA	100.00	100.00	F.C.
Eni Fuel Nord SpA	San Donato Milanese (MI)	Italy	EUR	9,670,000	Eni SpA	100.00	100.00	F.C.
Eni Rete oil&nonoil SpA	Rome	Italy	EUR	27,480,000	Eni SpA	100.00	100.00	F.C.
Eni Trading & Shipping SpA	Rome	Italy	EUR	60,036,650	Eni SpA Eni Gas & Power NV	94.73 5.27	100.00	F.C.
Raffineria di Gela SpA	Gela (CL)	Italy	EUR	15,000,000	Eni SpA	100.00	100.00	F.C.

Outside Italy

Agip Lubricantes SA (in liquidation)	Buenos Aires (Argentina)	Argentina	ARS	1,500,000	Eni International BV Eni Oil Holdings BV	97.00 3.00		Eq.
Eni Austria GmbH	Wien (Austria)	Austria	EUR	78,500,000	Eni International BV Eni Deutsch. GmbH	75.00 25.00	100.00	F.C.
Eni Benelux BV	Rotterdam (Netherlands)	Netherlands	EUR	1,934,040	Eni International BV	100.00	100.00	F.C.
Eni Ceská Republika Sro	Prague (Czech Republic)	Czech Republic	CZK	359,000,000	Eni International BV Eni Oil Holdings BV	99.99 0.01	100.00	F.C.
Eni Deutschland GmbH	Munich (Germany)	Germany	EUR	90,000,000	Eni International BV Eni Oil Holdings BV	89.00 11.00	100.00	F.C.
Eni Ecuador SA (10)	Quito (Ecuador)	Ecuador	USD	103,142.080	Eni International BV Esain SA	99.93 0.07	100.00	F.C.
Eni France Sàrl	Lyon (France)	France	EUR	56,800,000	Eni International BV	100.00	100.00	F.C.
Eni Hungaria Zrt	Budaörs (Hungary)	Hungary	HUF	15,441,600,000	Eni International BV	100.00	100.00	F.C.
Eni Iberia SLU	Alcobendas (Spain)	Spain	EUR	17,299,100	Eni International BV	100.00	100.00	F.C.
Eni Lubricants Trading (Shanghai) Co Ltd	Shanghai (China)	China	EUR	5,000,000	Eni International BV	100.00		Eq.
Eni Marketing Austria GmbH	Wien (Austria)	Austria	EUR	19,621,665.230	Eni Mineralölh. GmbH Eni International BV	99.99 (..)	100.00	F.C.
Eni Mineralölhandel GmbH	Wien (Austria)	Austria	EUR	34,156,232.060	Eni Austria GmbH	100.00	100.00	F.C.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(10)	The company is included in the list provided for by Article 3 of the Ministerial Decree dated November 21, 2001: the company does not avail itself of privileged tax regimes.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Subsidiaries

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Eni Romania Srl	Bucharest (Romania)	Romania	RON	23,876,310	Eni International BV Eni Oil Holdings BV	99.00 1.00	100.00	F.C.
Eni Schmiertechnik GmbH	Wurzburg (Germany)	Germany	EUR	2,000,000	Eni Deutsch. GmbH	100.00	100.00	F.C.
Eni Slovenija doo	Ljubljana (Slovenia)	Slovenia	EUR	3,795,528.290	Eni International BV	100.00	100.00	F.C.
Eni Slovensko Spol Sro	Bratislava (Slovakia)	Slovakia	EUR	36,845,251	Eni International BV Eni Oil Holdings BV	99.99 0.01	100.00	F.C.
Eni Suisse SA (10)	Lausanne (Switzerland)	Switzerland	CHF	102,500,000	Eni International BV Minority interest	99.99 (..)	100.00	F.C.
Eni Trading & Shipping BV	Amsterdam (Netherlands)	Netherlands	EUR	3,720,000	ETS SpA	100.00	100.00	F.C.
Eni Trading & Shipping Inc	New Castle (USA)	USA	USD	36,000,000	ETS SpA	100.00	100.00	F.C.
Eni USA R&M Co Inc	Wilmington (USA)	USA	USD	11,000,000	Eni International BV	100.00	100.00	F.C.
Esacontrol SA (10)	Quito (Ecuador)	Ecuador	USD	60,000	Eni Ecuador SA Minority interest	87.00 13.00		Eq.
Esain SA (10)	Quito (Ecuador)	Ecuador	USD	30,000	Eni Ecuador SA Tecnoesa SA	99.99 (..)	100.00	F.C.
Oléoduc du Rhône SA (10)	Valais (Switzerland)	Switzerland	CHF	7,000,000	Eni International BV	100.00		Eq.
OOO "Eni-Nefto"	Moscow (Russia)	Russia	RUB	1,010,000	Eni International BV Eni Oil Holdings BV	99.01 0.99		Eq.
Tecnoesa SA (10)	Quito (Ecuador)	Ecuador	USD	36,000	Eni Ecuador SA Esain SA	99.99 (..)		Eq.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(10)	The company is included in the list provided for by Article 3 of the Ministerial Decree dated November 21, 2001: the company does not avail itself of privileged tax regimes.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Subsidiaries

Versalis
Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Versalis SpA	San Donato Milanese (MI)	Italy	EUR	1,553,400,000	Eni SpA	100.00	100.00	F.C.

In Italy

Consorzio Industriale Gas Naturale	San Donato Milanese (MI)	Italy	EUR	124,000	Versalis SpA Raff. di Gela SpA Eni SpA Syndial SpA Raff. Milazzo Scarl	53.55 18.74 15.37 0.76 11.58		Eq.

Outside Italy

Dunastyr Polisztirolgyártó Zártkoruen Mukodo Részvénytársaság	Budapest (Hungary)	Hungary	HUF	8,092,160,000	Versalis SpA Versalis Deutschland GmbH Versalis International SA	96.34 1.83 1.83	100.00	F.C.
Eni Chemicals Trading (Shanghai) Co Ltd	Shanghai (China)	China	USD	5,000,000	Versalis SpA	100.00	100.00	F.C.
Polimeri Europa Elastomeres France SA (in liquidation)	Champagnier (France)	France	EUR	13,011,904	Versalis SpA	100.00		Eq.
Versalis Deutschland GmbH (12) (former Polimeri Europa GmbH)	Eschborn (Germany)	Germany	EUR	100,000	Versalis SpA	100.00	100.00	F.C.
Versalis International SA (12)	Brussels (Belgium)	Belgium	EUR	15,449,173.880	Versalis SpA Versalis Deutschland GmbH Dunastyr Zrt Versalis France	59.00 23.71 14.43 2.86	100.00	F.C.
Versalis Kimya Ticaret Limited Sirketi (former Polimeri Europa Kimya Ürünleri Ticaret Ltd Sirketi)	Istanbul (Turkey)	Turkey	TRY	20,000	Versalis International SA	100.00		Eq.
Versalis Pacific (India) Private Ltd	Mumbai (India)	India	INR	100,000	Versalis Pacific Trading Minority interest	99.99 0.01		Eq.
Versalis Pacific Trading (Shanghai) Co Ltd	Shanghai (China)	China	CNY	1,000,000	Eni Chem. Trad. Co Ltd	100.00	100.00	F.C.
Versalis UK Ltd (former Polimeri Europa UK Ltd)	Hythe (United Kingdom)	United Kingdom	GBP	4,004,041	Versalis SpA	100.00	100.00	F.C.
Versalis France SAS (former Polimeri Europa France SAS)	Mardyck (France)	France	EUR	126,115,582.900	Versalis SpA	100.00	100.00	F.C.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(12)	The company owns a branch in Switzerland that does not avail itself of a privileged tax regimes as provided for by Article 3 of the Ministerial Decree dated November 21, 2001.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Subsidiaries

Engineering & Construction
Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Saipem SpA (#)	San Donato Milanese (MI)	Italy	EUR	441,410,900	Eni SpA Saipem SpA Minority interest	42.91 0.44 56.65	(a)	43.11	F.C.

In Italy

Denuke Scarl	San Donato Milanese (MI)	Italy	EUR	10,000	Saipem SpA Minority interest	55.00 45.00		23.71	F.C.
Servizi Energia Italia SpA	San Donato Milanese (MI)	Italy	EUR	291,000	Saipem SpA	100.00		43.11	F.C.
Smacemex Scarl	San Donato Milanese (MI)	Italy	EUR	10,000	Saipem SpA Minority interest	60.00 40.00		25.87	F.C.
SnamprogettiChiyoda SAS di Saipem SpA	San Donato Milanese (MI)	Algeria	EUR	10,000	Saipem SpA Minority interest	99.90 0.10		43.07	F.C.

Outside Italy

Andromeda Consultoria Tecnica e Representações Ltda	Rio de Janeiro (Brazil)	Brazil	BRL	5,494,210	Saipem SpA Snamprog. Netherl. BV	99.00 1.00		43.11	F.C.
Boscongo SA	Pointe-Noire (Republic of the Congo)	Republic of the Congo	XAF	1,597,805,000	Saipem SA Minority interest	99.99 (..)		43.11	F.C.
Construction Saipem Canada Inc	Montréal (Canada)	Canada	CAD	1,000	Saipem Canada Inc	100.00		43.11	F.C.
ER SAI Caspian Contractor Llc	Almaty (Kazakhstan)	Kazakhstan	KZT	1,105,930,000	Saipem Intern. BV Minority interest	50.00 50.00		21.56	F.C.
ER SAI Marine Llc	Almaty (Kazakhstan)	Kazakhstan	KZT	1,000,000	ER SAI Caspian Llc	100.00		21.56	F.C.
ERS - Equipment Rental & Services BV	Amsterdam (Netherlands)	Netherlands	EUR	90,760	Saipem Intern. BV	100.00		43.11	F.C.
Global Petroprojects Services AG (10)	Zurich (Switzerland)	Switzerland	CHF	5,000,000	Saipem Intern. BV	100.00		43.11	F.C.
Moss Maritime AS	Lysaker (Norway)	Norway	NOK	40,000,000	Saipem Intern. BV	100.00		43.11	F.C.
Moss Maritime Inc	Houston (USA)	USA	USD	145,000	Moss Maritime AS	100.00		43.11	F.C.
North Caspian Service Co Llp	Almaty (Kazakhstan)	Kazakhstan	KZT	1,910,000,000	Saipem Intern. BV	100.00		43.11	F.C.
Petrex SA	Iquitos (Peru)	Peru	PEN	762,729,045	Saipem Intern. BV Snamprog. Netherl. BV	99.99 (..)		43.11	F.C.
Professional Training Center Llc	Karakiyan (Kazakhstan)	Kazakhstan	KZT	1,000,000	ER SAI Caspian Llc	100.00		21.56	F.C.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(#)	Company with shares quoted in the regulated market of Italy or of other EU countries.
(10)	The company is included in the list provided for by Article 3 of the Ministerial Decree dated November 21, 2001: the company does not avail itself of privileged tax regimes.
(a)	Controlling interest:	Eni SpA	43.11
		Minority interest	56.89

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Subsidiaries

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

PT Saipem Indonesia	Jakarta Selatan (Indonesia)	Indonesia	USD	152,778,100	Saipem Intern. BV Saipem Asia Sdn Bhd	68.55 31.45	43.11	F.C.
SAGIO Companhia Angolana de Gestío de Instalaçío Offshore Ltda (10)	Luanda (Angola)	Angola	AOA	1,600,000	Saipem Intern. BV Minority interest	60.00 40.00		Eq.
Saigut SA de CV	Delegacion Cuauhtemoc (Mexico)	Mexico	MXN	90,050,000	Saimexicana SA Saipem Serv. M. SA CV	99.99 (..)	43.11	F.C.
Saimep Limitada	Maputo (Mozambico)	Mozambico	MZN	10,000,000	Saipem SA Saipem Intern. BV	99.98 0.02	43.11	F.C.
Saimexicana SA de CV	Delegacion Cuauhtemoc (Mexico)	Mexico	MXN	1,528,188,000	Saipem SA Sofresid SA	99.99 (..)	43.11	F.C.
Saipem America Inc	Wilmington (USA)	USA	USD	50,000,000	Saipem Intern. BV	100.00	43.11	F.C.
Saipem Argentina de Perforaciones, Montajes Y Proyectos Sociedad Anónima, Minera, Industrial, Comercial y Financiera (in liquidation)	Buenos Aires (Argentina)	Argentina	ARS	1,805,300	Saipem Intern. BV Minority interest	99.90 0.10		Eq.
Saipem Asia Sdn Bhd (9)	Kuala Lumpur (Malaysia)	Malaysia	MYR	8,116,500	Saipem Intern. BV	100.00	43.11	F.C.
Saipem Australia Pty Ltd	West Perth (Australia)	Australia	AUD	10,661,000	Saipem Intern. BV	100.00	43.11	F.C.
Saipem (Beijing) Technical Services Co Ltd	Beijing (China)	China	USD	1,750,000	Saipem Intern. BV	100.00	43.11	F.C.
Saipem Canada Inc	Montréal (Canada)	Canada	CAD	100,100	Saipem Intern. BV	100.00	43.11	F.C.
Saipem Contracting Algérie SpA	Algeri (Algeria)	Algeria	DZD	1,556,435,000	Sofresid SA Saipem SA	99.99 (..)	43.11	F.C.
Saipem Contracting Netherlands BV (18)	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Saipem Intern. BV	100.00	43.11	F.C.
Saipem Contracting (Nigeria) Ltd	Lagos (Nigeria)	Nigeria	NGN	827,000,000	Saipem Intern. BV Minority interest	97.94 2.06	42.23	F.C.
Saipem do Brasil Serviçõs de Petroleo Ltda	Rio de Janeiro (Brazil)	Brazil	BRL	698,696,299	Saipem Intern. BV	100.00	43.11	F.C.
Saipem Drilling Co Private Ltd	Mumbai (India)	India	INR	50,273,400	Saipem SA Saipem Intern. BV	50.27 49.73	43.11	F.C.
Saipem Drilling Norway AS	Sola (Norway)	Norway	NOK	100,000	Saipem Intern. BV	100.00	43.11	F.C.
Saipem East Africa Ltd	Kampala (Uganda)	Uganda	UGX	50,000,000	Saipem Intern. BV Minority interest	51.00 49.00		Eq.
Saipem India Projects Ltd	Chennai (India)	India	INR	407,000,000	Saipem SA	100.00	43.11	F.C.
Saipem Ingenieria y Construcciones SLU	Madrid (Spain)	Spain	EUR	80,000	Saipem Intern. BV	100.00	43.11	F.C.
Saipem International BV	Amsterdam (Netherlands)	Netherlands	EUR	172,444,000	Saipem SpA	100.00	43.11	F.C.
Saipem Libya Llc - SA.LI.CO. Llc	Tripoli (Libya)	Libya	LYD	10,000,000	Saipem Intern. BV Snamprog. Netherl. BV	60.00 40.00	43.11	F.C.
Saipem Ltd	Kingston Upon Thames - Surrey (United Kingdom)	United Kingdom	EUR	7,500,000	Saipem Intern. BV	100.00	43.11	F.C.
Saipem Luxembourg SA (2) (10)	Luxembourg (Luxembourg)	Luxembourg	EUR	31,002	Saipem Maritime Sàrl Saipem Portugal Lda	99.99 (..)	43.11	F.C.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(2)	The company owns a branch in Angola that does not avail itself of a privileged tax regimes as provided for by Article 3 of the Ministerial Decree dated November 21, 2001.
(9)	The company is included in the list provided for by Articles 1 and 2 of the Ministerial Decree dated November 21, 2001: the company is not subject to the Italian taxation following the admission of the instance by the Italian Revenue Agency.
(10)	The company is included in the list provided for by Article 3 of the Ministerial Decree dated November 21, 2001: the company does not avail itself of privileged tax regimes.
(18)	The company owns a branch in Sharjah, United Arabian Emirates, included in the list provided for by Articles 1 and 2 of the Ministerial Decree dated November 21, 2001: the profit pertaining to the Group is subject to the Italian taxation.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Subsidiaries

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Saipem (Malaysia) Sdn Bhd (8)	Kuala Lumpur (Malaysia)	Malaysia	MYR	1,033,500	Saipem Intern. BV Minority interest	41.94 58.06	(a)	17.84	F.C.
Saipem Maritime Asset Management Luxembourg Sàrl (10)	Luxembourg (Luxembourg)	Luxembourg	USD	378,000	Saipem SpA	100.00		43.11	F.C.
Saipem Misr for Petroleum Services SAE	Port Said (Egypt)	Egypt	EUR	2,000,000	Saipem Intern. BV ERS BV Saipem Portugal Lda	99.92 0.04 0.04		43.11	F.C.
Saipem (Nigeria) Ltd	Lagos (Nigeria)	Nigeria	NGN	259,200,000	Saipem Intern. BV Minority interest	89.41 10.59		38.55	F.C.
Saipem Norge AS	Sola (Norway)	Norway	NOK	100,000	Saipem Intern. BV	100.00		43.11	F.C.
Saipem Offshore Norway AS	Sola (Norway)	Norway	NOK	120,000	Saipem SpA	100.00		43.11	F.C.
Saipem (Portugal) Comércio Marítimo, Sociedade Unipessoal Lda	Caniçal (Portugal)	Portugal	EUR	299,278,738.240	Saipem Intern. BV	100.00		43.11	F.C.
Saipem SA	Montigny-Le-Bretonneux (France)	France	EUR	26,488,694.960	Saipem SpA	100.00		43.11	F.C.
Saipem Services México SA de CV	Delegacion Cuauhtemoc (Mexico)	Mexico	MXN	50,000	Saimexicana SA Saipem America Inc	99.99 (..)		43.11	F.C.
Saipem Services SA (in liquidation)	Brussels (Belgium)	Belgium	EUR	61,500	Saipem Intern. BV ERS BV	99.98 0.02		43.11	F.C.
Saipem Singapore Pte Ltd (8)	Singapore (Singapore)	Singapore	SGD	28,890,000	Saipem SA	100.00		43.11	F.C.
Saipem UK Ltd (in liquidation)	London (United Kingdom)	United Kingdom	GBP	9,705	Saipem Intern. BV	100.00		43.11	F.C.
Saipem Ukraine Llc	Kiev (Ukraine)	Ukraine	EUR	106,060.610	Saipem Intern. BV Saipem Luxemb. SA	99.00 1.00		43.11	F.C.
Sajer Irak Co for Petroleum Services Trading General Contracting & Transport Llc	Baghdad (Irak)	Irak	IQD	300,000,000	Saipem Intern. BV Minority interest	60.00 40.00		25.87	F.C.
Saudi Arabian Saipem Ltd	Al Khobar (Saudi Arabia)	Saudi Arabia	SAR	5,000,000	Saipem Intern. BV Minority interest	60.00 40.00		25.87	F.C.
Sigurd Rück AG (10)	Zurich (Switzerland)	Switzerland	CHF	25,000,000	Saipem Intern. BV	100.00		43.11	F.C.
Snamprogetti Engineering & Contracting Co Ltd	Al Khobar (Saudi Arabia)	Saudi Arabia	SAR	10,000,000	Snamprog. Netherl. BV Minority interest	70.00 30.00		30.18	F.C.
Snamprogetti Engineering BV	Amsterdam (Netherlands)	Netherlands	EUR	18,151.200	Saipem Maritime Sàrl	100.00		43.11	F.C.
Snamprogetti Ltd (in liquidation)	London (United Kingdom)	United Kingdom	GBP	9,900	Snamprog. Netherl. BV	100.00		43.11	F.C.
Snamprogetti Lummus Gas Ltd	Sliema (Malta)	Malta	EUR	50,000	Snamprog. Netherl. BV Minority interest	99.00 1.00		42.68	F.C.
Snamprogetti Netherlands BV	Amsterdam (Netherlands)	Netherlands	EUR	92,117,340	Saipem SpA	100.00		43.11	F.C.
Snamprogetti Romania Srl	Bucharest (Romania)	Romania	RON	5,034,100	Snamprog. Netherl. BV Saipem Intern. BV	99.00 1.00		43.11	F.C.
Snamprogetti Saudi Arabia Co Ltd Llc	Al Khobar (Saudi Arabia)	Saudi Arabia	SAR	10,000,000	Saipem Intern. BV Snamprog. Netherl. BV	95.00 5.00		43.11	F.C.
Sofresid Engineering SA	Montigny-Le-Bretonneux (France)	France	EUR	1,267,142.800	Sofresid SA Minority interest	99.99 0.01		43.11	F.C.
Sofresid SA	Montigny-Le-Bretonneux (France)	France	EUR	8,253,840	Saipem SA Minority interest	99.99 (..)		43.11	F.C.
Sonsub International Pty Ltd	Sydney (Australia)	Australia	AUD	13,157,570	Saipem Intern. BV	100.00		43.11	F.C.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(8)	The company is included in the list provided for by Articles 1 and 2 of the Ministerial Decree dated November 21, 2001: the profit pertaining to the Group is subject to the Italian taxation.
(10)	The company is included in the list provided for by Article 3 of the Ministerial Decree dated November 21, 2001: the company does not avail itself of privileged tax regimes.
(a)	Controlling interest:	Eni SpA	41.38
		Minority interest	58.62

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Subsidiaries

Other activities
Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Syndial SpA - Attività Diversificate	San Donato Milanese (MI)	Italy	EUR	409,936,364.070	Eni SpA Minority interest	99.99 (..)	100.00	F.C.

In Italy

Anic Partecipazioni SpA (in liquidation)	Gela (CL)	Italy	EUR	23,519,847.160	Syndial SpA Minority interest	99.96 0.04		Eq.
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	Gela (CL)	Italy	EUR	1,300,000	Syndial SpA Minority interest	52.00 48.00		Eq.
Ing. Luigi Conti Vecchi SpA	Assemini (CA)	Italy	EUR	130,000	Syndial SpA	100.00	100.00	F.C.

Outside Italy

Oleodotto del Reno SA (10)	Coira (Switzerland)	Switzerland	CHF	1,550,000	Syndial SpA	100.00		Eq.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(10)	The company is included in the list provided for by Article 3 of the Ministerial Decree dated November 21, 2001: the company does not avail itself of privileged tax regimes.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Subsidiaries

Corporate and financial companies
In Italy
Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Agenzia Giornalistica Italia SpA	Rome	Italy	EUR	4,000,000	Eni SpA	100.00	100.00	F.C.
Eni Adfin SpA	Rome	Italy	EUR	85,537,498.800	Eni SpA Minority interest	99.63 0.37	99.63	F.C.
Eni Corporate University SpA	San Donato Milanese (MI)	Italy	EUR	3,360,000	Eni SpA	100.00	100.00	F.C.
EniServizi SpA	San Donato Milanese (MI)	Italy	EUR	13,427,419.080	Eni SpA	100.00	100.00	F.C.
Serfactoring SpA	San Donato Milanese (MI)	Italy	EUR	5,160,000	Eni Adfin SpA Minority interest	49.00 51.00	48.82	F.C.
Servizi Aerei SpA	San Donato Milanese (MI)	Italy	EUR	79,817,238	Eni SpA	100.00	100.00	F.C.

Outside Italy

Banque Eni SA	Brussels (Belgium)	Belgium	EUR	50,000,000	Eni International BV Eni Oil Holdings BV	99.90 0.10	100.00	F.C.
Eni Finance International SA	Brussels (Belgium)	Belgium	USD	3,475,036,000	Eni International BV Eni SpA	66.39 33.61	100.00	F.C.
Eni Finance USA Inc	Dover, Delaware (USA)	USA	USD	15,000,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni Insurance Ltd	Dublin (Ireland)	Ireland	EUR	100,000,000	Eni SpA	100.00	100.00	F.C.
Eni International BV	Amsterdam (Netherlands)	Netherlands	EUR	641,683,425	Eni SpA	100.00	100.00	F.C.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Joint arrangements and associates

Joint arrangements and associates
Exploration & Production
In Italy
Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Eni East Africa SpA (†)	San Donato Milanese (MI)	Mozambico	EUR	20,000,000		Eni SpA Minority interest	71.43 28.57	71.43	J.O.
Società Oleodotti Meridionali - SOM SpA (†)	San Donato Milanese (MI)	Italy	EUR	3,085,000		Eni SpA Minority interest	70.00 30.00	70.00	J.O.

Outside Italy

Agiba Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Minority interest	50.00 50.00		Co.
Al-Fayrouz Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Exploration BV Minority interest	50.00 50.00		Co.
Angola LNG Ltd (6)	Hamilton (Bermuda)	Angola	USD	10,433,585,779		Eni Angola Prod. BV Minority interest	13.60 86.40		Eq.
Ashrafi Island Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Minority interest	25.00 75.00		Co.
Barentsmorneftegaz Sàrl (†) (10)	Luxembourg (Luxembourg)	Russia	USD	20,000		Eni Energy Russia BV Minority interest	33.33 66.67		Eq.
CARDáN IV SA (†)	Caracas (Venezuela)	Venezuela	VEF	17,210,000		Eni Venezuela BV Minority interest	50.00 50.00		Eq.
Compañia Agua Plana SA	Caracas (Venezuela)	Venezuela	VEF	100		Eni Venezuela BV Minority interest	26.00 74.00		Co.
East Delta Gas Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Minority interest	37.50 62.50		Co.
East Kanayis Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Minority interest	50.00 50.00		Co.
El Temsah Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Minority interest	25.00 75.00		Co.
EniRepSa Gas Ltd (†) (in liquidation)	Al-Khobar (Saudi Arabia)	Saudi Arabia	SAR	11,250,000		Eni Middle East BV Minority interest	50.00 50.00		Co.
Enstar Petroleum Ltd	Calgary (Canada)	Canada	CAD	0.100		Unimar Llc	100.00
Fedynskmorneftegaz Sàrl (†) (10)	Luxembourg (Luxembourg)	Russia	USD	20,000		Eni Energy Russia BV Minority interest	33.33 66.67		Eq.
InAgip doo (†)	Zagreb (Croatia)	Croatia	HRK	54,000		Eni Croatia BV Minority interest	50.00 50.00		Co.
Karachaganak Petroleum Operating BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,000		Agip Karachaganak BV Minority interest	29.25 70.75		Co.
Karachaganak Project Development Ltd (KPD)	London (United Kingdom)	United Kingdom	GBP	100		Agip Karachaganak BV Minority interest	38.00 62.00		Eq.
Khaleej Petroleum Co Wll	Safat (Kuwait)	Kuwait	KWD	250,000		Eni Middle E. Ltd Minority interest	49.00 51.00		Eq.
Liberty National Development Co Llc	Wilmington (USA)	USA	USD	0	(a)	Eni Oil & Gas Inc Minority interest	32.50 67.50		Eq.
Llc Astroinvest-Energy	Zinkiv (Ukraine)	Ukraine	UAH	457,860,000		Zagoryanska P BV	100.00

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.
(6)	The company is not considered as an associate as provided for by Article 168 of the Italian Tax Consolidated Text because the ownership is lower than 20%.
(10)	The company is included in the list provided for by Article 3 of the Ministerial Decree dated November 21, 2001: the company does not avail itself of privileged tax regimes.
(a)	Shares without nominal value.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Joint arrangements and associates

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Llc Industrial Company Gazvydobuvannya	Poltava (Ukraine)	Ukraine	UAH	315,000,000		Pokrovskoe P BV	100.00
Llc 'Westgasinvest' (†)	Lviv (Ukraine)	Ukraine	UAH	2,000,000		Eni Ukraine Hold. BV Minority interest	50.01 49.99	Eq.
Mediterranean Gas Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Minority interest	25.00 75.00	Co.
Mellitah Oil & Gas BV (†)	Amsterdam (Netherlands)	Libya	EUR	20,000		Eni North Africa BV Minority interest	50.00 50.00	Co.
Nile Delta Oil Co Nidoco	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Minority interest	37.50 62.50	Co.
North Bardawil Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Exploration BV Minority interest	30.00 70.00	Co.
Petrobel Belayim Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Minority interest	50.00 50.00	Co.
PetroBicentenario SA	Caracas (Venezuela)	Venezuela	VEF	64,000,000		Eni Lasmo Plc Minority interest	40.00 60.00	Eq.
PetroJunín SA (†)	Caracas (Venezuela)	Venezuela	VEF	1,520,100,000		Eni Lasmo Plc Minority interest	40.00 60.00	Eq.
PetroSucre SA	Caracas (Venezuela)	Venezuela	VEF	220,300,000		Eni Venezuela BV Minority interest	26.00 74.00	Eq.
Pharaonic Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Minority interest	25.00 75.00	Co.
Pokrovskoe Petroleum BV (†)	Amsterdam (Netherlands)	Netherlands	EUR	25,715		Eni Ukraine Hold. BV Minority interest	30.00 70.00	Eq.
Port Said Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Minority interest	50.00 50.00	Co.
Raml Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Minority interest	22.50 77.50	Co.
Ras Qattara Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Minority interest	37.50 62.50	Co.
Shatskmorneftegaz Sàrl (†) (10)	Luxembourg (Luxembourg)	Russia	USD	20,000		Eni Energy Russia BV Minority interest	33.33 66.67	Eq.
Société Centrale Electrique du Congo SA	Pointe-Noire (Republic of the Congo)	Republic of the Congo	XAF	44,732,000,000		Eni Congo SA Minority interest	20.00 80.00	Eq.
Société Italo Tunisienne d’Exploitation Pétrolière SA (†)	Tunisi (Tunisia)	Tunisia	TND	5,000,000		Eni Tunisia BV Minority interest	50.00 50.00	Eq.
Sodeps - Société de Développement et d’Exploitation du Permis du Sud SA (†)	Tunisi (Tunisia)	Tunisia	TND	100,000		Eni Tunisia BV Minority interest	50.00 50.00	Co.
Tapco Petrol Boru Hatti Sanayi ve Ticaret AS (†)	Istanbul (Turkey)	Turkey	TRY	7,500,000		Eni International BV Minority interest	50.00 50.00	Eq.
Tecninco Engineering Contractors Llp (†)	Aksai (Kazakhstan)	Kazakhstan	KZT	29,478,455		Tecnomare SpA Minority interest	49.00 51.00	Eq.
Thekah Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Exploration BV Minority interest	25.00 75.00	Co.
Unimar Llc (†)	Houston (USA)	USA	USD	0	(a)	Eni America Ltd Minority interest	50.00 50.00	Eq.
United Gas Derivatives Co	Cairo (Egypt)	Egypt	USD	285,000,000		Eni International BV Minority interest	33.33 66.67	Eq.
VIC CBM Ltd (†)	London (United Kingdom)	Indonesia	USD	1,315,912		Eni Lasmo Plc Minority interest	50.00 50.00	Eq.
Virginia Indonesia Co CBM Ltd (†)	London (United Kingdom)	Indonesia	USD	631,640		Eni Lasmo Plc Minority interest	50.00 50.00	Eq.
Virginia Indonesia Co Llc	Wilmington (USA)	Indonesia	USD	10		Unimar Llc	100.00
Virginia International Co Llc	Wilmington (USA)	Indonesia	USD	10		Unimar Llc	100.00
West Ashrafi Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Exploration BV Minority interest	50.00 50.00	Co.
Zagoryanska Petroleum BV (†)	Amsterdam (Netherlands)	Netherlands	EUR	18,000		Eni Ukraine Hold. BV Minority interest	60.00 40.00	Eq.
Zetah Noumbi Ltd (8)	Nassau (Bahamas)	Republic of the Congo	USD	100		Burren En. Congo Ltd Minority interest	37.00 63.00	Co.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.
(a)	Shares without nominal value.
(8)	The company is included in the list provided for by Articles 1 and 2 of the Ministerial Decree dated November 21, 2001: the profit pertaining to the Group is subject to the Italian taxation.
(10)	The company is included in the list provided for by Article 3 of the Ministerial Decree dated November 21, 2001: the company does not avail itself of privileged tax regimes.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Joint arrangements and associates

Gas & Power

In Italy

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Mariconsult SpA (†)	Milan	Italy	EUR	120,000	Eni SpA Minority interest	50.00 50.00		Eq.
Società EniPower Ferrara Srl (†)	San Donato Milanese (MI)	Italy	EUR	170,000,000	EniPower SpA Minority interest	51.00 49.00	51.00	J.O.
Termica Milazzo Srl	Milan	Italy	EUR	23,241,000	EniPower SpA Minority interest	40.00 60.00		Eq.
Transmed SpA (†)	Milan	Italy	EUR	240,000	Eni SpA Minority interest	50.00 50.00		Eq.

Outside Italy

Blue Stream Pipeline Co BV (†)	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV Minority interest	50.00 50.00	50.00	J.O.
Distribuidora de Gas Cuyana SA (†)	Buenos Aires (Argentina)	Argentina	ARS	202,351,288	Eni SpA Inv. Gas Cuyana SA Minority interest	6.84 51.00 42.16		Co.
Distribuidora de Gas del Centro SA (†)	Buenos Aires (Argentina)	Argentina	ARS	160,457,190	Eni SpA Inv. Gas Centro SA Minority interest	31.35 51.00 17.65		Co.
Egyptian International Gas Technology Co	Cairo (Egypt)	Egypt	EGP	100,000,000	Eni International BV Minority interest	40.00 60.00		Co.
EnBW Eni Verwaltungsgesellschaft mbH	Karlsruhe (Germany)	Germany	EUR	25,000	Eni International BV Minority interest	50.00 50.00		Co.
Eteria Parohis Aeriou Thessalias AE (†)	Larissa (Greece)	Greece	EUR	78,459,200	Eni SpA Minority interest	49.00 51.00		Eq.
Eteria Parohis Aeriou Thessalonikis AE (†)	Ampelokipi - Menemeni (Greece)	Greece	EUR	202,850,000	Eni SpA Minority interest	49.00 51.00		Eq.
Gas Directo SA	Madrid (Spain)	Spain	EUR	6,716,400	U. Fenosa Gas SA Minority interest	60.00 40.00
Gasifica SA	Madrid (Spain)	Spain	EUR	2,000,200	U. Fenosa Gas SA Minority interest	90.00 10.00
Gerecse Gázvezeték Építõ és Vagyonkezelõ Részvénytársaság	Tatabànya (Hungary)	Hungary	HUF	609,600,000	Turul G. Rt Minority interest	50.15 49.85
GreenStream BV (†)	Amsterdam (Netherlands)	Libya	EUR	200,000,000	Eni North Africa BV Minority interest	50.00 50.00	50.00	J.O.
Infraestructuras de Gas SA	Madrid (Spain)	Spain	EUR	340,000	U. Fenosa Gas SA Minority interest	85.00 15.00
Inversora de Gas Cuyana SA (†)	Buenos Aires (Argentina)	Argentina	ARS	60,012,000	Eni SpA Minority interest	76.00 24.00		Co.
Inversora de Gas del Centro SA (†)	Buenos Aires (Argentina)	Argentina	ARS	68,012,000	Eni SpA Minority interest	25.00 75.00		Co.
Nueva Electricidad del Gas SA	Seville (Spain)	Spain	EUR	294,272	U. Fenosa Gas SA	100.00

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Joint arrangements and associates

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Premium Multiservices SA	Tunisi (Tunisia)	Tunisia	TND	200,000	Sergaz SA Minority interest	50.00 50.00		Eq.
SAMCO Sagl (20)	Lugano (Switzerland)	Switzerland	CHF	20,000	Eni International BV Transmed. Pip. Co Ltd Minority interest	5.00 90.00 5.00		Eq.
South Stream Transport BV	Amsterdam (Netherlands)	Netherlands	EUR	41,198,000	Eni International BV Minority interest	20.00 80.00		Eq.
Spanish Egyptian Gas Co SAE	Damietta (Egypt)	Egypt	USD	375,000,000	U. Fenosa Gas SA Minority interest	80.00 20.00
Transmediterranean Pipeline Co Ltd (†) (19)	St. Helier (Jersey)	Jersey	USD	10,310,000	Eni SpA Minority interest	50.00 50.00	50.00	J.O.
Turul Gázvezeték Építõ es Vagyonkezelõ Részvénytársaság (†)	Tatabànya (Hungary)	Hungary	HUF	404,000,000	Tigáz Zrt Minority interest	58.42 41.58		Eq.
Unión Fenosa Gas Comercializadora SA	Madrid (Spain)	Spain	EUR	2,340,240	U. Fenosa Gas SA Minority interest	99.99 (..)
Unión Fenosa Gas Infrastructures BV	Amsterdam (Netherlands)	Netherlands	EUR	90,000	U. Fenosa Gas SA	100.00
Unión Fenosa Gas Exploración y Produccion SA	Logroño (Spain)	Spain	EUR	1,060,110	U. Fenosa Gas SA	100.00
Unión Fenosa Gas SA (†)	Madrid (Spain)	Spain	EUR	32,772,000	Eni SpA Minority interest	50.00 50.00		Eq.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.
(19)	The company is included in the list provided for by Articles 1 and 2 of the Ministerial Decree dated November 21, 2001: the profit pertaining to the Group is subject to the Italian taxation. The company is considered as a controlled subsidiary as provided for by Article 167, paragraph 3, of the Italian Tax Consolidated Text.
(20)	The company is included in the list provided for by Article 3 of the Ministerial Decree dated November 21, 2001: the company does not avail itself of privileged tax regimes. The company is considered as a controlled subsidiary as provided for by Article 167, paragraph 3, of the Italian Tax Consolidated Text.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Joint arrangements and associates

Refining & Marketing

In Italy

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Arezzo Gas SpA (†)	Arezzo	Italy	EUR	394,000	Eni Rete o&no SpA Minority interest	50.00 50.00		Eq.
CePIM Centro Padano Interscambio Merci SpA	Fontevivo (PR)	Italy	EUR	6,642,928.320	Ecofuel SpA Minority interest	34.93 65.07		Eq.
Consorzio Operatori GPL di Napoli	Napoli	Italy	EUR	102,000	Eni Rete o&no SpA Minority interest	25.00 75.00		Co.
Costiero Gas Livorno SpA (†)	Livorno	Italy	EUR	26,000,000	Eni Rete o&no SpA Minority interest	65.00 35.00	65.00	J.O.
Depositi Costieri Trieste SpA (†)	Trieste	Italy	EUR	1,560,000	Ecofuel SpA Minority interest	50.00 50.00		Eq.
Disma SpA	Segrate (MI)	Italy	EUR	2,600,000	Eni Rete o&no SpA Minority interest	25.00 75.00		Eq.
PETRA SpA (†)	Ravenna	Italy	EUR	723,100	Ecofuel SpA Minority interest	50.00 50.00		Eq.
Petrolig Sr (†)	Genova	Italy	EUR	104,000	Ecofuel SpA Minority interest	70.00 30.00	70.00	J.O.
Petroven Srl (†)	Genova	Italy	EUR	156,000	Ecofuel SpA Minority interest	68.00 32.00	68.00	J.O.
Porto Petroli di Genova SpA	Genova	Italy	EUR	2,068,000	Ecofuel SpA Minority interest	40.50 59.50		Eq.
Raffineria di Milazzo ScpA (†)	Milazzo (ME)	Italy	EUR	171,143,000	Eni SpA Minority interest	50.00 50.00	50.00	J.O.
SeaPad SpA (†)	Genova	Italy	EUR	12,400,000	Ecofuel SpA Minority interest	80.00 20.00		Eq.
Seram SpA	Fiumicino (RM)	Italy	EUR	852,000	Eni SpA Minority interest	25.00 75.00		Co.
Sigea Sistema Integrato Genova Arquata SpA	Genova	Italy	EUR	3,326,900	Ecofuel SpA Minority interest	35.00 65.00		Eq.
Venice Tecnologie SpA (†)	Porto Marghera (VE)	Italy	EUR	150,000	Eni SpA Minority interest	50.00 50.00		Eq.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Joint arrangements and associates

Outside Italy

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

AET - Raffineriebeteiligungsgesellschaft mbH	Schwedt (Germany)	Germany	EUR	27,000	Eni Deutsch. GmbH Minority interest	33.33 66.67			Eq.
Area di Servizio City Moesa SA (10)	San Vittore (Switzerland)	Switzerland	CHF	1,800,000	City Carburoil SA Minority interest	58.00 42.00
Bayernoil Raffineriegesellschaft mbH (†)	Vohburg (Germany)	Germany	EUR	10,226,000	Eni Deutsch. GmbH Minority interest	20.00 80.00		20.00	J.O.
Ceská Rafinérská AS	Litvinov (Czech Republic)	Czech Republic	CZK	9,348,240,000	Eni International BV Minority interest	32.44 67.56			Co.
City Carburoil SA (†) (10)	Rivera (Switzerland)	Switzerland	CHF	6,000,000	Eni Suisse SA Minority interest	49.91 50.09			Eq.
ENEOS Italsing Pte Ltd (8)	Singapore (Singapore)	Singapore	SGD	12,000,000	Eni International BV Minority interest	22.50 77.50			Eq.
FSH Flughafen Schwechat Hydranten-Gesellschaft OG	Wien (Austria)	Austria	EUR	9,399,619.870	Eni Marketing A. GmbH Eni Mineralölh. GmbH Eni Austria GmbH Minority interest	14.29 14.29 14.28 57.14			Co.
Fuelling Aviation Services GIE	Tremblay en France (France)	France	EUR	1	Eni France Sàrl Minority interest	25.00 75.00			Co.
Gilg & Schweiger GmbH (†) (in liquidation)	Baierbrunn (Germany)	Germany	EUR	26,000	Eni Deutsch. GmbH Minority interest	50.00 50.00			Eq.
Mediterranée Bitumes SA	Tunisi (Tunisia)	Tunisia	TND	1,000,000	Eni International BV Minority interest	34.00 66.00			Eq.
Prague Fuelling Services Sro (†)	Prague (Czech Republic)	Czech Republic	CZK	39,984,000	Eni Ceská R. Sro Minority interest	50.00 50.00			Eq.
Rosa GmbH	Zirndorf (Germany)	Germany	EUR	2,100,000	Eni Deutsch. GmbH Minority interest	24.80 75.20			Co.
Routex BV	Amsterdam (Netherlands)	Netherlands	EUR	67,500	Eni International BV Minority interest	20.00 80.00			Eq.
Saraco SA (10)	Meyrin (Switzerland)	Switzerland	CHF	420,000	Eni Suisse SA Minority interest	20.00 80.00			Co.
Supermetanol CA (†)	Jose Puerto La Cruz (Venezuela)	Venezuela	VEF	12,086,744.845	Ecofuel SpA Supermetanol CA Minority interest	34.51 30.07 35.42	(a)	50.00	J.O.
TBG Tanklager Betriebsgesellschaft GmbH (†)	Salzburg (Austria)	Austria	EUR	43,603.700	Eni Marketing A. GmbH Minority interest	50.00 50.00			Eq.
Weat Electronic Datenservice GmbH	Düsseldorf (Germany)	Germany	EUR	409,034	Eni Deutsch. GmbH Minority interest	20.00 80.00			Eq.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value
(†)	Jointly controlled entity.
(8)	The company is included in the list provided for by Articles 1 and 2 of the Ministerial Decree dated November 21, 2001: the profit pertaining to the Group is subject to the Italian taxation.
(10)	The company is included in the list provided for by Article 3 of the Ministerial Decree dated November 21, 2001: the company does not avail itself of privileged tax regimes.
(a)	Controlling interest:	Ecofuel SpA	50.00
		Minority interest	50.00

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Joint arrangements and associates

Versalis

In Italy

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Brindisi Servizi Generali Scarl	Brindisi	Italy	EUR	1,549,060	Versalis SpA Syndial SpA EniPower SpA Minority interest	49.00 20.20 8.90 21.90	Eq.
IFM Ferrara ScpA	Ferrara	Italy	EUR	5,270,466	Versalis SpA Syndial SpA S.E.F. Srl Minority interest	19.74 11.58 10.70 57.98	Eq.
Matrìca SpA (†)	Porto Torres (SS)	Italy	EUR	37,500,000	Versalis SpA Minority interest	50.00 50.00	Eq.
Newco Tech SpA (†)	Novara	Italy	EUR	200,000	Versalis SpA Genomatica Inc	88.90 11.10	Eq.
Novamont SpA	Novara	Italy	EUR	13,333,500	Versalis SpA Minority interest	25.00 75.00	Eq.
Priolo Servizi ScpA	Melilli (SR)	Italy	EUR	25,600,000	Versalis SpA Syndial SpA Minority interest	36.50 4.25 59.25	Eq.
Ravenna Servizi Industriali ScpA	Ravenna	Italy	EUR	5,597,400	Versalis SpA EniPower SpA Ecofuel SpA Minority interest	42.13 30.37 1.85 25.65	Eq.
Servizi Porto Marghera Scarl	Porto Marghera (VE)	Italy	EUR	8,751,500	Versalis SpA Syndial SpA Minority interest	48.13 38.14 13.73	Eq.

Outside Italy

Lotte Versalis Elastomers Co Ltd (†)	Yeosu (South Korea)	South Korea	KRW	60,200,010,000	Versalis SpA Minority interest	50.00 50.00	Eq.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value
(†)	Jointly controlled entity.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Joint arrangements and associates

Engineering & Construction

In Italy

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

ASG Scarl	San Donato Milanese (MI)	Italy	EUR	50,864	Saipem SpA Minority interest	55.41 44.59		Eq.
CEPAV (Consorzio Eni per l’Alta Velocità) Due	San Donato Milanese (MI)	Italy	EUR	51,645.690	Saipem SpA Minority interest	52.00 48.00		Eq.
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	San Donato Milanese (MI)	Italy	EUR	51,645.690	Saipem SpA Minority interest	50.36 49.64		Eq.
Consorzio F.S.B. (†)	Marghera (VE)	Italy	EUR	15,000	Saipem SpA Minority interest	28.00 72.00		Co.
Consorzio Sapro (†)	San Giovanni Teatino (CH)	Italy	EUR	10,329.140	Saipem SpA Minority interest	51.00 49.00		Co.
Modena Scarl (in liquidation)	San Donato Milanese (MI)	Italy	EUR	400,000	Saipem SpA Minority interest	59.33 40.67		Eq.
PLNG 9 Snc di Chiyoda Corporation e Servizi Energia Italia SpA (†) (in liquidation)	San Donato Milanese (MI)	Malaysia	EUR	1,000	SEI SpA Minority interest	50.00 50.00		Eq.
Rodano Consortile Scarl	San Donato Milanese (MI)	Italy	EUR	250,000	Saipem SpA Minority interest	53.57 46.43		Eq.
Rosetti Marino SpA	Ravenna	Italy	EUR	4,000,000	Saipem SA Minority interest	20.00 80.00		Eq.

Outside Italy

02 PEARL Snc (†)	Montigny-Le-Bretonneux (France)	France	EUR	1,000	Saipem SA Minority interest	50.00 50.00	21.56	J.O.
Barber Moss Ship Management AS (†)	Lysaker (Norway)	Norway	NOK	1,000,000	Moss Maritime AS Minority interest	50.00 50.00		Eq.
CCS Netherlands BV (†) (former CSC Netherlands BV)	Amsterdam (Netherlands)	Netherlands	EUR	300,000	Saipem Intern. BV Minority interest	33.33 66.67		Eq.
Charville - Consultores e Serviços Lda (†)	Funchal (Portugal)	Portugal	EUR	5,000	Saipem Intern. BV Minority interest	50.00 50.00		Eq.
CMS&A Wll (†)	Doha (Qatar)	Qatar	QAR	500,000	Snamprog. Netherl. BV Minority interest	20.00 80.00		Eq.
CSC Japan Godo Kaisha	Yokohama (Japan)	Japan	JPY	3,000,000	CCS Netherlands BV	100.00
CSC Western Australia Pty Ltd	Perth (Australia)	Australia	AUD	30,000	CCS Netherlands BV	100.00
CSFLNG Netherlands BV (†)	Amsterdam (Netherlands)	Netherlands	EUR	600,000	Saipem SA Minority interest	50.00 50.00		Eq.
Fertilizantes Nitrogenados de Oriente CEC	Caracas (Venezuela)	Venezuela	VEB	9,667,827,216	Snamprog. Netherl. BV Fertiliz. N. Orien. SA Minority interest	20.00 (..) 79.99		Eq.
Fertilizantes Nitrogenados de Oriente SA	Caracas (Venezuela)	Venezuela	VEB	286,549	Snamprog. Netherl. BV Minority interest	20.00 80.00		Eq.
FPSO Mystras (Nigeria) Ltd	Victoria Island (Nigeria)	Nigeria	NGN	15,000,000	FPSO Mystras Lda	100.00

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value
(†)	Jointly controlled entity.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Joint arrangements and associates

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

FPSO Mystras - Produçío de Petròleo Lda (†)	Funchal (Portugal)	Portugal	EUR	50,000	Saipem Intern. BV Minority interest	50.00 50.00			Eq.
Hazira Cryogenic Engineering & Construction Management Private Ltd (†)	Mumbai (India)	India	INR	500,000	Saipem SA Minority interest	55.00 45.00			Eq.
KWANDA - Suporte Logistico Lda (17)	Luanda (Angola)	Angola	AOA	25,510,204	Saipem SA Minority interest	49.00 51.00	(a)		Eq.
LNG - Serviços e Gestao de Projectos Lda	Funchal (Portugal)	Portugal	EUR	5,000	Snamprog. Netherl. BV Minority interest	25.00 75.00			Eq.
Mangrove Gas Netherlands BV (†)	Amsterdam (Netherlands)	Netherlands	EUR	2,000,000	Saipem Intern. BV Minority interest	50.00 50.00			Eq.
PetRomer Lda (†) (20)	Luanda (Angola)	Angola	USD	357,142.850	Saipem SA Minority interest	70.00 30.00			Eq.
RPCO Enterprises Ltd (†) (in liquidation)	Nicosia (Cyprus)	Cyprus	EUR	17,100	Snamprog. Netherl. BV Minority interest	50.00 50.00			Eq.
Sabella SAS	Quimper (France)	France	EUR	1,200,000	Sofresid Engine. SA Minority interest	35.09 64.91			Eq.
Saidel Ltd (†)	Victoria Island Lagos (Nigeria)	Nigeria	NGN	236,650,000	Saipem Intern. BV Minority interest	49.00 51.00			Eq.
Saipar Drilling Co BV (†)	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Saipem Intern. BV Minority interest	50.00 50.00			Eq.
Saipem Taqa Al Rushaid Fabricators Co Ltd	Dammam (Saudi Arabia)	Saudi Arabia	SAR	40,000,000	Saipem Intern. BV Minority interest	40.00 60.00			Eq.
Saipon Snc (†)	Montigny-Le-Bretonneux (France)	France	EUR	20,000	Saipem SA Minority interest	60.00 40.00		25.87	J.O.
Sairus Llc (†)	Krasnodar (Russia)	Russia	RUB	83,603,800	Saipem Intern. BV Minority interest	50.00 50.00			Eq.
Société pour la Réalisation du Port de Tanger Méditerranée (†)	Anjra (Morocco)	Morocco	EUR	33,000	Saipem SA Minority interest	33.33 66.67			Eq.
Southern Gas Constructors Ltd (†)	Lagos (Nigeria)	Nigeria	NGN	10,000,000	Saipem Intern. BV Minority interest	50.00 50.00			Eq.
SPF - TKP Omifpro Snc (†)	Paris (France)	France	EUR	50,000	Saipem SA Minority interest	50.00 50.00		21.56	J.O.
Sud-Soyo Urban Development Lda (†) (13)	Soyo (Angola)	Angola	AOA	20,000,000	Saipem SA Minority interest	49.00 51.00			Eq.
Tchad Cameroon Maintenance BV (†)	Rotterdam (Netherlands)	Cameroon	EUR	18,000	Saipem SA Minority interest	40.00 60.00			Eq.
T.C.P.I. Angola Tecnoprojecto Internacional SA (10)	Luanda (Angola)	Angola	AOA	9,000,000	Petromar Lda Minority interest	35.00 65.00
Tecnoprojecto Internacional Projectos e Realizações Industriais SA	Porto Salvo Concelho De Oeiras (Portugal)	Portugal	EUR	700,000	Saipem SA Minority interest	42.50 57.50			Eq.
TMBYS SAS (†)	Guyancourt (France)	Morocco	EUR	30,000	Saipem SA Minority interest	33.33 66.67			Eq.
TSGI Muhendislik Insaat Limited Sirketi (†)	Istanbul (Turkey)	Turkey	TRY	600,000	Saipem Ing y C. SLU Minority interest	30.00 70.00			Eq.
TSKJ - Serviços de Engenharia Lda	Funchal (Portugal)	Portugal	EUR	5,000	Snamprog. Netherl. BV Minority interest	25.00 75.00			Eq.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.
(10)	The company is included in the list provided for by Article 3 of the Ministerial Decree dated November 21, 2001: the company does not avail itself of privileged tax regimes.
(13)	The company is included in the list provided for by Article 3 of the Ministerial Decree dated November 21, 2001: the profit pertaining to the Group is subject to the Italian taxation.
(17)	The company is included in the list provided for by Article 3 of the Ministerial Decree dated November 21, 2001: the company is not subject to the Italian taxation following the admission of the instance by the Italian Revenue Agency.
(20)	The company is included in the list provided for by Article 3 of the Ministerial Decree dated November 21, 2001: the company does not avail itself of privileged tax regimes. The company is considered as a controlled subsidiary as provided for by Article 167, paragraph 3, of the Italian Tax Consolidated Text.
(a)	Controlling interest:	Saipem SA	40.00
		Minority interest	60.00

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Joint arrangements and associates

Other activities

In Italy

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Cengio Sviluppo ScpA (in liquidation)	Genova	Italy	EUR	120,255.030	Syndial SpA Minority interest	40.00 60.00		Eq.
Filatura Tessile Nazionale Italiana - FILTENI SpA (in liquidation)	Ferrandina (MT)	Italy	EUR	4,644,000	Syndial SpA Minority interest	59.56 40.44	(a)	Co.
Ottana Sviluppo ScpA (in liquidation)	Nuoro	Italy	EUR	516,000	Syndial SpA Minority interest	30.00 70.00		Eq.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(a)	Controlling interest:	Syndial SpA	48.00
		Minority interest	52.00

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Changes in the scope of consolidation for the first half 2014

Other significant investments

Exploration & Production

In Italy

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	(*)

Consorzio Universitario in Ingegneria per la Qualità e l’Innovazione	Pisa	Italy	EUR	135,000		Eni SpA Minority interest	16.67 83.33	Co.

Outside Italy

Administradora del Golfo de Paria Este SA	Caracas (Venezuela)	Venezuela	VEF	100		Eni Venezuela BV Minority interest	19.50 80.50	Co.
Brass LNG Ltd	Lagos (Nigeria)	Nigeria	USD	1,000,000		Eni Int. NA NV Sàrl Minority interest	17.00 83.00	Co.
Darwin LNG Pty Ltd	West Perth (Australia)	Australia	AUD	1,111,019,258		Eni G&P LNG Aus. BV Minority interest	10.99 89.01	Co.
New Liberty Residential Co Llc	West Trenton (USA)	USA	USD	0	(a)	Eni Oil & Gas Inc Minority interest	17.50 82.50	Co.
Nigeria LNG Ltd	Port Harcourt (Nigeria)	Nigeria	USD	1,138,207,000		Eni Int. NA NV Sàrl Minority interest	10.40 89.60	Co.
Norsea Pipeline Ltd	Woking Surrey (United Kingdom)	United Kingdom	GBP	7,614,062		Eni SpA Minority interest	10.32 89.68	Co.
North Caspian Operating Co BV	Aja (Netherlands)	Netherlands	EUR	128,520		Agip Caspian Sea BV Minority interest	16.81 83.19	Co.
North Caspian Transportation Manager Co BV	Amsterdam (Netherlands)	Kazakhstan	EUR	100,010		Agip Caspian Sea BV Minority interest	16.81 83.19	Co.
OPCO - Sociedade Operacional Angola LNG SA	Luanda (Angola)	Angola	AOA	7,400,000		Eni Angola Prod. BV Minority interest	13.60 86.40	Co.
Petrolera Güiria SA	Caracas (Venezuela)	Venezuela	VEF	1,000,000		Eni Venezuela BV Minority interest	19.50 80.50	Co.
Point Fortin LNG Exports Ltd	Port of Spain (Trinidad and Tobago)	Trinidad and Tobago	USD	10,000		Eni T&T Ltd Minority interest	17.31 82.69	Co.
SOMG - Sociedade de Operações e Manutençío de Gasodutos SA	Luanda (Angola)	Angola	AOA	7,400,000		Eni Angola Prod. BV Minority interest	13.60 86.40	Co.
Torsina Oil Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Minority interest	12.50 87.50	Co.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(a)	Shares without nominal value.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Other significant investiments

Gas & Power

Outside Italy

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	(*)

Angola LNG Supply Services Llc	Wilmington (USA)	USA	USD	19,278,782	Eni USA Gas M. Llc Minority interest	13.60 86.40	Co.
Norsea Gas GmbH	Emden (Germany)	Germany	EUR	1,533,875.640	Eni International BV Minority interest	13.04 86.96	Co.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Changes in the scope of consolidation for the first half 2014

Refining & Marketing

In Italy

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	(*)

Consorzio Obbligatorio degli Oli Usati	Rome	Italy	EUR	36,149		Eni SpA Minority interest	14.41 85.59	Co.
Società Italiana Oleodotti di Gaeta SpA (14)	Rome	Italy	ITL	360,000,000		Eni SpA Minority interest	72.48 27.52	Co.

Outside Italy

BFS Berlin Fuelling Services GbR	Hamburg (Germany)	Germany	EUR	150,511		Eni Deutsch. GmbH Minority interest	12.50 87.50	Co.
Compania de Economia Mixta "Austrogas"	Cuenca (Ecuador)	Ecuador	USD	3,028,749		Eni Ecuador SA Minority interest	13.31 86.69	Co.
Dépot Pétrolier de Fos SA	Fos-Sur-Mer (France)	France	EUR	3,954,196.400		Eni France Sàrl Minority interest	16.81 83.19	Co.
Dépôt Pétrolier de la Côte d’Azur SAS	Nanterre (France)	France	EUR	207,500		Eni France Sàrl Minority interest	18.00 82.00	Co.
Joint Inspection Group Ltd	London (United Kingdom)	United Kingdom	GBP	0	(a)	Eni SpA Minority interest	12.50 87.50	Co.
S.I.P.G. Société Immobilier Pétrolier de Gestion Snc	Tremblay en France (France)	France	EUR	40,000		Eni France Sàrl Minority interest	12.50 87.50	Co.
Sistema Integrado de Gestion de Aceites Usados	Madrid (Spain)	Spain	EUR	181,427		Eni Iberia SLU Minority interest	14.96 85.04	Co.
Tanklager - Gesellschaft Tegel (TGT) GbR	Hamburg (Germany)	Germany	EUR	23		Eni Deutsch. GmbH Minority interest	12.50 87.50	Co.
TAR - Tankanlage Ruemlang AG	Ruemlang (Switzerland)	Switzerland	CHF	3,259,500		Eni Suisse SA Minority interest	16.27 83.73	Co.
Tema Lube Oil Co Ltd	Accra (Ghana)	Ghana	GHS	258,309		Eni International BV Minority interest	12.00 88.00	Co.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(a)	Shares without nominal value.
(14)	The company is under extraordinary administration according to Law No. 95 dated April 3, 1979.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Other significant investiments

Corporate and financial companies

In Italy

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	(*)

Consorzio per l’Innovazione nella Gestione delle Imprese e della Pubblica Amministrazione	Milan	Italy	EUR	150,000	Eni Corporate U. SpA Minority interest	10.67 89.33	Co.
Emittenti Titoli SpA	Milan	Italy	EUR	4,264,000	Eni SpA Emittenti Titoli SpA Minority interest	10.00 0.78 89.22	Co.
Snam SpA (#)	San Donato Milanese (MI)	Italy	EUR	3,571,187,994	Eni SpA Snam SpA Minority interest	8.54 0.09 91.37	F.V.

Outside Italy

Galp Energia SGPS SA (#)	Lisbon (Portugal)	Portugal	EUR	829,250,635	Eni SpA Minority interest	8.00 92.00	F.V.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(#)	Company with shares quoted in the regulated market of Italy or of other EU Countries.

Contents
Eni Interim Consolidated Report / Annex to condensed consolidated interim financial statements - Changes in the scope of consolidation for the first half 2014

Changes in the scope of consolidation for the first half of 2014

Fully consolidated subsidiaries

Companies included (No. 3)

ACAM Clienti SpA	La Spezia	Gas & Power	Acquisition of the control
Liverpool Bay Ltd	London	Exploration & Production	Acquisition
Smacemex Scarl	San Donato Milanese	Engineering & Construction	Constituted

Companies excluded (No. 3)

Eni Mali BV	Amsterdam	Exploration & Production	Irrelevancy
Eni Togo BV	Amsterdam	Exploration & Production	Irrelevancy
Saipem Mediteran Usluge doo (in liquidation)	Rijeka	Engineering & Construction	Cancellation

Contents

Investor Relations
Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)
Tel. +39-0252051651 - Fax +39-0252031929
e-mail: investor.relations@eni.com

eni spa
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital stock as of December 31, 2013:
€4,005,358,876 fully paid
Tax identification number: 00484960588
Branches:
San Donato Milanese (Milan) - Via Emilia, 1
San Donato Milanese (Milan) - Piazza Ezio Vanoni, 1

Publications
Financial Statement pursuant to rule 154-ter paragraph 1
of Legislative Decree No. 58/1998
Annual Report
Annual Report on Form 20-F
for the Securities and Exchange Commission
Fact Book (in Italian and English)
Eni in 2013 (in English)
Interim Consolidated Report as of June 30 pursuant
to rule 154-ter paragraph 2 of Legislative Decree No. 58/1998
Corporate Governance Report pursuant to rule 123-bis
of Legislative Decree No. 58/1998
(in Italian and English)
Remuneration Report pursuant to rule 123-ter
of Legislative Decree No. 58/1998 (in Italian and English)

Internet home page: eni.com
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.com

ADRs/Depositary
BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170
shrrelations@cpushareownerservices.com

Overnight correspondence should be sent to:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845

Toll Free numbers for domestic calls: - 1-888-269-2377
Number for International calls: - 201-680-6825

Institutional Investors' contacts for issuances/cancellations of ADRs:
UK: Mark Lewis - Tel. +44 (0) 20 7964 6089;
mark.lewis@bnymellon.com
USA: Kristen Resch Enea - Tel. +1 212 815 2213;
kristen.resch@bnymellon.com
Hong Kong: Herston Powers - Tel. +852 2840 9868;
Herston.Powers@bnymellon.com

Cover: Inarea - Rome - Italy
Layout and supervision: Korus - Rome - Italy
Printing: Tipografia Facciotti Srl - Rome - Italy
Printed on environment friendly paper: Gardapat 13 Kiara - Cartiere del Garda eni confirms its inclusion in the main sustainability indexes

Contents

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), August 6, 2014 - During the period from July 28 to August 1, 2014, Eni acquired No. 485,500 shares for a total consideration of euro 9,434,920.03, within the authorization to purchase treasury shares approved at Eni’s General Meeting of shareholders on May 8, 2014, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
28/07/2014	90,200	19.7275	1,779,423.53
29/07/2014	89,700	19.7414	1,770,808.02
30/07/2014	94,000	19.6118	1,843,504.54
31/07/2014	103,100	19.1927	1,978,764.00
01/08/2014	108,500	19.0085	2,062,419.94
Total	485,500	19.4334	9,434,920.03

Following the purchases announced today, considering the treasury shares already held, on August 1, 2014 Eni holds No. 25,089,137 shares equal to 0.69% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
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Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), August 13, 2014 - During the period from August 4 to August 8, 2014, Eni acquired No. 572,000 shares for a total consideration of euro 10,626,329.19, within the authorization to purchase treasury shares approved at Eni’s General Meeting of shareholders on May 8, 2014, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
04/08/2014	110,600	18.8833	2,088,489.20
05/08/2014	114,000	18.6969	2,131,450.83
06/08/2014	114,500	18.4957	2,117,752.23
07/08/2014	116,300	18.5154	2,153,344.45
08/08/2014	116,600	18.3130	2,135,292.48
Total	572,000	18.5775	10,626,329.19

Following the purchases announced today, considering the treasury shares already held, on August 8, 2014 Eni holds No. 25,661,137 shares equal to 0.71% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), August 20, 2014 - During the period from August 11 to August 14, 2014, Eni acquired No. 493,500 shares for a total consideration of euro 9,008,098.13, within the authorization to purchase treasury shares approved at Eni’s General Meeting of shareholders on May 8, 2014, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
11/08/2014	115,400	18.2596	2,107,159.21
12/08/2014	117,100	18.2631	2,138,612.14
13/08/2014	125,000	18.2002	2,275,022.96
14/08/2014	136,000	18.2890	2,487,303.82
Total	493,500	18.2535	9,008,098.13

Following the purchases announced today, considering the treasury shares already held, on August 14, 2014 Eni holds No. 26,154,637 shares equal to 0.72% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), August 27, 2014 - During the period from August 18 to August 22, 2014, Eni acquired No. 614,500 shares for a total consideration of euro 11,328,800.08, within the authorization to purchase treasury shares approved at Eni’s General Meeting of shareholders on May 8, 2014, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
18/08/2014	125,000	18.4314	2,303,920.96
19/08/2014	125,000	18.3925	2,299,068.35
20/08/2014	122,100	18.3679	2,242,724.91
21/08/2014	120,000	18.5692	2,228,303.60
22/08/2014	122,400	18.4214	2,254,782.26
Total	614,500	18.4358	11,328,800.08

Following the purchases announced today, considering the treasury shares already held, on August 22, 2014 Eni holds No. 26,769,137 shares equal to 0.74% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com